
11007708



SEC Mail Processing Section
JUL 01 2011
Washington, DC
211

VITACOST.COM, INC.
NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
July 5, 2011

To Our Stockholders:

The Annual Meeting of Stockholders of Vitacost.com, Inc., a Delaware corporation, will be held at 1:00 p.m., local time, on Tuesday, July 5, 2011, at the Embassy Suites hotel at 661 Northwest 53rd Street, Boca Raton, Florida for the following purposes:

1. To elect six directors nominated by our Board of Directors to serve until our next annual meeting of stockholders or in each case until his successor is elected and qualified;
2. To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2011;
3. To hold an advisory vote on executive compensation;
4. To hold an advisory vote on the frequency of holding future advisory votes on executive compensation; and
5. To transact such other business as may properly come before the meeting or any adjournment(s) or postponement(s) thereof.

These items of business are more fully described in the proxy statement accompanying this notice. We encourage you to read this information carefully. This Annual Meeting of Stockholders will be considered an annual meeting for both fiscal years 2009 and 2010 for purposes of the requirements of the NASDAQ Stock Market.

Our Board of Directors has fixed the close of business on June 9, 2011 as the record date for the determination of holders of record of our Common Stock (as defined below) entitled to notice of, and to vote at, the meeting or any adjournment(s) or postponement(s) thereof. A list of our stockholders as of the record date will remain open for inspection during ordinary business hours beginning 10 days prior to the meeting at the address of our executive offices set forth in the proxy statement accompanying this notice and will remain open for inspection during the meeting.

All stockholders are cordially invited to attend the meeting and vote in person. Whether or not you plan to attend the meeting, and regardless of the number of shares of Common Stock you own, please sign, date and return the enclosed proxy card promptly or vote via the Internet or by telephone. A return envelope, which requires no postage if it is mailed in the United States, is enclosed for your convenience. You may vote in person at the meeting even if you have previously given your proxy.

Please read carefully and in its entirety the enclosed proxy statement, which explains the proposals to be considered by you and acted upon at the meeting. We look forward to seeing you at the Annual Meeting of Stockholders.

Sincerely,

Michael A. Kumin
Interim Chairman of the Board

Boca Raton, Florida
June 21, 2011

ALL HOLDERS OF RECORD OF OUR COMMON STOCK (WHETHER YOU INTEND TO ATTEND THE MEETING OR NOT) ARE STRONGLY ENCOURAGED TO PROMPTLY COMPLETE, SIGN, DATE AND RETURN THE PROXY CARD OR VOTING INSTRUCTION FORM ENCLOSED WITH THE ACCOMPANYING PROXY STATEMENT OR VOTE BY USING THE INTERNET OR BY TELEPHONE AS INSTRUCTED IN THE ENCLOSED PROXY CARD OR VOTING INSTRUCTION CARD.

TABLE OF CONTENTS

	Page
ANNUAL MEETING OF STOCKHOLDERS	1
Householding of Annual Meeting Materials	1
IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON JULY 5, 2011	1
VOTING AND OTHER MATTERS	2
QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND PROCEDURAL MATTERS	2
Annual Meeting	2
Why am I receiving these proxy materials?	2
Where is the Annual Meeting?	2
Who is Entitled to Vote at the Meeting?	2
Stock Ownership	2
What is the difference between holding shares as a stockholder of record and as a beneficial owner?	2
Quorum and Voting	3
Who is entitled to vote at the Annual Meeting?	3
How many shares must be present or represented to conduct business at the Annual Meeting?	3
How can I attend the Annual Meeting?	3
How can I vote my shares in person at the Annual Meeting?	3
How can I vote my shares without attending the Annual Meeting?	3
What proposals will be voted on at the Annual Meeting?	4
What is the voting requirement to approve these proposals?	4
What happens if I do not cast a vote?	5
How does the Board of Directors recommend that I vote?	5
If I sign a proxy, how will it be voted?	5
What happens if additional matters are presented at the Annual Meeting?	5
Can I change or revoke my vote?	5
How many votes do I have?	6
How many votes can be cast by all stockholders?	6
Who will bear the costs of soliciting votes for the Annual Meeting?	6
Where can I find the voting results of the Annual Meeting?	6
Stockholder Proposals and Director Nominations at Future Meetings	6
What is the deadline to propose actions for consideration at the 2012 annual meeting of stockholders or to nominate individuals to serve as directors?	6
How may I obtain a copy of the bylaw provisions regarding stockholder proposals and director nominations?	7
How can I nominate director candidates?	7
Additional Information About the Proxy Materials	7

	Page
What should I do if I receive more than one set of proxy materials?	7
What is the mailing address for Vitacost's principal executive offices?	7
Annual Report and Other Matters	8
BACKGROUND TO THE ANNUAL MEETING OF STOCKHOLDERS	9
PROPOSAL ONE: ELECTION OF DIRECTORS	11
Nominees	11
Information and Qualifications Regarding the Nominees	12
PROPOSAL TWO: RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	14
FEES PAID TO ACCOUNTANTS	14
PROPOSAL THREE: ADVISORY APPROVAL OF COMPENSATION OF NAMED EXECUTIVE OFFICERS	16
PROPOSAL FOUR: NON-BINDING VOTE ON THE FREQUENCY OF THE NON-BINDING VOTE ON EXECUTIVE COMPENSATION	17
CORPORATE GOVERNANCE	18
Director Independence	18
Board Committees	18
Consideration of Director Nominees	20
Board Meetings/Annual Meeting of Stockholders	21
Board's Role in Risk Oversight	21
Board Leadership Structure	22
Compensation Committee Interlocks and Insider Participation	22
Contacting the Board of Directors	22
EXECUTIVE COMPENSATION	24
Compensation Discussion and Analysis	24
COMPENSATION COMMITTEE REPORT	28
Director Compensation	40
Equity Compensation Plan Information	41
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE	42
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	42
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	45
Transactions with Current and Former Directors and Officers	45
Indemnification Agreements	45
Stockholder Agreement with the Great Hill Entities	45
Registration Rights Agreement with the Great Hill Entities and Certain of Their Affiliates	47
Procedures for Related Party Transactions	49
REPORT OF THE AUDIT COMMITTEE	50
OTHER MATTERS	51

DIRECTIONS TO EMBASSY SUITES HOTEL
AT
661 NORTHWEST 53RD STREET, BOCA RATON, FLORIDA 33487

Directions from I-95:

Exit Yamato Road (Exit 48) going west. Cross over the railroad tracks and take the first right on NW 53rd Street.

Directions from the Florida Turnpike:

Exit Glades Road East to I-95 North. Exit Yamato Road and go west. Cross over the railroad tracks and take the first right on NW 53rd Street.

[This page intentionally left blank.]



VITACOST.COM, INC.
5400 Broken Sound Blvd., NW, Suite 500
Boca Raton, Florida 33487

PROXY STATEMENT

ANNUAL MEETING OF STOCKHOLDERS
July 5, 2011

This proxy statement is being furnished to all holders of record, as of June 9, 2011, of the Common Stock of Vitacost.com, Inc., a Delaware corporation, in connection with the solicitation of proxies by our Board of Directors for our Annual Meeting of Stockholders to be held at the Embassy Suites hotel at 661 Northwest 53rd Street, Boca Raton, Florida on Tuesday, July 5, 2011, at 1:00 p.m., local time, and at any adjournment(s) or postponement(s) of the meeting, solely for the purposes stated in this proxy statement and in the accompanying Notice of Annual Meeting of Stockholders. If you need directions to the location of the meeting, please call our investor relations department at (561) 982-4180. This Annual Meeting of Stockholders will be considered an annual meeting for both fiscal years 2009 and 2010 for purposes of the requirements of the NASDAQ Stock Market.

Our principal executive office is located at 5400 Broken Sound Blvd., NW, Suite 500, Boca Raton, Florida 33487.

The approximate date of mailing of the Notice of Annual Meeting of Stockholders, this proxy statement, the enclosed proxy card and our 2010 Annual Report is June 21, 2011.

Householding of Annual Meeting Materials

Certain brokers and other nominee record holders may be participating in the practice of "householding" this proxy statement and other proxy materials. This means that only one copy of this proxy statement and other proxy materials may have been sent to multiple stockholders in a stockholder's household. We will promptly deliver additional copies of this proxy statement and other proxy materials to any stockholder who contacts our investor relations department at (561) 982-4180 or at the address of our executive offices set forth in this proxy statement requesting such additional copies. If a stockholder is receiving multiple copies of this proxy statement and other proxy materials at the stockholder's household and would like to receive in the future only a single copy of the proxy statement and other proxy materials for a stockholder's household, such stockholder should contact their broker, other nominee record holder or our investor relations department at (561) 982-4180 or at the address of our executive offices set forth in this proxy statement to request the future mailing of only a single copy of our proxy statement and other proxy materials.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON JULY 5, 2011

This proxy statement, the form of the proxy card and our Annual Report on Form 10-K for our fiscal year ended December 31, 2010 are available electronically free of charge at *http://investor.vitacost.com.* Stockholders may also obtain a copy of these materials by writing to our investor relations department at the address of our executive offices set forth in this proxy statement.

VOTING AND OTHER MATTERS

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND PROCEDURAL MATTERS

Annual Meeting

Q: Why am I receiving these proxy materials?

A: The Board of Directors of Vitacost.com, Inc. ("Vitacost" or the "Company") is providing these proxy materials to you in connection with the solicitation of proxies for use at our Annual Meeting of Stockholders (the "Annual Meeting") to be held on Tuesday, July 5, 2011, at 1:00 p.m., Eastern Time, and at any adjournment or postponement thereof, for the purpose of considering and acting upon the matters set forth herein.

Q: Where is the Annual Meeting?

A: The Annual Meeting will be held at the Embassy Suites hotel at 661 Northwest 53rd Street, Boca Raton, Florida. The telephone number at the hotel is (561) 994-8200. Stockholders are cordially invited to attend the Annual Meeting and are entitled to and requested to vote on the proposals to elect the six directors specified in this proxy statement, approve the ratification of the independent registered public accounting firm, hold a non-binding vote on executive compensation and hold a non-binding vote on the frequency of executive compensation votes.

Q: Who is Entitled to Vote at the Meeting?

A: Only holders of record of our common stock, par value $0.00001 per share ("Common Stock"), as of the close of business on June 9, 2011, are entitled to notice of, and to vote at, the meeting. As of June 9, 2011, there were 27,790,453 shares of our Common Stock outstanding. Each outstanding share of our Common Stock is entitled to one vote upon all matters to be acted upon at the meeting.

Stock Ownership

Q: What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A: *Stockholders of record* — If, on June 9, 2011, your shares are registered directly in your name with our transfer agent, BNY Mellon Shareowner Services, you are considered, with respect to those shares, the "stockholder of record." If you are a stockholder of record, these proxy materials have been sent directly to you by Vitacost.

Beneficial owners — Most Vitacost stockholders hold their shares through a broker, trustee, nominee or similar organization, rather than directly in their own name. If, on June 9, 2011, your shares were held in a brokerage account or by a bank or another nominee or similar organization, you are considered the "beneficial owner" of shares held in "street name." If you hold your shares in street name, these proxy materials have been forwarded to you by your broker, trustee or nominee who is considered, with respect to those shares, the stockholder of record.

As the beneficial owner, you have the right to direct your broker, trustee or nominee on how to vote your shares. Since a beneficial owner is not the stockholder of record, you may not vote these shares in person at the Annual Meeting unless you obtain a "legal proxy" from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Annual Meeting.

Quorum and Voting

Q: Who is entitled to vote at the Annual Meeting?

A: Holders of record of our Common Stock, at the close of business on June 9, 2011 (the "Record Date"), are entitled to receive notice of and to vote their shares at the Annual Meeting. Beneficial owners have the right to direct their broker, trustee, nominee or similar organization on how to vote their shares, as discussed above. Our stockholders are entitled to cast one vote for each share of Common Stock held by them as of the Record Date.

As of the Record Date, there were 27,790,453 shares of Common Stock outstanding and entitled to vote at the Annual Meeting. No shares of Vitacost's Preferred Stock were outstanding.

Q: How many shares must be present or represented to conduct business at the Annual Meeting?

A: The presence of the holders of a majority of the shares of Common Stock entitled to vote at the Annual Meeting is necessary to constitute a quorum at the Annual Meeting. Such stockholders are counted as present at the meeting if they (1) are present in person at the Annual Meeting or (2) have properly submitted a proxy card. Under the General Corporation Law of the State of Delaware, abstentions and broker "non-votes" are counted as present and entitled to vote and are, therefore, included for purposes of determining whether a quorum is present at the Annual Meeting.

A broker "non-vote" occurs when a broker, trustee, nominee or similar organization holding shares for a beneficial owner does not vote on a particular proposal because the broker, trustee or nominee does not have discretionary voting power with respect to that item and has not received instructions from the beneficial owner as to how to vote on that proposal.

Q: How can I attend the Annual Meeting?

A: If you are a stockholder of record or a beneficial owner as of June 9, 2011, please bring proof of identity for entrance to the Annual Meeting. If your shares are held in a brokerage account or by a bank or other nominee, you will need to bring a copy of a brokerage statement reflecting your stock ownership as of the Record Date.

Q: How can I vote my shares in person at the Annual Meeting?

A: Shares held in your name as the stockholder of record may be voted in person at the Annual Meeting. Shares held beneficially in street name may be voted in person at the Annual Meeting only if you obtain a "legal proxy" from the broker, trustee or nominee that holds your shares giving you the right to vote the shares. ***Even if you plan to attend the Annual Meeting, we recommend that you also submit your proxy card or follow the voting instructions described below so that your vote will be counted if you later decide not to attend the meeting.***

Q: How can I vote my shares without attending the Annual Meeting?

A: *Stockholders of Record*

If you are a stockholder of record, you may instruct the proxy holders how to vote your shares by (i) using the Internet voting site or the toll-free telephone number listed on the proxy card, (ii) mail by completing, signing, dating and returning the proxy card in the postage pre-paid envelope provided or (iii) attending the Annual Meeting and voting by ballot, as described below. Proxy cards submitted by mail must be received by the time of the meeting in order for your shares to be voted. Specific instructions for using the telephone and Internet voting systems are on the proxy card. The telephone and Internet voting systems for stockholders of record will be available until 11:59 p.m. (Eastern Time) on July 4, 2011. Whichever of these methods you select to transmit your instructions, the proxy holders will vote your shares in accordance with those instructions. If you sign and return a proxy card without giving specific voting instructions, your shares will be voted as recommended by our Board of Directors.

At the commencement of the meeting, we will distribute a written ballot to any stockholder of record who attends the meeting and wishes to vote thereat in person. Whether or not you plan to attend the meeting, we urge you to fill out and return the enclosed proxy card to ensure your vote is counted. Even if you have submitted a proxy before the meeting, you may still attend the meeting and vote in person.

Beneficial Owners (Street Name)

If a broker, trustee, nominee or similar organization holds your shares and you are a beneficial owner, you will receive instructions from them that you must follow in order to have your shares voted. The instructions from your broker, trustee, nominee or similar organization will indicate if Internet and telephone voting are available, and if they are available, will provide details regarding Internet and telephone voting. Only that organization can sign a proxy card with respect to your shares. If you have not received a voting instruction form and voting instructions with these proxy materials from that organization, you are urged to contact the person(s) responsible for your account and give them instructions for how to complete a proxy representing your shares so that a proxy can be timely returned on your behalf. You are also invited to attend the meeting. However, because you are not a holder of record of our Common Stock, if you wish instead to vote your shares held in "street name" in person at the meeting, you must obtain a "legal proxy" from your broker, bank or other nominee.

Q: What proposals will be voted on at the Annual Meeting?

A: At the Annual Meeting, stockholders will be asked to vote:

(1) To elect the six directors named in this proxy statement to serve until the next annual meeting of stockholders or in each case until his successor is duly elected and qualified;

(2) To ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2011;

(3) To approve our executive compensation, on an advisory basis; and

(4) To determine the frequency of holding an advisory vote on executive compensation, on an advisory basis.

Q: What is the voting requirement to approve these proposals?

A: *Proposal One* — If a quorum is present, the nominees receiving the highest number of votes will be elected to the Board of Directors.

You may vote "FOR," "AGAINST" or "ABSTAIN" on each of the six nominees for election as director. Abstentions and broker non-votes will not affect the outcome of the election although they will be counted for purposes of determining whether there is a quorum.

Proposal Two — The affirmative vote of a majority of the votes duly cast is required to ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm.

You may vote "FOR," "AGAINST" or "ABSTAIN" on this proposal. ***Abstentions are deemed to be votes cast and have the same effect as a vote against this proposal.*** However, broker non-votes are not deemed to be votes cast and, therefore, are not included in the tabulation of the voting results on this proposal.

Proposal Three — The affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote are required to approve our executive compensation, on an advisory basis.

You may vote "FOR," "AGAINST" or "ABSTAIN" on this proposal. ***Abstentions are deemed to be votes cast and have the same effect as a vote against this proposal.*** However, broker non-votes are not deemed to be votes cast and, therefore, are not included in the tabulation of the voting results on this proposal.

Proposal Four — The option of "ONE YEAR," "TWO YEARS," or "THREE YEARS" that receives the highest number of votes cast by stockholders will be the frequency for the advisory vote on executive compensation recommended by stockholders.

You may vote for every "ONE YEAR," "TWO YEARS," or "THREE YEARS," or may "ABSTAIN" from voting on this proposal. Abstentions and broker non-votes will not be included in the tabulation of the voting results on this proposal.

Q: What happens if I do not cast a vote?

A: *Stockholders of record* — If you are a stockholder of record and you do not cast your vote, no votes will be cast on your behalf on any of the items of business at the annual meeting.

Beneficial owners — If you hold your shares in street name it is critical that you cast your vote if you want it to count in the election of directors (Proposal One), the approval of our executive compensation, on an advisory basis (Proposal Three), and the determination of the frequency of holding an advisory vote on executive compensation, on an advisory basis (Proposal Four). Proposals One, Three and Four are "non-routine" matters and your broker cannot vote your shares in its discretion on your behalf on any "non-routine" matters.

In the past, if you held your shares in street name and you did not indicate how you wanted your shares voted in the election of directors; your broker was allowed to vote those shares on your behalf in the election of directors as the broker felt appropriate. Recent rule changes eliminate the ability of your broker to vote your uninstructed shares in the election of directors on a discretionary basis. Thus, if you hold your shares in street name and you do not instruct your broker how to vote in the election of directors, no votes will be cast on your behalf. Your broker will, however, continue to have discretion to vote any uninstructed shares on the ratification of the appointment of the Company's independent registered public accounting firm (Proposal Two). Proposal Two is the only "routine" matter on the ballot and your broker can vote your shares in its discretion on your behalf.

Q: How does the Board of Directors recommend that I vote?

A: The Board of Directors unanimously recommends that you vote your shares **"FOR"** the six nominees listed in Proposal One, **"FOR"** the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2011, **"FOR"** the approval of the executive compensation, and **"FOR"** every **"ONE YEAR"** as the frequency of holding an advisory vote on executive compensation.

Q: If I sign a proxy, how will it be voted?

A: All shares entitled to vote and represented by properly executed proxy cards received prior to the Annual Meeting, and not revoked prior to the closing of the polls at the Annual Meeting, will be voted at the Annual Meeting in accordance with the instructions indicated on those proxy cards. If no instructions are indicated on an otherwise properly executed proxy card, the shares represented by that proxy card will be voted as recommended by the Board of Directors.

Q: What happens if additional matters are presented at the Annual Meeting?

A: If any other matters are properly presented for consideration at the Annual Meeting, including, among other things, consideration of a motion to adjourn the Annual Meeting to another time or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named as proxies and acting thereunder will have discretion to vote on those matters in accordance with their best judgment. We do not currently anticipate that any other matters will be raised at the Annual Meeting.

Q: Can I change or revoke my vote?

A: If you are a *stockholder of record*, you may change your vote by (1) filing with Vitacost's General Counsel and Corporate Secretary, prior to your shares being voted at the Annual Meeting, a written notice of revocation or a duly executed proxy card, in either case dated later than the prior proxy card relating to the same shares, or (2) by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not, by itself, revoke a proxy). A stockholder of record that has voted on the Internet or by telephone may also change his or her vote by subsequently making a timely and valid Internet or telephone vote.

If you are a *beneficial owner* of shares held in street name, subject to any rules your broker, trustee, nominee or similar institution may have, you may change your vote (1) by submitting new voting instructions to your broker, trustee, nominee or similar organization, or (2) if you have obtained a legal proxy from the broker, trustee, nominee or similar organization that holds your shares giving you the right to vote the shares, by attending the Annual Meeting and voting in person.

Any written notice of revocation or subsequent proxy card must be received by Vitacost's General Counsel and Corporate Secretary prior to the taking of the vote at the Annual Meeting. Such written notice of revocation or subsequent proxy card should be hand delivered to Vitacost's General Counsel and Corporate Secretary or should be sent so as to be delivered to Vitacost.com, Inc., 5400 Broken Sound Blvd., NW, Suite 500, Boca Raton, Florida 33487, Attention: General Counsel and Corporate Secretary.

Q: How many votes do I have?

A: You will have one vote for each share of our Common Stock you owned at the close of business on the Record Date, provided those shares are either held directly in your name as the stockholder of record or were held for you as the beneficial owner through a broker, bank or other nominee.

Q: How many votes can be cast by all stockholders?

A: You are entitled to one vote for each share held on each matter considered at the Annual Meeting. We had 27,790,453 shares of Common Stock outstanding and entitled to vote on the Record Date.

Q: Who will bear the costs of soliciting votes for the Annual Meeting?

A: Vitacost will bear all expenses of this solicitation, including the cost of preparing and mailing these proxy materials. We have engaged MacKenzie Partners, Inc. as our proxy solicitor at a fee not expected to exceed $9,000 plus reimbursement of out-of-pocket expenses. Vitacost may reimburse brokerage firms, custodians, nominees, fiduciaries and other persons representing beneficial owners of Common Stock for their reasonable expenses in forwarding solicitation material to such beneficial owners. Directors, officers and employees of Vitacost may also solicit proxies in person or by other means of communication. Such directors, officers and employees will not be additionally compensated but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation.

Q: Where can I find the voting results of the Annual Meeting?

A: We intend to announce preliminary voting results at the Annual Meeting and expect to provide final results in a current report on Form 8-K within four business days of the Annual Meeting.

Stockholder Proposals and Director Nominations at Future Meetings

Q: What is the deadline to propose actions for consideration at the 2012 annual meeting of stockholders or to nominate individuals to serve as directors?

A: You may submit proposals, including director nominations, for consideration at future stockholder meetings.

Requirements for stockholder proposals to be considered for inclusion in Vitacost's proxy material — Stockholders may present proper proposals for inclusion in Vitacost's proxy statement and for consideration at the next annual meeting of its stockholders by submitting their proposals in writing to Vitacost's General Counsel and Corporate Secretary in a timely manner. In order to be included in the proxy statement for the 2012 annual meeting of stockholders, stockholder proposals must be received by Vitacost's General Counsel and Corporate Secretary no later than February 22, 2012, and must otherwise comply with the requirements of Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Requirements for stockholder proposals to be brought before an annual meeting — In addition, Vitacost's bylaws establish an advance notice procedure for stockholders who wish to present certain matters before an annual meeting of stockholders. In general, nominations for the election of directors may be made (1) by or at the direction of the Board of Directors, or (2) by any stockholder entitled to vote who has timely delivered written notice to Vitacost's General Counsel and Corporate Secretary during the Notice Period (as defined below), which notice must contain specified information concerning the nominees and concerning the stockholder proposing such nominations. However, if a stockholder wishes only to recommend a candidate for consideration by the Nominating/ Corporate Governance Committee as a potential nominee for director, see the procedures discussed in "Consideration of Director Nominees".

The "Notice Period" is defined as the period commencing on the date 120 days prior to the one year anniversary of the date on which Vitacost first mailed its proxy materials to stockholders for the previous year's annual meeting of stockholders and terminating on the date 90 days prior to the one year anniversary of the date on which Vitacost first mailed its proxy materials to stockholders for the previous year's annual meeting of stockholders. As a result, the Notice Period for the 2012 annual meeting of stockholders will be from February 22, 2012 to March 23, 2012.

Q: How may I obtain a copy of the bylaw provisions regarding stockholder proposals and director nominations?

A: A copy of the full text of the bylaw provisions discussed above may be obtained by writing to the General Counsel and Corporate Secretary of Vitacost. All notices of proposals by stockholders, whether or not included in Vitacost's proxy materials, should be sent to Vitacost.com, Inc., 5400 Broken Sound Blvd., NW, Suite 500, Boca Raton, Florida 33487, Attention: General Counsel and Corporate Secretary.

Q: How can I nominate director candidates?

A: Please refer to the section captioned "Consideration of Director Nominees" on page 20 of this proxy statement and the question "What is the deadline to propose actions for consideration at the 2012 annual meeting or to nominate individuals to serve as directors?" on page 6 of this proxy statement.

Additional Information About the Proxy Materials

Q: What should I do if I receive more than one set of proxy materials?

A: You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a stockholder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each Vitacost proxy card or voting instruction card that you receive to ensure that all your shares are voted.

Q: What is the mailing address for Vitacost's principal executive offices?

A: Vitacost's principal executive offices are located at 5400 Broken Sound Blvd., NW, Suite 500, Boca Raton, Florida 33487.

Any written requests for additional information, additional copies of the proxy materials and Annual Report, notices of stockholder proposals, recommendations for candidates to the Board of Directors, communications to the Board of Directors or any other communications should be sent to this address.

Our internet address is *www.vitacost.com.* The information posted on our website is not incorporated into this proxy statement.

Annual Report and Other Matters

Our 2010 Annual Report to Stockholders, which includes our Annual Report on Form 10-K for our fiscal year ended December 31, 2010, was made available to stockholders with or preceding this proxy statement. Such 2010 Annual Report to Stockholders contains financial and other information about our company, but is not incorporated into this proxy statement and is not to be considered a part of these proxy soliciting materials or subject to Regulations 14A or 14C or to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The information contained in the "Compensation Committee Report" and the "Report of the Audit Committee" shall not be deemed "filed" with the Securities and Exchange Commission or subject to Regulations 14A or 14C or to the liabilities of Section 18 of the Exchange Act.

Upon payment of a reasonable fee, stockholders may also obtain a copy of the exhibits to our Annual Report on Form 10-K for our fiscal year ended December 31, 2010. All such requests should be directed to our Director of Investor Relations at the address of our executive offices located at 5400 Broken Sound Blvd., NW, Suite 500, Boca Raton, Florida 33487.

BACKGROUND TO THE ANNUAL MEETING OF STOCKHOLDERS

On May 25, 2010, Great Hill Equity Partners IV, L.P. ("GHEPIV"), and certain of its affiliates, including Michael A. Kumin, who currently serves as the Interim Chairman of our Board of Directors, and Christopher S. Gaffney, who currently serves on our Board (collectively "Great Hill"), filed a Definitive Consent Statement with the Securities and Exchange Commission in connection with Great Hill's solicitation of written consents from our stockholders to (i) amend our bylaws, as then in effect, to allow our stockholders to fill any vacancies, however caused, on our Board, (ii) elect Messrs. Gaffney and Kumin and Mark A. Jung and Jeffrey M. Stibel as directors of Vitacost and (iii) remove, without cause, four (now former) members of our Board (the "Consent Solicitation"). On July 1, 2010, Allen S. Josephs, M.D. resigned from our Board.

On July 16, 2010, we announced that Great Hill had delivered to us and our registered agent the requisite written consents from the holders of our outstanding Common Stock to adopt all three of Great Hill's proposals. On July 21, 2010, we announced that the independent inspector of election for Great Hill's Consent Solicitation, IVS Associates, Inc., certified that Great Hill had obtained from holders of record of our outstanding Common Stock the requisite votes to adopt each of Great Hill's three proposals. As a result, all of Great Hill's proposals took effect as of July 21, 2010 and, among other things, Messrs. Eran Ezra and Stewart L. Gitler and Drs. David N. Ilfeld and Lawrence A. Pabst were removed as members of our Board and Messrs. Gaffney, Kumin, Jung and Stibel were elected as members of our Board. On July 23, 2010, we announced that our Board had voted to delay our Annual Meeting of Stockholders previously scheduled to be held on August 26, 2010.

On August 3, 2010, we announced the appointment of Jeffrey J. Horowitz to serve as a director of Vitacost until our next annual meeting of stockholders. On August 16, 2010, we announced that we and Ira P. Kerker had mutually agreed to Mr. Kerker's separation from Vitacost as Chief Executive Officer and as a member of our Board. Also on August 16, 2010, we announced the appointment of Mr. Horowitz as our Interim Chief Executive Officer. In addition, we announced that we had engaged the internationally recognized executive recruitment firm, Spencer Stuart, to work with our Nominating/Corporate Governance Committee and the newly created Executive Search Committee of our Board to identify and interview highly qualified, independent director candidates to further increase the diversity and independence of our Board. On September 20, 2010, Bobby Birender S. Brar, our Vice President Supply Chain, tendered his resignation.

On October 8, 2010, upon the recommendation of an Ad Hoc Committee of our Board and of our Audit Committee, we entered into a Stockholder Agreement with Great Hill Investors, LLC ("GHI"), Great Hill Equity Partners III, L.P. ("GHEPIII"), and GHEPIV (the "Great Hill Entities"), whereby the Great Hill Entities agreed to various restrictions with respect to the voting, transfer and sale of shares of our Common Stock. In addition, upon the recommendation of our Ad Hoc Committee and of our Audit Committee, we and the Great Hill Entities and certain of their affiliates (each a "Holder" and together, the "Holders") entered into a Registration Rights Agreement, which provides the Holders with certain demand, incidental and shelf registration rights. For a description of the Stockholder Agreement and the Registration Rights Agreement, see "Certain Relationships and Related Party Transactions — Stockholder Agreement with the Great Hill Entities" and "Certain Relationships and Related Party Transactions — Registration Rights Agreement with the Great Hill Entities and Certain of Their Affiliates," respectively.

On October 11, 2010, we appointed Michael Sheridan as a member of our Board and as Chairman of our Audit Committee. In addition, on October 11, 2010, we announced that our Annual Meeting of Stockholders would be held on Thursday, December 9, 2010 at our facility in Las Vegas, Nevada and that in accordance with applicable Delaware law and our bylaws, our Board had fixed November 9, 2010 as the record date for holders of our Common Stock to be eligible to vote at the Annual Meeting.

On October 19, 2010, we announced that we had terminated Richard P. Smith from his position as our Chief Financial and Accounting Officer and that our Board had appointed Stephen E. Markert, Jr. to serve as our interim Chief Financial Officer.

In addition to the foregoing, in October 2010, our Audit Committee initiated an internal review with the assistance of outside independent professional advisors and consultants into the methodologies and procedures used by the Company to calculate the value, for financial reporting purposes, of certain stock-based compensation grants and awards and the classification of certain non-cash expense items previously reported in the Company's financial statements.

On November 15, 2010, in connection with the ongoing internal review, we delayed the filing of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 and we subsequently received a letter from NASDAQ indicating that we were not in compliance with certain NASDAQ Listing Rules because we had not timely filed our Form 10-Q for the quarter ended September 30, 2010.

On December 7, 2010, we announced that, in connection with the ongoing internal review, our Board had voted to postpone our Annual Meeting of Stockholders previously scheduled to be held on Thursday, December 9, 2010. On December 21, 2010, we received a letter from NASDAQ indicating that based on its review of the Company and pursuant to NASDAQ Listing Rule 5101, the NASDAQ staff had determined that continued listing of our securities on The NASDAQ Stock Market was no longer warranted. On January 3, 2011, we received a letter from NASDAQ indicating that we had not held our annual meeting of stockholders within the required timeframe and this would serve as an additional basis for delisting our securities from NASDAQ.

In response to our appeal of the decision to delist, NASDAQ set a delisting hearing for February 3, 2011. On February 3, 2011, we requested an exception through June 20, 2011 in which to resolve our corporate governance and organizational issues and file our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010. In addition, we requested an exception through July 5, 2011 in which to solicit proxies for and hold our Annual Meeting of Stockholders. On February 28, 2011, we received a letter from NASDAQ granting both requests.

On January 14, 2011, Michael Sheridan resigned as a Director of the Company, and as Chariman of the Company's Audit Committee. On that same day, Mark Jung also resigned as a Director of the Company and as a member of its Audit Committee. On February 22, 2011, we received another letter from NASDAQ indicating that we were not in compliance with NASDAQ's audit committee requirements as set forth in NASDAQ Listing Rule 5605 because our committee was only comprised of two members. On February 28, 2011, we announced that Edwin J. Kozlowski and Stuart Goldfarb had been appointed to our Board. Messrs. Kozlowski and Goldfarb were also appointed to serve on the Audit Committee, with Mr. Kozlowski serving as Chairman of the Audit Committee As a result of the appointment of Messrs. Kozlowski and Goldfarb, the Company regained compliance with NASDAQ's audit committee requirements.

On April 7, 2011 and May 18, 2011, respectively, we received letters from NASDAQ indicating that we were not in compliance with NASDAQ Listing Rule 5250(c) because (i) we had not timely filed our Annual Report on Form 10-K for the year ended December 31, 2010 and (ii) we had not timely filed our Quarterly Report on Form 10-Q for the quarter ended March 30, 2011.

On June 16, 2011, we filed our Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q for the quarters ended September 30, 2010 and March 31, 2011.

PROPOSAL ONE:

ELECTION OF DIRECTORS

Nominees

Our articles of incorporation and bylaws provide that the number of directors shall be fixed from time to time by resolution of our Board of Directors. The number of directors is currently fixed at six directors. Our articles of incorporation and bylaws provide that all directors are elected at each annual meeting of our stockholders for a term of one year and hold office until their successors are duly elected and qualified.

In fiscal 2010, we had a number of changes to our Board of Directors. On July 1, 2010, Dr. Allen S. Josephs resigned from our Board of Directors and the Compensation Committee. On July 21, 2010, Mr. Eran Ezra, Mr. Stewart L. Gitler, Dr. David N. Ilfeld and Dr. Lawrence A. Pabst were removed without cause as members of our Board of Directors and Mr. Christopher S. Gaffney, Mr. Michael A. Kumin, Mr. Mark A. Jung and Mr. Jeffrey M. Stibel were elected as members of our Board of Directors, pursuant to a successful consent solicitation by Great Hill Partners. On August 3, 2010, the Board appointed Mr. Jeffrey J. Horowitz as a member of our Board of Directors and on August 16, 2010, Mr. Ira P. Kerker resigned from our Board of Directors. On October 11, 2010, the Board of Directors appointed Michael Sheridan as a member of our Board and as Chairman of our Audit Committee.

In fiscal 2011, we have had further changes to our Board of Directors. On January 14, 2011, Messrs. Sheridan and Jung resigned from our Board of Directors and on February 28, 2011, the Board appointed Messrs. Kozlowski and Goldfarb as members of our Board of Directors. On February 28, 2011, Mr. Jeffrey M. Stibel resigned from our Board of Directors.

Six directors have been nominated by our Board of Directors for election at this meeting. Unless otherwise instructed, the shares represented by validly submitted proxies will be voted for the election of each of the below-listed Board nominees to serve as directors. The below-listed Board nominees have consented to be named in this proxy statement and to serve as company directors, if elected. Our Board of Directors has no reason to believe that any of such nominees will be unable or will decline to serve as company directors if they are elected at the meeting. However, in the event that any of the nominees should become unable or unwilling to serve as a director, the form of proxy will be voted "for" the election of such substitute nominees, if any, as shall be designated by the remaining incumbent directors of our Board to fill the vacancy. In such event, we intend to supplement this proxy statement to identify the substitute nominees, if any, and provide other relevant information regarding such nominees as required by applicable securities laws.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF EACH OF THE NOMINEES LISTED BELOW.

Information and Qualifications Regarding the Nominees

The name, age and principal occupation of each nominee as of June 20, 2011, are set forth in the table below. Except as described below, each of the nominees has been engaged in his or her principal occupation during the past five years. There are no family relationships among any of our directors or executive officers. Following the table below is additional narrative disclosure regarding each nominee, including each nominee's unique qualifications to serve on the Board of Directors.

See "Corporate Governance" and "Executive Compensation — Director Compensation" below for additional information regarding the Board of Directors, including procedures for nominations of directors.

Term to Expire in 2012

Name	Age	Position	Year First Became a Director
Christopher S. Gaffney[2][3]	47	Director	2010
Stuart Goldfarb[1]	56	Director	2011
Jeffrey J. Horowitz	64	Chief Executive Officer and Director	2010
Edwin J. Kozlowski[1]	62	Director	2011
Michael A. Kumin[2][3]	39	Interim Chairman of the Board	2010
Robert G. Trapp, M.D.[1]	62	Director	2007

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

(3) Member of the Nominating/Corporate Governance Committee

Michael A. Kumin has served as Interim Chairman of the Board of Vitacost since July 2010. Mr. Kumin is a Partner with Great Hill Partners, ("GHP"), a Boston-based investment firm. Mr. Kumin has served in a number of positions since joining GHP in 2002, and is presently a Partner responsible for originating and evaluating investment opportunities in the media, internet, software, and business and consumer services sectors. Prior to joining GHP, Mr. Kumin held various executive and investing positions, including roles at both Apollo Management, L.P. and Goldman, Sachs, L.P. Mr. Kumin has served on the Board of Directors of Spark Networks since June 2006. Mr. Kumin serves and has served on the Boards of Directors of numerous private internet companies, including BuscaPé.com and IGN Entertainment. Mr. Kumin graduated with honors from the Woodrow Wilson School of Public & International Affairs at Princeton University with a Bachelor of Arts. We believe Mr. Kumin's extensive experience as a board member of both public and private growth-oriented technology companies, his knowledge of the media, internet, software, and business and consumer services sectors, and his wealth of expertise, particularly in the areas of strategy, mergers and acquisitions, and corporate finance, provide the requisite qualifications, skills, perspectives and experience that make him well qualified to serve on our Board of Directors.

Christopher S. Gaffney has served as a Director of Vitacost since July 2010. Mr. Gaffney is a Managing Partner with, and one of the co-founders of GHP. Mr. Gaffney has been a Managing Partner at GHP since its founding in 1998, and in such position he shares responsibility for the general management, investment policy, fund raising and investor relations at GHP. Mr. Gaffney also continues to actively pursue new investments and manage portfolio companies. Prior to GHP, Mr. Gaffney served as an Associate, Principal and General Partner for Media/Communications Partners, a predecessor organization to GHP. Mr. Gaffney began his career as a commercial lending officer for the First National Bank of Boston in the specialized media lending unit. Mr. Gaffney has served on the Board of Directors of LECG Corporation, a publicly-traded provider of professional services, since December 2009. Mr. Gaffney previously served on the Boards of Directors of Spark Networks from November 2006 to October 2007, Incentra Solutions, Inc., a provider of information technology services that, at the time of Mr. Gaffney's service, traded on the OTC Bulletin Board, from August 2004 to July 2005, and Haights Cross Communications, Inc., an educational and library publisher with publicly-registered debt, from March 1997 to September 2007. Mr. Gaffney serves and has served on the

Boards of Directors of numerous private companies, including BuscaPé.com and IGN. Mr. Gaffney is a summa cum laude graduate of Boston College with a degree in Accounting and Economics. We believe Mr. Gaffney's extensive experience in all phases of the lifecycles of growth companies, with a particular emphasis on companies in the media, internet, and business and consumer services sectors, gained as a Managing Partner at a well-known investment firm with $2.7 billion under management and his membership on numerous public and private company boards of directors provide the requisite qualifications, skills, perspectives and experience that make him well qualified to serve on our Board of Directors.

Stuart Goldfarb has served as our Director since February 28, 2011. Mr. Goldfarb has more than 25 years of direct marketing, media and e-commerce experience. He currently serves on the board of Atrinsic, Inc., a marketer of direct-to-consumer subscription products and an internet search-marketing agency. Mr. Goldfarb served as the President and CEO of Direct Brands, Inc., the world's largest direct marketer of music, DVDs, and books, from 2001 to 2009. Prior to joining Direct Brands, Inc., Mr. Goldfarb was President and CEO of bol.com, Bertelsmann's premier online retailer of books and music, doing business in eighteen European and Asian countries. Before joining Bertelsmann, he was Vice Chairman of Value Vision International, a cable TV home shopping and e-commerce company and was also the former Executive Vice President, Worldwide Business Development at NBC, where he held various executive level positions.

Jeffrey J. Horowitz was appointed Chief Executive Officer on February 17, 2011. He served as Interim Chief Executive Officer and a Director of Vitacost from August 2010 through February 17, 2011. Mr. Horowitz provided consulting services to Vitacost in 2010 prior to being appointed Interim Chief Executive Officer. Over the five years prior to joining Vitacost, Mr. Horowitz pursued personal interests. Mr. Horowitz founded Vitamin Shoppe, Inc. ("Vitamin Shoppe") in 1977 and served as its President and Chief Executive Officer from 1977 to January 2000, during which time he oversaw the retail expansion from one store in 1977 to over 200 stores in 11 states. In addition, Mr. Horowitz expanded Vitamin Shoppe's business by establishing a catalog to solicit mail order sales in 1981 and pioneered the online vitamin sales industry in 1998 with the launch of VitaminShoppe.com. Mr. Horowitz also led Vitamin Shoppe during its initial public offering on The NASDAQ Stock Market in 1999. Mr. Horowitz served as President and Chief Executive Officer of VitaminShoppe.com, Inc. from July 1999 to January 2000. Mr. Horowitz served as Chairman of the Board of Directors of VitaminShoppe.com, Inc. from June 1999 to January 2000, as a Director of VitaminShoppe.com, Inc. from May 1999 to 2007 and as a Director of Vitamin Shoppe Industries Inc. from its inception to 2007. We believe Mr. Horowitz's knowledge and valuable insight into the health and wellness industry, his experience as the Chief Executive Officer of Vitamin Shoppe and his service on several boards of directors provide the requisite qualifications, skills, perspectives and experience that make him well qualified to serve on our Board of Directors and as our Chief Executive Officer.

Edwin J. Kozlowski has served as our Director since February 28, 2011. Mr. Kozlowski has over 30 years of financial experience working in the retail and nutritional supplement industries. Mr. Kozlowski currently serves on the board and Executive Committee of Suncoast Centers, Inc., a social service, non-profit organization. Mr. Kozlowski served as Executive Vice President and Chief Operating Officer of Retail Ventures, Inc. from 2001 to 2004 and Senior Vice President and Chief Financial Officer — Chief Operating Officer of DSW in 2001. Prior to joining Retail Ventures, Inc., Mr. Kozlowski served as Executive Vice President and Chief Financial Officer of General Nutrition Companies, Inc. ("GNC") from 1990 to 2000. From 1978 to 1990, Mr. Kozlowski held various management positions within GNC. He has also served in senior financial positions at H.K. Porter Company and Arthur Young, LLP. Mr. Kozlowski was an officer with the United States Secret Service and served in the United State Army. He received a Bachelor of Science in accounting from Robert Morris University in 1975.

Robert G. Trapp, M.D. has served as our Director since April 2007. Dr. Trapp has maintained a private practice in rheumatology in Springfield, Illinois since 1989. He was a faculty member at Southern Illinois University School of Medicine from 1981 – 1989 where he served as Chief of the Division of Rheumatology. He has been a principal investigator in more than 125 phase I, II and III clinical trials evaluating new therapies in the treatment of rheumatological diseases. Dr. Trapp is board certified in internal medicine and rheumatology. He is a Fellow of the American College of Physicians and a member of the American College of Rheumatology. He received a Bachelor of Arts from Earlham College and his M.D. from Northwestern University School of Medicine.

PROPOSAL TWO:

RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected PricewaterhouseCoopers LLP as the independent registered public accounting firm to audit the consolidated financial statements of Vitacost for the fiscal year ending December 31, 2011, and recommends that the stockholders vote for ratification of such appointment. In the event of a negative vote on such ratification, the Audit Committee may reconsider its selection. Even if the selection of PricewaterhouseCoopers LLP is ratified, the Audit Committee, in its discretion, may direct the selection of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the Company's and its stockholders' best interests.

On March 11, 2011, McGladrey & Pullen, LLP resigned as the Company's independent registered public accounting firm. McGladrey resigned after concluding that their independence had been impaired as a result of being named a defendant in a class action complaint filed in the United States District Court, Southern District of Florida. The decision of McGladrey to resign was not recommended or approved by the Company's Board of Directors or the Audit Committee of the Board of Directors. On April 20, 2011, the Company's Board of Directors adopted and approved the recommendation of the Audit Committee of the Board of Directors that the Company engage PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm, effective April 21, 2011.

PricewaterhouseCoopers LLP has audited our financial statements for the fiscal year ended December 31, 2010.

We expect a representative of PricewaterhouseCoopers LLP to be present at the meeting. The PricewaterhouseCoopers LLP representative will have the opportunity to make a statement if he or she desires to do so and will be available to respond to appropriate questions.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

FEES PAID TO ACCOUNTANTS

PricewaterhouseCoopers LLP is the Company's principal accountant for the year ended December 31, 2010. McGladrey & Pullen, LLP was the Company's principal accountant for the year ended December 31, 2009. The table below sets forth the audit fees, audit-related fees, and tax fees billed to the Company by PricewaterhouseCoopers LLP and McGladrey & Pullen, LLP for the years ended December 31, 2010 and 2009, respectively.

	2010	2009
Audit fees	$1,088,107[1]	$175,000[2]
Audit-related fees	—	310,035
Tax fees	—	54,463
	$1,088,107	$539,498

For purposes of the preceding table, the professional fees are classified as follows:

- *Audit Fees* — (1) On March 11, 2011, McGladrey & Pullen, LLP resigned as the Company's independent registered public accounting firm. On April 20, 2011, the Company engaged PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm, effective April 21, 2011. The Company incurred $555,607 in fees for professional services rendered by McGladrey in connection with the audit of the consolidated financial statements included in the Annual Report on Form 10-K, the review of the quarterly consolidated financial statements included in the Quarterly Reports on Form 10-Q, the assessment of the internal control assertions required by Section 404 of the Sarbanes-Oxley Act of 2002 and other Securities and Exchange Commission filings and accounting consultations on matters related to the annual audit or interim reviews. The Company incurred $532,500 in fees for professional services rendered by PricewaterhouseCoopers in connection with the audit of the consolidated financial statements included in the Annual Report on Form 10-K, the review of the quarterly consolidated financial statements included in the Quarterly Report on Form 10-Q for the three and nine month period ended September 30, 2010, the assessment of the internal control assertions required by Section 404 of the Sarbanes-Oxley Act of 2002 and other Securities and Exchange Commission filings and accounting consultations on matters related to the annual audit or interim review. (2) These amounts represent fees for professional services rendered by McGladrey in connection with the audit of the consolidated financial statements included in the Annual Report on Form 10-K, reviews of the quarterly consolidated financial statements included in the Quarterly Reports on Form 10-Q and other Securities and Exchange Commission filings and accounting consultations on matters related to the annual audit or interim reviews.

- *Audit-Related Fees* — These amounts represent fees for professional services rendered for assurance and related services that traditionally are performed by the principal accountants. Specifically, the fees were incurred for services rendered in connection with the filing of the S-1, and quarterly reviews including $6,840 out of pocket expenses.
- *Tax Fees* — These amounts represent fees for professional services rendered for a cost segregation and relocation study performed by professional staff of the principal accountant's tax division except those services related to the audit of the financial statements including $463 of out of pocket expenses.

Audit Committee Pre-Approval Policy. Our Audit Committee has reviewed and approved all of the fees charged by our principal accountants. The Audit Committee concluded that all services rendered during 2010 and 2009 by our principal accountants were consistent with maintaining their respective independence. As a matter of policy, we will not engage our principal accountants for non-audit services other than "audit-related services," as defined by the Securities and Exchange Commission, certain tax services, and other permissible non-audit services as specifically approved by the chairperson of the Audit Committee and presented to the full Board at its next regular meeting. The policy also includes limits on hiring partners of, and other professionals employed by, the principal accountants to ensure that the Securities and Exchange Commission's auditor independence rules are satisfied.

Under the policy, the Audit Committee must pre-approve all services provided by our principal accountants and fees charged for these services including an annual review of audit fees, audit-related fees, tax fees, and other fees with specific dollar value limits for each category of service. The Audit Committee will also consider and, if appropriate, approve specific engagements on a case-by-case basis that are not otherwise pre-approved. Any proposed engagement that does not fit within the definition of a pre-approved service may be presented to the chairperson of the Audit Committee for approval.

PROPOSAL THREE:

ADVISORY APPROVAL OF COMPENSATION OF NAMED EXECUTIVE OFFICERS

The recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, enables our stockholders to vote to approve, on an advisory basis, the compensation of our Named Executive Officers as disclosed in accordance with the Securities and Exchange Commission's rules in the "Executive Compensation" section of this proxy statement beginning on page 24 below. This proposal, commonly known as a "say-on-pay" proposal, gives our stockholders the opportunity to express their views on our Named Executive Officers' compensation as a whole. This vote is not intended to address any specific item of compensation or any specific Named Executive Officer, but rather the overall compensation of all of our Named Executive Officers and the philosophy, policies and practices described in this proxy statement.

The say-on-pay vote is advisory, and therefore not binding on the Company, the Compensation Committee or our Board of Directors. The say-on-pay vote will, however, provide information to us regarding investor sentiment about our executive compensation philosophy, policies and practices, which the Compensation Committee will be able to consider when determining executive compensation for the remainder of the current fiscal year and beyond. Our Board of Directors and our Compensation Committee value the opinions of our stockholders and to the extent there is any significant vote against the Named Executive Officer compensation as disclosed in this proxy statement, we will consider our stockholders' concerns and the Compensation Committee will evaluate whether any actions are necessary to address those concerns.

As described in detail in the section entitled "Compensation Discussion and Analysis" in this proxy statement, our executive compensation program is designed, through the efforts of our Compensation Committee, to align our executive officers' incentives with stockholder value creation. Our executive compensation program is designed to attract and retain the most talented and dedicated executive officers possible, including the Named Executive Officers, who are key to our continued successful growth. Under our compensation program, we seek to correlate annual and long-term cash and stock incentives to achievement of measurable performance objectives.

The Compensation Discussion and Analysis, beginning on page 24 of this proxy statement, describes the Company's executive compensation program and the decisions made by the Compensation Committee in fiscal 2010 in more detail. Highlights of the program include the following:

- We implement and maintain compensation programs that tie a substantial portion of each executive officer's overall compensation to corporate and/or financial objectives including individual performance objectives.
- The Company granted long-term equity awards that link the interests of our executive officers, including the Named Executive Officers, with those of our stockholders. The Named Executive Officers received annual long-term equity awards of stock options which vest over a multi-year period and remain exercisable for 10 years from the date of grant.
- An independent Compensation Committee.
- A balanced mix between long and short-term incentives.
- Discretion retained by the Compensation Committee to reduce or suspend bonus payments.

We believe that our executive compensation program was designed appropriately and is working to ensure management's interests are aligned with our stockholders' interests to support long-term value creation. Accordingly, we ask our stockholders to vote "FOR" the following resolution at the Annual Meeting:

"RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the Named Executive Officers, as disclosed in the Company's proxy statement for the Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables and the other related disclosure."

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE ADVISORY (NON-BINDING) VOTE APPROVING EXECUTIVE COMPENSATION. THE AFFIRMATIVE VOTE OF THE HOLDERS OF A MAJORITY OF THE SHARES PRESENT AND ENTITLED TO VOTE IS NECESSARY FOR APPROVAL.

PROPOSAL FOUR:

NON-BINDING VOTE ON THE FREQUENCY OF THE NON-BINDING VOTE ON EXECUTIVE COMPENSATION

The Dodd-Frank Act also enables our stockholders to indicate, at least once every six years, how frequently we should seek an advisory vote on the compensation of our Named Executive Officers, as disclosed pursuant to the Securities and Exchange Commission's compensation disclosure rules, such as Proposal Three beginning on page 16 of this proxy statement. By voting on this Proposal Four, stockholders may indicate whether they would prefer an advisory vote on Named Executive Officer compensation once every one, two, or three years.

After careful consideration, our Board of Directors has determined that an advisory vote on executive compensation that occurs annually is the most appropriate alternative for the Company, and therefore our Board of Directors recommends that you vote for a one-year interval for an advisory vote on executive compensation.

We understand that our stockholders may have different views as to what is the best approach for the Company, and we look forward to hearing from our stockholders on this Proposal.

You may cast your vote on your preferred voting frequency by choosing the option of one year, two years, three years or abstain from voting when you vote in response to the resolution set forth below:

"RESOLVED, that the option of once every one year, two years, or three years that receives the highest number of votes cast for this resolution will be determined to be the preferred frequency with which the Company is to hold a non-binding advisory stockholder vote on the compensation of the Named Executive Officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables and the other related disclosure."

The option of one year, two years or three years that receives the highest number of votes cast by stockholders will be the frequency for the advisory vote on executive compensation that has been selected by stockholders. However, because this vote is advisory and not binding on the Company, the Compensation Committee or our Board of Directors in any way, the Board of Directors may decide that it is in the best interests of our stockholders and the Company to hold an advisory vote on executive compensation more or less frequently than the option approved by our stockholders.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS AN ANNUAL VOTE AS THE FREQUENCY WITH WHICH STOCKHOLDERS ARE PROVIDED AN ADVISORY (NON-BINDING) VOTE ON EXECUTIVE COMPENSATION. THE OPTION RECEIVING THE GREATEST NUMBER OF VOTES (EVERY ONE, TWO OR THREE YEARS) WILL BE CONSIDERED THE FREQUENCY SELECTED BY STOCKHOLDERS.

CORPORATE GOVERNANCE

Director Independence

The Board of Directors has determined that, with the exception of Jeffrey J. Horowitz, our Chief Executive Officer, all of its members are "independent directors" as that term is defined in the listing standards of The NASDAQ Stock Market. Such independence definition includes a series of objective tests, including that the director is not an employee of the Company and has not engaged in various types of business dealings with the Company. In addition, as further required by the NASDAQ listing standards, the Board of Directors has made a subjective determination as to each independent director that no relationships exist which, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

The independent directors meet regularly in executive session, without executive officers present, as part of its meeting procedure.

Board Committees

Our Board of Directors directs the management of our business and affairs, in accordance with applicable Delaware law, and conducts its business through meetings of our Board of Directors and standing committees. Our Board of Directors currently has an Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee. Our Board of Directors may establish other committees to facilitate the management of our business.

Our Board of Directors has adopted charters for our Audit, Compensation and Nominating/Corporate Governance Committees describing the authority and responsibilities delegated to each committee by our Board of Directors. Our Board of Directors has also adopted a Code of Conduct and Ethics. We post on our website, at *http://investor.vitacost.com*, the charters of our Audit, Compensation and Nominating/Corporate Governance Committees; our Code of Conduct and Ethics, and any amendments or waivers thereto; and any other corporate governance materials contemplated by Securities and Exchange Commission or NASDAQ regulations. These documents are also available in print to any stockholder requesting a copy in writing from our Director of Investor Relations at the address of our executive offices set forth in this proxy statement.

Our Board of Directors has established three board committees and as of June 20, 2011, the members of each of these committees were as identified below. On July 1, 2010, Dr. Allen S. Josephs resigned from our Board of Directors and the Compensation Committee. As of July 21, 2010, Mr. Eran Ezra, Mr. Stewart L. Gitler, Dr. David N. Ilfeld and Dr. Lawrence A. Pabst were removed without cause as members of our Board of Directors and Mr. Christopher S. Gaffney, Mr. Michael A. Kumin, Mr. Mark A. Jung and Mr. Jeffrey M. Stibel were elected as members of our Board of Directors. On October 11, 2010, our Board of Directors appointed Michael Sheridan as a member of our Board and as Chairman of our Audit Committee. On January 14, 2011, Messrs. Sheridan and Jung resigned from our Board of Directors. On February 28, 2011, the Board appointed Messrs. Kozlowski and Goldfarb as members of our Board of Directors and our Audit Committee. Also on February 28, 2011, Mr. Jeffrey M. Stibel resigned from our Board of Directors. Mr. Horowitz, our chief executive officer does not serve on any of our committees nor did Mr. Kerker, our former chief executive officer.

The composition of our Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee as of December 31, 2010 was as follows:

Audit Committee	Compensation Committee	Nominating/Corporate Governance Committee
Michael Sheridan, Chair	Christopher S. Gaffney	Christopher S. Gaffney
Mark A. Jung	Michael A. Kumin	Michael A. Kumin
Jeffrey M. Stibel	Mark A. Jung	Jeffrey M. Stibel
Robert G. Trapp		

The current composition of our Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee is as follows:

As of June 21, 2011

Audit Committee	Compensation Committee	Nominating/Corporate Governance Committee
Edwin J. Kozlowski, Chair	Christopher S. Gaffney	Christopher S. Gaffney
Stuart Goldfarb	Michael A. Kumin	Michael A. Kumin
Robert G. Trapp		

Audit Committee

Our Audit Committee currently consists of Messrs. Kozlowski, Goldfarb and Trapp. Mr. Kozlowski serves as chairman of the Audit Committee. Our Board of Directors has determined that each current member of the Audit Committee satisfies the independence requirements of The NASDAQ Stock Market and meets the requirements for financial literacy under the requirements of The NASDAQ Stock Market and the Securities and Exchange Commission rules and regulations. During fiscal 2010, the following current or former directors served on our Audit Committee: Eran Ezra, Mark A. Jung, Michael Sheridan, Jeffrey M. Stibel, and Robert G. Trapp. Our Board of Directors also determined that all persons who served on our Audit Committee during fiscal 2010 satisfied the independence requirements of The NASDAQ Stock Market and met the requirements for financial literacy under the requirements of The NASDAQ Stock Market and the Securities and Exchange Commission rules and regulations.

Our Board of Directors has determined that Mr. Kozlowski qualifies as an "audit committee financial expert" as that term is defined in the rules and regulations established by the Securities and Exchange Commission. This designation is a disclosure requirement of the Securities and Exchange Commission and does not impose upon Mr. Kozlowski any duties, obligations, or liabilities greater than that which would otherwise be imposed by virtue of his membership on the Board of Directors or the Audit Committee. In addition, this designation does not affect the duties, obligations, or liabilities of any other director or Audit Committee member.

The charter for the Audit Committee is available on our website at *http://investor.vitacost.com.* Our Audit Committee held 4 meetings in fiscal 2010.

The functions of this committee include:

- meeting with our management periodically to consider the adequacy of our internal controls and the objectivity of our financial reporting;
- meeting with our independent auditors and with internal financial personnel regarding these matters;
- appointing, compensating, retaining and overseeing the work of our independent auditors;
- pre-approving audit and non-audit services of our independent auditors;
- reviewing our audited financial statements and reports and discussing the statements and reports with our management, including any significant adjustments, management judgments and estimates, new accounting policies and disagreements with management;
- reviewing the independence and quality control procedures of the independent auditor and the experience and qualifications of the independent auditor's senior personnel that are providing us audit services; and
- reviewing all related-party transactions for approval.

Both our independent auditors and internal financial personnel meet regularly with our Audit Committee and have unrestricted access to this committee.

See "Report of the Audit Committee" below for more information regarding the functions of the Audit Committee.

Compensation Committee

Our Compensation Committee currently consists of Messrs. Gaffney and Kumin. Our Board of Directors has determined that the current committee members satisfy the independence requirements of The NASDAQ Stock Market. Each member of this committee also qualifies as a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act. Both Messrs. Gaffney and Kumin qualify as outside directors, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). During fiscal 2010, the following current or former directors served on our Compensation Committee: Christopher S. Gaffney, Allen S. Josephs, Mark A. Jung, Michael A. Kumin, Lawrence A. Pabst and Robert G. Trapp. The Board of Directors also determined that all persons who served on our Compensation Committee during fiscal 2010 satisfied the independence requirements of The NASDAQ Stock Market, qualified as non-employee directors as defined pursuant to Rule 16b-3 and as outside directors as defined pursuant to Section 162(m) of the Code.

The functions of this committee include:

- reviewing and, as it deems appropriate, recommending to our Board of Directors, policies, practices and procedures relating to the compensation of our directors, officers and other managerial employees and the establishment and administration of our employee benefit plans; and
- exercising authority under our equity incentive plans.

The Compensation Committee charter is available on our website at *http://investor.vitacost.com*. Our Compensation Committee held 3 meetings in fiscal 2010.

The "Compensation Committee Report" is included in this proxy statement on page 28.

Nominating/Corporate Governance Committee

Our nominating/corporate governance committee consists of Messrs. Gaffney and Kumin. Our Board of Directors has determined that the committee members satisfy the independence requirements of The NASDAQ Stock Market. During fiscal 2010, the following current or former directors served on our Nominating/Corporate Governance Committee: Christopher S. Gaffney, Stewart L. Gitler, Allen S. Josephs, Michael A. Kumin, Lawrence A. Pabst and Jeffrey M. Stibel. The Board of Directors also determined that all persons who served on our Nominating/Corporate Governance Committee during fiscal 2010 satisfied the independence requirements of The NASDAQ Stock Market. The functions of this committee include:

- reviewing and recommending nominees for election as directors;
- assessing the performance of the Board of Directors;
- developing guidelines for board composition;
- recommending processes for annual evaluations of the performance of the Board of Directors, the chairman of the Board of Directors and the chief executive officer; and
- reviewing and administering our corporate governance guidelines and considering other issues relating to corporate governance.

The Nominating/Corporate Governance Committee charter is available on our website at *http://investor.vitacost.com*. Our Nominating/Corporate Governance Committee held 6 meetings in fiscal 2010.

Consideration of Director Nominees

Stockholder Nominees

The Nominating/Corporate Governance Committee will consider properly submitted stockholder nominations for candidates for membership on the Board of Directors as well as candidates recommended for consideration by the Nominating/Corporate Governance Committee as described below under "Identifying and Evaluating Nominees for Directors." Any stockholder nominations must comply with the requirements of the Company's amended and restated bylaws and should include all information relating to such nominee as would be required to be disclosed in solicitations of proxies for the election of such nominee as a director pursuant to Regulation 14A under the Exchange Act, such nominee's written consent to be named in the proxy statement as a nominee and to serve as a director if elected, as well as a written statement executed by such nominee acknowledging that as a director of the Company, such nominee will owe a fiduciary duty under the General Corporation Law of the State of Delaware exclusively to the Company and its stockholders. In addition, stockholder nominations should be submitted within the time frame required by the Company's amended and restated bylaws and addressed to: Vitacost.com, Inc., Attention: General Counsel and Corporate Secretary, 5400 Broken Sound Blvd., NW, Suite 500, Boca Raton, Florida.

A stockholder that instead desires to merely recommend a candidate for consideration by the Nominating/Corporate Governance Committee shall direct the recommendation in writing to Vitacost.com, Inc., Attention: General Counsel and Corporate Secretary, 5400 Broken Sound Blvd., NW, Suite 500, Boca Raton, Florida, and must include the candidate's name, home and business contact information, detailed biographical data and qualifications, information regarding any relationships between the candidate and the Company within the last three years and evidence of the nominating person's ownership of Company stock.

Director Qualifications

In discharging its responsibilities to nominate candidates for election to the Board of Directors, the Nominating/Corporate Governance Committee has not specified any minimum qualifications for serving on the Board of Directors. However, the Nominating/Corporate Governance Committee endeavors to evaluate, propose and approve candidates with business experience and personal skills in the health and wellness industry, finance, marketing, financial reporting and other areas that may be expected to contribute to an effective Board of Directors. The Nominating/Corporate Governance Committee seeks to ensure that the Board of Directors is composed of individuals who have experience relevant to the needs of the Company and who have the highest professional and personal ethics, consistent with the Company's values and standards. Candidates should be committed to enhancing stockholder value and should have sufficient time to carry out their duties and to provide insight and practical wisdom based on experience.

Identifying and Evaluating Nominees for Directors

The Nominating/Corporate Governance Committee utilizes a variety of methods for identifying and evaluating director nominees. Candidates may come to the attention of the Nominating/Corporate Governance Committee through current members of the Board of Directors, professional search firms, stockholders or other persons. These candidates are evaluated at regular or special meetings of the Nominating/Corporate Governance Committee and may be considered at any point during the year. As described above, the Nominating/Corporate Governance Committee considers properly submitted stockholder nominations and recommendations for candidates for the Board of Directors. Following verification of the stockholder status of persons proposing candidates, nominations and recommendations are aggregated and considered by the Nominating/Corporate Governance Committee. If any materials are provided by a stockholder in connection with the nomination or recommendation of a director candidate, such materials are forwarded to the Nominating/Corporate Governance Committee. The Nominating/Corporate Governance Committee also reviews materials provided by professional search firms or other parties in connection with a nominee who is not proposed by a stockholder.

Board Meetings/Annual Meeting of Stockholders

Our Board of Directors held a total of 33 meetings during our fiscal year ended December 31, 2010. Each director attended at least 75% of all Board of Directors and applicable committee meetings that were held while he was serving as a Director of the Company. While the Company does not have a formal policy regarding attendance by members of the Board of Directors at the Company's annual meeting of stockholders, we encourage, but do not require, each of our Directors to attend our annual meeting of stockholders. Accordingly, and to the extent reasonably practicable, we regularly schedule a meeting of our Board of Directors on the same day as the annual meeting of stockholders. We did not have an annual meeting of stockholders in 2010 as explained on page 9 of this proxy statement.

Board's Role in Risk Oversight

Risk is inherent in every business. As is the case in virtually all businesses, we face a number of risks, including operational, economic, financial, legal, regulatory and competitive risks. Our management is responsible for the day-to-day management of the risks we face. Our Board of Directors, as a whole and through its committees, has responsibility for the oversight of risk management.

In its oversight role, our Board of Directors' involvement in our business strategy and strategic plans plays a key role in its oversight of risk management, its assessment of management's appetite for risk and its determination of the appropriate level of enterprise risk. Our Board of Directors receives updates at least quarterly from senior management and periodically from outside advisors regarding the various risks we face, including operational, economic, financial, legal, regulatory and competitive risks. Our Board of Directors also reviews the various risks we identify in our filings with the Securities and Exchange Commission as well as risks relating to various specific developments, such as acquisitions, securities repurchases, debt and equity placements and product introductions.

Our Board committees assist our Board of Directors in fulfilling its oversight role in certain areas of risk, as disclosed in the descriptions of each of the committees above and in the charters of each of the committees, but the full Board has retained responsibility for general oversight of risks. Our Board of Directors satisfies this responsibility through full reports by each committee chair regarding the committee's considerations and actions, as well as through regular reports directly from officers responsible for oversight of particular risks within our company.

Board Leadership Structure

We believe that effective board leadership structure can depend on the experience, skills and personal interaction between persons in leadership roles as well as the needs of our company at any point in time. We maintain separate roles between the Chief Executive Officer, whether interim or permanent, and the Chairman of the Board of Directors, whether interim or permanent, in recognition of the differences between the two responsibilities. Our Chief Executive Officer, whether interim or permanent, is responsible for setting our strategic direction and day-to-day leadership and performance of our company. Our Chairman of the Board of Directors, whether interim or permanent, provides input to our Chief Executive Officer, sets the agenda for Board meetings and presides over meetings of the full Board of Directors as well as executive sessions of our Board of Directors.

Separating the positions of Chief Executive Officer and Chairman of the Board of Directors allows our Chief Executive Officer to focus on our day-to-day business, while allowing the Chairman of the Board of Directors to lead the Board of Directors in its fundamental role of providing independent advice to and oversight of management. The Board of Directors believes that having an independent director serve as Chairman of the Board of Directors is the appropriate leadership structure for the Company at this time and demonstrates our commitment to good corporate governance.

Compensation Committee Interlocks and Insider Participation

Our Compensation Committee currently consists of Messrs. Gaffney and Kumin. None of the members of our Compensation Committee has, at any time, served as an officer or employee of Vitacost. None of our executive officers currently serves, or in the past year has served, as a member of the Board of Directors or Compensation Committee of any entity that has one or more executive officers serving on our Board of Directors or Compensation Committee.

Contacting the Board of Directors

Communications from stockholders to the non-employee directors should be addressed to the Chairman or any specified individual director as follows: Vitacost.com, Inc., 5400 Broken Sound Blvd., NW, Suite 500, Boca Raton, Florida 33487, Attention: Chairman or any specified individual director.

EXECUTIVE OFFICERS

The following table sets forth certain information regarding our executive officers:

Name	Age	Position
Jeffrey Horowitz	64	Chief Executive Officer/Director
Stephen E. Markert, Jr.	60	Interim Chief Financial Officer
Sonya L. Lambert	45	Chief Marketing Officer
Robert D. Hirsch	51	Vice President Information Technology and Chief Information Officer
Mary L. Marbach	44	General Counsel and Corporate Secretary

Jeffrey J. Horowitz was appointed Interim Chief Executive Officer and a Director of our company in August 2010 and became our Chief Executive Officer in February 2011. Mr. Horowitz's biographical information is listed above under the heading, "Election of Directors — Nominees."

Stephen E. Markert, Jr. was appointed Interim Chief Financial Officer on October 19, 2010. Mr. Markert has more than 35 years of financial experience, primarily in public companies and was most recently with Tatum, LLC, a national financial services firm providing interim Chief Financial Officer services. Mr. Markert was a Partner at Tatum for over three years, and served as interim Chief Financial Officer at Jet Plastica, a $150 million private equity owned manufacturing and distribution company, and at Foamex International, a $1.2 billion public manufacturing company, among other clients. Prior to that, from 1995 to 2005, Mr. Markert served as Vice President Finance, Chief Financial Officer at C&D Technologies, Inc., a $500 million global manufacturer and distributor where he directed a multi-national finance and Information Technology staff. Mr. Markert is a CPA and holds a B.S. in Accounting and an M.B.A. in Finance from LaSalle University.

Sonya L. Lambert has served as our Vice President Marketing since December 2004 and was appointed as Chief Marketing Officer in March 2010. Ms. Lambert joined us in March 2003 as our Director of Marketing. From April 1999 through September 2001, Ms. Lambert was the Director of Marketing, Online Programs for Gerald Stevens, Inc. and was a Senior Marketing Manager for SportsLine.com from 1995 to 1999. Ms. Lambert left the industry from September 2001 through March 2003 to pursue personal interests. She is responsible for the development and execution of eCommerce and catalog marketing strategies. Ms. Lambert received a B.S. in Communications from the University of Florida.

Robert D. Hirsch has served as our Vice President Information Technology and Chief Information Officer since September 2008. Prior to joining us, from 2006 to 2008, Mr. Hirsch served as Vice President of Application Development for JM Solutions, a division within JM Family Enterprises, a privately-held $10 billion diversified automotive company. From 2004 to 2006, Mr. Hirsch served as Vice President and Chief Information Officer of QEP Corporation, a publicly-traded manufacturer, marketer and distributor of flooring tools and accessories for the home improvement and professional installer markets. Prior thereto, Mr. Hirsch served as Director of Technology for Vision Care Holdings, LLC, a Managing Director of PricewaterhouseCoopers and a Vice President of Citicorp. Mr. Hirsch earned his Masters of Science in Information Technology from Barry University and received his undergraduate degree in Computer Science from the University of Miami.

Mary L. Marbach was appointed General Counsel in December, 2009 and our Corporate Secretary in July 2010. Ms. Marbach has been an attorney at the Company since July of 2009. Prior to joining the Company, Ms. Marbach was Senior Transactional Counsel at Imperial Finance and Trading, LLC in Boca Raton, Florida. Ms. Marbach was an associate at Greenberg Traurig, LLP in its Corporate and Securities Group in Boca Raton, Florida from 2002 through 2004. Prior to that, she was an associate at Morrison & Foerster, LLP in its Corporate & Securities Group in Palo Alto, California. Ms. Marbach has a B.S. from Syracuse University, an M.B.A. from the University of Miami, and a J.D. from Boston University School of Law. Ms. Marbach is a member of the State Bar of California and the State Bar of Florida.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

Our executive compensation program is designed to enable us to attract and retain key personnel and provide incentives that promote short and long-term financial growth and stability to enhance stockholder value based on a pay-for-performance model. Our Compensation Committee reviews and recommends to our Board of Directors the compensation program for our "Named Executive Officers" and oversees our executive compensation strategy. In 2010, our Named Executive Officers were Ira P. Kerker, our former Chief Executive Officer, Richard P. Smith, our former Chief Financial and Accounting Officer, Jeffrey Horowitz, our Chief Executive Officer, Stephen E. Markert, Jr. our interim Chief Financial Officer, Sonya L. Lambert, our Chief Marketing Officer, Robert D. Hirsch, our Vice President Information Technology and Chief Information Officer, Mary Marbach, our General Counsel and Corporate Secretary and Birender S. Brar, our former Vice President Supply Chain.

The discussion in this section describes compensation paid to our Named Executive Officers for services rendered to us in all capacities during our fiscal year ended December 31, 2010.

Our executive compensation program provides for the following elements:

- base salaries, which are designed to allow us to attract and retain qualified candidates;
- incentive compensation, which provides additional cash compensation and is designed to support our pay-for-performance philosophy and align compensation with our corporate strategies and business and financial objectives;
- equity compensation, principally in the form of stock options, which are granted to incentivize executive behavior that results in increased stockholder value; and
- a benefits package that is available to all of our employees.

A detailed description of these components is provided below.

Elements of Our Executive Compensation Program

Base Salary. The base salary provides cash compensation for performing the essential elements of our executive positions. We strive to set our base salaries at levels which we believe are competitive in our market and provide our executives a level of compensation that permits them to focus their energies on job performance.

Annual Bonus/Incentive Compensation. Our incentive compensation, in the form of cash payment, is intended to compensate our executives after the end of each calendar quarter for meeting our corporate and/or financial objectives and, in the case of certain executives, their individual performance objectives and to incentivize our executives to meet these objectives. We may set multiple objectives for an executive to achieve. A specific incentive payment may be earned for meeting one or more of such objectives. Further, our incentive compensation is intended to reward and incentivize our executives for exceeding their objectives. We may grant discretionary cash bonuses as an award to our executives for performance that is not necessarily rewarded by the incentive compensation or to attract new executives to join our management team. For those Named Executive Officers who received a bonus, their objectives were set by the appropriate executive or Compensation Committee. The potential incentive compensation in 2010 ranged from 4.3% to 189.3%.

Equity-Based Compensation. Generally, the goals of our equity based compensation are intended to align the interests of our Named Executive Officers with the interests of our stockholders. Our Named Executive Officers typically receive equity awards in the form of stock options that vest equally over a period of five years in an effort to encourage the long-term retention of our executives. We may, however, grant options or other awards that vest immediately as determined by our Compensation Committee to be consistent with our objectives. The exercise price of our stock option grants is the fair market value of our stock on the grant date. Also, our stock option awards typically provide for the acceleration of vesting of options in the event of a change in control of our company. We have not yet established policies for the timing of awarding stock option grants to our executives. The Compensation Committee intends to adopt a policy regarding the timing of grants in relation to the release of material information to our stockholders.

Benefits. We provide our Named Executive Officers other benefits generally available to our employees such as health benefits, a 401(k) plan and life and disability insurance. These benefits are intended to provide support to our executives and their families throughout various stages of their careers, and these core benefits are provided to all executives regardless of their individual performance levels. The 401(k) plan allows participants to defer their annual compensation, subject to the limitations set by the Internal Revenue Code, which was $16,500 per person for 2010. The executives' elective deferrals are immediately vested and non-forfeitable upon contribution to the 401(k) plan.

Determining the Amount of Each Element of Compensation

Base Salary. Generally, base salaries for our Named Executive Officers are established through negotiation when the executive is hired. Factors we considered in the negotiation are prior experience, qualifications, prior salary and our need for the particular qualifications of such executive. Adjustments in base salary are based on the executive's responsibilities, performance and their overall compensation package. We review our executives' base salaries annually taking into consideration the executive's level of responsibilities, performanee, tenure and salaries of our comparable executive and an employee's overall compensatory arrangement. In the event of material changes in position, responsibilities or other factors, the Compensation Committee may consider changes in base pay during the year. Our Named Executive Officers' base salaries are reviewed and approved by our Board of Directors.

In 2010, our Compensation Committee, as approved by our Board of Directors, made the following increases in the base salaries of our executives:

	2010 Base Salary	2009 Base Salary	Percentage Increase	Change
Ira P. Kerker, *Former Chief Executive Officer*	$280,000	$233,700	19.8%	$46,300
Richard P. Smith, *Former Chief Financial and Accounting Officer*	$254,000	$223,000	13.9%	$31,000
Sonya L. Lambert, *Chief Marketing Officer*	$225,000	$165,600	35.9%	$59,400
Robert Hirsch, *Vice President Information Technology and Chief Information Officer*	$178,000	$178,000	0.0%	$ —
Mary L. Marbach *General Counsel and Corporate Secretary*	$140,000	$140,000	0.0%	$ —
Birender S. Brar, *Former Vice President Supply Chain*	$140,000	$140,000	0.0%	$ —

Annual Bonus/Incentive Compensation. Our incentive compensation is payable subsequent to the end of each calendar quarter after it has been determined if the goals have been achieved. Our Compensation Committee or appropriate executive has the authority to modify a bonus structure during the year if deemed appropriate. Examples of circumstances in which we may consider revising a bonus plan include acquisitions, mergers, divestitures, successful expansion of distribution or manufacturing capabilities and other material changes in our company.

Our executive bonus plan for 2010 provides a potential bonus for each executive. In 2010, the potential awards were as follows:

Name	Annual Maximum Bonus Opportunity	Maximum Bonus as a Percentage of Base Salary 2010
Jeffrey Horowitz,[1] *Chief Executive Officer*	$ 75,000	18.8%
Stephen E. Markert, Jr.,[1] *Interim Chief Financial Officer*	$ 10,000	4.3%
Sonya L. Lambert, *Chief Marketing Officer*	$103,680	46.1%
Robert D. Hirsch, *Vice President Information Technology and Chief Information Officer*	$ 36,250	20.4%
Mary L. Marbach, *General Counsel and Corporate Secretary*	$ 40,000	28.6%
Ira P. Kerker, *Former Chief Executive Officer*	$530,000	189.3%
Richard P. Smith *Former Chief Financial and Accounting Officer*	$240,000	94.5%
Birender S. Brar, *Former Vice President Supply Chain*	$ 20,000	14.3%

(1) Named Executives hired in 2010.

Each of the incentive goals are stand-alone and are evaluated separately so that some goals can be met and corresponding bonuses paid while other goals are not met and no corresponding bonus paid.

To the extent incentive goals are nonfinancial or individual goals, the goals are established by the executive officer's manager or direct report and, in the case of our Chief Executive Officer, by our Board of Directors or Compensation Committee. The nonfinancial or individual goals are established based upon various factors including our need to complete a particular project, achieve a particular outcome, or otherwise obtain a desired result. Additionally, these goals may be based upon adherence to company values such as accountability and teamwork, overall job competency, and performance against specified objectives. The assessment of the achievement of such goals is often a somewhat subjective analysis and, therefore, is determined in the discretion of the executive officer's manager or direct report or, in the case of our Chief Executive Officer, at the discretion of our Board of Directors or Compensation Committee. We based the incentive pay of our Chief Executive Officer, Chief Financial and Accounting Officer and Vice President Marketing solely on financial goals because these individuals were not tasked with implementing specific projects whose completion would not otherwise be reflected in our results of operations. We believed that the financial and nonfinancial goals were equally important, and, therefore, we allocated incentive pay equally between these two types of goals. Selected key officers received bonuses in 2010 based on the performance of the company in the first quarter. As performance began to lag in the second quarter, decisions were made to reduce or suspend bonus payments.

Allocation of Equity Compensation Awards

In 2010, we granted stock options to our Named Executive Officers. Stock options were granted to our Chief Executive Officer (option to purchase 200,000 shares of our common stock), General Counsel (option to purchase 50,000 shares of our common stock), and Vice President Supply Chain (option to purchase 20,000 shares of our common stock).

Our Compensation Committee does not apply a rigid formula in allocating stock options to executives as a group or to any particular executive. Instead, our Compensation Committee exercises its judgment and discretion and considers, among other things, the role and responsibility of the executive, competitive factors, the amount of stock-based equity compensation already held by the executive, the non-equity compensation received by the executive and the total number of options to be granted to all participants during the year. Our Compensation Committee typically makes annual grants of equity awards to our Named Executive Officers in connection with its annual review of our employees' compensation and then throughout the year.

Executive Equity Ownership

We believe it is important for our Named Executive Officers to have their interests aligned with our stockholders and, therefore, to be granted equity incentive awards. We have not, however, established specific stock retention and ownership guidelines for our executives.

Type of Equity Awards

Our stock award plans permits us to issue qualified and non-qualified stock options, stock appreciation rights, restricted stock, stock units, bonus stock, and other equity awards.

Severance and Change in Control Arrangements

For a description of the severance and change in control arrangements we have with our Named Executive Officers, see "Executive Compensation — Employment Agreements and Change-In-Control Arrangements" and "Executive Compensation — Payments Upon Termination or Change in Control." The Compensation Committee believed that these arrangements were necessary to attract and retain our Named Executive Officers. The terms of each arrangement were determined in negotiation with the applicable Named Executive Officer in connection with the executive's hiring and were not based on any set formula.

Effect of Accounting and Tax Treatment on Compensation Decisions

In the review and establishment of our compensation programs, we consider the anticipated accounting and tax implications to us and our executives. In this regard, we may begin utilizing restricted stock and restricted stock units as additional forms of equity compensation incentives in response to changes in the accounting treatment of equity awards under the authoritative accounting guidance. While we consider the applicable accounting and tax treatment of alternative forms of equity compensation, these factors alone are not dispositive, and we also consider the cash and non-cash impact of the programs and whether a program is consistent with our overall compensation philosophy and objectives.

Section 162(m) of the Internal Revenue Code imposes a limit on the amount of compensation that we may deduct in any one year with respect to our Chief Executive Officer and each of our three highest compensated officers excluding our Chief Financial Officer, unless specific and detailed criteria are satisfied. Performance-based compensation, as defined in the Internal Revenue Code, is fully deductible if the programs are approved by stockholders and meet other requirements. In general, we have determined that we will not seek to limit executive compensation so that it is deductible under Section 162(m). However, from time to time, we monitor whether it might be in our interests to structure our compensation programs to satisfy the requirements of Section 162(m). We seek to maintain flexibility in compensating our executives in a manner designed to promote our corporate goals and, therefore, our Compensation Committee has not adopted a policy requiring all compensation to be deductible.

Role of Executives in Executive Compensation Decisions

Our Compensation Committee seeks input from our Chief Executive Officer when discussing the performance of, and compensation levels for, our Named Executive Officers other than himself. The Compensation Committee also works with the Chief Executive Officer and with our Chief Financial Officer in evaluating the financial, accounting, tax and retention implications of our various compensation programs. No Executive participates in deliberations relating to his or her own compensation.

COMPENSATION COMMITTEE REPORT

The information contained in this report will not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor will such information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate it by reference in such filing.

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis set forth in this proxy statement with our management. Based on such review and discussions, the Compensation Committee has recommended to our Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

COMPENSATION COMMITTEE
Michael A. Kumin
Christopher S. Gaffney

Summary of Cash and Other Compensation

The Summary Compensation Table below presents information concerning the total compensation of our Named Executive Officers for the fiscal years ended December 31, 2010, 2009 and 2008. Mr. Horowitz and Mr. Markert, Jr. were not Named Executive Officers prior to fiscal 2010 and Ms. Marbach was not a Named Executive Officer prior to fiscal 2009; therefore, their compensation information is not presented for periods prior to appointment as a Named Executive Officer.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus[1]	Option Awards[2]	Non-Equity Incentive Plan Compensation	All Other Compensation[3]	Total Compensation
Jeffrey Horowitz,[4] *Chief Executive Officer*	2010	$153,846	$ —	$ 894,000	$ 75,000	$—	$1,122,846
	2009	$ —	$ —	$ —	$ —	$—	$ —
	2008	$ —	$ —	$ —	$ —	$—	$ —
Stephen E. Markert, Jr., *Interim Chief Financial Officer*	2010	$ 37,058	$ —	$ —	$ 10,000	$—	$ 47,058
	2009	$ —	$ —	$ —	$ —	$—	$ —
	2008	$ —	$ —	$ —	$ —	$—	$ —
Sonya L. Lambert, *Chief Marketing Officer*	2010	$209,408	$ —	$ —	$ —	$—	$ 209,408
	2009	$154,735	$ 15,600	$ 565,600	$103,680	$—	$ 839,615
	2008	$144,000	$ —	$ 81,600	$107,496	$—	$ 333,096
Robert D. Hirsch *Vice President Information Technology and Chief Information Officer*	2010	$177,778	$ —	$ —	$ 31,710	$—	$ 209,488
	2009	$159,046	$ 11,700	$ 141,400	$ 36,240	$—	$ 348,386
	2008	$ 37,838	$ —	$ —	$ 9,060	$—	$ 46,898
Mary Marbach, *General Counsel and Corporate Secretary*	2010	$140,000	$ —	$ 326,000	$ 40,000	$—	$ 506,000
	2009	$ 31,877	$ 1,000	$ —	$ 10,000	$—	$ 42,877
	2008	$ —	$ —	$ —	$ —	$—	$ —
Ira P. Kerker,[5] *Former Chief Executive Officer*	2010	$181,969	$ —	$ —	$ 17,500	$—	$ 199,469
	2009	$213,804	$125,000	$1,446,250	$ 70,000	$—	$1,855,054
	2008	$194,000	$ —	$ 132,600	$ 62,500	$—	$ 389,100
Richard P. Smith,[6] *Former Chief Financial and Accounting Officer*	2010	$209,956	$ —	$ —	$ 8,750	$—	$ 218,706
	2009	$208,254	$125,000	$ 919,100	$ 70,000	$—	$1,322,354
	2008	$193,000	$ —	$ 132,600	$ 62,500	$—	$ 388,100
Birender S. Brar,[7] *Former Vice President Supply Chain*	2010	$105,538	$ —	$ 130,400	$ —	$—	$ 235,938
	2009	$ 86,520	$ 2,500	$ —	$ 33,250	$—	$ 122,270
	2008	$ 39,500	$ —	$ —	$ —	$—	$ 39,500

(1) We report executive plan awards in the column titled "Non-Equity Incentive Plan Compensation."

(2) Amounts shown do not reflect compensation actually received by the Named Executive Officer. Instead, the amounts represent the aggregate grant date fair value related to option awards, granted in the year indicated, pursuant to Statement of Financial Accounting Standards Codification Topic 718. For a discussion of the valuation assumptions, see Note 1 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2010.

(3) None of the Named Executive Officers received personal benefits valued at $10,000 or more in the aggregate during the fiscal year ending December 31, 2010.

(4) Mr. Horowitz became Chief Executive Officer on February 17, 2011. Prior to his appointment as the Company's Chief Executive Officer, he served as the Company's Interim Chief Executive Officer from August 2010 through February 2011. In 2010, Mr. Horowitz received $11,667 in compensation pursuant to a consulting agreement with the Company under which Mr. Horowitz provided certain management consulting services.

(5) On August 16, 2010, Mr. Kerker and the Company announced his separation from the Company.

(6) On October 19, 2010, the Company terminated Mr. Smith from his position as Chief Financial and Accounting Officer.

(7) On September 20, 2010, Mr. Brar tendered his resignation as Vice President, Supply Chain.

Stock and Option Award Grants and Exercises

The following table summarizes information concerning grants of plan-based awards made by us for services rendered during the fiscal year ended December 31, 2010 to each of the Named Executive Officers.

Grants of Plan-Based Awards

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Option Awards Number of Securities Underlying Options (#)	Exercise or Base Price of Options Awards ($/Sh)[1]	Grant Date Fair Value of Stock and Option Awards[2]
		Threshold ($)	Target ($)	Maximum ($)			
Jeffrey Horowitz	2010	—	$ 75,000	—	—	—	—
	8/2/2010	—	—	—	200,000	$8.91	$894,000
Stephen E. Markert, Jr.	2010	—	$ 10,000	—	—	—	—
Sonya L. Lambert	2010	—	$103,680	—	—	—	—
Robert D. Hirsch	2010	—	$ 36,250	—	—	—	—
Mary Marbach	2010	—	$ 40,000	—	—	—	—
	2/3/2010	—	—	—	50,000	$9.72	$326,000
Ira P. Kerker	2010	—	$265,000	$530,000	—	—	—
Richard P. Smith	2010	—	$120,000	$240,000	—	—	—
Birender S. Brar	2010	—	$ 20,000	—	—	—	—
	2/3/2010	—	—	—	20,000	$9.72	$130,400

(1) The exercise price for the stock option was the closing price our common stock on the grant date, as reported on the NASDAQ Stock Market.

(2) The grant date fair value of options is based on the fair value calculated pursuant to Statement of Financial Accounting Codification Topic 718. For a discussion of the valuation assumptions, see Note 1 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2010.

Outstanding Equity Awards at Fiscal Year End

Name	Number of Securities Underlying Unexercised Options[1] Exercisable	Number of Securities Underlying Unexercised Options[1] Unexercisable	Options Exercise Price	Option Expiration Date
Jeffrey Horowitz	166,667	33,333[2]	$ 8.910	8/1/2021
Sonya L. Lambert	35,200	—	$ 3.750	3/4/2015
	20,000	—	$ 3.750	3/31/2016
	80,000	—	$ 3.750	9/19/2016
	80,000	—	$ 7.500	12/30/2017
	80,000	—	$12.000	9/23/2019
Robert D. Hirsch	80,000	—	$ 7.500	12/14/20108
	20,000	—	$12.000	9/23/2019
Mary Marbach	—	50,000[3]	$ 9.720	2/3/2019
Ira P. Kerker	33,480	—	$ 3.125	2/13/2015
	20,000	—	$ 3.750	5/13/2015
	100,000	—	$ 3.750	12/10/2015
	20,000	—	$ 3.750	12/11/2016
	130,000	—	$ 7.500	12/30/2017
	200,000	—	$12.000	9/23/2019
	5,000	—	$10.350	12/30/2020
Richard P. Smith	13,600	—	$ 2.031	1/11/2014
	20,000	—	$ 2.500	1/11/2015
	80,000	—	$ 3.750	12/10/2015
	20,000	—	$ 3.750	12/11/2016
	130,000	—	$ 7.500	12/30/2017
	130,000	—	$12.000	9/23/2019

(1) The aggregate number of option awards outstanding at December 31, 2010 was 2,717,530. The aggregate number of option awards owned by our Named Executive Officers at December 31, 2010 was 1,547,280.

(2) These options vested on January 16, 2011.

(3) These options vest as follows: 10,000 vest on each of February 2, 2011, 2012, 2013, 2014 and 2015, respectively.

Pension Benefits

We do not maintain any defined benefit pension plans.

Nonqualified Deferred Compensation

We do not maintain any nonqualified deferred compensation plans.

Potential Payments Upon Termination or Change In Control

If the Named Executive Officers' employment had been terminated on December 31, 2010 for any reason other than a change of control (as defined in the employment agreements entered into with each Named Executive Officer) or terminated pursuant to a change of control on December 31, 2010, each Named Executive Officer would have received the payments described in the following table.

Name	Benefit	Termination with Cause	Termination without Cause	Termination due to Change in Control	Death	Disability
Jeffrey Horowitz	Continuation of Salary[1]	$ —	$400,000	$400,000	$ —	$ —
	Bonus Payout	—	75,000	75,000	—	—
	Medical Benefits	—	—	—	—	—
	Acceleration of Stock Options[7]	—	—	—	—	—
		$ —	$475,000	$475,000	$ —	$ —
Stephen Markert	Continuation of Salary	$ —	$ —	$ —	$ —	$ —
	Bonus Payout	—	—	—	—	—
	Medical Benefits	—	—	—	—	—
	Acceleration of Stock Options[7]	—	—	—	—	—
		$ —	$ —	$ —	$ —	$ —
Sonya Lambert	Continuation of Salary[2][3][4]	$ —	$450,000	$450,000	$225,000	$225,000
	Bonus Payout	—	226,800	226,800	113,400	113,400
	Medical Benefits[6]	—	9,000	9,000	—	—
	Acceleration of Stock Options[7]	—	—	—	—	—
		$ —	$685,800	$685,800	$338,400	$338,400
Robert Hirsch	Continuation of Salary[2][3][4]	$ —	$177,800	$177,800	$177,800	$177,800
	Bonus Payout	—	28,500	47,940	28,500	28,500
	Medical Benefits[6]	—	9,000	9,000	—	—
	Acceleration of Stock Options[7]	—	—	—	—	—
		$ —	$215,300	$234,740	$206,300	$206,300
Mary Marbach	Continuation of Salary[5]	$ —	$ 2,692	$ —	$ 35,000	$ 35,000
	Bonus Payout	—	—	—	—	—
	Medical Benefits	—	—	—	—	—
	Acceleration of Stock Options[7]	—	—	—	—	—
		$ —	$ 2,692	$ —	$ 35,000	$ 35,000

(1) Payable over a 12 month period subject to the Named Executive Officer executing and delivering to the Company a full and unconditional release and the Named Executive Officer paying any and all amounts owed to the Company under any contract, agreement or loan document.

(2) Termination without cause obligation payable over a 24 month period subject to the Named Executive Officer executing and delivering to the Company a full and unconditional release and the Named Executive Officer paying any and all amounts owed to us under any contract, agreement or loan document.

(3) Change in control amount obligation payable in a single lump sum within 10 days of termination subject to the Named Executive Officer executing and delivering to the Company a full and unconditional release and the Named Executive Officer paying any and all amounts owed to the Company under any contract, agreement or loan document.

(4) Death or disability obligation payable in a single lump sum within 30 days.

(5) Payable in a single lump sum within 30 days subject to the Named Executive Officer executing and

delivering to the Company a full and unconditional release and the Named Executive Officer paying any and all amounts owed to us under any contract, agreement or loan document.

(6) Entitled to receive up to 18 months COBRA benefits paid for by the Company.

(7) The dollar value of the equity acceleration in this chart is based on the closing price of our Common Stock on December 7, 2010 (the last day of trading in 2010) less the exercise price of the options multiplied by the number of unvested options.

Employment Agreements and Change-In-Control Arrangements

Named Executive Officers

Jeffrey Horowitz

On February 17, 2011, in connection with his appointment as Chief Executive Officer, the Company and Mr. Horowitz entered into an employment agreement that has a 4 year term from its commencement date of August 16, 2010 and supersedes his previous consulting agreement with the Company. In consideration for Mr. Horowitz's services, the Company will pay Mr. Horowitz an annual salary of $400,000 and an annual bonus of up to $275,000 payable, except as set forth in the following sentence, pursuant to the satisfaction of performance goals under the Company's annual incentive compensation plan for senior executives. For the period from August 16, 2010 through December 31, 2010, Mr. Horowitz will be paid a guaranteed bonus of $75,000 and for the 2011 calendar year, Mr. Horowitz will be paid a guaranteed bonus of $275,000. For the period from August 16, 2010 until the date of the agreement, Mr. Horowitz was paid a lump sum equal to the difference between the annual salary that would have been paid under the employment agreement and the amount he was paid pursuant to his consulting agreement for such period. On the date of which the Company's stockholders approve a new equity compensation plan, Mr. Horowitz will be granted a nonqualified stock option to purchase 950,000 shares of the common stock of the Company. The option will vest periodically so that it is fully vested on August 15, 2014. Under the employment agreement, in the event Mr. Horowitz's employment is terminated by the Company without cause or by Mr. Horowitz for "good reason" (as such terms are defined in the employment agreement), Mr. Horowitz will be entitled to receive the following: severance equal to 12 months of Mr. Horowitz's annual salary or, if less, the salary that would have been paid had he remained employed through August 15, 2014; prorated annual bonus for the year of termination; and either (i) complete vesting of any stock options that had not yet vested or (ii) if the stock option described above has not been granted, $2,500,000. If Mr. Horowitz's employment is terminated due to his death or disability, he will be entitled to payment of a prorated annual bonus for the year of termination and, only if the stock option described above has not been granted, a payment of $2,500,000. Mr. Horowitz's receipt of the severance benefits discussed above is contingent on Mr. Horowitz signing and not revoking a release of claims against the Company. Capitalized terms used in this paragraph with regard to certain employment agreements have the meaning ascribed to them in that certain employment agreement.

Stephen E. Markert, Jr.

On October 19, 2010, we entered into an employment agreement with Stephen E. Markert, Jr., interim Chief Financial Officer, which can be terminated by the employee or us upon 60 days written notice. Mr. Markert earns a salary equal to $235,000 annually, and is eligible to earn discretionary bonuses and employee benefits commensurate with his position. Mr. Markert is also entitled to reimbursement of living expenses of up to $2,000 per month. Under his agreement, Mr. Markert is subject to a confidentiality, non-solicitation and non-competition agreement during the period he is employed for a one-year period following termination. Capitalized terms used in this paragraph with regard to certain employment agreements have the meaning ascribed to them in that certain employment agreement.

Sonya L. Lambert

Effective April 1, 2007, we entered into an employment, non-competition and proprietary rights agreement with Sonya L. Lambert, Chief Marketing Officer, for a one-year term, automatically renewable for additional one-year terms annually, unless otherwise terminated by the employee or us. Under the original agreement, Ms. Lambert earned a salary of $120,000 annually and is eligible to receive a marketing bonus based on performance (up to $21,600 per quarter), vacation and employee benefits commensurate with her position. If Ms. Lambert's employment is terminated by us without "cause" (as defined in the agreement), in addition to any compensation and benefits accrued through such termination, Ms. Lambert may, subject to her execution of a general release of claims against us, receive a lump-sum severance payment of up to 12 months' base salary plus a prorated portion of the performance bonuses, as well as up to 18 months of company-paid continuation medical benefits. If Ms. Lambert's employment terminates due to her death or disability, she or her estate will receive a lump sum payment equal to the sum of three months' base salary, accrued yet unused vacation pay and a prorated bonus, in addition to any compensation and benefits accrued through such termination. Under her agreement, Ms. Lambert is subject to a confidentiality, non-solicitation and non-competition agreement during the period she is employed and for a period thereafter. The confidentiality and non-competition provisions extend for a two-year period following termination and the non-solicitation provision extends for a period of one year following termination. For the year ended December 31, 2008, Ms. Lambert's base salary under the agreement was increased to $144,000.

On June 30, 2009, the agreement was amended to increase her annual base salary to $165,600 and to increase the maximum amount of the quarterly bonus she may receive to $25,920 per quarter. Further, pursuant to the amendment, effective as of the successful registration of our initial public offering: (i) so long as Ms. Lambert had not voluntarily resigned from her employment with us, all of Ms. Lambert's then-outstanding options, to the extent necessary, became fully vested and non-forfeitable; and (ii) so long as Ms. Lambert was then employed by us, Ms. Lambert was issued fully vested, non-forfeitable options to purchase 100,000 shares of our common stock at the initial public offering price (or 80,000 shares of our common stock after giving effect to the four-for-five reverse stock split of our common stock effected on September 17, 2009).

On March 22, 2010, the amended agreement was further amended to provide for a two-year term commencing on March 15, 2010, renewable upon mutual agreement by us and Ms. Lambert. The amendment further amended the agreement to provide that in the event of a termination by us of Ms. Lambert "without cause" (as defined in the agreement), then, in addition to any compensation and benefits accrued through such termination, and subject to her execution of a general release of claims against us, and subject to her compliance with her confidentiality, non-solicitation and non-competition agreement, Ms. Lambert is entitled to (i) a severance payment equal to the greater of (a) two times the sum of her then current base salary and the average of her prior two years' annual bonus, or (b) the amount she would be entitled to receive (e.g. base salary, bonus, vacation pay) for the remainder of the term as if she remained employed until the last day of such term, payable in 24 equal monthly payments and (ii) 18 months of company-paid continuation medical benefits. In the event of a termination by the Company without cause within the time periods specified above, and subject to her execution of a general release of claims against us, and subject to her compliance with her confidentiality, non-solicitation and non-competition agreement, then Ms. Lambert would be entitled to the severance payment of $685,800. The amendment further amended the agreement to provide that if the employment of Ms. Lambert is terminated following a "Change in Control" (as defined in the amendment), either by the Company without cause or by Ms. Lambert for "Good Reason" (as defined in the amendment), then Ms. Lambert is entitled to the following severance terms (in addition to any compensation and benefits accrued through such termination), subject to her execution of a general release of claims against us, and subject to her compliance with her confidentiality, non-solicitation and non-competition agreement: if terminated without cause or for Good Reason within 18 months after Change in Control, a lump sum payment equal to two times her then current base salary and two times the higher of (i) the average of the prior two years' annual bonus and (ii) last year's bonus. If the employment of Ms. Lambert is terminated following a Change in Control, either by the Company without cause or by Ms. Lambert for Good Reason, within the time periods specified above, subject to her execution of a general release of claims against us, and subject to her compliance with her confidentiality, non-solicitation and non-competition agreement, then, subject to the following sentence, Ms. Lambert would be entitled to the severance payment of $685,800. Notwithstanding the foregoing, however, the second amendment also provided for certain cutbacks of amounts owed to Ms. Lambert in the event such payments to be made to her on account of a Change in Control was deemed to be "excess parachute payments" as defined in Section 280G of the Code and, as a result, Ms. Lambert may not receive that total severance payment amount. Capitalized terms used in this paragraph with regard to certain employment agreements have the meaning ascribed to them in that certain employment agreement.

Robert D. Hirsch

On September 16, 2008, we entered into an employment, non-competition and proprietary rights agreement with Robert D. Hirsch, Vice President Information Technology and Chief Information Officer, for a one-year term, automatically renewable for additional one-year terms annually, unless otherwise terminated by the employee or us. The contract term has been automatically renewed each year since September 16, 2008, with the current one-year term continuing to September 17, 2011. Under the original agreement, Mr. Hirsch earned a salary of $145,000 annually, and is eligible to earn annual performance bonuses, vacation and employee benefits commensurate with his position. On the initial date of Mr. Hirsch's employment, he was also granted options to purchase up to 100,000 shares of our common stock at $6.00 per share (or 80,000 shares at $7.50 per share after giving effect to the four-for-five reverse stock split of our common stock affected on September 17, 2009). These options vest 20% each year on the anniversary date of Mr. Hirsch's employment agreement and are fully vested after five years. Each option has a term of nine years. Upon Mr. Hirsch's termination of employment for any reason, all unvested options are forfeited to us and all vested options must be exercised within 30 days and if not exercised during the 30-day period will be forfeited to us. If Mr. Hirsch's employment is terminated by us without "cause" (as defined in the agreement), in addition to any compensation and benefits accrued through such termination, Mr. Hirsch may, subject to his execution of a general release of claims against us, receive a lump-sum severance payment in an amount equal to the sum of two weeks' base salary for each year served, up to a total of six weeks' base salary, accrued yet unused vacation pay and a prorated portion of the annual performance bonus earned through the date of termination, as well as up to 18 months of employee-paid continuation medical benefits. If Mr. Hirsch's employment terminates due to his death or disability, he or his estate will receive a lump sum payment equal to the sum of three months' base salary accrued yet unused vacation pay and a prorated portion of the annual performance bonus earned through the date of termination, in addition to any compensation and benefits accrued through such termination. Under his agreement, Mr. Hirsch is subject to a confidentiality, non-solicitation and non-competition agreement during the period he is employed and for a period of two years thereafter.

On June 30, 2009, the agreement was amended to increase his annual base salary to $166,750. Further, pursuant to the amendment, effective as of the successful registration our initial public offering: (i) so long as Mr. Hirsch had not voluntarily resigned from his employment with us, all of Mr. Hirsch's then-outstanding options, to the extent necessary, became fully vested and non-forfeitable; and (ii) so long as Mr. Hirsch was then employed by us, Mr. Hirsch was issued fully vested, non-forfeitable options to purchase 25,000 shares of our common stock at the initial public offering price (or 20,000 shares of our common stock after giving effect to the four-for-five reverse stock split of our common stock effected on September 17, 2009).

On March 22, 2010, the amended agreement was further amended to provide that in the event of a termination by us of Mr. Hirsch "without cause" (as defined in the agreement), then, in addition to any compensation and benefits accrued through such termination, and subject to his execution of a general release of claims against us, and subject to his compliance with his confidentiality, non-solicitation and non-competition agreement, Mr. Hirsch is entitled to (i) a severance payment equal to the greater of (a) the sum of his then current base salary and the average of his prior two years' annual bonus, or (b) the amount he would be entitled to receive (e.g. base salary, bonus, vacation pay) for the remainder of the term as if he remained employed until the last day of such term, payable in 12 equal monthly payments and (ii) 18 months of company-paid continuation medical benefits. In the event of a termination by the Company without cause within the time periods specified above, and subject to his execution of a general release of claims against us, and subject to his compliance with his confidentiality, non-solicitation and non-competition agreement, then Mr. Hirsch would be entitled to the severance payment of $215,300. The amendment further amended the agreement to provide that if the employment of Mr. Hirsch is terminated following a "Change in Control" (as defined in the amendment), either by the Company without cause or by Mr. Hirsch for "good reason" (as defined in the amendment), then Mr. Hirsch is entitled to the following severance terms (in addition to any compensation and benefits accrued through such termination), subject to his execution of a general release of claims against us, and subject to his compliance with his confidentiality, non-solicitation and non-competition agreement: if terminated Without Cause or for Good Reason within 12 months after a Change in Control, a lump sum payment equal to his then current base salary and the higher of (i) the average of the prior two years' annual bonus and (ii) last year's bonus. If the employment of Mr. Hirsch is terminated following a

Change in Control, either by the Company Without Cause or by Mr. Hirsch for Good Reason, within the time periods specified above, and subject to his execution of a general release of claims against us, and subject to his compliance with his confidentiality, non-solicitation and non-competition agreement, then, subject to the following sentence, Mr. Hirsch would be entitled to the severance payment of $234,740. Notwithstanding the foregoing, however, the second amendment also provided for certain cutbacks of amounts owed to Mr. Hirsch in the event such payments to be made to him on account of a Change in Control was deemed to be "excess parachute payments" as defined in Section 280G of the Code and, as a result, Mr. Hirsch may not receive that total severance payment amount. Capitalized terms used in this paragraph with regard to certain employment agreements have the meaning ascribed to them in that certain employment agreement.

Mary L. Marbach

On December 2, 2009, we entered into an employment, non-competition and proprietary rights agreement with Mary L. Marbach, General Counsel, for a one-year term, automatically renewable for additional one-year terms annually, unless otherwise terminated by the employee or us. The current one-year term will continue until December 2, 2010. Ms. Marbach earns a salary of $140,000 annually, and is eligible to earn annual performance bonuses of up to $40,000, vacation and employee benefits commensurate with her position. If Ms. Marbach's employment is terminated by us without "cause" (as defined in her agreement), in addition to any compensation and benefits accrued through such termination, Ms. Marbach may, subject to her execution of a general release of claims against us, receive a lump-sum severance payment in an amount equal to the sum of one week base salary for each year served, up to a total of six weeks' base salary, accrued yet unused vacation pay and a prorated portion of the annual performance bonus earned through the date of termination, as well as up to 18 months of employee-paid continuation medical benefits. If Ms. Marbach's employment terminates due to her death or disability, she or her estate will receive a lump sum payment equal to the sum of three months' base salary, accrued yet unused vacation pay and a prorated portion of the annual performance bonus earned through the date of termination, in addition to any compensation and benefits accrued through such termination. Under her agreement, Ms. Marbach is subject to a confidentiality, non-solicitation and non-competition agreement during the period she is employed and for a period of two years thereafter. Capitalized terms used in this paragraph with regard to certain employment agreements have the meaning ascribed to them in that certain employment agreement.

Ira P. Kerker

Effective January 29, 2007, we entered into an employment, non-competition and proprietary rights agreement with Ira P. Kerker, our former Chief Executive Officer, for a one-year term, automatically renewable for additional one-year terms annually, unless otherwise terminated by the employee or us. Under the original agreement, Mr. Kerker earned a salary of $180,000 annually, quarterly bonuses of up to $10,000 and was eligible for an annual bonus, vacation and employee benefits commensurate with his position. If Mr. Kerker's employment was terminated by us without "cause" (as defined in the agreement), in addition to any compensation and benefits accrued through such termination, Mr. Kerker may, subject to his execution of a general release of claims against us, have received a lump-sum cash severance payment in an amount equal to the sum of two months' base salary for each year served, accrued yet unused vacation pay and a prorated annual bonus, as well as up to 18 months of company-paid continuation medical benefits. If Mr. Kerker's employment terminated due to his death or disability, he or his estate would have received a lump sum cash payment equal to the sum of twelve months' base salary, accrued yet unused vacation pay and a prorated annual bonus, in addition to any compensation and benefits accrued through such termination. Under his agreement, Mr. Kerker is subject to a confidentiality, non-solicitation and non-competition agreement during the period he is employed and for a period thereafter. The confidentiality and non-competition provisions extend for a two-year period following termination and the non-solicitation provision extends for a period of one year following termination. For the year ended December 31, 2008, Mr. Kerker's base salary under the agreement was increased to $194,000, and his maximum quarterly bonus for the second, third and fourth quarters of 2008 was increased to up to $17,500 per quarter.

On June 30, 2009, the original agreement was amended to increase his annual base salary to $232,800 and to increase the severance payment upon a termination of his employment by us without "cause" to an amount equal to the sum of 2.5 times his then-current annual base salary, a prorated portion of vacation pay, and a prorated portion of the aggregate cash bonus earned by Mr. Kerker for the year preceding such termination, payable in 24 equal monthly installments.. Further, pursuant to the amendment, effective as of the successful registration of our initial public offering: (i) so long as Mr. Kerker had not voluntarily resigned from his employment with us, all of Mr. Kerker's then-outstanding options, to the extent necessary, became fully vested and non-forfeitable; and (ii) so long as Mr. Kerker was then employed by us, Mr. Kerker was issued fully vested, non-forfeitable options to purchase 250,000 shares of our common stock at the initial public offering price (or 200,000 shares of our common stock after giving effect to the four-for-five reverse stock split of our common stock effected on September 17, 2009).

On March 22, 2010, the amended agreement was further amended to provide for a three-year term for Mr. Kerker commencing on March 15, 2010, renewable upon mutual agreement by us and Mr. Kerker. In addition, the amendment provided that the compensation of Mr. Kerker was to be reviewed by our Board on an annual basis (based on the original anniversary date of the effective date of the agreements, January 29, 2007) and may have been increased (but not decreased), as determined by our Board of Directors. The amendment further amended the agreement to provide, among other things, that in the event of a termination by us of Mr. Kerker "Without Cause" (as defined in the agreement) or by Mr. Kerker for "Good Reason" (as defined in the amendment), then, in addition to any compensation and benefits accrued through such termination, and subject to his execution of a general release of claims against us, and subject to his compliance with his confidentiality, non-solicitation and non-competition agreement, Mr. Kerker was entitled to receive (i) a severance payment equal to the greater of (a) 2.5 times the sum of his then current base salary and the average of the prior two years' annual bonus, or (b) the amount he would be entitled to receive (e.g. base salary, bonus, vacation pay) for the remainder of the term as if he remained employed until the last day of such term, payable in 24 equal monthly payments and (ii) 18 months of company-paid continuation medical benefits. In the event of a termination by the Company Without Cause or Mr. Kerker for Good Reason within the time periods specified above, and subject to his execution of a general release of claims against us, and subject to his compliance with his confidentiality, non-solicitation and non-competition agreement, then Mr. Kerker would be entitled to the severance payment of $1,265,625. The amendment further amended the agreement to provide that if the employment of Mr. Kerker was terminated following a "Change in Control" (as defined in the amendment), either by the Company Without Cause or by Mr. Kerker for Good Reason, then Mr. Kerker was entitled to the following severance terms (in addition to any compensation and benefits accrued through such termination), subject to his execution of a general release of claims against us, and subject to his compliance with his confidentiality, non-solicitation and non-competition agreement: if terminated Without Cause or for Good Reason within two years after a Change in Control, a lump sum payment equal to 2.99 times his then current base salary and 2.99 times the higher of (i) the average of the prior two years' annual bonus and (ii) last year's bonus. If the employment of Mr. Kerker was terminated following a Change in Control, either by the Company Without Cause or by Mr. Kerker for Good Reason, within the time periods specified above, subject to his execution of a general release of claims against us, and subject to his compliance with his confidentiality, non-solicitation and non-competition agreement, then, subject to the following sentence, Mr. Kerker would be entitled to the severance payment of $1,420,250. Notwithstanding the foregoing, however, the second amendment also provided for certain cutbacks of amounts owed to Mr. Kerker in the event such payments to be made to him on account of a Change in Control was deemed to be "excess parachute payments" as defined in Section 280G of the Code and, as a result, Mr. Kerker may not receive that total severance payment amount. Capitalized terms used in this paragraph with regard to certain employment agreements have the meaning ascribed to them in that certain employment agreement.

Richard P. Smith

Effective January 29, 2007, we entered into an employment, non-competition and proprietary rights agreement with Richard P. Smith, our former Chief Financial and Accounting Officer, for a one-year term, automatically renewable for additional one-year terms annually, unless otherwise terminated by the employee or us. Under the original agreement, Mr. Smith earned a salary of $179,500 annually, quarterly bonuses of up to $10,000 and was eligible for an annual bonus, vacation and employee benefits commensurate with his position. If Mr. Smith's employment was terminated by us without "cause" (as defined in the agreement), in addition to any compensation and benefits accrued through such termination, Mr. Smith may, subject to his execution of a general release of claims against us, have received a lump-sum cash severance payment in an amount equal to the sum of two months' base salary for each year served, accrued yet unused vacation pay and up to 18 months of company-paid continuation medical benefits. If Mr. Smith's employment terminated due to his death or disability, he or his estate would have received a lump sum cash payment equal to the sum of twelve months' base salary, accrued yet unused vacation pay and a prorated annual bonus, in addition to any compensation and benefits accrued through such termination. Under his agreement, Mr. Smith is subject to a confidentiality, non-solicitation and non-competition agreement during the period he is employed and for a period thereafter. The confidentiality and non-competition provisions extend for a two-year period following termination and the non-solicitation provision extends for a period of one-year following termination. For the year ended December 31, 2008, Mr. Smith's base salary under the agreement was increased to $193,000, and his maximum quarterly bonus for the second, third and fourth quarters of 2008 was increased to up to $17,500 per quarter.

On June 30, 2009, the original agreement was amended to increase his annual base salary to $221,950 and to increase the severance payment upon a termination of his employment by us without "cause" to an amount equal to the sum of 2.5 times his then-current annual base salary, a prorated portion of vacation pay, and a prorated portion of the aggregate cash bonus earned by Mr. Smith for the year preceding such termination, payable in 24 equal monthly installments. Further, pursuant to the amendment, effective as of the successful registration our initial public offering: (i) so long as Mr. Smith had not voluntarily resigned from his employment with us, all of Mr. Smith's then-outstanding options, to the extent necessary, became fully vested and non-forfeitable; and (ii) so long as Mr. Smith was then employed by us, Mr. Smith was issued fully vested, non-forfeitable options to purchase 162,500 shares of our common stock at the initial public offering price (or 130,000 shares of our common stock after giving effect to the four-for-five reverse stock split of our common stock effected on September 17, 2009).

On March 22, 2010, the amended agreement was further amended to provide for a two-year term commencing on March 15, 2010, renewable upon mutual agreement by us and Mr. Smith. In addition, the amendment provided that the compensation of Mr. Smith was to be reviewed by our Board on an annual basis (based on the original anniversary date of the effective date of the agreement, January 29, 2007) and may have been increased (but not decreased), as determined by our Board of Directors. The amendment further amended the agreement to provide, among other things, that in the event of a termination by us of Mr. Smith "Without Cause" (as defined in the agreement) or by Mr. Smith for "Good Reason" (as defined in the amendment), then, in addition to any compensation and benefits accrued through such termination, and subject to his execution of a general release of claims against us, and subject to his compliance with his confidentiality, non-solicitation and non-competition agreement, Mr. Smith was entitled to receive (i) a severance payment equal to the greater of (a) 2.5 times the sum of his then current base salary and the average of the prior two years' annual bonus, or (b) the amount he would be entitled to receive (e.g. base salary, bonus, vacation pay) for the remainder of the term as if he remained employed until the last day of such term, payable in 24 equal monthly payments and (ii) 18 months of company-paid continuation medical benefits. In the event of a termination by the Company Without Cause or by Mr. Smith for Good Reason within the time periods specified above, and subject to his execution of a general release of claims against us, and subject to his compliance with his confidentiality, non-solicitation and non-competition agreement, then Mr. Smith would be entitled to the severance payment of $1,200,625. The amendment further amended the agreement to provide that if the employment of Mr. Smith was terminated following a "Change in Control" (as defined in the amendment), either by the Company Without Cause or by Mr. Smith for Good Reason, and subject to his execution of a general release of claims against us, and subject to his compliance with his confidentiality, non-solicitation and non-competition agreement, then Mr. Smith was entitled to the following severance terms (in addition to any compensation and benefits accrued through such termination): if terminated Without Cause or for Good Reason within 18 months after a Change in Control, and subject to his execution of a general release of claims against us, and subject to his compliance with his confidentiality, non-solicitation and non-competition agreement, a lump sum payment equal to 2.5 times his then current base salary and 2.5 times the higher of (i) the average of the prior two years' annual bonus and (ii) last year's bonus. If the employment of Mr. Smith was terminated following a Change in Control, either by the Company Without Cause or by Mr. Smith for Good Reason, within the time periods specified above, and subject to his execution of a general release of claims against us, and subject to his compliance with his confidentiality, non-solicitation and non-competition agreement, then, subject to the following sentence, Mr. Smith would be entitled to the severance payments of $1,200,625. Notwithstanding the foregoing, however, the second amendment also provided for certain cutbacks of amounts owed to Mr. Smith in the event such payments to be made to him on account of a Change in Control was deemed to be "excess parachute payments" as defined in Section 280G of the Code and, as a result, Mr. Smith may not receive that total severance payment amount. Capitalized terms used in this paragraph with regard to certain employment agreements have the meaning ascribed to them in that certain employment agreement.

Birender S. Brar

On May 29, 2008, we entered into an employment, non-competition and proprietary rights agreement with Bobby Birender S. Brar, Vice President Supply Chain, for a one-year term, automatically renewable for additional one-year terms annually, unless otherwise terminated by the employee or us. The contract term had been automatically renewed each year since May 29, 2008, with the current one-year term scheduled to continue until May 28, 2011. Under the original agreement, Mr. Brar earned a salary of $65,000 annually, and was eligible to earn annual performance bonuses (up to $5,000 quarterly), vacation and employee benefits commensurate with his position. On the initial date of Mr. Brar's employment, he was also granted options to purchase up to 15,000 shares of our common stock at $6.00 per share (or 12,000 shares at $7.50 per share after giving effect to the four-for-five reverse stock split of our common stock effected on September 17, 2009). These options vested 20% each year on the anniversary date of Mr. Brar's employment agreement and would have been fully vested after five years. Each option has a term of nine years. Upon Mr. Brar's termination of employment for any reason, all unvested options were forfeited to us and all vested options must have been exercised within 30 days and if not exercised during the 30-day period were forfeited to us. If Mr. Brar's employment was terminated by us without "cause" (as defined in the agreement), in addition to any compensation and benefits accrued through such termination, Mr. Brar may, subject to his execution of a general release of claims against us, have received a lump-sum severance payment in an amount equal to the sum of two weeks' base salary for each year served, up to a total of six weeks' base salary, accrued yet unused vacation pay and a prorated portion of the annual performance bonus earned through the date of termination, as well as up to 18 months of employee-paid continuation medical benefits. If Mr. Brar's employment terminated due to his death or disability, he or his estate would have received a lump sum payment equal to the sum of three months' base salary accrued yet unused vacation pay and a prorated portion of the annual performance bonus earned through the date of termination, in addition to any compensation and benefits accrued through such termination. Under his agreement, Mr. Brar is subject to a confidentiality, non-solicitation and non-competition agreement during the period he is employed and for a period of two years thereafter. On July 22, 2008, the agreement was amended to increase his annual base salary to $71,500 and to increase his bonus potential by 10%. Mr. Brar was also granted options to purchase up to 30,000 options at $6.00 per share (or 24,000 shares at $7.50 per share after giving effect to the four-for-five reverse stock split of our common stock affected on September 17, 2009). On July 1, 2009, the amended agreement was further amended to increase his annual base salary to $100,000 with an annual potential bonus of $20,000. On December 1, 2009, the amended agreement was amended further to increase his annual base salary to $140,000 with an annual potential bonus of $20,000.

On March 22, 2010, the amended agreement was further amended to provide that in the event of a termination by us of Mr. Brar "Without Cause" (as defined in the agreement), then, in addition to any compensation and benefits accrued through such termination, and subject to his execution of a general release of claims against us, and subject to his compliance with his confidentiality, non-solicitation and non-competition agreement, Mr. Brar was entitled to (i) a severance payment equal to the greater of (a) the sum of his then current base salary and the average of his prior two years' annual bonus, or (b) the amount he would be entitled to receive (e.g. base salary, bonus, vacation pay) for the remainder of the term as if he remained employed until the last day of such term, payable in 12 equal monthly payments and (ii) 18 months of company-paid continuation medical benefits. In the event of a termination by the Company Without Cause within the time periods specified above, and subject to his execution of a general release of claims against us, and subject to his compliance with his confidentiality, non-solicitation and non-competition agreement, then Mr. Brar would have been entitled to the severance payment of $175,750. The amendment further amended the agreement to provide that if the employment of Mr. Brar was terminated following a "Change in Control" (as defined in the amendment), either by the Company Without Cause or by Mr. Brar for "Good Reason" (as defined in the amendment), then Mr. Brar was entitled to the following severance terms (in addition to any compensation and benefits accrued through such termination), and subject to his execution of a general release of claims against us, and subject to his compliance with his confidentiality, non-solicitation and non-competition agreement: if terminated Without Cause or for Good Reason within 12 months after a Change in Control, a lump sum payment equal to his then current base salary and the higher of (i) the average of the prior two years' annual bonus and (ii) last year's bonus. If the employment of Mr. Brar was terminated following a Change in Control, either by the Company Without Cause or by Mr. Brar for Good Reason, within the time periods specified above, and subject to his execution of a general release of claims against us, and subject to his compliance with his confidentiality, non-solicitation and non-competition agreement, then, subject to the following sentence, Mr. Brar would be entitled to the severance payment of $175,750. Notwithstanding the foregoing, however, the second amendment also provided for certain cutbacks of amounts owed to Mr. Brar in the event such payments to be made to him on account of a Change in Control was deemed to be "excess parachute payments" as defined in Section 280G of the Code and, as a result, Mr. Brar may not receive that total severance payment amount. Capitalized terms used in this paragraph with regard to certain employment agreements have the meaning ascribed to them in that certain employment agreement.

Director Compensation

Directors who are also our employees are not separately compensated for their services as directors but are reimbursed for out-of-pocket expenses incurred in connection with providing board services. The following table summarizes compensation earned by our non-employee directors in 2010:

	Fees Earned or Paid in Cash	Option Awards	All Other Compensation	Total Compensation
Michael A. Kumin, Interim Chairman	$12,500	$ —	$ —	$12,500
Christopher S. Gaffney	$ 7,500	$ —	$ —	$ 7,500
Jeffrey M. Stibel[(1)]	$ 7,500	$ —	$ —	$ 7,500
Allen S. Josephs, M.D.	$ 7,500	$ —	$47,520[(2)]	$55,020
Lawrence A. Pabst, M.D.[(3)]	$18,750	$ —	$ —	$18,750
Robert G. Trapp, M.D.	$16,250	$ —	$ —	$16,250
Stewart L. Gitler[(4)]	$24,063	$ —	$ —	$24,063
Eran Ezra[(5)]	$10,000	$ —	$ —	$10,000
Michael Sheridan	$ 3,750	$ —	$56,700[(6)]	$60,450
Mark A. Jung	$ 7,500	$ —	$13,750[(6)]	$21,250

(1) Mr. Stibel resigned from our Board of Directors effective February 28, 2011.

(2) We paid Dr. Josephs $47,520 for consulting services provided to us in 2010. He resigned from our board effective July 1, 2010.

(3) Mr. Pabst was removed without cause from our Board of Directors effective July 21, 2010.

(4) Mr. Gitler was removed without cause from our Board of Directors effective July 21, 2010.

(5) Mr. Ezra was removed without cause from our Board of Directors effective July 21, 2010.

(6) We paid Messrs. Sheridan and Jung $56,700 and $13,750, respectively in connection with the Company's Audit Committee review in 2010. They resigned from our Board of Directors effective January 14, 2011.

The aggregate number of shares subject to stock options outstanding at December 31, 2010 for each non-employee director was as follows:

Name	Aggregate Number of Options Awards Outstanding as of December 31, 2010
Robert G. Trapp, M.D.	27,800

Cash Compensation of Non-Employee Directors in Fiscal 2010

During fiscal 2010, each of our non-employee directors received an annual retainer of $15,000 for service on the Board of Directors and any committee of the Board, except for the Chairman of the Board of Directors, who received an annual retainer of $25,000 in lieu of the standard annual retainer of $15,000 for his services in such capacity. Directors were also reimbursed for certain expenses they incurred in connection with attendance at board and committee meetings. The Chairman of the Audit Committee received the additional annual compensation of $5,000 for his services as Chairman of the Audit Committee in fiscal 2010. The cash retainers are paid quarterly.

Equity and Non-cash Compensation of Non-Employee Directors in Fiscal 2010

The current practice of our Board of Directors is to approve the grant of an option to purchase 5,000 shares of our Common Stock for each director. The exercise price for all options granted is 100% of the fair market value of the shares on the grant date. The options vest immediately upon grant. The Chairman of the Board of Directors is also granted of an option to purchase an additional 10,000 shares of our Common Stock and the Chairman of the Audit Committee is granted an additional 5,000 shares of our Common Stock.

As a result of the proxy solicitation and subsequent change in the Board of Directors, no option grants were awarded to non-employee directors in 2010. Each non-employee director is allotted $2,000 per year of Company product.

Equity Compensation Plan Information

The following is summary of our equity compensation plans as of December 31, 2010

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants, and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity Compensation Plans Approved by Security Holders . .	2,717,530	$6.42	722,750

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Our executive officers, directors, and stockholders with beneficial ownership of more than 10% of our Common Stock are required, under the Securities Exchange Act of 1934, as amended, to file reports of ownership of our Common Stock with the Securities and Exchange Commission. Based solely upon a review of the copies of reports furnished to us and written representations that no other reports were required to be filed during fiscal 2010, we are not aware of any late filings.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our Common Stock on December 31, 2010, by the following:

- each of our directors and executive officers listed in the "Summary Compensation Table" on page 29 of this proxy statement;
- all of our directors and executive officers as a group; and
- each person known by us to beneficially own more than 5% of our outstanding Common Stock.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of December 31, 2010 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person.

Except as otherwise indicated and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person's name.

Name and Address of Beneficial Owner[1]	Number of Shares Beneficially Owned	Percent Beneficially Owned
Directors, Director-Nominees and Executive Officers:		
Jeffrey J. Horowitz[2]	200,000	*
Stephen E. Markert, Jr.	—	*
Sonya L. Lambert[3]	295,200	1.1%
Robert D. Hirsch[4]	100,000	*
Mary L. Marbach[5]	10,180	*
Christopher S. Gaffney[6]	5,419,697	19.5%
Mark A. Jung	—	*
Michael A. Kumin[7]	20,630	*
Michael Sheridan	—	*
Jeffrey M. Stibel	—	*
Robert G. Trapp, M.D.[8]	753,926	2.7%
All current directors and executive officers as a group (11) persons[9]	6,799,633	23.8%
5% Stockholders:		
Group comprised of Great Hill Investors, LLC, Great Hill Equity Partners III, L.P. and Great Hill Equity Partners IV, L.P.[10]	5,419,697	19.5%
Group comprised of Freshford Capital Management, LLC, Freshford GP, LLC and Freshford Partners, LP[11]	2,551,000	9.2%
Group comprised of Baron Capital Group, Inc., BAMCO, Inc., Baron Capital Management, Inc. and Ronald Baron[12]	2,750,000	9.9%
Jennison Associates, LLC and Prudential Financial, Inc.[13]	2,498,062	9.0%

* Less than 1%

(1) Except as otherwise indicated, each person may be reached at our Company's corporate address at Vitacost.com Inc., 5400 Broken Sound Boulevard, NW, Suite 500, Boca Raton, FL 33487.

(2) Mr. Horowitz holds options to purchase 200,000 shares of Common Stock exercisable at $8.91 per share. All options are immediately exercisable or are exercisable within 60 days of December 31, 2010 and are included in the table above.

(3) Ms. Lambert holds options to purchase 295,000 shares of Common Stock exercisable at the following prices: (i) 135,200 shares at $3.75 per share; (ii) 80,000 shares at $7.50 per share; and (iii) 80,000 at $12.00 per share. All options are immediately exercisable.

(4) Mr. Hirsch holds options to purchase 100,000 shares of Common Stock exercisable at the following prices: (i) 80,000 shares of Common Stock exercisable at $7.50 per share; and (ii) 20,000 shares of common stick exercisable at $12.00 per share. All options are immediately exercisable.

(5) Ms. Marbach owns 145 shares of Common Stock individually and 35 shares are held in trust for her minor child. Ms. Marbach holds options to purchase 10,000 shares of Common Stock exercisable at $9.72 per share. All options are immediately exercisable within 60 days of December 31, 2010 and are included in the table.

(6) Mr. Gaffney owns no shares of Common Stock individually and holds no options to purchase shares of Common Stock. For additional information regarding Mr. Gaffney's beneficial ownership of shares of Common Stock, see note (10), below.

(7) Mr. Kumin owns 20,630 shares of Common Stock.

(8) Dr. Trapp owns 726,126 shares of Common Stock and holds options to purchase 27,800 shares of Common Stock exercisable at the following prices: (i) 10,000 at $0.16 per share; (ii) 800 at $1.88 per share; (iii) 800 at $2.50 per share; (iv) 800 at $3.13 per share; (v) 10,400 at $7.50 per share; and (vi) 5,000 at $12.00 per share. All options are immediately exercisable.

(9) Includes shares beneficially owned by all current directors and executive officers as of December 31, 2010.

(10) Based on the statement on Schedule 13D (Amendment No. 6) filed with the SEC on October 13, 2010, Mr. Gaffney and John G. Hayes have reported shared voting and dispositive power with respect to all 5,419,697 shares of Common Stock. GHI has reported shared voting and dispositive power with respect to 15,801 of such shares of Common Stock. GHEPIII, Great Hill Partners GP III, L.P. ("GPIII"), and GHP III, LLC ("GHPIII"), have reported shared voting and dispositive power with respect to 3,545,064 of such shares of Common Stock. GHEPIV, Great Hill Partners GP IV, L.P. ("GPIV"), and GHP IV, LLC ("GHPIV"), have reported shared voting and dispositive power with respect to 1,858,832 of such shares of Common Stock. Matthew T. Vettel has reported shared voting and dispositive power with respect to 5,404,796 of such shares of Common Stock. GPIII is the sole general partner of GHEPIII, and the sole general partner of GPIII is GHPIII. The sole general partner of GHEPIV is GPIV, and the sole general partner of GPIV is GHPIV. Messrs. Gaffney and Hayes are managers of GHI, and managers of the general partners of GHPIII and GHPIV, and Mr. Vettel is a manager of GHPIII and GHPIV. GPIII may be deemed to indirectly beneficially own the shares of Common Stock beneficially owned by GHEPIII, and GHPIII may be deemed to indirectly beneficially own the shares of Common Stock beneficially owned by GHEPIII and that may be deemed indirectly beneficially owned by GPIII. GPIV may be deemed to indirectly beneficially own the shares of Common Stock beneficially owned by GHEPIV, and GHPIV may be deemed to indirectly beneficially own the shares of Common Stock beneficially owned by GHEPIV and that may be deemed indirectly beneficially owned by GPIV. Each of Messrs. Gaffney and Hayes may be deemed to indirectly beneficially own the shares of Common Stock beneficially owned by GHI, GHPIII and GHPIV, and Mr. Vettel may be deemed to indirectly beneficially own the shares of Common Stock beneficially owned by GHPIII and GHPIV. Each of Messrs. Gaffney, Hayes and Vettel, GHI, GHPIII and GHPIV disclaims beneficial ownership of such shares of Common Stock. The address of each of the above entities and individuals is One Liberty Square, Boston, Massachusetts 02109.

(11) Based on the statement on Schedule 13G filed with the SEC on February 14, 2011, Freshford Capital Management, LLC has reported sole voting and dispositive power with respect to 648,365 shares of Common Stock and shared voting and dispositive power with respect to 1,902,635 shares of Common Stock. Freshford GP, LLC and Freshford Partners, LP have reported shared voting and dispositive power with respect to 1,902,635 shares of Common Stock. Each of Freshford Capital Management, LLC, Freshford GP, LLC and Freshford Partners, LP disclaims beneficial ownership of such shares of Common

Stock, except to the extent of his pecuniary interest therein. The address of Freshford Capital Management, LLC, Freshford GP, LLC and Freshford Partners, LP is 10 Bank Street, Suite 675, White Plains, New York 10606.

(12) Based on the statement on Schedule 13G filed with the SEC on February 14, 2011, BAMCO, Inc., Baron Capital Group, Inc., and Ronald Baron have reported shared voting and dispositive power with respect to all such shares of Common Stock. Baron Small Cap Fund has reported shared voting and dispositive power with respect to any 2,325,000 shares of Common Stock. The address of BAMCO, Inc., Baron Capital Group, Inc. and Ronald Baron is 767 Fifth Avenue, 49th Floor, New York, New York 10153.

(13) Based on the Schedule 13G filed with the SEC on February 11, 2011, Jennison Associates, LLC has reported Sole voting power with respect to 2,493,866 shares of Common Stock and shared dispositive power with respect to 2,498,062 shares of Common Stock. The address of Jennison Associates, LLC is 466 Lexington Avenue, New York, New York, 10017. Based on the Schedule 13G filed with the SEC on February 8, 2011, Prudential Financial, Inc. has sole voting and dispositive power with respect to 181,896 shares of Common Stock, shared voting power with respect to 1,278,459 shares of Common Stock, and shared dispositive power with respect to 2,316, 166 shares of Common Stock. The address of Prudential Financial, Inc. is 751 Broad Street, Newark, New Jersey, 07102-3777.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Transactions with Current and Former Directors and Officers

Indemnification Agreements

Our certificate of incorporation and bylaws contain provisions that limit the liability of our directors and provide for indemnification of our officers and directors to the full extent permitted under Delaware law. In addition, we have entered into separate indemnification agreements with our directors and officers that could require us to, among other things, indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. Such provisions do not, however, affect liability for any breach of a director's duty of loyalty to us or our stockholders, liability for acts or omissions not in good faith or involving active and deliberate dishonesty or knowing violations of law or liability for transactions in which the director derived an improper personal benefit, among others.

Stockholder Agreement with the Great Hill Entities

In October 2010, we entered into a Stockholder Agreement with the Great Hill Entities. The Stockholder Agreement contains certain restrictions with respect to the Great Hill Entities' ownership of our Common Stock, including, without limitation, with respect to voting, participation in third-party tender offers, affiliate transactions, board composition and sales by the Great Hill Entities of their shares of our Common Stock in privately negotiated transactions. All capitalized terms used and not defined in this "Stockholder Agreement with the Great Hill Entities" section of this proxy statement have the respective meanings assigned to them in the Stockholder Agreement.

Voting Restrictions and Obligations

The Stockholder Agreement provides that for a period of seven years (the "Voting Standstill Period"), at such time(s) as the Great Hill Entities and/or its Controlled Affiliates beneficially own more than 30% of our outstanding Common Stock (such amount in excess of 30% of our Common Stock, the "Excess Shares"), the Great Hill Entities will vote or furnish a written consent in respect of the Excess Shares in direct proportion to the votes cast or written consents furnished by all Non-Affiliate Holders with regard to each matter submitted by us or a third party to our stockholders for their vote or written consent (the "Proportional Voting Requirement").

The voting restrictions described above will not apply during such time as:

- any Person or group (other than the Great Hill Entities or their Controlled Affiliates) become and are the beneficial owner of 15% or more of our outstanding Common Stock with the prior approval of the Majority Independent Board;
- we publicly announce and are a party to a definitive agreement approved by the Majority Independent Board, providing for,
  - a merger, business combination or similar transaction,
  - a restructuring, reorganization, liquidation, dissolution or other similar transaction, or
  - the sale of all or substantially all of our assets.

In addition, the Proportional Voting Requirement will not apply with respect to certain public proxy or consent solicitations to the extent conducted by a non-Great Hill Entity.

Majority Independent Board

During the Voting Standstill Period, to the fullest extent permitted by law, the Great Hill Entities will take all lawful action to ensure that our Board is composed, at all times, of a majority of Non-Great Hill Directors.

Third-Party Tender Offer Restrictions and Obligations

With respect to any tender offer conducted by a third party and not approved or recommended by the Majority Independent Board, the Great Hill Entities will not enter into any tender commitment or voting support agreement in respect of the Excess Shares and will cause the Excess Shares to be tendered (or not tendered) in direct proportion to the manner in which all Non-Affiliate Holders tender (or do not tender) their Common Stock.

Restrictions on Affiliate Transactions

For as long as the Great Hill Entities and/or their Controlled Affiliates beneficially own any shares of our Common Stock, we will not enter into any transactions with the Great Hill Entities and/or their Controlled Affiliates, unless they are approved in advance by the Majority Independent Board.

Great Hill Entities' Board Representation

During the Voting Standstill Period and during such time as the Great Hill Entities and/or their Controlled Affiliates beneficially own at least 15% of our outstanding Common Stock:

- the Great Hill Entities have the right to nominate two persons as directors of our company who are reasonably acceptable to the our Nominating/Corporate Governance Committee (the "Great Hill Designees," and each, a "Great Hill Designee"); and
- to the fullest extent permitted by law, we have agreed to take certain actions to cause the Great Hill Designees to be nominated and recommended for election to our Board.

If any Great Hill Designee serving as a director dies, resigns, is disqualified or is removed as a director, and the Great Hill Entities are then entitled to designate a Great Hill Designee, the resulting vacancy will be filled by a person nominated by the Great Hill Entities and reasonably acceptable to our Nominating/Corporate Governance Committee.

We will use our reasonable best efforts not to modify the composition of our Board in a manner that would likely result in the elimination or significant diminishment of the rights of the Great Hill Entities specified above. The foregoing does not limit our right to increase the number of directors on our Board.

Our obligation to nominate a Great Hill Designee for election as a director of Vitacost or to fill a vacancy with a successor Great Hill Designee, as described above, will terminate at such time as the Great Hill Entities and/or their Controlled Affiliates cease to beneficially own at least 15% of our outstanding Common Stock.

Private Sale Transfer Restrictions

The Great Hill Entities will provide us with written notice at least three business days prior to engaging in a Private Sale to any Person:

- pursuant to which such Person and/or such Person's Controlled Affiliates would beneficially own 20% or more of our outstanding Common Stock, or
- who has publicly announced an intention to:
  - influence or seek control of us or our Board, or
  - conduct a proxy or consent solicitation to (i) remove and/or elect our directors, (ii) amend or modify our certificate of incorporation or bylaws, or (iii) submit any stockholder proposal for inclusion in any of our proxy materials relating to director nominations or controlling or influencing control of us or our Board.

Such written notice, to the extent applicable, must include the identity of the proposed transferee, the proposed price per share, a summary of the material terms of the intended sale, and a summary of any agreements between the Great Hill Entities and the proposed transferee with respect to us or our Common Stock.

Reimbursement of Consent Solicitation Expenses

We agreed to reimburse the Great Hill Entities for up to $700,000 of their out-of-pocket expenses incurred in connection with the solicitation of written consents from our stockholders conducted by the Great Hill Entities, pursuant to which, on July 21, 2010, our stockholders amended our bylaws; removed, without cause, certain of our (now former) directors; and elected each of Messrs. Gaffney, Jung, Kumin and Stibel as directors of Vitacost.

Registration Rights Agreement with the Great Hill Entities and Certain of Their Affiliates

In their capacity as our affiliates, the Great Hill Entities are subject to certain restrictions on their ability to sell shares of our Common Stock currently owned and hereafter acquired (if so acquired) by them under applicable U.S. federal securities laws. The Great Hill Entities have also separately agreed with us to comply with our securities trading policies applicable to our directors and officers. Messrs. Gaffney and Kumin currently serve on our Board as the Great Hill Designees.

Concurrently with entering into the Stockholders Agreement, we entered into a Registration Rights Agreement with the Great Hill Entities and the Holders. All capitalized terms used and not defined in this "Registration Rights Agreement with the Great Hill Entities and Certain of Their Affiliates" section of this proxy statement have the respective meanings assigned to them in the Registration Rights Agreement.

Of the 5,419,697 shares of our Common Stock beneficially owned by the Holders as of the date of the Registration Rights Agreement, one-half (or 2,709,848) of such shares immediately constituted Registrable Securities and, therefore, were immediately entitled to demand and piggyback registration rights under the Registration Rights Agreement. After the expiration of 18 months until the termination of the Registration Rights Agreement, all remaining shares of our Common Stock then beneficially owned by the Holders (which includes all shares of our Common Stock acquired by the Holders, if any, subsequent to the date of the Registration Rights Agreement) will constitute Registrable Securities and are entitled to full registration rights under the Registration Rights Agreement.

Demand Registration Rights

The Registration Rights Agreement provides that, subject to certain blackout and suspension requirements and other limitations, upon the request of the Holders of a majority of Registrable Securities, we will effect the underwritten registration under the Securities Act of 1933, as amended (the "Securities Act"), of the shares of our Common Stock beneficially owned by the Holders to the extent of the aggregate limitation on the number of Registrable Securities described above.

The Holders cannot make a request for a Demand Registration for less than 50% of all Registrable Securities then owned by them and subject to the Registration Rights Agreement, and we are not required to effect (i) more than one Demand Registration during any 12-month period or (ii) more than two Demand Registrations under the Registration Rights Agreement. The Demand Registration must be in the form of an underwritten public offering only.

If the Managing Underwriter notifies us that it must limit the number of Registrable Securities that can be included in a demand registration (an "Underwriters' Maximum Number"), then:

- we will include in such demand registration only such number of Registrable Securities that does not exceed the Underwriters' Maximum Number, and
- such permissible number of Registrable Securities will be allocated pro rata among the Holders based on the number of Registrable Securities requested to be included by each Holder.

We may postpone a registration under the Registration Rights Agreement, or require a Holder to refrain from disposing of Registrable Securities under the registration, in either case, for no more than 90 consecutive days, if we make a good faith determination that:

- such registration or disposition would materially interfere with any then pending or proposed material transaction, or

- the Holder(s) are in possession of material non-public information the premature public disclosure of which we reasonably believe would not be in our best interests;

provided that we cannot suspend a registration for the reasons described above for more than 135 days in any 12-month period.

Shelf Registration Rights

Eighteen months following the date of the Registration Rights Agreement (provided that at such time we are eligible to use a short-form registration statement for a secondary offering of our securities), upon the request of Holders of a majority of the Registrable Securities, we will file a short-form registration statement under the Securities Act for the resale, from time to time, pursuant to Rule 415 under the Securities Act by the Holders of the requested number of shares of Registrable Securities of the Holders (the "Shelf Registration Statement"). We will maintain the effectiveness of the Shelf Registration Statement for 18 months (or until such earlier time as all of the Registrable Securities can be sold without restriction pursuant to Rule 144 under the Securities Act).

Piggyback Registration Rights

If we propose to register any of our securities for our own account under the Securities Act (subject to certain exceptions, including an acquisition or business combination, issuances related solely to stock options and employee benefit plans, or pursuant to a Demand Registration or shelf registration for Holders (a "Piggyback Registration"), we will be required to include Registrable Securities in each Piggyback Registration if requested to do so by any Holder in accordance with certain notice requirements in the Registration Rights Agreement. The Holders of Registrable Securities will be permitted to withdraw all or any part of their shares from any Piggyback Registration prior to the effective date of such Piggyback Registration, except as otherwise provided in a written agreement with our underwriter. Subject to certain restrictions, we can offer to include any shares of our Common Stock beneficially owned by any of our directors or executive officers in any Piggyback Registration on the same terms and conditions applicable to the Holders of the Registrable Securities.

If a Piggyback Registration is in the form of an underwritten offering, and the Managing Underwriter provides notice to us of an Underwriters' Maximum Number, then:

- we will be entitled to include any number of our securities for our own account that does not exceed the Underwriters' Maximum Number; and
- the number of our securities offered and sold by us for our own account, if any, that exceeds the Underwriters' Maximum Number will be allocated pro rata among the Holders and our directors and executive officers on the basis of the number of securities requested to be included by each such Person.

Most Favored Nation

We also agreed that if, at any time after the date and during the term of the Registration Rights Agreement, we enter into a registration rights agreement (or similar agreement) with any person or entity who is not a Holder and such person or entity obtains registration rights on more favorable terms than those contained in the Registration Rights Agreement, the Registration Rights Agreement will be amended for the benefit of the Holders to include such more favorable terms.

Registration Expenses; Indemnification

We will pay all of the registration costs and expenses incurred in connection with each Demand Registration, shelf registration or Piggyback Registration, as the case may be, under the Registration Rights Agreement and will reimburse the Holders for certain reasonable fees incurred by them in connection therewith. Each Holder, however, will be responsible for any underwriting fees, discounts or commissions attributable to the sale of Registrable Securities pursuant to a Registration Statement. Our obligation to pay registration expenses as described above applies irrespective of whether any sales of Registrable Securities occur pursuant to a demand, shelf or piggyback registration under the Registration Rights Agreement. We and the Holders further agreed to certain indemnification obligations with respect to liabilities which could arise and be asserted under U.S. federal securities laws.

Termination of Registration Rights

The Registration Rights Agreement will terminate on the earlier of the date that (i) the Holders no longer beneficially own any Registrable Securities or (ii) all Registrable Securities are eligible for sale without any volume or other limitations or transfer restrictions under the Securities Act.

Procedures for Related Party Transactions

Under our Code of Conduct and Ethics, our employees, officers and directors are encouraged to avoid actual or apparent conflicts of interest between personal and corporate-related relationships. In particular, our employees, officers and directors should not participate in a personal business transaction with us in which they will receive a significant profit or gain, unless otherwise approved by our Board. Further, our employees, officers and directors should advise our Board of any prospective or existing potential conflict. Pursuant to applicable NASDAQ requirements and our Audit Committee's charter, our Audit Committee must approve any related-party transactions reported to our Board. In approving or rejecting such proposed transactions, our Audit Committee considers the facts and circumstances available and deemed relevant to the Audit Committee, including the material terms of the transactions, risks, benefits, costs, availability of other comparable services or products and, if applicable, the impact on a director's independence. Our Audit Committee will approve only those transactions that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our Audit Committee determines in the good faith exercise of its discretion. A copy of our Code of Conduct and Ethics and Audit Committee Charter have been previously filed as Exhibits 14 and 99.2, respectively, to our Form S-1 filed with the Securities and Exchange Commission on June 20, 2007 and are available for review at the investor relations section of our corporate website at *http://investor.vitacost.com.*

REPORT OF THE AUDIT COMMITTEE

The following Audit Committee report does not constitute soliciting material and shall not be deemed filed or incorporated by reference into any of our filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent we specifically incorporate this Audit Committee report by reference herein.

As more fully described in its charter, the purpose of the Audit Committee is to assist the oversight of our Board of Directors in the integrity of the financial statements of our company, our company's compliance with legal and regulatory matters, the independent auditor's qualifications and independence, and the performance of our company's independent auditor. The primary responsibilities of the committee include overseeing our company's accounting and financial reporting process and audits of the financial statements of our company on behalf of the Board of Directors.

As part of its oversight of our financial statements, the committee reviews and discusses with both management and our independent registered public accountants all annual and quarterly financial statements prior to their issuance. During 2010, management advised the committee that each set of financial statements reviewed had been prepared in accordance with generally accepted accounting principles, and reviewed significant accounting and disclosure issues with the committee. These reviews included discussion with the independent registered public accountants of matters required to be discussed pursuant to U.S. Auditing Standards No. 61, as amended, including the quality of our accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. The committee also discussed with PricewaterhouseCoopers LLP matters relating to its independence, including a review of audit and non-audit fees and the written disclosures and letter from PricewaterhouseCoopers LLP to the committee pursuant to applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountants' communications with the committee concerning independence. In addition, the committee discussed with the independent accountants (PricewaterhouseCoopers LLP) the overall scope and plans for its audit. The committee discussed with the independent auditor, with and without management present, the results of the examinations, its evaluations of our company and the overall quality of the financial reporting.

Based on the reviews and discussions referred to above, the committee recommended to the Board of Directors, and the Board approved, that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2010 for filing with the Securities and Exchange Commission.

The report has been furnished by the Audit Committee of the Board of Directors (as of June 21, 2011).

AUDIT COMMITTEE OF THE BOARD OF DIRECTORS
Edwin J. Kozlowski, Chairman
Stuart Goldfarb
Robert G. Trapp

OTHER MATTERS

The Board of Directors does not know of any other matters to be presented at the Annual Meeting. If any other matters are properly presented at the Annual Meeting, it is the intention of the persons named as proxies to vote the shares they represent as the Board of Directors may recommend.

It is important that your shares be represented at the Annual Meeting, regardless of the number of shares that you hold. Therefore, you are urged to vote at your earliest convenience.

THE BOARD OF DIRECTORS
June 21, 2011
Boca Raton, Florida

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________

Commission file number: 001-34468

VITACOST.COM, INC.

(Exact name of registrant as specified in its charter)

Delaware	**37-1333024**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
5400 Broken Sound Blvd., NW, Suite 500 Boca Raton, Florida	**33487**
(Address of principal executive offices)	(Zip Code))

Registrant's telephone number, including area code: **(561) 982-4180**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange on Which Registered
Common Stock, $0.00001 par value	The NASDAQ Stock Market LLC (NASDAQ Global Market)

Securities registered pursuant to Section 12(g) of the Act:

Preferred Stock Rights

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐ Accelerated Filer ☒ Non-Accelerated Filer ☐ Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company as defined in Rule 12-b-2 of Exchange Act. Yes ☐ No ☒

As of June 30, 2010, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of voting and non-voting equity held by non-affiliates of the registrant was approximately $151.0 million. Shares of the registrant's common stock held by each executive officer and director have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of June 16, 2011, the registrant has 27,790,453 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

None

VITACOST.COM, INC. FORM 10-K

TABLE OF CONTENTS

		Page
	PART I	
Item 1.	Business	1
Item 1A.	Risk Factors	15
Item 1B.	Unresolved Staff Comments — Not Required for Registrant	26
Item 2.	Properties	27
Item 3.	Legal Proceedings	27
Item 4.	Removed and Reserved	27
	PART II	
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities	28
Item 6.	Selected Financial Data	29
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	30
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk — Not Required for Registrant	38
Item 8.	Financial Statements and Supplementary Data	39
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	64
Item 9A	Controls and Procedures	64
Item 9B.	Other Information	64
	PART III	
Item 10.	Directors, Executive Officers, and Corporate Governance	65
Item 11.	Executive Compensation	69
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	85
Item 13.	Certain Relationships and Related Transactions	87
Item 14.	Principal Accountant Fees and Services	91
	PART IV	
Item 15.	Exhibits	93
Signatures		94
Exhibit 31.1	Certification of CEO Pursuant to Section 302 of Sarbanes-Oxley Act of 2002	
Exhibit 31.2	Certification of CFO Pursuant to Section 302 of Sarbanes-Oxley Act of 2002	

EXPLANATORY NOTE

Along with the filing of this Annual Report on Form 10-K, Vitacost.com, Inc., or Vitacost is also filing with the Securities and Exchange Commission, or SEC, its delayed Quarterly Reports on Form 10-Q for the interim quarterly periods ended September 30, 2010 and March 31, 2011.

Unless the context otherwise requires, references in this Annual Report on Form 10-K to "Vitacost.com, Inc.," "Vitacost," "Company," "we," "us," or "our" refer to Vitacost.com, Inc., a Delaware corporation.

We have not amended any of our Annual Reports on Form 10-K or Quarterly Reports on Form 10-Q for periods prior to September 30, 2010.

Background

In October 2010, pursuant to a request from a member of our board, our audit committee initiated an internal review into the methodologies and procedures used by the Company to calculate the value, for financial reporting purposes, of certain stock-based compensation grants and awards and the classification of certain non-cash expense items previously reported in the Company's financial statements in connection therewith. The internal review was conducted by the audit committee with the assistance of outside independent professional advisors and consultants.

On November 15, 2010, in connection with the ongoing internal review, we issued a press release announcing that we had filed a Form 12b-25 with the SEC related to the delayed filing of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010. We contacted The NASDAQ Stock Market ("NASDAQ") and informed NASDAQ of the delayed filing. On November 16, 2010, we received a letter from NASDAQ indicating that we were not in compliance with NASDAQ Listing Rule 5250(c) because we had not timely filed our Form 10-Q for the quarter ended September 30, 2010.

On December 7, 2010, we announced that, in connection with the ongoing internal review, our board had voted to postpone our 2010 Annual Meeting of Stockholders previously scheduled to be held on Thursday, December 9, 2010. On December 21, 2010, we received a letter from NASDAQ indicating that based on its review of the Company and pursuant to NASDAQ Listing Rule 5101, the NASDAQ staff had determined that continued listing of our securities on The NASDAQ Stock Market was no longer warranted. On January 3, 2011, we received a letter from NASDAQ indicating that we had not held our annual meeting of stockholders within the required timeframe and this would serve as an additional basis for delisting our securities from NASDAQ.

In response to our appeal of the decision to delist, NASDAQ set a delisting hearing for February 3, 2011. On February 3, 2011, we requested an exception through June 20, 2011 in which to resolve our corporate governance, share, organizational and formation issues and file our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010. In addition, we requested an exception through July 5, 2011 in which to solicit proxies for and hold our 2010 Annual Meeting of Stockholders. On February 28, 2011, we received a letter from NASDAQ granting both requests. The letter provided that we would not be delisted, subject to certain conditions.

On January 14, 2011, Michael Sheridan resigned as Director of the Company, and as the Chairman of the Company's Audit Committee. On that same day, Mark Jung also resigned as a Director of the Company and as a member of its Audit Committee. On February 22, 2011, we received another letter from NASDAQ indicating that we were not in compliance with NASDAQ's audit committee requirements as set forth in NASDAQ Listing Rule 5605 because our committee only comprised of two members. This would be an additional basis for delisting our securities from NASDAQ. On February 28, 2011, we announced the appointment of Edwin J. Kozlowski and Stuart Goldfarb to our Board. Mr. Kozlowski was also named as the Chairman of the Audit Committee and Mr. Goldfarb as a member of the Audit Committee. As a result of the appointment of the two board members, we regained compliance with NASDAQ's audit committee requirements.

On April 7, 2011 and May 18, 2011, respectively, we received letters from NASDAQ indicating that we were not in compliance with NASDAQ Listing Rule 5250(c) because (i) we had not timely filed our Annual Report on Form 10-K for the year ended December 31, 2010 and (ii) we had not timely filed our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011.

On June 16, 2011, we filed this Form 10-K and our Quarterly Reports on Form 10-Q for the quarters ended September 30, 2010 and March 31, 2011.

Audit Committee Findings

During the course of the internal review, our audit committee and its advisors discovered certain defects in our corporate organizational and formation documents and certain corporate transactions that may not have been authorized in accordance with all requirements of applicable Delaware corporate law, including, without limitation, certain stock splits and stock option and other stock issuance transactions. In order to address these issues and to quiet title to all outstanding shares of common stock and stock options, as part of the settlement of our pending derivative suit in the Circuit Court of the Fifteenth Judicial District, Palm Beach County, Florida (the "Court"), captioned Kloss v. Kerker et al., we requested that the Court enter a final order recognizing and quieting title to all outstanding Vitacost shares of stock and stock options for and as of the twelve (12) month period ending December 31, 2004 through the six (6) month period ending June 30, 2009. On May 27, 2011, the Court issued an order and final judgment (the "Order") approving the settlement of the derivative lawsuit. The Order also quiets title to all our outstanding shares of stock and stock options for all audited periods since 2004 through June 30, 2009 pursuant to the inherent equitable powers of the Court and the Uniform Commercial Code. The Order further provides that our certificate of incorporation, as amended, is the valid and effective certificate of incorporation of the Company, until validly amended in accordance with applicable Delaware law and our certificate of incorporation and bylaws.

On June 6, 2011, our audit committee concluded its internal review and determined that no restatement of the Company's previously issued financial statements was required.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This Annual Report on Form 10-K contains trends analyses and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs and other information that is not historical information. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expect," "plan," "anticipate," "believe," "estimate," "predict," "intend," "potential," "continue," "seek" or the negative of these terms or other comparable terminology or by discussions of strategy.

All forward-looking statements, including, without limitation, our examination of historical operating trends, are based upon our current expectations and various assumptions and we do not assume any obligation to update any of these statements. We believe there is a reasonable basis for our expectations and beliefs, but they are inherently uncertain. We may not realize our expectations and our beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements and are subject to change due to the inherent risks and uncertainties, such as those disclosed or incorporated by reference in our filings with the SEC. Important factors that could cause our actual results, performance and achievements, or industry results to differ materially from the forward-looking statements are set forth in this Annual Report on Form 10-K under Part I, Item 1a — Risk Factors and Part II, Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operation, under the heading "Factors Influencing Future Operating Results" and include, among others:

- the current global economic climate;
- significant competition in our industry;
- unfavorable publicity or consumer perception of our products on the Internet;
- the incurrence of material product liability and product recall costs;
- costs of compliance and our failure to comply with government regulations;
- our inability to successfully defend intellectual property claims;
- our failure to keep pace with the changing demands and preferences of our customers for new products;
- disruptions in our manufacturing system, including our information technology systems, or losses of manufacturing certifications; and
- the lack of long-term experience with human consumption of some of our products with innovative ingredients.

Forward-looking statements in this Annual Report on Form 10-K speak only as of the date hereof, and forward-looking statements in documents attached that are incorporated by reference speak only as of the date of those documents. We do not undertake any obligations to update or release any revisions to any forward-looking statement or to report any events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as required by law.

PART I

Item 1. Business.

Vitacost.com, Inc.

We are a leading internet-based retailer and distributor of nutritional substitutes, based on annual sales volume, of health and wellness products, including dietary supplements such as vitamins, minerals, herbs or other botanicals, amino acids and metabolites (which we refer to as "vitamins and dietary supplements"), as well as cosmetics, organic body and personal care products, sports nutrition and health foods. We sell these products directly to consumers through our website, *www.vitacost.com.* We strive to offer our customers the broadest product selection supported by current scientific and medical research at the best value, while providing superior customer service and timely and accurate delivery.

We offer our customers a selection of approximately 32,000 stock keeping units ("SKUs") from over 1,600 third-party brands, such as New Chapter, Atkins, Nature's Way, Twinlab, Burt's Bees, Kashi, BSN, Cytosport and MuscleTech in addition to our own proprietary brands which are Nutraceutical Sciences Institute (NSI), Cosmeceutical Sciences Institute (CSI), Best of All, and Smart Basics. Beginning in March 2011 we began transitioning our (NSI) brand to a new Vitacost label. We support our operations through our call center, our manufacturing and testing facility and our two distribution centers, delivering what we believe are industry-leading order fulfillment and customer satisfaction results. Our website allows customers to easily browse and typically purchase products at prices from 30% to 60% lower than manufacturers' suggested retail prices. Our website also serves as an educational resource for consumers seeking information on healthy living, including medical developments and practices, health issues and the attributes of health and wellness supplements.

We believe our direct-to-consumer business model combined with our in-house manufacturing capabilities provide us competitive advantages over traditional, store-based and other direct-to-consumer retailers. For example, we do not incur most of the operating and investment costs of traditional, store-based retailers and we are able to serve a global market through centralized operations allowing us to capitalize on our investments in content, marketing and technology, while providing a unified and consistent message to our customers. Furthermore, our direct-to-consumer business model enables us to support our sales through reduced personnel, while offering a greater breadth of inventory to our customers at lower retail prices than traditional retail competitors. Additionally, our manufacturing capabilities allow us to generate higher gross margins on our proprietary products due to our ability to obtain quantity discounts from our suppliers while selling directly to consumers, bypassing the traditional supply chain and associated product mark-ups at each stage.

As of December 31, 2010, we had approximately 1.1 million active customers. We define an "active customer" as a customer who has made a purchase from us within the past 12 months. We shipped a total 2.9 million orders in 2010, up 16% from 2.5 million shipped in 2009 with Average Order Value ("AOV") ranging from $73 to $80.

Corporate Information

We were incorporated in Delaware in May 1994 and became a public company in September 2009. Our principal executive office is located at 5400 Broken Sound Boulevard, NW, Suite 500, Boca Raton, Florida 33487, and the telephone number at that address is (561) 982-4180. Our internet address is *www.vitacost.com.* Vitacost, Nutraceutical Sciences Institute, Cosmeceutical Sciences Institute, Best of All, Walker Diet, Smart Basics, OcuPower, CardioLift, NeuroPower, ArthriPower and Mega EFA are trademarks of Vitacost.com, Inc. This Annual Report on Form 10-K also includes other trademarks of Vitacost and of other companies.

We began operations in 1994 as a catalog retailer of third-party vitamins and supplements under the name Nature's Wealth Company. In 1999, we launched Vitacost.com and introduced our proprietary vitamins and supplements under our NSI brand. We began operations under the name Vitacost.com, Inc. in 2000. In 2006, we were inducted into Inc. magazine's "Inc. 500 Lifetime Hall of Fame," as one of the U.S.'s 500 fastest growing privately-held businesses for five consecutive years (2001 – 2005). In April 2008, we completed construction of our manufacturing facility located in Lexington, North Carolina and began manufacturing most of our proprietary products. During 2010 we completed an expansion project to meet our needs for additional space and additional distribution capabilities using proceeds of our initial public offering for the lease and build-out of a new distribution facility in Las Vegas, Nevada. We also began a similar project in our North Carolina facility in the Spring of 2010, with the building completed in the first quarter of 2011. The facilities provide redundancy in the event of work interruptions due to power outages, natural disasters or other events.

Industry Overview

The expansion of the Internet has benefited retailers by improving methods of communication, delivery of content and ease of commerce. At the same time, consumers are leveraging online resources to make informed healthcare, dietary and nutritional choices and related purchasing.

Online Commerce. The Internet's rapid expansion continues to increase its influence over communication, content and commerce. According to Forrester, U.S. online retail sales were $176.2 billion in 2010, a 12.6% increase from 2009. Forrester projects online retail sales to grow at a 10% CAGR to $278.9 billion by 2015. We believe several factors will contribute to this increase including convenience, expanded range of available products and services, improved security and electronic payment technology, increased access to broadband Internet connections and widespread consumer confidence and acceptance of the Internet as a means of commerce.

U.S. Dietary Supplement Market. According to a survey conducted by Ipsos-Public Affairs for the Council for Responsible Nutrition (CRN), 66% of U.S. adults used dietary supplements in 2010. According to the Nutrition Business Journal's (NBJ) 2010 U.S. Nutrition Industry Overview, U.S. sales of dietary supplements (including vitamins, herbs, meal supplements and sports nutrition and specialty supplements) grew 6.0% to $26.9 billion in 2009. NBJ is forecasting U.S. sales of dietary supplements to grow at a 6.0% rate per year for the next four years reaching $34 billion by 2013. Steady growth reflects customers' purchases of these natural products to protect their health and ward off more expensive medical visits and prescription drugs. The dietary supplement industry is highly fragmented with products sold through multiple channels including retailers such as mass merchants, grocery stores, drug stores and specialty retailers, as well as through direct mail, catalogs, multi-level marketers and the Internet. U.S. sales of dietary supplements through the Internet grew significantly faster than the overall category increasing approximately 18% in 2009 to $1.2 billion and accounted for an estimated 4.3% of the total U.S. dietary supplement category. According to the NBJ 2010 Direct-to-Consumer Selling Report, internet sales of dietary supplements are expected to grow at an 18% CAGR over the next four years, reaching $2.3 billion by 2013.

Our Value Proposition to Our Customers

We strive to offer our customers the broadest product selection supported by current scientific and medical research at the best value, while providing superior customer service and timely and accurate delivery.

Broad Third-Party and Proprietary Product Selection. We offer approximately 32,000 SKUs representing over 1,600 brands, including nationally-recognized third-party brands and our proprietary brands. Our product selection is designed to appeal to a variety of demographic groups, including those seeking health maintenance and general well-being, baby boomers, the elderly and those with specific health concerns or goals. Our proprietary products are researched and developed by our knowledgeable in-house proprietary brands department. As consumer preferences evolve, our proprietary brands team works to develop new proprietary products and reformulate existing products to anticipate and fulfill expected consumer demand.

Consistently Superior Value. We offer vitamins, dietary supplements and health and wellness products at savings to our customers with discounts ranging typically from 30% to 60% off manufacturers' suggested retail prices. We provide even greater savings to our customers through proprietary products that we manufacture and we impose no minimum order or membership requirements.

User-Friendly Shopping Experience. Our website is designed to attract natural search traffic while providing a convenient, educational, secure and efficient shopping experience. Products are cross-indexed to allow consumers to easily locate and compare products when searching by brand, ingredient or health concern. Our website and catalogs include educational content such as articles and news relating to medical and scientific data, health topics and the attributes of health and wellness supplements, which help our customers make informed purchases. Our website uses secure encryption technology designed to protect our customers' personal and credit card information and to prevent its unauthorized use. Our customer service representatives take orders and answer product and technical questions through our toll-free telephone number. Customers are also able to reach our customer service representatives via email or the live chat feature on our website. We seek to respond within 24 hours to all email requests received between Monday and Friday. We also facilitate repeat customer orders through our AutoShip! feature, which provides additional discounts on our proprietary products to customers who elect to receive automated, recurring shipments.

Accurate, Timely and Efficient Order Fulfillment. We operate two highly automated distribution centers, which use wireless, paperless systems to achieve efficient, quality order fulfillment and distribution. Orders are received and picked on high-speed automated lines using pick-to-light and carousel technologies.

Growth Strategy

The key elements of our new growth strategy, which we believe over time will increase net sales while maintaining or increasing our gross margins include:

Expand Our Product Offerings. We believe offering a broad range of products drives traffic to our website and increases orders and revenue. We currently offer approximately 32,000 SKUs, up from approximately 4,120 SKUs as of December 31, 2004. Additionally, we currently offer approximately 850 proprietary SKUs up from 137 proprietary SKUs as of December 31, 2004. We have made this expansion quickly and efficiently, in part because we were able to offer products that are not in our physical inventory, but that our third-party suppliers maintain in stock. We have referred to this as our virtual inventory. Although this virtual inventory allowed us to increase SKU selection without requiring a corresponding increase in our warehouse facilities, we have decided our customers will be better served through the elimination of virtual SKUs in order to accelerate order fulfillment and delivery time. We expect over time the need for increased SKUs and their inventory values will be offset by increased sales of our inventory during the year.

Expand Our Customer Base. We continue to expand our customer base by attracting new visitors to our website and converting these visitors into customers. We plan to identify and cost-effectively acquire new customers by expanding our online advertising efforts. We aim to increase the rate of conversion of visitors to our website into purchasing customers by providing detailed product descriptions and product efficacy information, focusing on website design and providing excellent customer service.

Maximize Customer Loyalty and Retention. Our revenue growth depends, in part, on repeat orders from existing customers. We believe we have a highly loyal customer base, because customers view us as a valuable source of health and wellness products and healthy living selections. Our customers, on average, order from us two to three times per year. In order to facilitate repeat customers, we encourage our regular customers to sign up for our AutoShip! program, which provides automatic shipping and billing of recurring orders at a 5% discount for our proprietary products. Additionally, we focus on expanding our base of repeat customers by improving our customers' shopping experience through our customer service initiatives. We continue to refine the customer service we provide at every step of the purchase process from the content we deliver on our website to our customer support and fulfillment operations.

Expand and Optimize Our Distribution Platform. We operate two distribution centers, one in Lexington, NC and a second in Las Vegas, NV. While we expect our current facilities will allow us to meet our product distribution requirements through 2011, during 2010 we completed an expansion project to meet our needs for additional space and additional distribution capabilities using proceeds of our initial public offering for the lease and build-out of a new distribution facility in Las Vegas, Nevada. We also began a similar project in our North Carolina facility in the Spring of 2010, with the building completed in the first quarter of 2011. The facilities provide redundancy in the event of work interruptions due to power outages, natural disasters or other events.

Continue to Develop Our Manufacturing Capability. In April 2008, we began manufacturing our proprietary products in our state-of-the-art manufacturing facility in North Carolina. We currently manufacture over 60% of our proprietary products in this facility. Additionally, manufacturing our own products allows us to better control product quality, react to trends in the industry and bring new products to market significantly faster than our current development cycle with third-party manufacturers. Currently, we only have the capability to manufacture products in the form of capsules and tablets.

Expand Internationally. We currently ship products to foreign countries including Canada, Hong Kong, Japan, Taiwan and the United Kingdom, despite limited marketing efforts outside the United States. International sales accounted for approximately 3% of our sales in 2010, up from 2% in 2009. We believe that opportunities exist to market our products more aggressively in English-speaking countries outside the United States. We have recently begun to translate our website into multiple languages which will allow us to better market our products in non-English speaking countries in Asia, Europe and Latin America.

Products

We provide online shoppers with one of the broadest selections of high-quality health and wellness products, including dietary supplements such as vitamins, minerals, herbs or other botanicals, amino acids and metabolites, as well as cosmetics, organic body and personal care products, sports nutrition and health foods. We offer products in a wide range of potency levels and dosage forms such as tablets, capsules, vegi-capsules, softgels, gelcaps, liquids and powders. Our focus on providing a broad selection enables our customers to purchase products from preferred, trusted brands through a single, comprehensive source.

We offer both popular third-party brands, such as New Chapter, Atkins, Nature's Way, Twinlab, Burt's Bees and Kashi, as well as our proprietary brands. We offer products that encompass four main categories: Vitamins, Minerals, Herbs and Supplements; Bodybuilding and Sport Products; Natural Care Products; and Natural and Organic Food Products.

Vitamins, Minerals, Herbs and Supplements ("VMHS"). VMHS products are generally taken to maintain or improve health and address specific health conditions. The FDA classifies these products under the term "dietary supplements." In this category, we offer our NSI and Vitacost products as well as third-party brands such as Nature's Way, Twinlab, Jarrow, Carlson and Rainbow Light.

- Vitamin and mineral products include multi-vitamins, lettered vitamins, such as Vitamin A, C, D, E, and B-complex, along with minerals such as calcium, magnesium, chromium and zinc. These products help prevent deficiencies that can occur when diet alone does not provide all of the necessary vitamins and minerals.
- Herbal products include whole herbs, standardized extracts, herb combination formulas and teas. Herbs offer a natural solution to address specific health concerns. Certain herbs can be taken to help support specific body systems, such as ginkgo to support brain activity and milk thistle to help maintain proper liver function, as well as other less common herbs such as holy basil for stress relief, turmeric for inflammation support and black cohosh for menopause support.
- Supplements include essential fatty acids, probiotics, anti-oxidants, phytonutrients and condition-specific formulas. Certain supplements, such as greens, fiber and soy proteins, are taken for added support during various life stages and are intended to supplement vital nutrients absent in an individual's diet. For example, conjugated linoleic acid (CLA) is a naturally-occurring fatty acid that, when used as part of a regular diet and exercise program, supports healthy weight management. Flax seed oils and folic acid are specifically useful during pregnancy. Super anti-oxidants, such as Resveratrol, are taken to fight free radicals. High ORAC (oxygen radical absorptive capacity) fruit concentrates like pomegranate and blueberry are taken to supplement levels of natural nutrients not available in modern diets.

Bodybuilding and Sport Products. Sports nutrition products are used in conjunction with cardiovascular conditioning, weight training and sports activities. Major categories in sports nutrition include protein and weight gain powders, meal replacements, nutrition bars, sport drinks and pre and post-workout supplements to either increase energy or enhance recovery after exercise. We offer bodybuilding and sports products from third parties such as Optimum Nutrition, CytoSport and BSN as well as our NSI-branded sports nutrition products.

Natural Personal Care Products. Natural personal care products consist of a variety of natural products for skin, body, hair and oral health. We offer hundreds of natural personal care products from category leaders such as JASON, Burt's Bees and Kiss My Face, as well as our CSI-branded products. These products appeal to allergen-conscious and environmentally-conscious consumers seeking products that are made without harsh chemicals and additives.

Natural and Organic Food Products. Natural and organic food products consist of diet and weight management products, as well as organic and specialty products such as organic peanut butter, gluten-free foods and low mercury tuna and salmon. We offer third-party brands such as Atkins, Kashi, Eden Foods and Amy's Organic, as well as our Best of All natural food products and Walker Diet weight management products.

In 2010 and 2009, our proprietary brands accounted for approximately 27% and 30% of our net sales, respectively. Our proprietary brands include:

- *Nutraceutical Sciences Institute.* Our NSI brand is our largest proprietary brand. Through NSI, we offer our proprietary line of Synergy multivitamins, which is available in over 30 formulations intended to address a variety of health concerns such as OcuPower for vision health, CardioLift for cardiovascular health and GlucoPower for healthy blood sugar. We also offer NSI-branded dietary supplements including minerals, herbs, amino acids, anti-oxidants and others. We are in the process of converting the NSI line over to a new Vitacost label to increase brand and company awareness.
- *Cosmeceutical Sciences Institute.* Under our CSI brand, we market and sell health and beauty products such as facial cleanser, facial and body moisturizing creams and lotions, and other beauty and skincare products.
- *Best of All.* Under our Best of All brand, we market and sell organic food products such as banana chips, trail mix, almonds, cashews and more.
- *Smart Basics.* Under our Smart Basics brand, we market and sell organic fruit juices and extracts and related dietary supplements.
- *Walker Diet.* Under our Walker Diet brand, we market and sell low carb milkshake powders used to assist in weight loss and management.

Merchandising & New Product Development

We believe we carry most major domestic brands of vitamins, dietary supplements and minerals, as well as many smaller specialty brands. We sell most of our suppliers' most popular product lines. We also offer our proprietary brands based on our own formulations. We currently stock approximately 32,000 SKUs at each distribution center and are in the final steps of eliminating virtual inventory. Currently, no single SKU represents more than 2% of our net sales. In developing new proprietary products, our proprietary department, together with members of our management team:

- review our sales data and customer feedback of third-party SKUs to determine whether we should develop a comparable proprietary product; and
- perform a cost-benefit analysis for the manufacture and sale of any new proprietary products.

Marketing

Our marketing strategy is designed to increase brand awareness and drive highly targeted new and repeat customers to our website. We use a multi-channel approach which includes search engine marketing, email campaigns, and affiliate programs to acquire and retain our customer base.

<u>Online Marketing</u> — We make our website available via keywords and shopping feeds on internet search engines including but not limited to Google, Bing, Nextag and Shopzilla. Banner advertisements on display networks are also used to drive traffic to our website. In addition, we operate an affiliate program aimed at creating brand awareness through websites who participate in the LinkShare network.

<u>Email Campaigns</u> — Our weekly email marketing campaigns distribute information on new arrivals, promotional discounts and product information to customers.

Direct Mail and Promotional Inserts — We have scaled back direct mail marketing initiatives and are focused on creating efficiencies with our online initiatives. Direct mail is used on a limited basis to remind key customer segments to reorder.

Manufacturing

Proprietary Manufacturing. We have designed and implemented full-featured solid dose (capsule and tablet) manufacturing and packaging operations at our North Carolina facility, which provide efficient high speed production and aggregate capacities in excess of our present demand requirements. Under our present configuration, we produce over 60% of our proprietary products in-house.

Our in-house manufacturing capabilities have enabled us to achieve greater efficiencies and cost savings, as well as strict control over the entire manufacturing cycle including raw material procurement, finished goods production and logistics optimization. Additionally, we have implemented lean manufacturing practices, statistical process control and just-in-time procedures throughout our facility. In 2010, we produced over 443 million tablets and capsules and packaged over 3 million bottles. In addition to providing us with greater volume and flexibility, our in-house manufacturing provides us with the opportunity to improve market response time, reduces the risk of out-of-stock situations, limits finished goods obsolescence and improves overall operating margins.

Our manufacturing lines include hard-shell encapsulation machines. Tableting operations include automatic tablet compression machines with a computerized high volume coating system. We ensure precise adherence to our formulations through computer-controlled bin blending systems, and remove under-filled capsules during production through an integrated capsule reject system. Additionally, all manufactured products are subject to inspection through one of two inspection lines.

We package finished products on a packaging line which starts with an automatic bottle un-scrambler and ionized air rinse prior to filling. We use a counting system with a capacity of up to 120 bottles per minute which individually measures tablet dimensions as tablets are counted and disbursed into the bottle.

Contract Manufacturing. All of our proprietary products not in the solid dose category, including softgels, liquids and powders, are manufactured by pre-selected contract manufacturers specializing in the respective dosage form. As of December 31, 2010, our third party manufacturers provided approximately 40% of total production and 100% of finished soft gel, liquid and powder products. No single third party manufacturer, however, manufactured more than 6% of such products. Each of our contract manufacturers is required to maintain high standards of quality control consistent with federal regulatory guidelines and to manufacture our products according to our strict specifications. We have implemented vendor qualification programs for all of our suppliers and manufacturers, including full analytical testing of the products we purchase.

Raw Materials. All raw materials and ingredients for our proprietary products are selected for purchase from a group of third-party suppliers specializing in raw material manufacturing and processing and specialty distribution. We maintain multiple supply and purchasing relations throughout the raw materials marketplace to provide an uninterrupted supply for our manufacturing requirements. We employ similar strategies throughout the supply chain operations, leveraging our production volume in all raw materials procurement operations.

Quality Control. Our quality assurance unit establishes process controls and documents and tests every stage of the manufacturing process to ensure we meet product specifications and that finished dietary supplements contain the correct ingredients, purity, strength, and composition in compliance with FDA regulations. We test incoming raw materials and finished goods to ensure they meet or exceed FDA and U.S. Pharmacopeia standards including quantitative and qualitative assay and microbial and heavy metal contamination. Additionally, we perform ingredient analysis and assay using procedures which include High Performance Liquid Chromatography, Ultraviolet/Visible Spectroscopy, Near Infra-Red Spectroscopy, and Inductively Coupled Plasma Mass Spectrometry.

Our plant quality and production standards are designed to meet or exceed the latest FDA regulations. To ensure the highest quality, our manufacturing operations are audited by NSF International for independent cGMP (current Good Manufacturing Practice) certification. NSF International is an independent, not-for-profit organization which offers programs and services to augment and support the work of regulatory officials around the country, including standards development, product testing and certification, as well as onsite audits and inspections. Our NSF certification indicates that NSF has reviewed our operations and determined that our operations comply with FDA and NSF cGMP standards and protocols. As part of its certification and compliance program, NSF conducts random compliance audits of our operations not less than two times per year.

Our in-house laboratory decreases manufacturing cycle times by performing rapid testing we believe is not achievable through third-party labs. Most of our contaminant analyses testing procedures have faster average in-house turnaround times than outside laboratories.

Customer Service

We strive to offer outstanding customer service with each customer's complete satisfaction as our goal. To achieve this goal, we maintain a fully staffed contact center, to respond to customers via incoming calls, e-mails and live-chat while providing accurate and timely shipping, all driven by our 5-Star Guarantee. We believe our customer service initiatives allow us to establish and maintain long-term customer relationships and facilitate repeat visits and purchases.

Fully Staffed Contact Center. Our contact center operations serve as the primary customer service contact between our customers and Vitacost. We operate a contact center in Lexington, North Carolina and utilize a third-party call center primarily for after-hours support. Contact Center agents are available to answer customer questions and to accept customer orders. Both contact center locations use identical ERP systems to provide a seamless customer experience through our toll-free telephone number, email or live chat feature. These call centers are staffed with specialists who receive regular training so that they can effectively and efficiently field questions from current and prospective consumers. Our specialists are also trained not to answer questions that should be directed to a customer's physician, such as questions relating to drug interactions. In order to provide consistency, speed and accuracy, our specialists use an internal, standardized question and answer database in responding to customer inquiries. Our specialists also have access to real time inventory data to know if a product is in stock to properly manage customer expectations.

During 2010, our contact center processed over $20 million in orders or 9.1% of total revenue. Historically, our contact center volume has increased correspondingly with our overall revenue growth. In 2010 our call center volume reached over 922,000 calls, up from over 770,000 in the prior year.

In 2010, the contact center processed over 305,000 orders compared to over 255,000 in 2009. We will continue to expand our call center operations as required.

Our 5-Star Guarantee. Our 5-Star Guarantee makes it easy, convenient and safe for customers to purchase our products. Under the Guarantee we:

- Offer vitamins, supplements, organic products, body care and natural health products at everyday low prices, providing savings of 30% – 60% off retail 365 days a year, with no minimums, no memberships and no hidden charges.
- Ensure the potency and quality of our vitamin products while providing the highest quality supplements and other natural health products.
- Provide a 30-Day Money-Back guarantee for all our products.
- Guarantee a safe, secure online shopping experience through the use of state-of-the-art Secure Socket Layer 128-bit encryption on our website.
- Maintain one of the largest selections of vitamins, supplements and health products available anywhere, with approximately 32,000 items and more than 1,600 brands from which to choose.

We value frequent communication with and feedback from our customers in order to continue to improve our offerings and services. Based on surveys we conducted in 2010, customers have indicated approximately 96% satisfaction with our products and service while the probability of reorder is approximately 94%.

Technology and Operations

Our website is supported by a technology infrastructure that is designed to provide a superior customer experience, including speed, ease of use and security. Our technology infrastructure allows us to monitor our website and services in real time, scale to size as required and balance traffic geographically across multiple sites. We also track and manage our manufacturing processes, inventory, order fulfillment, customer service and marketing through state-of-the-art technologies that allow us to condense and distribute customer and sales data as part of our business intelligence model. From this data, our marketing and product development teams are able to analyze and project market trends and consumer demands.

Our technology infrastructure uses highly scalable, fully fault tolerant enterprise-class technology. Coupled with the use of virtual and cloud-based capabilities that provide redundant coverage and virtually eliminate the risk of downtime, our infrastructure provides a set of strategic, high-availability systems that we believe rival those of larger companies. We maintain strategic partnerships with vendors to ensure that we can rapidly deploy new products and information technology solutions that we believe are key to our success.

We maintain three secure internal data centers that support product development, quality control and office and distribution center infrastructure. Our data centers are also collocated through a third-party provider with locations in Atlanta and Seattle for redundancy, which has provided us with 100% service availability since 2007.

We follow rigorous industry standards to protect our internal operations and the personal information we collect from our customers. We do not sell or disclose the personal information of our customers. We continue to maintain and upgrade our technology framework that can support high levels of security while meeting the compliance requirements of Payment Card Industry ("PCI") security standards. We are considered a "sender" under the CAN-SPAM Act and comply with the applicable aspects thereof.

We have installed technologically advanced finished goods inventory control systems to track our finished goods from receipt through shipment. All items are barcoded to facilitate electronic tracking allowing us to tie each SKU number back to our inventory control, shipping and sales departments. Our inventory control system analyzes and automatically reorders a majority of the products we sell, minimizing out-of-stock situations. We consistently evaluate low volume items in order to minimize losses due to product expiration or obsolescence as well as to efficiently manage our capital and warehouse space.

Competition

The dietary supplement, natural health and wellness market is large, growing, competitive and highly fragmented. Our competition includes multi-level marketers, online VMHS specialty and mass retailers, and extends offline to brick and mortar stores including but not limited to grocery, membership clubs, specialty and mass retailers. We believe the following are the principal competitive factors in our market:

- Competitive pricing
- Selection and availability of product
- Reliability and speed of delivery
- Website ease of use
- Customer service and support

We believe we compete favorably, however the nature and extent to which our competitors implement various pricing and promotional activities in response to increasing competition and our response to these competitive actions, could adversely affect our profitability.

Trademark and Other Intellectual Property

We rely on a combination of patent, copyright and trademark and trade secret laws, confidentiality procedures and contractual provisions to protect our proprietary rights with respect to our technology and proprietary information. We have applied for or registered all relevant trademarks with the U.S. Patent and Trademark Office (USPTO), including our Vitacost, Nutraceutical Sciences Institute, Cosmeceutical Sciences Institute, Best of All, Walker Diet, Smart Basics, OcuPower, CardioLift, NeuroPower, ArthriPower and Mega

EFA trademarks, among others. We believe our trademarks to be valuable and are identified strongly with our brands. Issuance of a federally registered trademark creates a rebuttable presumption of ownership of the mark; however, it is subject to challenge by others claiming first use in the mark in some or all of the areas in which it is used. We have also applied for foreign protection of certain of our trademarks in the European market and Asian market in which we operate and have registered Vitacost, NSI and Nutraceutical Sciences Institute in certain countries in these regions.

Federally registered trademarks have a perpetual life, as long as they are maintained and renewed on a timely basis and used properly as trademarks, subject to the rights of third parties to seek cancellation of the trademarks if they claim priority or confusion of usage. We believe our patents and trademarks are valuable and provide us certain benefits in marketing our products. We intend to actively protect our patents, trademarks, trade secrets and other intellectual property.

We have obtained a number of U.S. patents on some product formulations and have applications pending for others. We also intend to file more patent applications. In designing our product formulations, we have attempted to blend an optimal combination of nutrients which appear to have beneficial impact based upon scientific literature. However, because formal clinical studies have in most instances not been conducted by us to validate the intended health benefits of the nutrients, we are generally prohibited by the FDA from making disease treatment and prevention claims in the promotion of products using these formulations. While we seek broad coverage for our patents, there is always a risk that an alteration to the formulation may provide sufficient basis for a competitor to avoid infringement claims by us. In addition, our issued patents expire over the next several years and we cannot provide any assurance that any patents will be issued from pending applications or that any issued patents will adequately protect our intellectual property.

Government Regulation

We are subject to federal and state consumer protection laws, including laws protecting the privacy of consumer non-public information and regulations prohibiting unfair and deceptive acts and trade practices. In particular, under federal and state financial privacy laws and regulations, we must provide:

- notice to consumers of our policies on sharing non-public information with third parties;
- advance notice of any changes to our policies; and
- with limited exceptions, provide consumers the right to prevent sharing of their non-public personal information with unaffiliated third parties.

Furthermore, the growth and demand for online commerce could result in more stringent consumer protection laws that impose additional compliance burdens on online retailers. These consumer protection laws could result in substantial compliance costs and could interfere with the conduct of our business.

There is currently great uncertainty in many states whether or how existing laws governing issues such as property ownership, sales and other taxes, and libel and personal privacy apply to the Internet and commercial online retailers. These issues may take years to resolve. For example, tax authorities in a number of states, as well as a Congressional advisory commission, are currently reviewing the appropriate tax treatment of companies engaged in online commerce, and new state tax regulations may subject us to additional state sales and income taxes. New legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or a change in application of existing laws and regulations to the Internet and commercial online services could result in significant additional taxes on our business. These taxes could have an adverse effect on our results of operations.

Our products are subject to extensive regulation in the U.S. and abroad. The FDA enforces the Federal Food, Drug and Cosmetic Act, or FDCA, and related regulations, which govern the identity, purity, quality, strength, and composition of dietary supplements and regulate the formulation, manufacture, packaging, labeling, holding, sale, and distribution of dietary supplements, foods, cosmetics, and over-the-counter, or OTC, drugs, and prohibit the sale of misbranded and adulterated dietary supplements and dietary supplements that by the intention of the manufacturer or distributor or label or labeling claims are unapproved new drugs. The Federal Trade Commission, or FTC, enforces the Federal Trade Commission Act, or FTCA, and related regulations, which govern the advertising and advertising acts and practices associated with the promotion and sale of these products. The U.S. Postal Inspection Service enforces federal laws governing fraudulent use of the mails. Regulation of certain aspects of the dietary supplement business at the federal level is also governed by the Consumer Product Safety Commission (e.g., concerning the presence of adulterated substances, such as toxic levels of lead or iron, that render products unsafe for consumption and require a CPSC ordered recall), the Department of Agriculture (e.g., for products that are intended for ingestion as dietary supplements for animals) and the Environmental Protection Agency (e.g., in the methods of disposal used for certain dietary ingredients, such as colloidal silver). The manufacture, packaging, labeling, holding, sale, and distribution of dietary supplements are also subject to extensive local, state, and foreign government regulation. For example, under the European Union Directive, only dietary supplements listed in Annex II to that directive or otherwise ruled saleable in Europe by the European Union may be sold in Europe subject to EU restrictions on dose amounts, forms, label claims and advertising. The Bureau of Customs and Border Patrol ("CBP"), a division of the Department of Homeland Security, also regulates shipments containing dietary ingredients, dietary supplements, cosmetics, drugs, biologics, and medical devices and engages in enforcement activity in concert with the FDA to block the import or export of articles deemed adulterated or otherwise unlawful for sale in the United States (imports) or in the non-U.S. country to which articles are addressed. CBP holds on articles or demands for recall can interfere with the timely delivery of products to market and can result in regulatory fines and penalties.

The FDCA has been amended several times affecting provisions that concern dietary ingredients and dietary supplements, including by the Dietary Supplement Health and Education Act of 1994 ("DSHEA"). DSHEA formally defined what may be sold as a dietary supplement, defined statements of nutritional support and the conditions under which they may lawfully be used, and included provisions that permit the FDA to regulate manufacturing practices and labeling claims peculiar to dietary supplements. "Dietary supplements" are defined as vitamins, minerals, herbs, other botanicals, amino acids and other dietary substances that are used to supplement the diet, as well as concentrates, constituents, extracts, metabolites, or combinations of such dietary ingredients. Generally, under DSHEA, dietary ingredients that were on the market before October 15, 1994 may be used in dietary supplements without notifying the FDA. However, a "new" dietary ingredient (i.e., a dietary ingredient that was not marketed in the U.S. before October 15, 1994) must be the subject of a new dietary ingredient notification submitted to the FDA unless the ingredient has been "present in the food supply as an article used for food" without having been "chemically altered." A new dietary ingredient notification must provide the FDA with evidence of a "history of use or other evidence of safety" which establishes that use of the dietary ingredient "will reasonably be expected to be safe." A new dietary ingredient notification must be submitted to the FDA at least 75 days before the new dietary ingredient can be marketed. There can be no assurance that the FDA will accept evidence purporting to establish the safety of any new dietary ingredients that we may want to market, and the FDA's refusal to accept such evidence could prevent the marketing of such dietary ingredients.

Increased FDA enforcement could lead the FDA to challenge dietary ingredients already on the market as "illegal" under the FDCA because of the failure to file a new dietary ingredient notification or because the substance may be one found to be the subject of an investigational new drug application for which clinical trials have commenced and been publicized.

The FDA generally prohibits labeling a dietary supplement with any "health claim" (i.e., any statement associating a nutrient with prevention, but not treatment, of a disease or health-related condition), unless the claim is pre-approved by the FDA. The FDA prohibits entirely disease treatment claims when made for a dietary supplement. However, "statements of nutritional support," including so-called "structure/function claims," are permitted to be included in labeling for dietary supplements without FDA pre-approval. Such statements may describe how a particular dietary ingredient affects the structure, function or general well-being of the body, or the mechanism of action by which a dietary ingredient may affect the structure, function or well-being of the body, but such statements may not state that a dietary supplement will reduce the risk or incidence of a disease unless such claim has been reviewed and approved by the FDA. A company that uses a statement of nutritional support in labeling must possess evidence substantiating that the statement is truthful and not misleading. Such statements must be submitted to the FDA no later than thirty days after first marketing the product with the statement and must be accompanied by an FDA mandated label disclaimer that "This statement has not been evaluated by the Food and Drug Administration. This product is not intended to diagnose, treat, cure or prevent any disease." There can be no assurance, however, that the FDA will not determine that a particular statement of nutritional support that we want to use is an unacceptable disease claim or an unauthorized nutrient-disease relationship claim otherwise permitted with FDA approval as a "health claim." Such a determination might prevent the use of such a claim.

In addition, DSHEA provides that certain "third-party literature," such as a reprint of a peer-reviewed scientific publication linking a particular dietary ingredient with health benefits, may "in connection with the sale of a dietary supplement to consumers" be exempt from labeling regulation. However, the FDA has adopted an "intent to use" doctrine whereby such literature even if exempt from labeling may nonetheless form the basis for an agency determination that the literature in context reveals a company intent to sell a dietary ingredient or dietary supplement as a drug, thereby rendering the supplement an unlawful, unapproved new drug. Because the "intent to use" doctrine is predicated on a subjective assessment of all facts and circumstances associated with the promotion and sale of a dietary supplement, we cannot know whether any particular piece of literature otherwise exempt from labeling will be deemed by the FDA unlawful for use in association with the sale of the dietary ingredient or dietary supplement.

As authorized by the FDCA, the FDA has adopted and is implementing Good Manufacturing Practices, or GMPs, specifically for dietary supplements. These GMPs impose extensive process controls on the manufacture, holding, labeling, packaging, and distribution of dietary supplements. They require that every dietary supplement be made in accordance with a master manufacturing record, that each step in manufacture, holding, labeling, packaging, and distribution be defined with written standard operating procedures, monitored, and documented, and that any deviation in manufacture, holding, labeling, packaging, or distribution be contemporaneously documented, assessed by a quality control expert, and corrected through documented corrective action steps (whether through an intervention that restores the product to the specifications in the master manufacturing record or to document destruction of the non-conforming product). The GMPs are designed to ensure documentation, including testing results that confirm the identity, purity, quality, strength, and composition of dietary supplements. In addition, GMPs require a company to make and keep written records of every product complaint that is related to GMPs. The written record of the product complaint must include the following: the name and description of the dietary supplement; the batch, lot, or control number of the dietary supplement, if available; the date the complaint was received and the name, address, or telephone number of the person making the complaint, if available; the nature of the complaint, including, if known, how the product was used; the reply to the complainant, if any; and findings of the investigation and follow-up action taken when an investigation is performed. The regulations directly affect all who manufacture the dietary supplements we sell and our own manufacture, holding, labeling, packaging, and distribution of dietary supplements. The FDA may deem any dietary supplement adulterated, whether presenting a risk of illness or injury or not, based on a failure to comply with any one or more process controls in the GMP regulations. If deemed adulterated, a dietary supplement may not be lawfully sold and may have to be recalled from the market. It is possible that the FDA will find one or more of the process controls implemented by us, by our contract manufacturers, or by those whose dietary supplements we sell to be inadequate and, thus, requiring corrective action, requiring any one or more of the dietary supplements we sell to be unlawful for sale, or resulting in a judicial order that may impair our ability to manufacture, market, and sell dietary supplements.

The FDA also requires adverse event notices on labels and serious adverse event reporting for all supplements and OTC drugs. An "adverse event" is defined by statute to include "any health-related event associated with the use of a dietary supplement that is adverse." Only serious adverse events must be reported to FDA. A "serious adverse event" is an adverse event that: results in death, a life-threatening experience, inpatient hospitalization, a persistent or significant disability or incapacity, or a congenital anomaly or birth defect; or requires, based on reasonable medical judgment, a medical or surgical intervention to prevent an outcome described above. When a manufacturer, packer, or distributor whose name appears on the product label of a dietary supplement receives any report of a serious adverse event associated with the use of the dietary supplement in the United States, the company must submit a "serious adverse event report" on MedWatch Form 3500A. The report must be filed within 15 business days of receipt of information regarding the adverse event. All adverse event reports, whether serious or not, must be recorded and kept in company records under the GMP rules. A company must maintain records of each report of any adverse event (both serious and non-serious) for a minimum of 6 years. These records should include any documents related to the report, including: the company's serious adverse event report to the FDA with attachments; any new medical information about the serious adverse event received; all reports to the FDA of new medical information related to the serious adverse event; and any communications between the company and any other person(s) who provided information related to the adverse event.

The regulation of dietary supplements may increase or become more restrictive in the future. There can be no assurance that, if more stringent statutes are enacted for dietary supplements, or if more stringent regulations are promulgated, we will be able to comply with such statutes or regulations without incurring substantial expense.

The FDA regulates the formulation, manufacturing, packaging, labeling and distribution of OTC drug products pursuant to a "monograph" system that specifies active drug ingredients that are generally recognized as safe and effective for particular uses. If an OTC drug is not in compliance with the applicable FDA monograph, the product generally cannot be sold without first obtaining FDA approval of a new drug application, which can be a long and expensive procedure. The homeopathic drugs that we sell are regulated as non-prescription, over-the-counter drugs. These products must generally meet the standards set forth in the Homeopathic Pharmacopeia of the United States and claims made for them must not deviate from those contained in specific homeopathic treatises recognized by the FDA as appropriate for use. If these requirements are not met, the FDA can consider the products unapproved new drugs and prohibit their sale.

The FDA has broad authority to enforce the provisions of the FDCA concerning dietary supplements and OTC drugs, including powers to issue a public "warning letter" to a company to quarantine and prohibit the sale of products deemed adulterated or misbranded, to publicize information about illegal products, to request a voluntary recall of illegal products from the market, to request that the Department of Justice initiate a seizure action, an injunction action or a criminal prosecution in U.S. courts, and to seek disgorgement from a federal court of all proceeds received from the sale of products deemed misbranded or adulterated.

Cosmetics are not subject to pre-market approval by the FDA, but the products, their ingredients and their label and labeling content, are regulated by the FDA, and it is the burden of those who sell cosmetics to ensure that they are safe for uses as directed. The FDA prohibits certain ingredients from being contained in cosmetic products that are authorized only for drug use or are deemed adulterated. In addition, the labeling of cosmetic products is subject to the requirements of the FDCA, the Fair Packaging Labeling Act and other FDA regulations. The FDA limits cosmetic product claims to those of beautification and enhancement to the external appearance of the skin. Structure/function claims are generally prohibited for cosmetic products as are disease prevention and treatment claims. It is possible that cosmetic product ingredients now commonly in use that are derived from nanotechnology may be restricted or prohibited in future. It is also possible that claims now commonly in use concerning cosmetic reduction in the external appearance of aging, the effect of cosmetic ingredients on fine lines and wrinkles, or on other aspects of appearance may in the future be deemed prohibited, implied disease treatment claims.

The FTC exercises jurisdiction over the advertising of dietary supplements, OTC drugs and cosmetics. In recent years, the FTC has instituted numerous enforcement actions against dietary supplement companies for making false or misleading advertising claims and for failing to adequately substantiate claims made in advertising. These enforcement actions have often resulted in consent decrees and the payment of civil penalties and/or restitution by the companies involved. The FTC also regulates other aspects of consumer purchases including, but not limited to, promotional offers of savings compared policies, telemarketing, continuity plans, and "free" offers.

Further, under the Food Allergen Labeling and Consumer Protection Act of 2004 ("FALCPA") all packaged foods containing any of the eight identified major food allergens: milk, egg, fish, crustacean shellfish, tree nuts, wheat, peanuts, and soybeans, must declare such allergens, at least once, by their common or usual name. A packaged food "contains" an allergen for the purposes of the law when any intentionally added ingredient contains an allergen. Thus, even if an allergen is present only in a coloring or flavoring, FALCPA applies. Likewise, the law applies even if an allergen is present only in a small amount of an "incidental" (but intentionally added, non-cross-contact) additive, like a releasing agent. Disclosure in this case is required even though such an ingredient usually could be omitted altogether from the ingredients list.

Failure to comply with the FALCPA may lead to civil sanctions, criminal penalties, or both under the FDCA. In addition, the FDA is authorized to seize non-conforming products controlled by a company and issue a recall of products already on the market.

We are also subject to regulation under various state, local and international laws that include provisions governing, among other things, the formulation, manufacturing, packaging, labeling, advertising and distribution of dietary supplements and OTC drugs. For example, under Proposition 65 in the State of California, a list of substances are deemed ones that pose a risk of carcinogenicity or birth defects at or above certain levels. If any such ingredient exceeds the permissible levels in a dietary supplement, cosmetic, or drug, the product may be lawfully sold in California only if accompanied by a prominent warning label alerting consumers that the product contains an ingredient linked to cancer or birth defect risk. Private attorney general actions as well as California attorney general actions may be brought against non-compliant parties and can result in substantial costs and fines.

Government regulations in foreign countries may prevent or delay the introduction, or require the reformulation, of certain of our products. Compliance with such foreign governmental regulations is generally the responsibility of our distributors in those countries. These distributors are independent contractors whom we do not control.

In addition, from time to time in the future, we may become subject to additional laws or regulations administered by the FDA, the FTC, or by other federal, state, local or foreign regulatory authorities, to the repeal of laws or regulations that we generally consider favorable, such as DSHEA, or to more stringent interpretations of current laws or regulations. We are not able to predict the nature of such future laws, regulations, repeals or interpretations, and we cannot predict what effect additional governmental regulation, if and when it occurs, would have on our business in the future. Such developments could, however, require reformulation of certain products to meet new standards, recalls or discontinuance of certain products not able to be reformulated, additional record-keeping requirements, increased documentation of the properties of certain products, additional or different labeling, additional scientific substantiation, additional personnel or other new requirements. Any such developments could have a material adverse effect on our business.

Europe. The European Union (EU) is responsible for the development of legislation governing foods, nutritional supplements, and medicines sold in Europe. Member States of the EU ("Member States") are authorized to develop local legislation governing these products, provided such legislation is not more restrictive than the legislation promulgated by the EU Commission. Member States are responsible for enforcement of the applicable legislation. In 2002, the EU established a process for Member States to bring this regulating legislation in line with a published directive of the EU, which addressed the labeling and marketing of vitamins and minerals, what nutrients are permitted or not permitted and other packaging requirements. In 2004, the EU established standards for the manufacture and marketing of herbal medicines with the Traditional Herbal Medicinal Products Directive. This requires, among other things, manufacturers of herbal medicinal products to comply with Pharmaceutical Group Standards, and only requires proof of safety, not efficacy. Registration of products is subject to a phase-in period which began in October 2005, and which terminated in April 2011, at which point all herbal medicinal products must be registered with Member States.

In 2006, the EU adopted its Commission Directive 2006/37/EC, amending its Directive 2002/46/EC. Under the amended directive, only nutrients listed in Annex II, or approved by subsequent order of the EU, may be lawfully sold in Member States. The EU also regulates labels, labeling, and advertising associated with the promotion and sale of dietary supplements in Europe. These regulations may make it unlawful for us to sell in Europe certain products lawfully labeled and sold in the United States, adversely affecting the finances of the business.

In the United Kingdom, the principal governing legislation is the Food Safety Act of 1990 (governing safety of food products) and the Medicines Act of 1968 (governing licensing and sale of medicine). Further guidance is provided by numerous Statutory Instruments addressing the formulation, purity, packaging, advertising and labeling of such products. Medicinal products are regulated and enforced by the Medicines and Healthcare Products Regulatory Agency (MHRA), an agency of the Department of Health. The MHRA determines if an herbal remedy is medicinal by virtue of its "presentation" or "function." Food products are regulated by the Food Standard Agency (FSA), which reports to the Department of Health and to the

Department of Environment, Food and Rural Affairs. Vitamin and mineral supplements and soup products with herbal ingredients are generally considered food supplements and are subject to the purview of the FSA. Additional legislative standards have been adopted in the other EU countries, typically similar in scope to the UK. The regulatory scheme in Canada is similar but not identical to that of the U.S. concerning medicines and healthcare products or material health products and is regulated by Health Canada.

Employees

As of December 31, 2010, we had 411 full-time and 4 part time employees. We employed 96 full-time employees at our Florida corporate headquarters and 2 part time employees, 232 full-time and 2 part-time employees at our North Carolina facility and 83 full-time employees at our Nevada facility. Additionally, from time to time, we hire temporary contract employees. None of our employees is covered by a collective bargaining agreement and we are unaware of any union organizing efforts. We consider our relationship with our employees to be good.

Geographic Information

During our last three years, substantially all of our revenue was generated within North America, and all of our long-lived assets are located within the United States.

Available Information

Our Web site is *http://www.vitacost.com*. The information posted on our website is not incorporated into this Annual Report on Form 10-K. We have made available through our Web site, free of charge, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports, as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the Securities and Exchange Commission. In addition, they are available directly on the website for the Securities and Exchange Commission.

Item 1A. Risk Factors

We operate in a rapidly changing environment that involves significant risks, a number of which are beyond our control. In addition to the other information contained in this Annual Report on Form 10-K, the following discussion highlights some of these risks and the possible impact of these factors on our business, financial condition and future results of operations. If any of the following risks actually occur, our business, financial condition or results of operations may be adversely impacted. In addition, these risks and uncertainties may impact the "forward-looking" statements described elsewhere in this Form 10-K and in the documents incorporated herein by reference. They could affect our actual results of operations, causing them to differ materially from those expressed in "forward-looking" statements.

Risks Relating to Our Business

We may incur product liability claims, which could increase our costs and/or adversely affect our business, reputation, financial condition or results of operations.

As a retailer, formulator and manufacturer of products designed for human consumption, we are subject to product liability claims if the use of our products, whether manufactured by us or by our third-party manufacturer, is alleged to have resulted in illness or injury or if our products include inadequate instructions or warnings. Our products consist of vitamins, minerals, herbs and other ingredients that are classified as foods or dietary supplements and generally are not subject to pre-market regulatory approval or clearance in the U.S. by the FDA or other governmental authorities. Our products could contain spoiled or contaminated substances, and some of our products contain ingredients that do not have long histories of human consumption. Previously unknown adverse reactions resulting from human consumption of these ingredients could occur. In addition, some of our products are produced by third-party manufacturers. As a distributor of products manufactured by third parties, we may also be liable for various product liability claims for products that we do not manufacture. We could be subject to product liability claims, including among others, that our products include insufficient instructions for use or inadequate warnings concerning possible side effects or interactions with other substances. Any product liability claim against us could result in increased costs and, therefore, adversely affect our reputation with our customers, which in turn could adversely affect our business, financial condition or results of operations.

Unfavorable publicity or consumer acceptance of our products or of nutritional supplements generally could reduce our sales.

We are highly dependent upon consumer acceptance of the safety, efficacy and quality of our products, as well as similar products distributed by other companies. Consumer acceptance of products can be significantly influenced by scientific research or findings, national media attention and other publicity about product use. A product may be received favorably, resulting in high sales associated with that product that may not be sustainable as consumer preferences change. In addition, recent studies have challenged the safety or benefit of certain nutritional supplements and dietary ingredients. Future scientific research or publicity could be unfavorable to our industry or any of our particular products and may not be consistent with earlier favorable research or publicity. A future research report or publicity that is perceived by our consumers as less than favorable or that questions earlier favorable research or publicity could have a material adverse effect on our ability to generate revenue. Adverse publicity in the form of published scientific research, statements by regulatory authorities or otherwise, whether or not accurate, that associates consumption of our products or any other similar products with illness or other adverse effects, or that questions the benefits of our or similar products, or that claims that such products are ineffective could have a material adverse effect on our business, reputation, financial condition or results of operations.

If we lose or are unable to obtain key personnel, our business, financial condition or results of operations could be materially adversely affected.

Our success depends to a significant degree upon the continued contributions of our executive officers and other key personnel. Although we have employment agreements with our executive officers, we cannot guarantee that such persons will remain affiliated with us. If any of our key personnel were to cease their affiliation with us, our operating results could suffer. Further, we do not maintain key person life insurance on any of our executive officers. If we lose or are unable to obtain the services of key personnel, our business, financial condition or results of operations could be materially and adversely affected.

If we are unable to effectively manage our growth plan, we could be unable to implement our business strategy.

Our growth plan requires significant management time and operational and financial resources. There is no assurance that we have the operational and financial resources to manage our growth. In addition, rapid growth in our headcount and operations may place a significant strain on our management and our administrative, operational and financial infrastructure. Failure to adequately manage our growth could have a material adverse effect on our business, financial condition or results of operations.

An unexpected interruption or shortage in the supply or significant increase in the cost of raw materials could limit our ability to manufacture our products, which could reduce our sales and our margins.

An unexpected interruption of supply or a significant increase in the cost of raw materials, whether to us or to our contract manufacturers for any reason, such as regulatory requirements, import restrictions, loss of certifications, disruption of distribution channels as a result of weather, terrorism or acts of war, or other events, could result in significant cost increases and/or shortages of our products. Our inability to obtain a sufficient amount of products or to pass through higher cost of products we offer could have a material adverse effect on our business, financial condition or results of operations.

We rely on third-party carriers as part of our inventory fulfillment and order delivery processing, and these third parties may fail to meet shipping schedules or requirements which could limit our ability to manufacture our products, which could reduce our sales and our margins.

We cannot control all of the factors that might affect our timely and cost-effective procurement of products from our vendors and delivery of our products to our customers. We rely on third-party carriers both for the delivery of raw materials and inventory and for the shipment of our products to our customers. Consequently, we are subject to risks of these carriers, including increased fuel costs, security concerns, labor disputes, union organizing activity and inclement weather. Any disruption in the ability of these carriers to timely deliver raw materials to us and products to our customers could damage our reputation and brand and result in customer dissatisfaction. This could, in turn, materially and adversely affect our business, financial condition or results of operations.

The current global economic climate could adversely affect our industry and, therefore, restrict our future growth.

The current global economic climate could negatively affect our sales because many consumers consider the purchase of our products discretionary. If the markets for our products significantly deteriorate due to the economic climate, our business, financial condition or results of operations could be materially and adversely affected.

Instability in financial markets could adversely affect our ability to access capital markets which could limit our ability to fund our operating costs if we do not generate sufficient cash from operations.

As a result of current economic conditions, the availability of capital has been severely restricted. From time to time, we may access debt or equity capital markets. Any restriction on our ability to access capital markets could limit our ability to pursue our growth strategy and could negatively affect our business, financial condition or results of operations.

We depend upon certain third-party suppliers and manufacturers; if these suppliers or manufacturers do not provide us materials or products when and as needed and we are unable to efficiently obtain alternative supply sources, we could be unable to manufacture our products, and our business, financial condition or results of operations may be materially adversely affected.

We rely upon third-party suppliers for certain ingredients and raw materials. The principal ingredients or raw materials required in our operations are vitamins, minerals, herbs and packaging components. We purchase these materials from third-party suppliers located in the U.S., Japan, China, India, Italy, Spain, France and Germany. Furthermore, although we manufacture many of our proprietary products in-house, we engage third-party manufacturers to produce our proprietary products that are in the form of soft-gels, liquids and powders. Disruption in the operations of any such third-party supplier or manufacturer can occur for a number of reasons, many of which are beyond our control, such as regulatory requirements, import restrictions, loss of certifications, power interruptions, fires, hurricanes, drought or other climate-related events, war or other events. If any of our third-party suppliers or manufacturers become unable or unwilling to continue to provide us supplies or products in the required volumes and quality levels or in a timely manner, we would be required to identify and obtain acceptable replacement supply or product sources. If we are unable to efficiently obtain alternative sources, our business, financial condition or results of operations may be materially adversely affected.

The content of our website and direct mailing pieces could expose us to significant liability which could reduce our profits.

Because we post product information and other content on our website and in our direct mailing pieces, we face potential liability for, among other things, copyright infringement, patent infringement, trademark infringement, defamation, unauthorized practice of medicine, false or misleading advertising and other claims based on the nature and content of the materials we post. Although we maintain general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. Any imposition of liability that is not covered by insurance, or is in excess of insurance coverage, could materially adversely affect our business, financial condition or results of operations.

We depend primarily upon search engines and other online sources to increase traffic to our website, and need to convert this traffic into customers in a cost-effective manner; our failure to do so could reduce our sales.

Our success depends on our ability to attract visitors to our website and convert them into customers in a cost-effective manner. We utilize search engines and other online sources as a means to direct traffic to our website. Our website is included in search results as a result of both paid search listings, where we purchase specific search terms that result in the inclusion of our website in the search result, and algorithmic searches that depend upon the searchable content in our website. Search engines and other online sources revise their algorithms from time to time in an attempt to optimize their search results.

If one or more of the search engines or other online sources which we use to direct traffic to our website were to modify its general methodology for how it displays our website, fewer visitors may visit our website, which could have a material adverse effect on our business and results of operations. Further, if any free search engine which we use to direct traffic to our website begins charging fees for listing or placement, or if one or more of the search engines or other online sources on which we rely for purchased listings, modifies or terminates its relationship with us, the traffic to our website could decrease and our expenses could increase which could have a material adverse effect on our business, financial condition or results of operations.

We may not be able to maintain our domain name, which may result in confusion to existing and new customers and lost sales and, therefore, could have a material adverse effect on our business, financial condition or results of operations.

Maintaining our Internet domain name is critical to our success. Under current domain name registration practices, no other entity may obtain an identical domain name but can obtain a similar or identical name with a different suffix, such as ".net" or ".org," or with a different country designation, such as ".jp" for Japan.

We have not registered our domain name with each of the suffixes or jurisdictions available. As a result, third parties may use domain names that are similar to our domain name, which may result in confusion to existing and new customers and lost sales. Failure to maintain our domain name's uniqueness could have a material adverse effect on our business, financial condition or results of operations.

If we experience product recalls, we may incur significant and unexpected costs and damage to our reputation and, therefore, could have a material adverse effect on our business, financial condition or results of operations.

We may be subject to product recalls, withdrawals or seizures if any of the products we formulate, manufacture or sell are believed to cause injury or illness or if we are alleged to have violated governmental regulations in the manufacture, labeling, promotion, sale or distribution of our products. A recall, withdrawal or seizure of any of our products could materially and adversely affect consumer confidence in our brands and lead to decreased demand for our products. In addition, a recall, withdrawal or seizure of any of our products would require significant management attention, would likely result in substantial and unexpected expenditures and could materially and adversely affect our business, financial condition or results of operations.

Our inability to safely and efficiently conduct manufacturing operations or comply with health and safety regulations could materially and adversely affect our business, financial condition or results of operations.

Manufacturing a significant portion of our products at our manufacturing facility in Lexington, North Carolina concentrates our risk in the event there is any significant disruption in our operations or shutdown of this facility. Further, our operations are subject to environmental and health and safety laws and regulations, and some of our operations require environmental permits and controls to prevent and limit pollution of the environment. Any disruptions in our manufacturing operations would have a material adverse effect on our business, financial condition or results of operations and we could incur significant costs as a result of violations of, or liabilities under, environmental laws and regulations, or to maintain compliance with such environmental laws, regulations, or permit requirements.

Complying with new and existing government regulation, both in the U.S. and abroad, could significantly increase our costs and limit our ability to manufacture our products.

The processing, formulation, manufacturing, packaging, labeling, advertising, distribution and sale of our products are subject to regulation by several U.S. federal agencies, including the FDA, the FTC, the Postal Service, the Consumer Product Safety Commission, the Department of Agriculture and the Environmental Protection Agency, as well as various state, local and international laws and agencies of the localities in which our products are sold. Government regulations may prevent or delay the introduction or require the reformulation of our products.

The FDA regulates, among other things, the manufacture, composition, safety, labeling, marketing and distribution of dietary supplements (including vitamins, minerals, herbs, and other dietary ingredients for human use). The FDA may not accept the evidence of safety we present for new dietary supplements we wish to market, or they may determine that a particular dietary supplement or ingredient that we currently market presents an unacceptable health risk. If that occurs, we could be required to cease distribution of and/or recall supplements or products containing that ingredient.

The FDA may also determine that certain advertising and promotional claims, statements or activities are not in compliance with applicable laws and regulations and may determine that a particular statement is an unacceptable drug claim or an unauthorized version of a food or dietary supplement "health claim." Failure to comply with FDA or other regulatory requirements could prevent us from marketing particular dietary supplement products or subject us to administrative, civil or criminal penalties.

The FTC exercises jurisdiction over the advertising of dietary supplements and has instituted numerous enforcement actions against dietary supplement companies for failing to have adequate substantiation for claims made in advertising or for using false or misleading advertising claims. The FTC routinely polices the market for deceptive dietary supplement advertising and accepts and reviews complaints from the public concerning such advertising.

The FTC also regulates deceptive advertising claims and promotional offers of savings compared to "regular" prices. The National Advertising Division, or NAD, of the Council of Better Business Bureaus oversees an industry-sponsored self-regulatory system that permits competitors to resolve disputes over advertising claims, including promotions for savings off of regular prices. The NAD has no enforcement authority of its own but may refer promotions to the FTC that the NAD views as violating FTC guides or rules. Violations of these orders could result in substantial monetary penalties.

In Europe, non-compliance by us or others of relevant legislation can result in regulators bringing administrative or, in some cases, criminal proceedings. For example, in the U.K., it is common for regulators, including the Medicines and Healthcare Products Regulatory Agency Enforcement & Intelligence Group, to prosecute retailers and manufacturers for non-compliance with legislation governing foodstuffs and medicines. European Union (EU) regulations and directives are implemented and enforced by individual member states and, so, enforcement priorities and applicable law can occur in multiple countries at one time. Failure by us, the manufacturers or suppliers to comply with applicable legislation could result in prosecution and have a material adverse effect on our business, financial condition and results of operations.

In Europe, broad regulations and directives on health and nutrition claims were recently adopted. These regulations cover claims that can be made for foods (including supplements). Certain claims, such as those regarding general well-being, behavioral functions and weight-loss, may be prohibited or require prior approval. Unless subject to derogation, products that include certain claims cannot be lawfully marketed in EU member states absent preapproval. Applicable derogations under EU directives can enlarge the period within which we may seek approval for products containing claims. An approval must proceed through the European Food Safety Authority (EFSA), and the process includes the submission of a detailed dossier in support of the product claims. Lengthy delays within the new EU framework have been reported. This may severely impact our European marketing and expansion efforts. We also anticipate the enactment of legislation that could significantly impact the formulation of our products. The legislation is expected to include dosage restrictions for certain vitamin and mineral supplements. The legislation may lead to some of our products being recalled or discontinued.

In addition, a European Union Directive governing product safety requires manufacturers to notify regulators about unsafe products and gives regulators in each member state the power to order product recalls. As a result, the number of product recalls in Europe has increased substantially. A product recall in Europe could have a material adverse effect on our business, financial condition and results of operations.

The Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 imposes certain obligations on the senders of commercial emails, which could minimize the effectiveness of our email marketing campaign, and establishes financial penalties for non-compliance, which could increase the costs of our business and, could have a material adverse effect on our business, financial condition or results of operations.

In December 2003, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, or the CAN-SPAM Act, was enacted. The CAN-SPAM Act establishes certain requirements for commercial email messages and penalizes commercial email message transmissions that are intended to deceive the recipient as to source or content. The CAN-SPAM Act, among other things, requires that senders of commercial emails allow recipients to opt out of receiving future emails from the sender. The ability of our customers to opt out of receiving commercial emails may minimize the effectiveness of our email marketing campaign. Moreover, non-compliance with the CAN-SPAM Act carries significant financial penalties. If we were found to be in violation of the CAN-SPAM Act, applicable state laws not preempted by the CAN-SPAM Act, or foreign laws regulating the distribution of commercial email, we could be required to pay penalties, which could have a material adverse effect on our business, result of operations, financial condition and cash flows.

Taxation risks could subject us to liability for past sales, increase our costs and cause our future sales to decrease.

We do not collect sales or other taxes on shipments of most of our goods into most states in the U.S. Proposed federal legislation would subject each facility used in the manufacture and distribution of dietary supplements to an annual tax and reporting requirement. The proceeds of the tax would be dedicated to increased inspections of companies that manufacture, distribute and hold dietary supplements. Taxes of this kind could adversely affect our ability to remain in business, could restrict the type or kind of products we sell or could require significant expenditures to ensure compliance. Currently, U.S. Supreme Court decisions restrict the imposition of obligations to collect state and local sales and use taxes with respect to sales made over the Internet. However, a number of states, as well as the U.S. Congress, have been considering initiatives that could limit or supersede the Supreme Court's position regarding sales and use taxes on Internet sales. If any of these initiatives were successful, we could be required to collect sales and use taxes in additional states. The imposition by state and local governments of various taxes upon Internet commerce could create administrative burdens for us, reduce our competitive advantage over traditional retailers and decrease our future sales. Our warehousing and expected manufacturing centers, and any future expansion of them, along with other aspects of our evolving business, may result in additional sales and other tax obligations. One or more states or foreign countries may seek to impose sales or other tax collection obligations on out-of-jurisdiction eCommerce companies. Effective June 2008, New York imposed such a sales tax obligation requirement on online retailers that use New York residents to directly or indirectly refer potential customers, via a link on an Internet website or otherwise, to the online retailer.

A successful assertion by one or more states or foreign countries that we should collect sales or other taxes on the sale of merchandise or services could result in substantial tax liabilities for past sales, decrease our ability to compete with traditional retailers and otherwise harm our business, financial condition or results of operations.

Unfavorable changes to government regulations, service interruptions or adverse consumer attitudes about online commerce could have a material adverse effect on our business, financial condition or results of operation by impeding the growth and use of the Internet and thereby decreasing revenue.

As the role and importance of online commerce has grown in the U.S., there have been continuing efforts to increase the legal and regulatory obligations and restrictions on companies conducting commerce through the Internet, primarily in the areas of taxation, consumer privacy, restrictions on imports and exports, customs, tariffs, user privacy, data protection, pricing, content, copyrights, distribution, electronic contracts and other communications, consumer protection, the provision of online payment services, broadband residential Internet access and the characteristics and quality of products and services, which could increase the cost of conducting business over the Internet. In addition, consumer unwillingness or inability to use the Internet to conduct business, due to adverse regulation, security concerns, service interruptions or otherwise, could materially reduce our growth. Governmental laws and regulations, service interruptions or adverse attitudes about online commerce could increase the costs and liabilities associated with our online commerce activities, increase the price of our product to consumers, or reduce traffic to our website. Unfavorable resolution of these issues could have a material adverse effect on our business, financial condition or results of operations.

Our network and communications systems are vulnerable to system interruption and damage, which could limit our ability to operate our business and could have a material adverse effect on our business, financial condition or results of operations.

Our ability to receive and fulfill orders promptly and accurately is critical to our success and largely depends on the efficient and uninterrupted operation of our computer and communications hardware and software systems. We experience periodic system interruptions that impair the performance of our transaction systems or make our website inaccessible to our customers. These systems interruptions may prevent us from efficiently accepting and fulfilling orders, sending out promotional emails and other customer communications in a timely manner, introducing new products and features on our website, promptly responding to customers, or providing services to third parties. Frequent or persistent interruptions in our services could cause current or potential customers to believe that our systems are unreliable, which could cause them to avoid our website, drive them to our competitors, and harm our reputation. To minimize future system interruptions, we must continue to add software and hardware and to improve our systems and network infrastructure to accommodate increases in website traffic and sales volume and to replace aging hardware and software. We may be unable to promptly and effectively upgrade and expand our systems and integrate additional functionality into our existing systems. In addition, upgrades to our system may cause existing systems to fail or operate incorrectly. Any unscheduled interruption in our services could result in fewer orders, additional operating expenses, or reduced customer satisfaction, any of which would harm our business, financial condition and operating results. In addition, the timing and cost of upgrades to our systems and infrastructure may substantially affect our ability to maintain profitability.

Our systems and operations and those of our suppliers and Internet service providers, are vulnerable to damage or interruption from fire, flood, earthquakes, power loss, server failure, telecommunications and Internet service failure, acts of war or terrorism, computer viruses and denial-of-service attacks, physical or electronic break-ins, sabotage, human error and similar events. Any of these events could lead to system interruptions, order fulfillment delays, and loss of critical data for us, our suppliers, or our Internet service providers, and could prevent us from accepting and fulfilling customer orders. Any significant interruption in the availability or functionality of our website or our customer processing, distribution, or communications systems, for any reason, could seriously harm our business, financial condition, and operating results. The occurrence of any of these factors could have a material adverse effect on our business, financial condition or results of operations.

We are subject to a number of risks related to credit card payments we accept which, if we fail to be in compliance with applicable credit card rules and regulations, will result in additional fees, fines and ultimately the revocation of the right to use the credit card company, which could have a material adverse effect on our business, financial condition or results of operations.

For credit and debit card payments, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profit margins. We are also subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our customers. In addition, we have and may continue to suffer losses as a result of orders placed with fraudulent credit and debit card data. We do not carry insurance against the risk of credit card fraud, so the failure to adequately control fraudulent credit card transactions could reduce our net revenue and our gross profit percentage. We have implemented technology to help us detect the fraudulent use of credit card information. Under current practices, a merchant is liable for fraudulent credit card transactions when the merchant does not obtain a cardholder's signature. A failure to adequately control fraudulent credit card transactions would result in significantly higher credit card-related costs and could have a material adverse effect on our business, financial condition or results of operations.

We may incur significant costs to protect our customers' personal information, and may incur liability if such personal information is misappropriated, which could increase our costs, harm our reputation and reduce our sales.

If our customers' personal or credit card information is misappropriated by us or third parties that breach our network security, we could be subject to liability. This liability could include claims for unauthorized purchases with credit card information, impersonation or other similar fraud claims or damages for alleged violations of state or federal laws governing security protocols for the safekeeping of customers' personal or credit card information. This liability could also include claims for other misuses of personal information, including unauthorized marketing purposes. These claims could result in litigation against us. Liability for misappropriation of this information could adversely affect our business, financial condition or operating results. In addition, the FTC and state agencies have been investigating various Internet companies regarding their use of customers' personal information. We could incur additional expenses if new regulations regarding the use of personal information are introduced or if government agencies investigate our privacy practices.

We rely on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to effect secure transmission of confidential information such as customer credit card numbers. We cannot provide assurance that advances in computer capabilities, new discoveries in the field of cryptography or other events or developments will not result in a compromise or breach of the algorithms that we use to protect our customers' transaction data. If any such compromise of our security were to occur, it could harm our reputation, business, prospects, financial condition and results of operations. A party who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. We may be required to expend significant capital and other resources to protect against such security breaches or to resolve problems caused by such breaches. We cannot assure you that our security measures will prevent security breaches or that failure to prevent such security breaches will not harm our business, financial condition or results of operations.

Laws or regulations relating to privacy and data protection may adversely affect the growth of our Internet business or our marketing efforts, which could reduce our sales and cause us to incur significant costs.

We are subject to increasing regulation at the federal, state and international levels relating to privacy and the use of personal user information. For example, we are subject to various telemarketing laws that regulate the manner in which we may solicit future suppliers and customers. Such regulations, along with increased governmental or private enforcement, may increase the cost of growing our business. In addition, many jurisdictions have laws that limit the use of personal information gathered online or offline or require companies to establish privacy policies. The FTC has adopted regulations regarding the collection and use of personal identifying information obtained from children under thirteen years of age. Proposed legislation in this country and existing laws in foreign countries require companies to establish procedures to notify users of privacy and security policies, obtain consent from users for the collection and use of personal information, and/or provide users with the ability to access, correct and delete personal information stored by us. From time to time, Congress has proposed legislation regarding data security and privacy protection. Any enacted data protection regulations may restrict our ability to collect demographic and personal information, which could be costly or harm our marketing efforts, and could require us to implement new and potentially costly processes, procedures and/or protective measures.

Our failure to protect our intellectual property rights could reduce our sales and increase our costs.

We have applied for or registered all relevant trademarks with the U.S. Patent and Trademark Office (USPTO), including our Vitacost, Nutraceutical Sciences Institute, Cosmeceutical Sciences Institute, Best of All, Walker Diet, Smart Basics, OcuPower, CardioLift, NeuroPower, ArthriPower and Mega EFA trademarks, among others. We believe our trademarks to be valuable and are identified strongly with our brands. Issuance of a federally registered trademark creates a rebuttable presumption of ownership of the mark; however, it is subject to challenge by others claiming first use in the mark in some or all of the areas in which it is used. We have also applied for foreign protection of certain of our trademarks in the European market and Asian market in which we operate and have registered Vitacost, NSI and Nutraceutical Sciences Institute in certain countries in these regions.

Federally registered trademarks have a perpetual life, as long as they are maintained and renewed on a timely basis and used properly as trademarks, subject to the rights of third parties to seek cancellation of the trademarks if they claim priority or confusion of usage. We believe our patents and trademarks are valuable and provide us certain benefits in marketing our products. We intend to actively protect our patents, trademarks, trade secrets and other intellectual property.

We may in the future be subject to intellectual property litigation and infringement claims, which could cause us to incur significant expenses, be involved in protracted litigation or prevent us from manufacturing, selling or using some aspect of our products. Claims of intellectual property infringement may also require us to enter into costly royalty or license agreements. Alternatively, we may be unable to obtain necessary royalty or license agreements on terms acceptable to us, if at all. Claims that our technology or products infringe on intellectual property rights of others could be costly and would divert the attention of our management and key personnel, which in turn could adversely affect our business, financial condition or results of operations.

Third parties could use our trademarks as keywords in Internet search engine advertising programs, which may direct potential customers to competitors' websites, which, in turn, could result in decreased sales and could harm our reputation.

Competitors and other third parties could purchase our trademarks and confusingly similar terms as keywords in Internet search engine advertising programs and in the resulting sponsored link advertisements which may divert potential customers to their websites. Preventing such unauthorized use is difficult. Further, the legal precedent on whether such activity infringes on our intellectual property varies significantly within the United States and in other countries. If we are unable to protect our trademarks or confusingly similar terms from such unauthorized use, competitors and other third parties could drive potential online customers away from our website, which could result in a loss of sales and have a material adverse effect on our business, financial condition or results of operations.

We operate in a highly competitive industry, and our failure to compete effectively could adversely affect our market share, financial condition and growth prospects.

The U.S. vitamins and dietary supplements industry is a large and highly fragmented industry. Our competitors include specialty retailers, supermarkets, drugstores, mass merchants, multi-level marketing organizations, online merchants, mail-order companies and a variety of other participants in the industry. The principal elements of competition in the industry are price, selection and distribution channel offerings. We believe that the market is also highly sensitive to the introduction of new products, including various prescription drugs, which may rapidly capture a significant share of the market. In the U.S., we also compete for sales with heavily advertised national brands manufactured by large pharmaceutical and food companies, as well as other retailers. In addition, as some products gain market acceptance, we experience increased competition for those products as more participants enter the market. Our manufacturing operations compete with manufacturers of third-party nutritional supplements. Certain of our competitors are larger than us and have longer operating histories, larger customer bases, greater brand recognition and greater resources for marketing, advertising and product promotion. They may be able to secure inventory from vendors on more favorable terms, operate with a lower cost structure or adopt more aggressive pricing policies. In addition, our competitors may be more effective and efficient in introducing new products. We may not be able to compete effectively, and our attempt to do so may require us to increase marketing and/or reduce our prices, which may result in lower margins. Failure to effectively compete could adversely affect our market share, financial condition and growth prospects.

Our failure to efficiently respond to changing consumer preferences and demand for new products and services could significantly harm our product sales, inventory management and customer relationships and our business, results of operations and financial condition could be materially and adversely affected.

Our continued success depends, in part, on our ability to anticipate and respond to changing consumer trends and preferences. We may not be able to respond in a timely or commercially appropriate manner to these changes. Our failure to accurately predict these trends could negatively impact our inventory levels, sales and consumer opinion of us as a source for the latest products. The success of our new product offerings depends upon a number of factors, including our ability to:

- accurately anticipate customer needs;
- innovate and develop new products;
- successfully commercialize new products in a timely manner;
- competitively price our products;
- procure and maintain products in sufficient volumes and in a timely manner; and
- differentiate our product offerings from those of our competitors.

If we do not introduce new products, make enhancements to existing products or maintain the appropriate inventory levels to meet customers' demand in a timely manner, our business, results of operations and financial condition could be materially and adversely affected.

Insurance coverage, even where available, may not be sufficient to cover losses we may incur, which could increase our costs and lower our profits.

Our business exposes us to the risk of liabilities arising out of our products and operations. For example, we may be liable for claims brought by users of our products or by employees, customers or other third parties for personal injury or property damage occurring in the course of our operations. Our operations are subject to closure and loss due to power outages, Internet and telephone line failures, work stoppages and acts of nature. We seek to minimize these risks through various insurance policies from third-party insurance carriers. However, our insurance coverage is subject to large individual claim deductibles, individual claim and aggregate policy limits and other terms and conditions. Our estimate of retained-insurance liabilities is subject to change as new events or circumstances develop that might materially impact the ultimate cost to settle these losses. We cannot assure you that our insurance will be sufficient to cover our losses. We do not view insurance, by itself, as a material mitigant to these business risks. Any losses that are not completely covered by our insurance could have a material adverse effect on our business, financial condition or results of operations.

The insurance industry has become more selective in offering certain types of liability insurance coverage, and we may not be able to maintain our existing coverage or obtain increased coverage in the future, which could increase our costs and reduce our profits.

The insurance industry has become more selective in offering certain types of insurance, including product liability, product recall and property casualty insurance. While we believe our current insurance policies provide us adequate coverage for our current business operations, there can be no assurance that we will be able to maintain such coverage or obtain comparable coverage on terms and conditions favorable to us, if at all. Further, as we expand our business, we expect to correspondingly increase our insurance coverage, and there can be no assurance that we will be able to obtain such increased coverage if and when needed.

Our manufacturing operations are located in a single location and our inventory is concentrated in two warehouse locations, which exposes us to the risk of natural disasters or other force majeure events. Losses at either location could adversely affect our manufacturing operations, product distributions, sales and consumer satisfaction.

We house our manufacturing operations and one of our two distribution warehouses at a facility located in Lexington, North Carolina. We also operate a distribution and warehouse facility located in Las Vegas, Nevada. Any significant disruption in either of these locations for any reason, such as a fire, flood, hurricanes, earthquakes or similar events, could adversely affect our manufacturing operations, product distributions, sales and consumer satisfaction.

Our quarterly results of operations may fluctuate in the future. As a result, we may fail to meet or exceed the expectations of investors or securities analysts, which could cause our stock price to decline.

Our quarterly revenue and results of operations may fluctuate as a result of a variety of factors, many of which are outside of our control. If our quarterly revenue or results of operations fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Fluctuations in our results of operations may be due to a number of factors, including, but not limited to, those listed below and identified throughout this "Risk Factors" section in this Annual Report:

- our ability to retain and increase sales to existing customers and attract new customers;
- changes in the volume and mix of dietary supplements and health and wellness products sold in a particular quarter;
- the timing and success of new dietary supplement introductions or reformulations by us or our competitors;
- changes in our pricing policies or those of our competitors;
- competition, including entry into the market by new competitors including traditional brick and mortar retailers and new product offerings by existing competitors;
- the amount and timing of expenditures related to expanding our operations, research and development or introducing new products;
- changes in the payment terms for our products and services; and
- the purchasing cycles of our customers.

Most of our expenses are relatively fixed in the short-term, and our expense levels are based in part on our expectations regarding future revenue levels. As a result, if revenue for a particular quarter is below our expectations, we may not be able to proportionally reduce operating expenses for that quarter, causing a disproportionate effect on our expected results of operations for that quarter.

If we are unable to sufficiently increase our revenue to offset increased costs as we expand our business, we may experience operating losses, net losses or negative cash flows.

We expect operating expenses and working capital requirements to increase substantially as we expand our business. We expect our costs of product development, sales and marketing, research and development, manufacturing and general and administrative expenses to increase substantially as a result of our growth. If we are unable to continue to sufficiently increase our revenue to offset these increased costs, we will not maintain profitability and may experience operating losses, net losses or negative cash flows.

Healthcare reform measures and related changes in applicable federal and state laws could adversely affect our business.

The efforts of governmental and third-party payers to contain or reduce the costs of healthcare may adversely affect our business, operating results, and financial condition. Recently, there have been, and we expect that there will continue to be, a number of legislative and regulatory proposals aimed at changing the healthcare system, including for example, restructuring the tax benefits available through flexible spending accounts and/or health savings accounts by limiting the eligibility of non-prescription products. If the laws or regulations are changed to limit further the tax benefits through these accounts, such a change could have an adverse effect on our business by reducing revenues and eroding our margins.

Certain stockholders own a significant amount of our common stock, which could discourage an acquisition of Vitacost.com or make removal of incumbent management more difficult.

Great Hill Investors, LLC, Great Hill Equity Partners III, L.P. and Great Hill Equity Partners IV, L.P. (collectively, "GHP") beneficially own approximately 19.5% of our outstanding stock. Because this entity owns a significant percentage of our capital stock, it could significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. Furthermore, because of the substantial equity stake in Vitacost.com, potential acquirers could decide not to merge with, or acquire us.

Risks Related to Our Common Stock

Prior to September 24, 2009, there was no public market for our common stock, and it is possible that no trading market will be maintained. On December 7th, 2010, trading in our stock was halted.

Prior to our initial public offering and listing on The NASDAQ Global Market on September 24, 2009, there had not been a public market for our common stock. Therefore, stockholders should be aware that they cannot benefit from information about prior market history as to their decision to invest. There can be no assurance that a trading market will develop for our common stock or, if such a market does develop, how liquid that market might become or whether it will be maintained. In addition, the recent suspension of trading in our securities on NASDAQ may have an adverse effect on our stock price and reduce the liquidity of our common stock.

The trading of our common stock has been suspended for failure to comply with rules and regulations of the NASDAQ Stock Market relating to timely SEC filings and our common stock could be delisted from NASDAQ.

On December 21, 2010, we received a letter from The NASDAQ Stock Market indicating that based on its review of the Company and pursuant to NASDAQ Listing Rule 5101, the NASDAQ staff had determined that continued listing of our securities on NASDAQ was no longer warranted. In accordance with the procedures set forth in the NASDAQ Listing Rules, we timely appealed the staff determination, and requested a hearing before a NASDAQ Hearings Panel (the "Panel"). The hearing was held on February 3, 2011. On February 28, 2011, we received a written notice from NASDAQ indicating that the Panel had determined to grant our request to remain listed on NASDAQ, subject to certain conditions, including (1) on or before June 20, 2011, we shall have become current in our filing obligations, and demonstrated compliance with all quantitative requirements for continued listing, and (2) on or before July 5, 2011, we shall have solicited proxies and held our annual meeting. While we believe we will be able to comply with the NASDAQ requirements in the applicable time periods, no assurances can be made that we will in fact be able to comply and that our common stock will remain listed on NASDAQ. If we are not able to comply with the NASDAQ requirements in the applicable time periods, our common stock will be delisted from NASDAQ. A delisting of our common stock could negatively impact us by reducing the liquidity and market price of our common stock and the number of investors willing to hold or acquire our common stock, which could negatively impact our stock price and ability to raise equity financing.

Volatility of our stock price could adversely affect an investment in our common stock.

The market price of our common stock could fluctuate significantly as a result of, among other things:

- quarterly and annual variations in our operating results;
- the level and quality of research analyst coverage for our common stock, changes in financial estimates or investment recommendations by securities analysts following our business or failure to meet such estimates;
- the financial disclosure we may provide to the public, any changes in such disclosure or our failure to meet such disclosure;
- the public's response to our press releases, our other public announcements and our filings with the Securities and Exchange Commission;
- various market factors or perceived market factors, including rumors, whether or not correct, involving us, our customers, our suppliers or our competitors;
- changes in accounting standards, policies, guidance, interpretations or principles;
- sales of common stock by our directors, officers or significant stockholders;
- introductions of new products or new pricing policies by us or by our competitors;
- recruitment or departure of key personnel;
- developments with respect to intellectual property rights;
- acquisitions or strategic alliances by us or our competitors;
- changes in shipping costs;
- short sales, hedging and other derivative transactions in shares of our common stock;
- the operating and stock price performance of other companies that investors may deem comparable to us;
- broad market conditions and trends in the eCommerce industry and the economy as a whole; and
- other events or factors, including those resulting from war, incidents of terrorism or responses to such events.

Fluctuations in the price of our common stock could contribute to the loss of all or part of a stockholder's investment. Any of the factors listed above could have a material adverse effect on an investment in our common stock. In addition, stocks of Internet-related and eCommerce companies have historically experienced significant price and volume fluctuations that may have been unrelated or disproportionate to these companies' operating performance. Public announcements by us or other such companies concerning, among other things, performance, accounting practices or legal problems could cause the market price of our common stock to decline regardless of our actual operating performance. We could be the subject of securities class action litigation due to future stock price volatility, which could divert management's attention and adversely affect our results of operations.

We have not declared or paid any cash dividends on our common stock, nor do we intend to do so, which could depress the trading price of our common stock.

We have not declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings and do not expect to pay any dividend in the foreseeable future. As a result, investors may only receive a return on investment in our common stock if the market price of our common stock increases.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties.

We conduct our operations through three facilities:

- We lease 35,600 square feet of office space in Boca Raton, Florida which we use as our corporate headquarters.
- We own a 112,000 square foot manufacturing and distribution facility located on 27 acres in Lexington, North Carolina. Our call center, east coast distribution center and manufacturing functions are conducted at this location. This facility includes approximately 12,000 square feet of office space and 15,000 square feet of manufacturing space.
- We lease approximately 155,000 square feet in Las Vegas, Nevada that serves as our west coast distribution facility.

We believe that our existing facilities and offices are adequate to meet our current requirements. See Note 9, Leases, of our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for more information about our lease commitments.

Item 3. Legal Proceedings.

Refer to Note 13, Contingencies, of our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for a discussion on the nature of the legal proceedings against us, which is incorporated herein by reference.

Item 4. Removed and Reserved

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities.

Our common stock, par value $0.00001 per share, is listed on The NASDAQ Global Market under the symbol VITC and has been included for listing thereon since September 24, 2009. As previously reported, NASDAQ halted trading of our stock on December 7, 2010.

The following table sets forth for the indicated periods the high and low sales prices per share for our common stock on the NASDAQ Global Market:

	High	Low
Year Ended December 31, 2010:		
Fourth quarter	$ 6.94	$5.70
Third quarter	$10.23	$5.60
Second quarter	$13.19	$8.34
First quarter	$13.02	$8.76
Year Ended December 31, 2009:		
Fourth quarter	$10.99	$6.95

Holders of Record

At June 16, 2011, our common stock was held by approximately 61 holders of record.

Dividends

We have never declared or paid any dividends on our common stock, and our Board of Directors does not contemplate doing so in the near future. Any decisions as to future payment of dividends will depend on our earnings and financial position and such other factors, as our Board of Directors deems relevant.

Equity Compensation Plan Information

The following is a summary of our equity compensation plans as of December 31, 2010:

	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants, and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity Compensation Plans Approved by Security Holders	2,717,530	$6.42	722,750

Additional information about compensation plans is incorporated by reference from the Notes to our Consolidated Financial Statements included elsewhere in this Form 10-K.

Performance Graph

The graph set forth below compares the cumulative total stockholder return on our common stock between September 24, 2009 and December 7, 2010, the day NASDAQ halted trading of our common stock, with the cumulative total return of the (i) Russell 2000 Index, (ii) the NASDAQ Composite Index, and (iii) the NASDAQ Internet Index, and, (iv) a custom selected Peer Group Index. This graph assumes the investment of $100 on September 24, 2009 in our common stock, the Russell 2000 Index, the NASDAQ Composite Index, the NASDAQ Internet Index, and a custom selected Peer Group Index. We have added the NASDAQ Internet Index and a custom Peer Group Index consisting of the following companies: Blue Nile, Shutterfly, Vitamin Shoppe, Overstock.com, Herbalife Ltd., 1-800-FLOWERS.COM, Nu Skin Enterprises, Whole Foods Market, US Auto Parts, GNC Holdings, Stamps.com, USANA, Pet Meds and NutriSystem. Beginning next year we will not include the NASDAQ Composite as a broad-based index as the Russell 2000 is the most appropriate broad-based index for our company. Note that historic stock price performance is not necessarily indicative of future stock price performance.



Comparison of 16 Month Cumulative Total Return
Assumes Initial Investment of $100
December 2010
180.00
160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
9/24 9/30 10/31 11/30 12/31 1/31 2/28 3/31 4/30 5/31 6/30 7/31 8/31 9/30 10/31 11/30 12/7
Vitacost.com, Inc.
NASDAQ Composite
NASDAQ Internet
Russell 2000 Index
Peer Group

Item 6. Selected Financial Data

The selected consolidated financial data presented below has been derived from our consolidated financial statements. The statement of operations data for each of the fiscal years ended December 31, 2010, 2009, and 2008 and the balance sheet data at December 31, 2010 and 2009 are derived from our audited financial statements that are included in this annual report. The statement of operations data for the years ended December 31, 2007 and 2006 and the balance sheet data at December 31, 2008, 2007 and 2006 are derived from audited 2008, 2007, and 2006 financial statements that are not included in this annual report. The historical results presented below, which give effect to a four-for-five reverse stock split of our common stock effected on September 17, 2009, are not necessarily indicative of the results to be expected in any future period.

This information should be read in connection with Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations and our financial statements and the related notes included elsewhere in this annual report.

	Year Ended December 31,				
	2010	2009	2008	2007	2006
	(in thousands, except shares and per share data)				
Consolidated Statement of Operations Data:					
Net sales	$ 220,680	$ 191,807	$ 143,602	$ 99,290	$ 66,356
Cost of goods sold	164,206	130,605	105,529	70,381	47,067
Gross profit	56,475	61,202	38,073	28,909	19,289
Operating expenses:					
Fulfillment	17,354	8,954	8,393	6,629	4,140
Sales and marketing	18,728	14,284	13,147	10,845	6,991
General and administrative	33,919	29,083	14,871	11,116	8,004
Total operating expenses	70,000	52,321	36,411	28,590	19,134
Operating income (loss)	(13,525)	8,881	1,662	319	155
Interest expense, net	(213)	(401)	(1,150)	(515)	(17)
Other income (expense), net	38	250	(13)	743	24
Income tax benefit (expense)	(1,491)	(2,836)	(482)	1,279	11
Net income (loss)	$ (15,191)	$ 5,894	$ 17	$ 1,826	$ 173
Net income (loss) per share:					
Basic	$ (0.55)	$ 0.24	$ —	$ 0.08	$ 0.01
Diluted	$ (0.55)	$ 0.24	$ —	$ 0.08	$ 0.01
Weighted average number of shares outstanding					
Basic	27,703,710	24,216,942	23,188,380	23,188,380	22,086,780
Diluted	27,703,710	24,674,248	23,975,068	24,087,978	22,900,322
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 14,593	$ 8,658	$ 61	$ 1	$ 101
Inventory	29,828	28,097	21,663	14,710	8,864
Working capital (deficit)	22,377	49,599	(5,990)	(6,535)	(1,895)
Total assets	102,105	107,679	46,869	36,662	15,527
Deferred revenue	2,134	1,919	2,379	1,213	901
Total debt	59	9,405	18,232	12,340	700
Stockholders' equity	62,186	74,500	6,965	6,153	3,458

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the Company's financial condition and results of operations should be read in connection together with Item 6, *Selected Financial Data* and Item 8, *Financial Statements and Supplementary Data* of this Annual Report on Form 10-K. The Company does not believe that its historical operating results will be indicative of future operating results. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The Company's actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those under the headings "Risk Factors" and "Forward-Looking Information" of the Annual Report. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

We are a leading internet-based retailer, based on annual sales volume, of health and wellness products, including dietary supplements such as vitamins, minerals, herbs or other botanicals, amino acids and metabolites (which we refer to as "vitamins and dietary supplements"), as well as cosmetics, organic body and personal care products, sports nutrition and health foods. We sell these products directly to consumers through our website, *www.vitacost.com.* We strive to offer our customers the broadest product selection supported by current scientific and medical research at the best value, while providing superior customer service and timely and accurate delivery.

We offer our customers a selection of approximately 32,000 SKUs from over 1,600 third-party brands, such as New Chapter, Atkins, Nature's Way, Twinlab, Burt's Bees, Kashi, BSN, Cytosport and MuscleTech in addition to our own proprietary brands, Nutraceutical Sciences Institute (NSI), Cosmeceutical Sciences Institute (CSI), Best of All, and Smart Basics. Beginning in March 2011 we began transitioning our (NSI) brand to a new Vitacost label. We support our operations through our call center, our manufacturing and testing facility and our two distribution centers, delivering what we believe are industry-leading order fulfillment and customer satisfaction results. Our website allows customers to easily browse and typically purchase products at prices from 30% to 60% lower than manufacturers' suggested retail prices. Our website also serves as an educational resource for consumers seeking information on healthy living, including medical developments and practices, health issues and the attributes of health and wellness supplements.

Our success is driven primarily by our ability to attract new customers and grow our product offerings. Our customers are typically individuals seeking value in their purchases of health and wellness products. Our active customer base, which we define as customers who have purchased from us within the last 12 months, has steadily increased from approximately 270,000 at the end of 2005 to approximately 1.1 million as of December 31, 2010. On average, our customers make purchases from us two to three times a year and during 2010, approximately 79% of our orders were placed by repeat customers.

We began operations in 1994 as a catalog retailer of third-party vitamins and supplements under the name Nature's Wealth Company. In 1999, we launched Vitacost.com and introduced our proprietary vitamins and supplements under our NSI brand. In 2000, we began operations under the name Vitacost.com, Inc. During 2008, we began manufacturing certain proprietary products in-house and currently have the capacity to produce in excess of one billion tablets and capsules annually.

Trends and Other Factors Affecting Our Business

The Company's litigation climate, in connection with our equity capitalization issue, and the potential de-listing of our common stock from the NASDAQ exchange, has resulted in our vendors accelerating payment terms. This has had a negative impact on our liquidity and cash flow.

Competition has increased as the vitamin and supplements industry shifts towards a greater internet presence. This competitive environment continues to drive margin pressure as deep discounting results from aggressive customer acquisition and retention actions.

The dietary supplement industry and our performance are affected by demographic trends as well as trends affecting health and lifestyle preferences and consumer spending. Changes in these trends and other factors that we may not foresee may also impact our business, including potential regulatory actions by the FDA and the FTC that may affect the viability of a given product that we offer. Our business allows us to respond to changing trends by introducing new products and adjusting our product mix and pricing. We will continue to expand our product offering and diversify our product lines.

We intend to continue our focus on meeting the demands of an increasingly aging population, as well as a rapidly growing fitness conscious public, and the effects of increasing costs of traditional healthcare.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles of the U.S. (GAAP).

The preparation of these financial statements requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expenses and related disclosures of contingent assets and liabilities in the consolidated financial statements and accompanying notes. Critical accounting policies are those that are the most important portrayal of our financial condition and results of operations and require our most difficult, subjective and complex judgments as a result of the need to make estimates about the effect of matters that are inherently uncertain. While our significant accounting policies are described in more detail in the notes to our consolidated financial statements, our most critical accounting policies, discussed below, pertain to revenue recognition, income taxes, stock-based compensation, contingencies, inventories, and goodwill. In applying such policies, we exercise our best judgment and best estimates. Actual results may differ from these estimates under different assumptions or conditions. For a further discussion of these Critical Accounting Policies and Estimates, as well as a description of our other significant accounting policies, see Note 1, *Nature of Business and Significant Accounting Policies*, of our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Revenue Recognition. Revenue from the sale of vitamins, nutritional supplements and other related products is recognized when all the following criteria are met: a customer executes an order, the sales price and the shipping and handling fee have been determined, credit card authorization has occurred and collection is reasonably assured and the product has been received by the customer. Our internet sales are made to customers permitting certain limited rights of return for a 30-day period. It has been our experience that such returns have been insignificant.

Income Taxes. Income taxes are computed under an asset and liability approach whereby deferred tax assets and liabilities are recognized based on the difference between the financial statement amounts and the tax basis of assets and liabilities using tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that includes the enactment date. The Company evaluates its deferred tax assets on a regular basis to determine if valuation allowances are required. In its evaluation, the Company considers taxable loss carryback availability, expectations of sufficient future taxable income, trends in earnings, existence of taxable income in recent years, the future reversal of temporary differences and the available tax planning strategies that could be implemented, if required. Valuation allowances are established based on the consideration of all available evidence using a more likely than not standard. The Company's deferred tax assets for which it has not established a valuation allowance relate to amounts than can be realized through future reversals of existing taxable temporary differences. The Company's deferred tax asset valuation allowance will be reversed if and when it becomes more likely than not that the Company can generate sufficient taxable income in the future to utilize the tax benefits of the related deferred tax assets.

Stock-based Compensation. Our stock-based compensation uses a fair value-based method to recognize non-cash compensation expense for share-based transactions. Under the fair value recognition provisions, we recognize stock-based compensation net of an estimated forfeiture rate and only recognize compensation cost for those shares expected to vest on a straight line basis over the requisite service period of the award.

Contingencies. On an ongoing basis, we assess potential liabilities related to lawsuits or claims brought against us. While it is typically very difficult to determine the timing and ultimate outcome of such actions, we use our best judgment to determine if it is probable that we will incur an expense related to the settlement or final adjudication of such matters and whether a reasonable estimation of such probable loss, if any, can be made. In assessing probable losses, we take into consideration estimates of the amount of insurance recoveries, if any. We accrue a liability when we believe a loss is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertainties related to the eventual outcome of litigation and potential insurance recoveries, it is possible that certain matters may be resolved for amounts materially different from any provisions or disclosures that we have previously made. For a further discussion of contingencies, see Note 13, *Contingencies*, of our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Inventory. Inventory, consisting primarily of nutritional supplements, is primarily stated at the lower of cost or market on a first in, first out (FIFO) method. Management determines the inventory reserve by regularly reviewing and evaluating individual inventory items and movement history. Inventory is written off when deemed obsolete or unsellable. Future factors, such as changes in consumer demand and reports in the media deemed negative to certain products we market and sell, could impact management's inventory reserve estimates.

Goodwill. We review goodwill for impairment annually or, when events or circumstances dictate, more frequently.

Sources of Revenue

We derive our revenue principally through the sale of product and freight billed to customers associated with the shipment of product. Our primary source of revenue is the sale of products. For 2010, product net sales accounted for approximately 93% of our total net sales, with freight and advertising comprising the remainder.

Cost of Goods Sold and Operating Expenses

Cost of Goods Sold. Cost of goods sold consists primarily of the cost of the product and the cost of shipping the product to the customer.

Fulfillment. Fulfillment expenses include the costs of warehousing supplies, equipment, maintenance, employees and rent.

Sales and Marketing. Sales and marketing expenses include advertising and promotional expenditures, website referral expenditures, including third-party content license fees, traditional media advertising, print expenses and payroll related expenses for personnel engaged in marketing, sales, customer service, website development and maintenance. We expense advertising costs as incurred.

General and Administrative. General and administrative expenses consist of management and executive compensation, information technology expenses, credit card fees, professional services and general corporate expenses.

Results of Operations

The following table sets forth certain consolidated statement of operations data as a percentage of net sales for the periods indicated:

	Year Ended December 31,		
	2010	2009	2008
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	74.4	68.1	73.5
Gross profit	25.6	31.9	26.5
Operating expenses:			
Fulfillment	7.9	4.7	5.8
Sales and marketing	8.5	7.4	9.2
General and administrative	15.4	15.2	10.4
Total operating expense	31.7	27.3	25.4
Operating (loss) income	(6.1)	4.6	1.2
Net (loss) income	(6.9)%	3.1%	0.0%

Comparison of Year Ended December 31, 2010 to Year Ended December 31, 2009

	Year Ended December 31,		$ Increase (Decrease)	% Increase
	2010	2009		
Third-party products(1)	$147,064,772	$119,750,019	$27,314,753	22.8%
Proprietary products	59,159,197	58,480,009	679,188	1.2%
Freight	14,456,528	13,577,001	879,528	6.5%
Net sales	220,680,497	191,807,029	28,873,468	15.1%
Cost of goods sold	164,205,657	130,605,493	33,600,164	25.7%
Gross profit	$ 56,474,840	$ 61,201,536	$ (4,726,696)	-7.7%

(1) Third-party products include advertising and fees earned from affiliate programs of approximately $0.8 million and $1.9 million for the years ended December 31, 2010 and 2009, respectively.

Net Sales. Net sales increased by $28.9 million, or 15.1%, to $220.7 million for fiscal year ended 2010. Sales of third-party products increased $27.3 million or 22.8%, sales of our proprietary products increased $0.7 million or 1.2%, and freight sales increased $0.9 million or 6.5% in 2010. The increase in net sales was primarily the result of an increase in our customer base, number of shipped orders and our average order value compared to the twelve months ended December 31, 2009. Sales growth was negatively impacted during the year by a shortage of our proprietary products that occurred during the first quarter 2010, and an increasingly competitive environment, which began in the latter part of the second quarter, as many of our competitors offered deep discounts. We responded with increased promotional activities, including "free shipping" and other discounts on both proprietary and third party products.

Cost of Goods Sold. Cost of goods sold increased $33.6 million, or 25.7%, to $164.2 million for 2010. As a percentage of net sales, cost of goods sold increased to 74.4% for 2010 from 68.1% for 2009. The increase is primarily due to a shift in product mix to higher cost third-party products and the use of various shipping discounts including "free shipping" as a promotional activity in response to the augmented competitive environment.

Gross Profit. As a result of the changes discussed in net sales and cost of goods sold, gross profit decreased $4.7 million, or 7.7%, to $56.5 million in 2010 and gross profit as a percentage of net sales decreased to 25.6% in 2010 from 31.9% in 2009.

Fulfillment. Fulfillment expense increased $8.4 million or 93.8%, to $17.4 million for 2010. As a percentage of net sales, fulfillment expense increased to 7.9% for 2010 from 4.7% for 2009. The increase in fulfillment expense as a percentage of net sales was primarily attributable to operating our expanded distribution center in Las Vegas, Nevada and higher labor costs at both our Las Vegas, Nevada and Lexington, North Carolina distribution centers as a result of operating inefficiencies. The operating inefficiencies were primarily attributable to temporary warehouse systems optimization problems and a significant unanticipated shift to products requiring special handling (e.g. liquids and glass packaging) resulting in higher labor costs. Additionally, these inefficiencies were exacerbated in the fourth quarter due to increased order volume. We understand the requirements to reduce these inefficiencies and have been making the appropriate modifications to address them.

Sales and Marketing. Sales and marketing expense increased $4.4 million, or 31.1%, to $18.7 million in 2010. As a percentage of net sales, sales and marketing expense increased to 8.5% for 2010 from 7.4% for 2009. Sales and marketing expenses increased due to a $2.5 million dollar increase in total internet advertising spending, a $1.3 million increase in total labor costs and a $0.9 million increase in total print spending, partially offset by $0.3 million in increased co-op advertising revenue.

General and Administrative. General and administrative expenses increased $4.8 million, or 16.6%, to $33.9 million in 2010. As a percentage of net sales, general and administrative expenses were virtually flat when compared to the twelve months ended December 31, 2009. Included in the 2010 amount were an estimated $10.6 million in expenses consisting of the following: $3.6 million in fees associated with the legal proceedings discussed in Part II, Item 8, Note 13 *Contingences*, of this Annual Report on Form 10-K, the proxy solicitation and other matters, $3.5 million accrual for the settlement of the derivative lawsuit discussed in Part II, Item 8, Note 13 *Contingences*, of this Annual Report on Form 10-K, $1.2 million in accrued severance to our former Chief Executive Officer, $1.1 million in accrued severance to our former Chief Financial Officer, $0.7 million in proxy reimbursement fees to Great Hill Partners and $0.5 million in professional services fees to our independent accountants. Included in the 2009 amount was $10.9 million in stock based compensation incurred in connection with our initial public offering. Excluding these items in both twelve month periods, general and administrative expenses increased $5.1 million year-over-year. This was primarily attributable to an overall increase of $4.1 million in on-going expenses, an increase of $1.4 million in costs associated with being a public company, an increase of $0.8 million in credit card fees due to higher sales, an increase of $0.7 million in higher labor costs, and an additional $0.2 million in stock-based compensation expense. This was partially offset by a decrease of $2.1 million in depreciation expense.

Interest Expense. Interest expense decreased $157,000, or 31.5%, to $341,000 for the year ended December 31, 2010, from $498,000 when compared to the same period in the prior year. The decrease was primarily a result of the capitalization of interest expense and the pay down of substantially all of our outstanding notes payable and line of credit balances.

Income Tax (Expense). During 2010 our net deferred tax position, prior to the valuation allowance, increased by approximately $3.3 million. In our assessment of the need for a valuation allowance, in accordance with applicable guidance, we considered our cumulative pre-tax loss after three years, adjusting for permanent items and the potential for accumulated taxable losses in 2011, given our first quarter results. Accordingly, we considered our pattern of recent losses and potential losses in 2011 to be relevant to our analysis. As a result of our assessment, we concluded that a full valuation allowance of $6.3 million was needed as of December 31, 2010, and has been recorded in the accompanying consolidated financial statements.

Income tax expense decreased $1.3 million, or 47.4%, to $1.5 million for the year ended December 31, 2010. This was a result of recognizing a loss before income taxes of $13.7 million and a valuation allowance of $6.3 million for the year ended December 31, 2010 compared to a profit before income taxes of $8.7 million for the year ended December 31, 2009.

Inventory. Inventory increased $1.7 million, or 6.2%, to $29.8 million as of December 31, 2010. The increase in inventory is a result of the need to maintain more inventory on hand to meet the growth in sales and the reduction of virtual inventory products.

Property and Equipment. Net property and equipment increased by $16.0 million, or 73.1%, to $38 million as of December 31, 2010. The increase was primarily attributable the build-out and improvements of our North Carolina and Nevada distribution facilities as well as various information technology enhancements.

Debt. We repaid our line of credit, interest rate swap obligations, and all but one note payable on December 13, 2010. The remaining note payable balance at December 31, 2010 was $0.1 million and will be repaid in 2011.

Comparison of Year Ended December 31, 2009 to Year Ended December 31, 2008

	Year Ended December 31,		$	%
	2009	2008	Increase	Increase
Third-party products[1]	$119,750,019	$ 87,264,353	$32,485,666	37.2%
Proprietary products	58,480,009	45,504,873	12,975,136	28.5%
Freight	13,577,001	10,833,053	2,743,948	25.3%
Net sales	191,807,029	143,602,279	48,204,750	33.6%
Cost of goods sold	130,605,493	105,529,254	25,076,239	23.8%
Gross profit	$ 61,201,536	$ 38,073,025	$23,128,511	60.7%

(1) Third-party product includes advertising and fees earned from affiliate programs of approximately $1.9 million and $1.6 million for the years ended December 31, 2009 and 2008, respectively.

Net Sales. Net sales increased by $48.2 million, or 33.6%, to $191.8 million for fiscal year ended 2009. Net sales of our proprietary products increased $13.0 million, or 28.5%, from $45.5 million in 2008 to $58.5 million in 2009, and sales of third-party products increased by $32.5 million, or 37.2%, from $87.3 million in 2008 to $119.8 million in 2009. The increase in net sales was primarily the result of the net increase in our customer base and an increase in orders of 565,000, or 28.6%, to $2.54 million in 2009 from $1.97 million in 2008 and an increase in average order value to $75 in 2009 from $73 in 2008. Our customer base increased from approximately 555,000 active customers at December 31, 2007 to approximately 1.1 million active customers at December 31, 2009.

Cost of Goods Sold. Cost of goods sold increased by $25.1 million, or 23.8%, to $130.6 million for 2009. As a percentage of net sales, cost of goods sold decreased to 68.1% for 2009 from 73.5% for 2008. The decrease is primarily due to our transition from third-party manufacturing to in-house manufacturing of our proprietary products.

Gross Profit. As a result of the changes discussed in net sales and cost of goods sold, gross profit increased by $23.1 million, or 60.7%, to $61.2 million in 2009 and gross profit as a percentage of net sales increased to 31.9% in 2009 from 26.5% in 2008.

Fulfillment. Fulfillment expense increased $561,000 or 6.7%, to $9.0 million for 2009. As a percentage of net sales, fulfillment expense decreased to 4.7% for 2009 from 5.8% for 2008. This decrease in fulfillment expense as a percentage of net sales was primarily attributable to better utilization of distribution capacity.

Sales and Marketing. Sales and marketing expense increased $1.1 million, or 8.6%, to $14.3 million in 2009. The aggregate dollar increase in sales and marketing expense is the result of third-party marketing services and online advertising that are variable and therefore increase as volume increases. As a percentage of sales, however, sales and marketing expense decreased to 7.4% for 2009 from 9.2% for 2008, due primarily to reducing less effective marketing programs.

General and Administrative. General and administrative expenses increased $14.2 million, or 95.6%, to $29.1 million in 2009. The gross increase in general and administrative expenses in 2009 is primarily due to $10.9 million of stock-based compensation expense recorded in connection with IPO Executive Stock Option Grants as described previously. Excluding this $10.9 million of stock-based compensation expense, general and administration expenses increased $3.3 million, or 22.1% to $18.2 million for 2009 while as a percentage of sales, general and administrative expenses excluding the $10.9 million of stock based compensation decreased to 9.5% for 2009 from 10.4% for 2008, primarily due to better utilization of fixed costs.

Interest Expense. Interest expense decreased $738,000, or 59.7%, to $498,000 for the year ended December 31, 2009. Approximately $236,000 of the change in interest expense related to the change in the fair value of interest rate swaps. Additionally, the Company utilized part of the IPO proceeds to reduce its debt to $9.4 million as of December 31, 2009 compared to $18.2 million as of December 31, 2008.

Income Tax Benefit (Expense). Income tax expense increased by $2.4 million, or 489%, to $2.8 million for the year ended December 31, 2009.. The Company had increased operating income to $8.9 million for the year ended December 31, 2009, from $1.7 million for the year ended December 31, 2008.

Inventory. Inventory increased by $6.4 million, or 29.7%, to $28.1 million as of December 31, 2009. The increase in inventory is a result of the need to maintain more inventory on hand to meet the growth in sales, the transition of sourcing proprietary products from third-party manufacturers to in-house manufacturing, and an increase in the product assortment, resulting in an increase in the number of SKUs maintained.

Property and Equipment. Net property and equipment increased by $2.7 million, or 13.8%, to $22 million as of December 31, 2009. The increase is primarily related to the build-out of the manufacturing and distribution facility.

Debt. The line of credit balance decreased by $5.9 million, or 63.3%, to $3.5 million as of December 31, 2009. Additionally, $2.0 million of notes payable to related parties were paid in full during the year ended December 31, 2009. The decrease in debt was funded with proceeds from the IPO.

Historical Cash Flows

Comparison of Year Ended December 31, 2010 to Year Ended December 31, 2009

Net Cash Provided by (Used in) Operating Activities. For the year ended December 31, 2010, net cash provided by operations was $6.7 million compared to $14.1 million for the year ended December 31, 2009. The decrease in 2010 of $7.4 million was primarily attributable to a decrease in net income of $21.1 million and increases in current assets including income tax receivables and inventory. This was partially offset by increases in short term liabilities including accrued expenses and accounts payable.

Net Cash Provided By (Used In) Investing Activities. For the year ended December 31, 2010, net cash provided by investing activities was $7.1 million compared to net cash used in investing activities of $46.5 million for the year ended December 31, 2009. During 2010 we generated positive cash inflows primarily due to proceeds from the redemption of our available-for-sale securities. These investing cash inflows were partially offset by expenditures for property and equipment and purchases of available-for-sale securities. Our investing activities consist primarily of investments in securities available-for-sale and the acquisition of property and equipment. Expenditures for property and equipment during 2010 and 2009 related to the acquisition of furniture, fixtures and equipment and technology system infrastructure including software required to expand capacity and improve overall operating efficiency.

Net Cash Provided by (Used In) Financing Activities. For the year ended December 31, 2010, net cash used in financing activities was $7.9 million compared to net cash provided by financing activities of $41.0 million for the year ended December 31, 2009. During 2010 we paid off our line of credit, notes payable, and our interest rate swaps. During 2009, we received approximately $47.1 million in proceeds, net of issuance costs of $6.0 million for the sale of common stock in connection with our initial public offering which was completed on September 29, 2009.

Liquidity and Capital Resources

Since our formation through 2006, we have primarily funded our operations through the sale of equity securities and cash generated from operations. During 2007 and 2008, we funded operations and investments in manufacturing and distribution facilities, as well as the related equipment, primarily through loan agreements and cash generated from operations. In 2009, the Company received net proceeds of approximately $47.1 million from its initial public offering after deducting underwriting discounts, commissions and offering expenses. During 2010, we primarily funded operations from cash provided by operating activities and through proceeds generated from the sale of available-for-sale securities.

Liquidity. The significant components of our working capital are cash and cash equivalents, securities available-for-sale, inventory and accounts receivable, primarily from credit cards processors, reduced by accounts payable and accrued expenses. The working capital characteristics of our business allow us to collect cash from sales to customers within a few business days of the related sale. In 2010, we experienced a tightening of credit terms with our suppliers related to the legal proceedings discussed in Part 1 Item 3. At December 31, 2010, we had $14.6 million in cash and cash equivalents, $10.9 million in securities held for sale, and positive working capital of $26.0 million compared to $8.7 million in cash and cash equivalents, $35.8 million in securities held for sale, and working capital of $49.6 million at December 31, 2009.

Our future capital requirements will depend on many factors, including:

- the rate of our revenue growth;
- the timing and extent of expenditures to enhance our website, network infrastructure, and transaction processing systems;
- the extent of our advertising and marketing programs;
- the levels of the inventory we maintain; and
- other factors relating to our business.

Capital expenditures for the build-out and improvements of our North Carolina distribution facility and information technology enhancements to improve warehousing optimization in 2011 could range from $3.0 million to $5.0 million.

We repaid our line of credit, interest rate swap obligations, and certain notes payable on December 13, 2010. The repayment was funded by liquidating a portion of our securities available-for-sale. Additionally, $3.5 million was paid in May 2011 for the settlement discussed in Part II, Item 8, Note 13 *Contingences*, of this Annual Report on Form 10-K.

We may require additional financing in the future in order to execute our operating plan. We cannot predict whether future financing, if any, will be in the form of equity, debt, or a combination of both. We may not be able to obtain additional funds on a timely basis, on acceptable terms, or at all.

The repayment of our borrowings, obligations, and settlement as well as the anticipated capital expenditures does not impact our ability to continue our operations.. We believe that our cash and cash equivalents and cash flows from operations will be sufficient to continue our operations for the next twelve months.

Aggregate Contractual Obligations. A summary of contractual cash obligations as of December 31, 2010 is as follows:

	Payments Due By Period				
	Total	**Less Than 1 Year**	**1 to 3 Years**	**3 to 5 Years**	**More Than 5 Years**
Operating Leases	$ 9,113,139	$1,539,974	$3,329,005	$2,253,941	$1,990,219
Equipment purchase obligations	3,725,229	3,725,229	—	—	—
Notes Payable	58,888	58,888	—	—	—
	$12,897,256	$5,324,091	$3,329,005	$2,253,941	$1,990,219

We have various noncancelable operating leases that expire in various years through August 2016 for the rental of office space. Rent expense totaled $2,137,137 and $1,050,021for the years ended December 31, 2010 and 2009, respectively.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Recent Accounting Pronouncements

Refer to Note 1, *Nature of Business and Significant Accounting Policies*, of our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for a discussion recently issued accounting standards applicable to us, which is incorporated herein by reference.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of changes in the value of market risk sensitive instruments caused by fluctuations in interest rates, foreign exchange rates and commodity prices. Changes in these factors could cause fluctuations in the results of our operations and cash flows. However, we do not believe that a change in market interest rates would have a material effect on our results of operations or financial condition. Although we derive a minor portion of our sales outside of the U.S., all of our sales are denominated in U.S. dollars. We have limited exposure to financial market risks, including changes in interest rates and foreign currency exchange rates. Inflation generally affects us by increasing costs of raw materials, labor and equipment. We do not believe that inflation had any material effect on our results of operations in the periods presented in our financial statements.

Item 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Reports of Independent Registered Public Accounting Firms 41
Consolidated Balance Sheets as of December 31, 2010 and 2009 42
Consolidated Statements of Operations for the Years Ended December 31, 2010, 2009 and 2008 . . 43
Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2010, 2009 and 2008 44
Consolidated Statements of Cash Flows for the Years Ended December 31, 2010, 2009 and 2008 . . 45
Notes to Consolidated Financial Statements 46

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
of Vitacost.com, Inc.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Vitacost.com, Inc. and its subsidiary (the "Company") at December 31, 2010, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under item 9A. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Miami, Florida
June 16, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Vitacost.com, Inc.

We have audited the accompanying consolidated balance sheet of Vitacost.com, Inc. (the "Company") as of December 31, 2009, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the two years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Vitacost.com, Inc. as of December 31, 2009, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey & Pullen, LLP

Fort Lauderdale, Florida
March 30, 2010, except for Note 16 as to which the date is June 16, 2011

VITACOST.COM, INC.

CONSOLIDATED BALANCE SHEETS

	For the year ended December 31,	
	2010	2009
Assets		
Current Assets		
Cash and cash equivalents	$ 14,592,803	$ 8,658,157
Securities available-for-sale	10,912,392	35,787,227
Accounts receivable, net	440,033	735,355
Other receivables	1,087,311	1,055,372
Inventory	29,827,929	28,096,884
Prepaid expenses	1,361,230	1,988,538
Deferred tax asset	—	1,167,724
Other assets	3,553,089	—
Total current assets	61,774,787	77,489,257
Property and equipment, net	38,011,314	21,961,903
Goodwill	2,200,000	2,200,000
Intangible assets, net	4,946	9,446
Deposits	114,308	4,656,128
Deferred tax asset	—	1,361,817
Total assets	$102,105,355	$107,678,551
Liabilities and Stockholders' Equity		
Current Liabilities		
Line of credit	$ —	$ 3,458,183
Current maturities of notes payable	58,888	1,090,969
Current maturities of capital lease obligations	—	35,452
Accounts payable	26,533,204	18,052,495
Deferred revenue	2,134,305	1,919,352
Accrued expenses	10,671,865	3,282,476
Income taxes payable	—	51,221
Total current liabilities	39,398,262	27,890,148
Notes payable, less current maturities	—	4,820,042
Interest rate swap liability	—	468,719
Deferred tax liability	521,389	—
Total liabilities	39,919,651	33,178,909
Commitments and contingencies		
Stockholders' Equity		
Preferred stock, par value $.00001 per share; authorized 25,000,000; no shares issued and outstanding at December 31, 2010 and December 31, 2009	—	—
Common stock, par value $.00001 per share; authorized 100,000,000; 27,780,453 and 27,488,353 shares issued and outstanding at December 31, 2010 and December 31, 2009, respectively	278	275
Additional paid-in capital	74,829,972	71,932,256
Accumulated other comprehensive loss	(20,207)	—
(Accumulated deficit) Retained earnings	(12,624,339)	2,567,111
Total stockholders' equity	62,185,704	74,499,642
Total liabilities and stockholders' equity	$102,105,355	$107,678,551

The accompanying notes are an integral part of these consolidated financial statements.

VITACOST.COM, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the year ended December 31,		
	2010	2009	2008
Net sales	$220,680,497	$191,807,029	$143,602,279
Cost of goods sold	164,205,657	130,605,493	105,529,254
Gross profit	56,474,840	61,201,536	38,073,025
Operating expenses:			
Fulfillment	17,353,699	8,953,592	8,392,639
Sales and marketing	18,727,532	14,283,715	13,146,574
General and administrative	33,918,736	29,082,595	14,871,648
	69,999,967	52,319,902	36,410,861
Operating (loss) income	(13,525,127)	8,881,634	1,662,164
Other income (expense):			
Interest income	127,880	96,544	85,918
Interest expense	(341,026)	(497,934)	(1,236,330)
Other income (expense)	38,063	249,811	(12,717)
	(175,083)	(151,579)	(1,163,129)
(Loss) income before income taxes	(13,700,210)	8,730,055	499,035
Income tax expense	(1,491,240)	(2,836,066)	(481,628)
Net (loss) income	$(15,191,450)	$ 5,893,989	$ 17,407
Basic per share information:			
Net (loss) income available to common stockholders	$ (0.55)	$ 0.24	$ 0.00
Weighted average shares outstanding	27,703,710	24,216,942	23,188,380
Diluted per share information:			
Net (loss) income available to common stockholders	$ (0.55)	$ 0.24	$ 0.00
Weighted average shares outstanding	27,703,710	24,674,248	23,975,068

The accompanying notes are an integral part of these consolidated financial statements.

VITACOST.COM, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

	Common Stock		Additional Paid-In Capital	Note Receivable from Exercise of Options	Accumulated Other Comprehensive Loss	(Accumulated Deficit) Retained Earnings	Total
	Shares	Amount					
Balance at December 31, 2007	23,188,380	$ 232	$10,662,360	$(1,165,625)	$ —	$ (3,344,285)	$ 6,152,682
Comprehensive income:							
Net income	—	—	—	—	—	17,407	17,407
Comprehensive income							17,407
Stock options exercised	—	—	—	—	—	—	—
Stock based compensation expense	—	—	794,881	—	—	—	794,881
Balance at December 31, 2008	23,188,380	232	11,457,241	(1,165,625)	—	(3,326,878)	6,964,970
Comprehensive income:							
Net income	—	—	—	—	—	5,893,989	5,893,989
Comprehensive income							5,893,989
Stock options exercised	62,000	1	13,810	—	—	—	13,811
Stock repurchased and retired	(360,000)	(4)	(499,996)	—	—	—	(500,000)
Repayment of note receivable	—	—	—	1,165,625	—	—	1,165,625
Stock issued in initial public offering net of offering costs of $6.0 million	4,597,973	46	47,093,308	—	—	—	47,093,354
Stock based compensation expense	—	—	11,831,331	—	—	—	11,831,331
Income tax benefit from stock options exercised	—	—	2,036,562	—	—	—	2,036,562
Balance at December 31, 2009	27,488,353	275	71,932,256	—	—	2,567,111	74,499,642
Comprehensive income:							
Net loss	—	—	—	—	—	(15,191,450)	(15,191,450)
Unrealized loss related to securities available-for-sale	—	—	—	—	(20,207)	—	(20,207)
Comprehensive loss							(15,211,657)
Stock options exercised	292,100	3	851,013	—	—	—	851,016
Stock-based compensation expense	—	—	1,463,413	—	—	—	1,463,413
Income tax benefit from stock options exercised	—	—	583,290	—	—	—	583,290
Balance at December 31, 2010	27,780,453	$ 278	$74,829,972	$ —	$ (20,207)	$(12,624,339)	$ 62,185,704

The accompanying notes are an integral part of these consolidated financial statements.

VITACOST.COM, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,		
	2010	2009	2008
Cash Flows From Operating Activities			
Net (loss) income	$(15,191,450)	$ 5,893,989	$ 17,407
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:			
Depreciation	5,133,126	3,645,616	2,839,089
Amortization of intangibles	4,500	4,500	25,244
Amortization of premium on debt securities available-for-sale	684,843	—	—
Change in fair value of interest rate swap	(8,843)	(236,121)	463,138
Realized gain on the sale of securities available-for-sale	(6,635)	—	—
Stock-based compensation expense	1,463,413	11,831,330	794,881
Deferred taxes	3,050,930	(1,517,621)	418,286
Provision for inventory reserve	251,003	25,249	149,615
(Gain) Loss on disposition of property and equipment and other assets	(69,074)	89,767	(56,937)
Changes in assets and liabilities:			
(Increase) decrease in:			
Accounts receivable	295,322	107,168	(261,414)
Other receivables	(31,939)	(409,921)	(34,958)
Inventory	(1,982,048)	(6,459,387)	(7,102,566)
Prepaid expenses	627,308	(1,331,563)	(324,343)
Other assets	(3,553,089)	—	—
Increase (decrease) in:			
Accounts payable	8,480,709	2,282,586	1,295,341
Deferred revenue	214,953	(459,946)	1,165,799
Accrued expenses	7,389,389	661,716	(24,114)
Income taxes payable	(51,221)	21,969	1,849
Net cash provided by (used in) operating activities	6,701,197	14,149,331	(633,683)
Cash Flows From Investing Activities			
Proceeds from disposition of property, equipment	232,595	1,032,429	118,920
Settlement of interest rate swap	(459,876)	—	—
Advance to related party	—	—	(215,241)
Payments for the purchase of property and equipment	(16,965,184)	(7,423,883)	(5,153,841)
Decrease (increase) in deposits	160,945	(4,570,921)	52,452
Proceeds from repayment of related party advance	—	215,241	—
Purchases of securities available-for-sale	(27,457,228)	(35,787,227)	—
Proceeds from maturities of securities available-for-sale	51,633,649	—	—
Net cash provided by (used in) investing activities	7,144,901	(46,534,361)	(5,197,710)
Cash Flows From Financing Activities			
Principal payments on notes payable	(5,852,123)	(812,457)	(975,244)
Borrowings on related party note payable	—	—	2,575,000
Repayments on related party note payable	—	(2,000,000)	(575,000)
Net (repayments) borrowings on line of credit	(3,458,183)	(5,954,447)	4,933,153
Repayments on capital lease obligation	(35,452)	(60,589)	(65,865)
Repayments of note receivable from exercise of stock options	—	1,165,625	—
Proceeds from the exercise of stock options	851,016	13,811	—
Tax benefit from stock based compensation	583,290	2,036,564	—
Net proceeds from initial public offering	—	47,093,354	—
Payments for redemption of common stock	—	(500,000)	—
Net cash (used in) provided by financing activities	(7,911,452)	40,981,861	5,892,044
Net increase in cash and cash equivalents	5,934,646	8,596,831	60,651
Cash and cash equivalents:			
Beginning of year	8,658,157	61,326	675
Ending of year	$ 14,592,803	$ 8,658,157	$ 61,326
Supplemental Disclosures of Cash Flow Information			
Cash payments for:			
Interest, net of amount capitalized	$ 349,869	$ 734,055	$ 773,192
Income taxes	$ 1,461,330	$ 1,229,000	$ 120,000
Supplemental Schedule of Noncash Investing and Financing Activities			
Property and equipment purchased through accounts payable	$ —	$ —	$ 433,105
Equipment purchased not yet paid	$ 2,203,439	$ —	$ —
Application of deposits towards purchases of equipment	$ 4,380,875	$ —	$ —

The accompanying notes are an integral part of these consolidated financial statements.

VITACOST.COM, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature of Business and Significant Accounting Policies

Nature of Business: Vitacost.com, Inc. ("Vitacost" or the "Company") is an internet-based retailer of nutritional supplements. Vitacost was incorporated in 1994 and began internet-based retail activity 1999. Vitacost sells a proprietary and internally developed line of nutraceuticals as well as a selection of other manufacturers' brand-name vitamin products. The Company distributes products from two primary locations in North Carolina and Nevada.

Initial Public Offering: On September 23, 2009, the Company's initial public offering of common stock, in which 11.0 million shares of common stock were sold to the public at an offering price of $12.00 per share, was effective and closed on September 29, 2009. The offering included approximately 4.4 million shares sold by the Company and approximately 6.6 million shares sold by the selling stockholders. The net proceeds to the Company from this offering were approximately $47.1 million, after deducting underwriting discounts, commissions and offering expenses.

A summary of the Company's significant accounting policies follows:

Earnings per Share: The Company computes earnings per share by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed by giving effect to all potentially dilutive common shares, including stock options. The following table reconciles basic weighted-average shares outstanding to diluted weighted-average shares outstanding for years ended December 31, 2010, 2009, and 2008:

	Years Ended December 31,		
	2010	**2009**	**2008**
Weighted-average shares outstanding – basic	27,703,710	24,216,942	23,188,380
Effect of dilutive securities	—	457,306	786,688
Weighted-average shares outstanding – diluted	27,703,710	24,674,248	23,975,068

For periods where the Company reported income, common stock equivalents related to employee stock-based compensation are not included in the computation of diluted earnings per share to the extent that their exercise price exceeded market value, since the result would be anitdilutive. For the periods where the Company reported losses, all common stock equivalents are excluded from the computation of diluted earnings per share, since the result would be antidilutive. Securities that could potentially dilute earnings per share in the future, but which were not included in the calculation of diluted earnings per share because to do so would have been antidilutive for the periods presented, are as follows:

	Years Ended December 31,		
	2010	**2009**	**2008**
Antidilutive common stock equivalents excluded from diluted earnings per share	2,341,188	431,000	698,469

Principles of Consolidation: The consolidated financial statements include the accounts of Vitacost and any wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Accounting Estimates: The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of the accompanying consolidated financial statements include

Note 1. Nature of Business and Significant Accounting Policies – (continued)

management's forecast of future cash flows used as a basis to assess recoverability of long-lived assets, including intangible assets and goodwill, the reserve for inventory obsolescence and assumptions used in valuation of the Company's stock.

Cash and Cash Equivalents: The Company considers all highly-liquid investments purchased with original maturities of three months or less at the date of purchase to be cash equivalents. The Company maintains its cash and cash equivalents in various bank deposit accounts which, at times, may exceed the federally-insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on such accounts.

Securities Available-for-Sale: Available-for-sale securities consist of investment grade municipal debt securities not classified as trading or held-to-maturity. Available-for-sale securities are stated at fair value, and unrealized holding gains and losses, net of the related deferred tax effect, are reported as a separate component of stockholders' equity. The aggregate fair value of securities available-for-sale as of December 31, 2010 is $10,912,392, which approximates cost. The fair value of available-for-sale securities by contractual maturity as of December 31, 2010, is as follows:

	December 31, 2010
Due within one year	$ 7,816,917
Due after one year through three years	3,095,475
	$10,912,392

The Company evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. The Company employs a methodology that considers available evidence in evaluating potential impairment of its investments. In the event that the cost of an investment exceeds its fair value, the Company evaluates, among other factors, the magnitude and duration of the decline in fair value; the expected cash flows of the securities; the financial health of and business outlook for the issuer; the performance of the underlying assets for interests in securitized assets; and the Company's intent and ability to hold the investment. Once a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded in investment income and a new cost basis in the investment is established. The Company determined that its securities were not other-than-temporarily impaired as of December 31, 2010 and 2009.

Accounts Receivable: Accounts receivable consist of amounts in transit from banks for customer credit card, debit card and electronic benefit transfer transactions that are generally processed by the banks within seven days of authorization. Based on the Company's historical collection experience and a review of the status of accounts receivable, an allowance for doubtful accounts of $144,253 and $0 has been recorded as of December 31, 2010 and 2009, respectively.

Other Receivables: Other receivables primarily consist of amounts due from vendors under marketing cooperative arrangements. Amounts recorded relative to these arrangements are classified as a reduction of advertising expense, included in sales and marketing expenses. Pursuant to these agreements, for the years ended December 31, 2010, 2009, and 2008 advertising expense was reduced by approximately $1,635,000, $1,424,000, and $888,000, respectively.

Inventory: Inventory, consisting principally of nutritional supplements, is primarily stated at the lower of cost or market on a first in, first out ("FIFO") method. Management determines the inventory reserve by regularly reviewing and evaluating individual inventory items and movement history. Inventory is written off when deemed obsolete or unsellable. Based on its experiences, the Company recorded a reserve of approximately $603,000, and $352,000 at December 31, 2010 and 2009, respectively.

Note 1. Nature of Business and Significant Accounting Policies – (continued)

Property and Equipment: Property and equipment is stated at cost less accumulated depreciation. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful life of the assets or the lease term. Depreciation is computed using the straight-line method over the following estimated useful lives:

	2010 Years
Furniture, fixtures and equipment	3 – 10
Computers	3 – 5
Software	3 – 5
Leasehold and building improvements	3 – 39
Buildings	39

Upon retirement or sale, the cost and accumulated depreciation are eliminated from the accounts and the gain or loss, if any, is included in the consolidated statements of operations.

Goodwill: The excess of purchase price over fair value of assets acquired and liabilities assumed in business combinations are classified as goodwill. The Company reviews goodwill for impairment annually or, when events or circumstances dictate, more frequently. The Company completed the annual goodwill impairment test as of December 31, 2010 and determined that no impairment existed.

Intangible Assets: Intangible assets primarily consist of customer lists and internet domain names acquired as a result of business combinations and are being amortized over their estimated useful lives of five to ten years, using the straight-line method.

Long-Lived Assets: Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company evaluates potential impairment by comparing the carrying amount of the asset with the estimated undiscounted future cash flows associated with the use of the asset and its eventual disposition. Should the review indicate that the asset is not recoverable, the Company's carrying value of the asset would be reduced to its estimated fair value, which is measured by future discounted cash flows.

Revenue Recognition and Shipping and Handling: Revenue from the sale of vitamins, nutritional supplements and other related products is recognized when all the following criteria are met: a customer executes an order, the sales price and the shipping and handling fee have been determined, credit card authorization has occurred, collection is reasonably assured and the product has been received by the customer. The Company's internet sales are made to customers permitting certain limited rights of return for a 30-day period. It has been the Company's experience that such returns have been insignificant. Based on its experience, the Company recorded a reserve for returns of $148,000 and $103,000 at December 31, 2010 and 2009, respectively.

The Company enters agreements whereby third parties are able to advertise through the Company's website. The Company is paid and recognizes revenue based upon the contractual agreement, generally upon consummation of a sale by the third party advertiser. Revenue related to these agreements was approximately $770,000, $1,900,000 and $1,500,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

Shipping and handling billed to customers is classified as revenue and totaled approximately $14,457,000, $13,576,000, and $10,833,000 for the years ended December 31, 2010, 2009, and 2008, respectively. Shipping and handling costs are expensed as incurred and recorded as a component of cost of goods sold. Shipping and handling expense totaled approximately $22,963,000, $16,654,000, and $14,751,000 for the years ended December 31, 2010, 2009, and 2008, respectively.

Deferred Revenue: Deferred revenue represents orders that have been shipped but not yet received by the customer.

Note 1. Nature of Business and Significant Accounting Policies – (continued)

Operating Expenses: The Company's operating expenses are grouped into three categories: fulfillment, sales and marketing and general and administrative. The following is a brief synopsis of each category:

Fulfillment Expenses: Fulfillment expenses include the costs of warehousing supplies, equipment, maintenance, employees and rent.

Sales and Marketing Expenses: Sales and marketing expenses include advertising and promotional expenditures, website referral expenditures, including third-party content license fees, traditional media advertising, print expenses and payroll related expenses for personnel engaged in marketing, sales, customer service, website development and maintenance. We expense advertising costs as incurred. Total advertising expense amounted to approximately $8,690,000, $7,398,000, and $7,355,000, for the years ended December 31, 2010, 2009, and 2008, respectively.

General and Administrative Expenses: General and administrative expenses consist of management and executive compensation, information technology expenses, credit card fees, professional services and general corporate expenses.

Stock-Based Compensation: The Company maintains a stock incentive plan, which has 7,000,000 shares of common stock reserved, to grant nonqualified and incentive stock options to employees, officers, directors and certain nonemployees. Under the terms of the plan, options to purchase stock are granted at an exercise price that approximates the fair market value at the time of the grant. Nonqualified options generally become exercisable on the date of grant and expire in ten years. Incentive stock options generally become exercisable over a five-year period and the maximum term of the option may not exceed ten years. Compensation cost related to stock options recognized in earnings in 2010, 2009, and 2008, was approximately $1,463,000, $11,831,000, and $795,000 on a pretax basis, respectively.

The Company recognizes compensation expense for stock awards based on fair value and related tax effects as they vest. The fair value of each option award is estimated on the date of grant using an option valuation method that uses the assumptions noted in the following table. The valuation technique incorporates assumptions for the expected volatility of the stock price, the expected term of the option, expected dividends, forfeitures and risk-free interest rate for the expected term of the option. As a result of its limited trading history, the Company uses expected volatilities based on the historical volatility of a sample of companies in a similar industry and of a comparable size as the Company. The expected term of the option is based on historical experience and represents the time period options actually remain outstanding. The risk-free interest rate takes into account the time-value of money. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at time of grant. The Company estimates forfeitures based on historical pre-vesting forfeitures and revises those estimates in subsequent periods if actual forfeitures differ from those estimates.

The fair value of each option granted was estimated using the following assumptions:

	2010	2009	2008
Expected life – employees	7 years	8 years	4.5 – 7.5 years
Expected life – executives	5.75 – 7 years	5 – 6 years	5 years
Volatility percentage	67.9% – 68.8%	67% – 78%	65% – 79%
Interest rate	1.55% – 3.16%	2.40% – 3.30%	1.55% – 3.99%
Dividends	None	None	None
Forfeiture rate – executives	1.00%	1.00%	1.00%
Forfeiture rate – employees	4.00%	4.00%	4.00%

Derivative Financial Instruments: The Company's risk management policy is to use derivative financial instruments, as appropriate, to manage the interest expense related to the Company's debt with variable interest rates. These instruments historically have not been designated as hedges for financial reporting

Note 1. Nature of Business and Significant Accounting Policies – (continued)

purposes; accordingly, gains and losses related to fair value are reflected in the statement of operations at each reporting date. During 2007, the Company entered into two interest rate swap agreements with initial notional amounts of $3,360,000 and $1,849,263, respectively. These swaps require the Company to pay a fixed rate of 6.81% and 6.85%, respectively, and receive a floating interest payment based on LIBOR plus 1.4% and 1.75%, respectively. The outstanding notional amount on these swap agreements at December 31, 2009 was $3,122,083 and $1,047,916 respectively. During 2008, the Company entered into another interest rate swap agreement with an initial notional amount of $2,573,884, which required the Company to pay a fixed rate of 6.03%, and receive a floating interest payment based on LIBOR plus 2.5%. The outstanding notional amount on this swap at December 31, 2009 was $1,570,506. As of December 31, 2009 and 2008, these interest rate swaps had a fair value of ($468,719) and ($704,840), respectively and were recognized as a liability on the consolidated balance sheets. Changes in fair value are included in interest expense in the accompanying statements of operations. The Company terminated these swap agreements and repaid in full the obligations outstanding thereunder in connection with the extinguishment of the Company's notes payable on December 13, 2010.

Fair Value of Financial Instruments: In September 2006, the Financial Accounting Standards Board (FASB) issued authoritative guidance that defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. The Company adopted the guidance at the beginning of fiscal year 2008. The guidance applies to all assets and liabilities that are being measured and reported on a fair value basis. It requires new disclosure that establishes a framework for measuring fair value in GAAP and expands disclosure about fair value measurements. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The guidance requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The Company's investment in securities available-for-sale are valued based on observable market based inputs that are corroborated by market data and are therefore considered a level 2 item.

The Company's interest rate swaps were pay-fixed, receive-variable interest rate swaps based on LIBOR swap rate. The LIBOR swap rate is observable at and therefore is considered a level 2 item. For the year ended December 31, 2009, the application of valuation techniques applied to similar assets and liabilities has been consistent. For the year ended December 31, 2010 the Company settled all agreements related to and paid off its interest swaps.

The carrying amounts of other financial instruments, including cash, cash equivalents, accounts receivable, other receivables, accounts payable and short-term borrowings approximate fair value due to the short maturity of these instruments. The carrying amount of long-term debt as of December 31, 2009 approximated its fair value because the interest rates fluctuate with market interest rates or the fixed rates are based on current rates offered to the Company for debt with similar terms and maturities.

Income Taxes: Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Note 1. Nature of Business and Significant Accounting Policies – (continued)

On January 1, 2007, the Company adopted authoritative guidance that clarified the accounting for uncertainty in an enterprise's financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance requires management to evaluate its open tax positions that exist on the date of initial adoption in each jurisdiction. The Company has determined that there were no material uncertain tax positions and accordingly no associated interest and penalties were required to be accrued at December 31, 2010 and 2009, respectively.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority.

Contingencies: On an ongoing basis, the Company assesses potential liabilities related to lawsuits or claims brought against it. While it is typically very difficult to determine the timing and ultimate outcome of such actions, the Company's management use their best judgment to determine if it is probable that it will incur an expense related to the settlement or final adjudication of such matters and whether a reasonable estimation of such probable loss, if any, can be made. In assessing probable losses, the Company takes into consideration estimates of the amount of insurance recoveries, if any. The Company accrues a liability when it believes a loss is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertainties related to the eventual outcome of litigation and potential insurance recoveries, it is possible that certain matters may be resolved for amounts materially different from any provisions or disclosures that the Company has previously made.

Recent Accounting Pronouncements:

In January 2010, authoritative guidance was issued requiring enhanced disclosures for fair value measurements. Entities are required to separately disclose the amounts and reasons of significant transfers in and out of the first two levels of the fair value hierarchy. Entities are also required to present information about purchases, sales, issuance and settlements of fair value measurements within the third level of the fair value hierarchy on a gross basis. As this guidance is disclosure related only, the adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

Note 2. Inventory

Inventory consists of the following as of December 31, 2010 and 2009:

	December 31,	
	2010	**2009**
Raw materials	$ 2,907,192	$ 4,734,772
Work in process	4,585,946	3,687,426
Finished goods	22,937,551	20,026,443
	30,430,689	28,448,641
Less: Inventory reserve	602,760	351,757
	$29,827,929	$28,096,884

Note 3. Property and Equipment

Property and equipment consists of the following as of December 31, 2010 and 2009:

	December 31,	
	2010	2009
Buildings and building improvements	$ 8,072,716	$ 7,904,870
Furniture, fixtures and equipment	20,830,220	12,912,917
Computers	2,334,427	3,644,992
Software	5,836,948	4,800,157
Leasehold improvements	2,379,597	1,117,712
Land	460,000	460,000
	39,913,908	30,840,648
Less accumulated depreciation	(10,488,361)	(9,374,019)
	29,425,547	21,466,629
Construction-in-progress	8,585,767	495,274
	$ 38,011,314	$21,961,903

The increases to furniture, fixtures and equipment primarily related to the expansion of the Company's Las Vegas, Nevada distribution facility that was completed in 2010.

Construction-in-progress primarily related to the expansion of the Company's Lexington, North Carolina distribution facility. The project is expected to be completed in 2011.

Note 4. Intangible Assets

Definite life intangible assets consist of the following as of December 31, 2010 and 2009:

	2010	2009
Customer lists	580,000	580,000
Internet domain names	66,750	66,750
	646,750	646,750
Less accumulated amortization	641,804	637,304
	4,946	9,446

The future estimated aggregate amortization expense on intangible assets as of December 31, 2010 is as follows:

Year Ending December 31,	Amount
2011	$4,500
2012	446
	$4,946

Note 5. Accrued Expenses

Accrued expenses consist of the following at December 31, 2010 and 2009:

	December 31,	
	2010	2009
Derivative action settlement (Note 13)	$ 3,500,000	$ —
Severances	2,266,544	—
Salaries	1,396,094	1,002,646
Professional services	1,305,761	121,511
Deferred rent	508,604	536,000
Leasehold improvement liability	321,395	264,122
Advertising	25,720	509,108
Other	1,347,747	849,089
	$10,671,865	$3,282,476

Note 6. Notes Payable

In February 2007 and in connection with the purchase of a new distribution center in North Carolina, the Company entered into a promissory note agreement in the amount of $3,360,000. The promissory note was to be repaid in monthly payments of principal and interest at a rate equal to one-month LIBOR plus 1.4% (1.63% as of December 31, 2009) with final payment of $2,688,166 due on February 14, 2014. The loan was collateralized by the property purchased. The note contained certain restrictive covenants, which required minimum financial ratios, including funded debt to EBITDA and a fixed coverage ratio. Borrowings outstanding as of December 31, 2009 were $3,121,903.

On April 23, 2007, the Company entered into a promissory note in the amount of $1,535,467 with a bank to finance the purchase of machinery and equipment. The note bears interest at one-month LIBOR plus 1.75% (1.98% as of December 31, 2009) and was payable in 60 monthly principal and interest payments. The note contained certain restrictive covenants, which required minimum financial ratios, including funded debt to EBITDA and a fixed coverage ratio. The note was collateralized by the equipment that was purchased. On October 11, 2007, the note was amended to increase borrowings by $313,796, totaling $1,849,263. Borrowings outstanding as of December 31, 2009 were $1,047,916.

On November 13, 2007, the Company entered into a promissory note in the amount of $2,521,797 with a bank to finance the purchase of machinery and equipment. The note bears interest at 1-month LIBOR plus 2.5% (2.73% as of December 31, 2009) and was payable in 60 monthly principal and interest payments. The note was amended on December 19, 2007 to increase the balance to $2,617,509. The note was collateralized by equipment purchased. Borrowings outstanding on the note as of December 31, 2009 were $1,570,506.

As a result of the amount accrued for the settlement discussed in Note 13, the Company was in violation with the funded debt to EBITDA covenant related to its promissory notes as of September 30, 2010 and thereafter. The Company repaid in full the outstanding borrowings under the promissory notes on December 13, 2010.

Note 6. Notes Payable – (continued)

Long term debt consists of the following as of December 31, 2010 and 2009:

	December 31,	
	2010	2009
Note payable to a bank, payable in monthly installments of principal and interest at 1-month LIBOR plus 1.4%, collateralized by land and building..	$ —	$3,121,903
Note payable to a bank, bearing interest at 1-month LIBOR plus 1.75%, payable in monthly installments of principal and interest through March 2012, collateralized by equipment	—	1,047,916
Note payable to a bank, payable in monthly installments of principal and interest at 1-month LIBOR plus 2.5% collateralized by equipment	—	1,570,506
Note payable to a financial institution, payable in monthly installments of principal and interest through July 2011, at a fixed rate of 6.98%, unsecured	58,888	170,686
	58,888	5,911,011
Less current maturities	58,888	1,090,969
	$ —	$4,820,042

Line of Credit: On August 3, 2007, the Company entered into a loan and security agreement with a financial institution with maximum borrowings equal to the lesser of $8,000,000 or the borrowing base amount which was based on a percentage of eligible inventories as outlined in the agreement. Borrowings made on the loan were used to repay term loans with a different financial institution. The initial term of the agreement was through August 2010 with the option to renew year to year unless terminated by either party. The agreement also provided for letters of credit up to $1,000,000. Borrowings bore interest at a rate equal to 1-month LIBOR plus 2.75%. The weighted average interest rate on the line of credit was 2.98% as of December 31, 2009. The line of credit was collateralized by all personal property of the Company excluding equipment. The line of credit contained certain restrictive covenants, which required minimum financial ratios, including funded debt to EBITDA and a fixed coverage ratio. Borrowings outstanding as of December 31, 2009 were $3,458,183, which included $753,183 of checks issued which had not cleared the bank. Amounts available on the line of credit as of December 31, 2009 were $4,541,817.

In October 2010, the Company entered into an amendment to modify and restate the loan and security agreement with maximum borrowings not to exceed $12,000,000 or the borrowing base amount as outlined in the agreement. The termination date was July 31, 2011 unless earlier terminated by either party. The line of credit was collateralized by all property of the Company excluding equipment. Borrowings bore interest at a rate equal to one-month LIBOR plus 2.25%. Fees associated with the amendment were not significant.

As a result of the amount accrued for the settlement discussed in Note 13, the Company was in violation with the funded debt to EBITDA covenant related the line of credit as of September 30, 2010 and thereafter. The Company repaid in full the outstanding borrowings under the line of credit on December 13, 2010.

VITACOST.COM, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7. Stock Option Plan

A summary of the Company's stock option activity for common stock for the years ended December 31, 2010, 2009 and 2008 is as follows:

	Incentive Options				
	Options Awards	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractural Life (Years)	Aggregate Intrinsic Value
Outstanding, January 1, 2008	2,060,000	$ 5.40	$0.88	5.47	—
Granted	728,000	7.50	1.11	9.30	—
Exercised	—	—	—	—	—
Cancelled	—	—	—	—	—
Forfeited	(982,000)	7.11	0.43	2.03	—
Outstanding, December 31, 2008	1,806,000	$ 5.14	$1.21	7.66	—
Granted	16,000	10.31	7.85	9.59	—
Exercised	(171,128)	2.66	2.66	4.41	$1,597,596
Cancelled	(154,192)	3.49	0.66	5.10	—
Forfeited	(102,000)	4.56	2.91	7.07	—
Outstanding, December 31, 2009	1,394,680	$ 5.74	$1.50	7.06	$6,428,418
Granted	247,250	9.72	6.52	8.09	—
Exercised	(190,300)	4.02	1.53	4.83	$1,526,270
Cancelled	—	—	—	—	—
Forfeited	(183,500)	7.86	2.85	9.53	—
Outstanding, December 31, 2010	1,268,130	$ 6.47	$2.28	7.89	$ 204,970
Exercisable at December 31, 2009	891,488	$ 5.60	$1.22	6.83	$4,172,083
Exercisable at December 31, 2010	925,121	$ 5.63	$1.26	5.93	$ 199,218

	Nonqualified Options				
	Options Awards	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractural Life (Years)	Aggregate Intrinsic Value
Outstanding, January 1, 2008	925,200	$ 2.00	$0.58	6.08	—
Granted	63,200	7.50	0.83	10.00	—
Exercised	—	—	—	—	—
Cancelled	—	—	—	—	—
Forfeited	(72,000)	7.50	2.49	8.50	—
Outstanding, December 31, 2008	916,400	$ 1.95	$0.41	5.15	—
Granted	503,200	11.63	6.88	9.84	—
Exercised	(60,400)	0.25	0.25	2.54	$ 709,738
Cancelled	—	—	—	—	—
Forfeited	(8,000)	7.50	2.40	7.30	—
Outstanding, December 31, 2009	1,351,200	$ 5.59	$2.84	6.27	$5,561,204
Granted	200,000	8.91	4.47	10.59	—
Exercised	(101,800)	0.83	0.41	2.36	$ 873,806
Cancelled	—	—	—	—	—
Forfeited	—	—	—	—	—
Outstanding, December 31, 2010	1,449,400	$ 6.38	$3.23	6.25	$1,691,801
Exercisable at December 31, 2009	1,351,200	$ 5.59	$2.84	6.27	$5,561,204
Exercisable at December 31, 2010	1,416,067	$ 6.32	$3.21	6.14	$1,691,801

Note 7. Stock Option Plan – (continued)

As of December 31, 2010, 2009, and 2008, there was approximately $2,067,000, $1,026,000, and $1,196,000 of total unrecognized compensation cost, net of estimated forfeitures related to stock options granted under the Company's stock plan, which is expected to be recognized over a weighted average period of 2.05 years.

On June 30, 2009 the Company amended the employment agreements of certain of its named executive officers including its Chief Executive Officer and Chief Financial Officer. Pursuant to the amendments, upon completion of an effective registration statement, all stock options currently owned by these officers would be fully vested and nonforfeitable and 430,000 additional fully vested nonforfeitable options would be issued to these officers. Based upon the completion of its initial public offering on September 23, 2009, the Company has accounted for the changes in the terms of the existing options as a modification under stock based compensation accounting and has recorded additional compensation expense of $7,976,304 for the year ended December 31, 2009. In connection with the grant of the 430,000 additional options, the Company recorded $2,920,560 of stock compensation expense.

During 2008, the Company canceled certain awards and concurrently issued replacement awards. The awards were accounted for as a modification of the original award. The Company recorded approximately $449,000 of incremental compensation cost in connection with the modification, which represents the excess fair value of the replacement award over the fair value of the canceled award at the date of modification.

Note 8. Stockholders' Equity

On August 21, 2009, the Board of Directors approved a 4-for-5 reverse stock split of the Company's common stock which was effected on September 17, 2009. All shares and per share information referenced throughout the consolidated financial statements have been retroactively adjusted to reflect this reverse stock split.

Note 9. Leases

Certain office space is leased under noncancelable operating leases expiring in various years through August 2016. Future minimum lease payments, by year, and in the aggregate, under operating leases are due as follows as of December 31, 2010:

Year Ending December 31,	Operating Leases
2011	$1,491,172
2012	1,600,406
2013	1,702,372
2014	1,662,796
2015	591,145
Thereafter	1,990,219
Total minimum lease payments	$9,038,109

The total rental expense included in the statements of operations for the years ended December 31, 2010, 2009, and 2008 were $2,137,137, $1,050,021, and $1,101,560, respectively.

Note 10. Income Taxes

The Company files income tax returns in the U.S. federal jurisdiction and various state and local jurisdictions. Pursuant to applicable statutes of limitation, returns open for adjustment by the Internal Revenue Service ("IRS") are the consolidated federal income tax returns for tax years ended December 31, 2006, December 31, 2007, December 31, 2008, and December 31, 2009. However, material amounts of net operating loss ("NOL") carryforwards exist at the consolidated level, originating from the 1997 – 2000 and 2002 – 2005 tax years. Although the tax returns from the years of NOL origination prior to 2004 are not currently within the statute of limitations of the IRS, their future use will open the returns to audit exposure, specifically verification of the returns generating said NOLs. As such, the Company's open years for consolidated federal returns are the tax years ended December 31, 1997 through December 31, 2009. This same range also represents the vast majority of open years for state returns.

A number of years may elapse before an uncertain tax position is audited and finally resolved. Settlement of any particular position would usually require the use of cash. The resolution of a matter would be recognized as an adjustment to the provision for income taxes and the effective tax rate in the period of resolution. The Company has determined that there are no material uncertain tax positions and accordingly no associated interest and penalties are required to be accrued at December 31, 2010 and 2009, respectively. The Company's 2008 Federal income tax return is currently under examination by the IRS. At this time, the Company has not been notified of any potential adjustments to its 2008 Federal tax return.

Reconciliation of the federal statutory income tax rate to the Company's effective tax rate is as follows:

	December 31,		
	2010	2009	2008
Taxes computed at federal tax rate	$(4,658,071)	$2,968,219	$169,672
State income taxes, net of federal income tax benefit	432,630	53,372	14,971
Non-taxable income	(27,200)	(17,000)	—
Meals and entertainment	6,470	6,630	7,528
Incentive stock options	83,192	51,682	276,594
Other tax assets	(75,054)	(226,837)	12,863
Change in valuation allowance – state	320,959	—	—
Change in valuation allowance – federal	5,408,314	—	—
Income tax expense	$ 1,491,240	$2,836,066	$481,628

The provision for income taxes charged to operations for the years ended December 31, 2010, 2009 and 2008, consists of the following:

	December 31,		
	2010	2009	2008
Current tax expense (benefit)	$(1,559,690)	$1,318,445	$ 63,342
Deferred tax expense	3,050,930	1,517,621	418,286
Income tax expense	$ 1,491,240	$2,836,066	$481,628

VITACOST.COM, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10. Income Taxes – (continued)

The tax effects of temporary differences that give rise to significant components of deferred tax assets at December 31, 2010 and 2009 are presented below:

	December 31,	
	2010	2009
Deferred tax assets:		
Net operating loss carryforward	$ 2,643,774	$ 31,942
Inventory	364,597	269,467
Accrued compensation	144,040	173,756
Stock-based compensation	4,453,272	4,176,717
Accrued expenses	2,137,237	—
Interest rate swap	—	169,128
Deferred revenue	871,218	692,559
	10,614,138	5,513,569
Deferred tax liability:		
Depreciation and amortization	(4,783,215)	(2,984,028)
Valuation Allowance	(6,352,312)	—
Deferred tax asset (liability), net	$ (521,389)	$ 2,529,541

The deferred tax amounts mentioned above have been classified on the accompanying consolidated balance sheets as follows:

	December 31,	
	2010	2009
Deferred tax asset, net		
Current assets	$ —	$ 1,167,724
Noncurrent assets	—	1,361,817
	$ —	$ 2,529,541
Deferred tax liability, net		
Noncurrent liability	$ 521,389	$ —

The Company evaluates its deferred tax assets on a regular basis to determine if valuation allowances are required. In its evaluation, the Company considers taxable loss carryback availability, expectations of sufficient future taxable income, trends in earnings, existence of taxable income in recent years, the future reversal of temporary differences and the available tax planning strategies that could be implemented, if required. Valuation allowances are established based on the consideration of all available evidence using a more likely than not standard. Based on the Company's evaluation, a valuation allowance of $6,352,312 was established against its net deferred tax assets as of December 31, 2010. The Company's deferred tax assets for which it has not established a valuation allowance relate to amounts than can be realized through future reversals of existing taxable temporary differences. The Company's valuation allowance will be reversed if and when it becomes more likely than not that the Company can generate sufficient taxable income in the future to utilize the tax benefits of the related deferred tax assets. The noncurrent deferred tax liability of $521,389 relates to goodwill on the Company's balance sheet as of December 31, 2010. Subsequent revisions to the estimated net realizable value of the deferred tax asset or deferred tax liability could cause the provision for income taxes to vary significantly from period to period.

Note 10. Income Taxes – (continued)

As of December 31, 2010, the Company had unused federal net operating loss carryforwards of approximately $7,000,000, which were generated during the year ended December 31, 2010. As of December 31, 2010, the Company had Florida and North Carolina net operating loss carryforwards of approximately $3,400,000 and $2,000,000, respectively. The state net operating losses carryforward, if not utilized, expire beginning December 2023.

For the years ended December 31, 2010 and 2009, employees exercised incentive stock options and sold the stock in a disqualifying disposition. A portion of the tax benefit associated with the sale of the stock has been recognized as an income tax benefit. Generally, incentive stock options provide employees with significant tax benefits by allowing the employee to exercise stock options without being taxed on the intrinsic value on the exercise date provided the employee owns the stock for specified periods of time. Since the employer will not receive a tax benefit upon the exercise of incentive stock options, unless there is a disqualifying disposition, the compensation expense associated with incentive stock options is treated as a permanent difference between book and tax accounting and consequently affects the effective tax rate of the Company. For the years ended December 31, 2010 and 2009, the disqualifying disposition of the incentive stock options resulted in a related tax benefit of $583,290 and $764,074, respectively, which has been recorded as a reduction in income taxes payable and an increase in additional paid-in capital in the accompanying consolidated balance sheet.

In addition to the tax benefit related to the disqualifying dispositions, for the year ended December 31, 2009, the Company recognized a $3,776,816 deferred tax benefit related to stock compensation expense of $10,896,864 recognized in connection with its initial public offering.

Note 11. Related Party Transactions

In April 2008, the Company received an unsecured loan of $575,000 from a Board member. The loan bore interest at 3.9% and was to be paid in full upon obtaining the note payable described below. The loan was paid in full in September 2008. Interest expense on the loan during the year ended December 31, 2008 was $1,635.

On June 17, 2008, the Company received an unsecured promissory note in the amount of $400,000 with a Board member. The note bore interest at the greater of one-month LIBOR plus 3.0% or 8.00% for the first six months and increases by 0.5% per month to a maximum interest rate of 13.0%. The loan was paid in full in June 2009. Interest expense on the loan during the years ended December 31, 2009 and 2008 was approximately $19,000 and $16,000, respectively.

On July 15, 2008, the Company received an unsecured promissory note in the amount of $1,600,000 with a Board member. The note bore interest at the greater of one-month LIBOR plus 3.0% or 8.00% for the first six months and increases by 0.5% per month to a maximum interest rate of 13.0%. The loan was paid in full in December 2009. Interest expense on the loan during the years ended December 31, 2009 and 2008 was approximately $92,000 and $53,333, respectively.

In September 2008, the Company granted an unsecured loan of $215,241 to its Chief Operations Architect. The loan was interest free and was to be repaid in full upon a successful IPO or sale of his primary residence, but in no event later than September 2011. The loan was repaid in full in September 2009. Imputed interest for 2009 was not significant.

In October 2010, the Company entered into a stockholder agreement with Great Hill Investors, LLC, Great Hill Equity Partners III, L.P., and Great Hill Equity Partners IV, L.P., (collectively, "GHP"), whereby GHP agreed to various restrictions with respect to the voting, transfer and sale of shares of the Company's common stock which it currently owns and with respect to any shares it may own in the future in excess of 30% of the Company's outstanding common stock. In addition, the Company and Great Hill entered into a registration rights agreement, which provides Great Hill with certain demand, incidental and shelf registration

Note 11. Related Party Transactions – (continued)

rights subject to various exceptions and qualifications. Lastly, the Company agreed to reimburse Great Hill $700,000 for its reasonable and documented out-of-pocket expenses incurred in connection with the consent solicitation that occurred in 2010. The Company has reimbursed $300,000 to Great Hill and the remaining $400,000 is included in accounts payable as of December 31, 2010.

The Company paid Board members a total of $117,970, $55,240, and $81,666 for consulting fees during the years ended December 31, 2010, 2009, and 2008, respectively. Such amounts have been included in general and administrative expenses in the statements of operations.

Note 12. Retirement Plan

The Company has a defined contribution plan which covers substantially all of the Company's employees. Under the plan, the Company matches 100% of the first 3% of contributions and 50% of the next 2% of contributions. The Company's contribution is based on a maximum of 4% of the employee's contributions. The amount contributed to the plan by the Company amounted to $251,546, $196,649, and $170,018 for the years ended December 31, 2010, 2009, and 2008, respectively.

Note 13. Contingencies

Securities Class Action

On May 24, 2010, a putative class action complaint was filed in the United States District Court for the Southern District of Florida against the Company and certain current and former officers and directors by a stockholder on behalf of herself and other stockholders who purchased Vitacost common stock between September 24, 2009 and April 20, 2010, captioned Miyahira v. Vitacost.com, Inc., Ira P. Kerker, Richard P. Smith, Stewart Gitler, Allen S. Josephs, David N. Ilfeld, Lawrence A. Pabst, Eran Ezra, and Robert G. Trapp, Case 9:10-cv-80644-KLR. The complaint asserts claims under Sections 11, 12(a)(2), and 15 of the Securities Act of 1933 and Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder. The complaint alleges that defendants violated the federal securities laws during the period by, among other things, disseminating false and misleading statements and/or concealing material facts concerning the Company's current and prospective business and financial results. The complaint also alleges that as a result of these actions the Company's stock price was artificially inflated during the class period. The complaint seeks unspecified compensatory damages, costs, and expenses.

On October 19, 2010 the Southern District of Florida appointed a lead plaintiff to represent the purported class of shareholders. Lead plaintiffs filed their amended complaint on February 15, 2011. The amended complaint additionally named as defendants the Company's underwriters for its initial public offering and the Company's former registered independent public accounting firm, added additional claims of alleged false and misleading statements and/or omissions under both the Securities Act and the Exchange Act, and expanded the class period to extend as late as December 7, 2010. On April 28, 2011, lead plaintiffs filed a notice of dismissal without prejudice of the accountant defendants, and on May 4, 2011 the court dismissed the former registered independent public accounting firm without prejudice. The remaining defendants filed their motion to dismiss the amended complaint on April 28, 2011. Lead plaintiffs' opposition to the motion to dismiss is due on June 13, 2011 and defendants' reply is due on July 12, 2011.

The Company records provisions in its consolidated financial statements for pending litigation when it determines that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. As of December 31, 2010, the Company has concluded that it is not probable that a loss has been incurred and is unable to estimate the possible loss or range of loss that could result from an unfavorable verdict. Therefore, the Company has not provided any amounts in the consolidated financial statements for an unfavorable outcome. The Company believes, and has been so advised by counsel, that it has meritorious defenses to the complaint pending against it and will vigorously defend against it. It is possible that the Company's consolidated balance sheets, statements of operations, or cash flows could be materially adversely affected by an unfavorable outcome.

Note 13. Contingencies – (continued)

Derivative Action and Shareholder Demand

On July 16, 2010 the Company received a letter from a stockholder's counsel demanding that our board of directors take action against certain current and former officers and directors. The factual allegations in the letter are similar to those in the class action lawsuit discussed above. On July 20, 2010, a complaint was filed by an alleged stockholder in the Circuit Court of the 15th Judicial Circuit for Palm Beach County, Florida, purportedly on the Company's behalf. The suit named the Company's then-directors and certain officers as defendants. The factual allegations in the lawsuit mirrored those in the class action lawsuit as well, and the claims were for breach of fiduciary duty, unjust enrichment, abuse of control, gross mismanagement, insider trading, and waste of corporate assets. The complaint sought disgorgement, restitution, costs, expenses and non-monetary equitable relief. The Company reached an agreement with the derivative plaintiff to stay proceedings until the Southern District of Florida rules on the Company's motion to dismiss the class action complaint. After a review conducted by the Company's audit committee, on December 7, 2010, the Company filed a Current Report on Form 8-K notifying the market that the Company's financial statements could not be relied upon due to issues relating to the Company's corporate governance and capital structure. In April 2011, the parties in the case, including the plaintiff and the stockholder who made a demand on the Company reached an agreement to settle the matter, subject to court approval. As a result of the settlement, Vitacost has adopted or will adopt significant organizational reforms to strengthen Vitacost's compliance and corporate governance. The settlement also provided that the Company would agree to pay plaintiffs counsels a total of $3.5 million in attorney's fees which was provided for in the consolidated financial statements during the quarter ended September 30, 2010. On April 18, 2011, the Plaintiff filed an amended complaint, which encompassed the allegations described in the initial complaint as well as new allegations concerning corporate governance, organizational, and corporate formation issues at the Company. On April 26, 2011, the Court entered an order preliminarily approving the settlement. On May 27, 2011, the Court issued an order and final judgment (the "Order") approving the settlement of the derivative lawsuit. The Order also quiets title to all outstanding Vitacost shares of stock and stock options for all audited periods since 2004 through June 30, 2009 pursuant to the inherent equitable powers of the Court and the Uniform Commercial Code. The Order further provides that the Company's certificate of incorporation, as amended, is the valid and effective certificate of incorporation of the Company, until validly amended in accordance with applicable Delaware law and the Company's certificate of incorporation and bylaws.

Other matters

In addition to the matters described above, the Company is involved in litigation and administrative proceedings primarily arising in the normal course of its business. In the opinion of the Company, except as set forth above, our liability, if any, under any other pending litigation or administrative proceedings, even if determined adversely, would not materially affect our financial condition, results of operations or cash flows. Furthermore, the Company has not been the subject of any product liability litigation.

Note 14. Quarterly Selected Financial Data (Unaudited)

(In Thousands, Except per Share Data)	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
	2010	2009	2010	2009	2010	2009	2010	2009
Net sales	$57,176	$45,884	$53,952	$47,279	$50,312	$48,354	$ 59,240	$50,291
Operating income	3,788	6,087	(2,000)	5,829	(8,860)	(6,703)	(6,453)	3,668
Net (loss) income	2,505	3,650	(1,421)	3,539	(5,630)	(3,850)	(10,645)	2,555
Earnings (loss) per share								
Basic	$ 0.09	$ 0.16	$ (0.05)	$ 0.15	$ (0.20)	$ (0.17)	$ (0.38)	$ 0.09
Diluted	$ 0.09	$ 0.15	$ (0.05)	$ 0.15	$ (0.20)	$ (0.17)	$ (0.38)	$ 0.09

As discussed in Note 10, the Company established a deferred tax valuation allowance of $6,352,312 against its net deferred tax assets during the fourth quarter of 2010.

Note 15. Stockholder Rights Plan

In March 2010, the Board of Directors approved the Preferred Stock Rights Agreement, dated as of March 24, 2010 (the "Rights Agreement"), by and between the Company and Mellon Investor Services LLC, under which stockholders of record on March 24, 2010 received rights ("Rights") to purchase one one-thousandth of a share of Vitacost's Series A Junior Participating Preferred Stock for each outstanding share of Vitacost's common stock. The Rights are exercisable at an exercise price of $45, subject to adjustment. The Rights will separate from the common stock and Rights certificates will be issued and the Rights will become exercisable upon the earlier of: (1) ten (10) days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15 percent or more of Vitacost's outstanding common stock, or (2) ten (10) business days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15 percent or more of the outstanding common stock of Vitacost. The Rights expire on the earlier of (1) March 24, 2015 or the thirtieth day following the Company's 2012 annual meeting if the approval of the Company's stockholders does not occur at such meeting, or (2) redemption or exchange of the Rights.

On June 16, 2011, the Company entered into an Amendment to the Rights Agreement (the "Amendment"). The Amendment accelerates the final expiration date of the Rights to June 16, 2011.

Note 16. Subsequent Events

On January 3, 2011, the Company received a Staff Determination letter from NASDAQ indicating that the Company had not held its annual meeting of stockholders within the timeframe allowed under the NASDAQ Listing Rules. The Staff informed the Company that the failure to hold its annual meeting within the allowed timeframe serves as an additional basis for delisting the Company's securities from The NASDAQ Stock Market and that the Panel would consider this matter when rendering a decision regarding the Company's continued listing on The NASDAQ Global Market.

On February 22, 2011, the Company received a Staff Determination Letter from NASDAQ indicating that the Company was not in compliance with NASDAQ's audit committee requirements set forth in Listing Rule 5605 because the Company's Audit Committee was comprised of only two members. The NASDAQ staff informed the Company that this serves as an additional basis for delisting the Company's securities from The NASDAQ Stock Market and that the Panel would consider this matter when rendering a decision regarding the Company's continued listing on The NASDAQ Global Market.

On February 28, 2011, the Company received written notice that the Panel had determined to grant the request of the Company to remain listed on The NASDAQ Stock Market, subject to certain conditions. These conditions include: (1) on or before March 15, 2011, the Company shall have met the audit committee requirements by appointing new committee members who meet all applicable requirements under the NASDAQ Listing Rules, (2) on or before June 20, 2011, the Company shall have become current in its filing obligations,

Note 16. Subsequent Events – (continued)

and demonstrated compliance with all quantitative requirements for continued listing, (3) on or before July 5, 2011, the Company shall have solicited proxies and held its annual meeting. The Company was further required to notify the Panel of any significant events occurring during the exception period, including, without limitation, any event that could call into question the Company's historical financial information or that could impact the Company's ability to maintain compliance with any NASDAQ listing requirement or the exception deadline. The Panel reserved the right to reconsider their decision based on any event, condition or circumstance that exists or develops that would, in the opinion of the Panel, make continued listing of the Company's common stock inadvisable or unwarranted.

On March 11, 2011, McGladrey & Pullen, LLP ("McGladrey") resigned as the Company's registered independent public accounting firm. McGladrey resigned after concluding their independence had been impaired as a result of being named a defendant in a class action complaint filed in the United States District Court, Southern District of Florida. The complaint alleged violations of the federal securities laws in connection with McGladrey's audits of the financial statements that were included in the Company's Registration Statement on Form S-1 (No. 333-143926) which was filed with the Securities and Exchange Commission in connection with the Company's initial public offering. The decision of McGladrey to resign was not recommended or approved by the Company's Board of Directors or the Audit Committee of the Board of Directors. On May 4, 2011, the court dismissed McGladrey as a defendant without prejudice.

On April 20, 2011, the Board of Directors of the Company adopted and approved the recommendation of the Audit Committee of the Board of Directors that the Company engage PricewaterhouseCoopers LLP ("PricewaterhouseCoopers") as the Company's registered independent public accounting firm, effective April 21, 2011.

The Company has evaluated subsequent events through the date that the financial statements are issued.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Interim Chief Financial Officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures, as such term is defined in Exchange Act Rule 13a-15(e), as of the end of the period covered by this report. Based upon such evaluation, our Chief Executive Officer and Interim Chief Financial Officer concluded that those controls and procedures are effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and our Interim Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure and are effective to provide reasonable assurance that such information is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Interim Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control — Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2010.

The effectiveness of our internal control over financial reporting as of December 31, 2010 has been audited by PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, as stated in their report, which is included herein.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 during the year ended December 31, 2010 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including the Chief Executive Officer and interim Chief Financial Officer, does not expect that our disclosure controls or internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Vitacost have been detected.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Our directors and executive officers and their ages as of June 20, 2011 are as follows:

Name	Age	Position
Jeffrey Horowitz	64	Chief Executive Officer/Director
Stephen E. Markert, Jr.	60	Interim Chief Financial Officer
Sonya L. Lambert	45	Chief Marketing Officer
Robert D. Hirsch	51	Vice President Information Technology and Chief Information Officer
Mary L. Marbach	44	General Counsel and Corporate Secretary
Michael Kumin	38	Interim Chairman of the Board
Christopher Gaffney	47	Director
Stuart Goldfarb	56	Director
Edwin J. Kozlowski	62	Director, Audit Committee Chairman
Robert G. Trapp, M.D.	62	Director

Executive Officers

Jeffrey J. Horowitz was appointed Chief Executive Officer on February 17, 2011. He served as Interim Chief Executive Officer and a Director of Vitacost from August 2010 through February 17, 2011. Mr. Horowitz provided consulting services to Vitacost in 2010 prior to being appointed Interim Chief Executive Officer. Over the five years prior to joining Vitacost, Mr. Horowitz pursued personal interests. Mr. Horowitz founded Vitamin Shoppe, Inc. ("Vitamin Shoppe") in 1977 and served as its President and Chief Executive Officer from 1977 to January 2000, during which time he oversaw the retail expansion from one store in 1977 to over 200 stores in 11 states. In addition, Mr. Horowitz expanded Vitamin Shoppe's business by establishing a catalog to solicit mail order sales in 1981 and pioneered the online vitamin sales industry in 1998 with the launch of VitaminShoppe.com. Mr. Horowitz also led Vitamin Shoppe during its initial public offering on The NASDAQ Stock Market in 1999. Mr. Horowitz served as President and Chief Executive Officer of VitaminShoppe.com, Inc. from July 1999 to January 2000. Mr. Horowitz served as Chairman of the Board of Directors of VitaminShoppe.com, Inc. from June 1999 to January 2000, as a Director of VitaminShoppe.com, Inc. from May 1999 to 2007 and as a Director of Vitamin Shoppe Industries Inc. from its inception to 2007. We believe Mr. Horowitz's knowledge and valuable insight into the health and wellness industry, his experience as the Chief Executive Officer of Vitamin Shoppe and his service on several boards of directors provide the requisite qualifications, skills, perspectives and experience that make him well qualified to serve on our Board of Directors and as our Chief Executive Officer.

Stephen E. Markert, Jr. was appointed Interim Chief Financial Officer on October 19, 2010. Mr. Markert has more than 35 years of financial experience, primarily in public companies and was most recently with Tatum, LLC, a national financial services firm providing interim Chief Financial Officer services. Mr. Markert was a Partner at Tatum for over three years, and served as interim Chief Financial Officer at Jet Plastica, a $150 million private equity owned manufacturing and distribution company, and at Foamex International, a $1.2 billion public manufacturing company, among other clients. Prior to that, from 1995 to 2005, Mr. Markert served as Vice President Finance, Chief Financial Officer at C&D Technologies, Inc., a $500 million global manufacturer and distributor where he directed a multi-national finance and Information Technology staff. Mr. Markert is a CPA and holds a B.S. in Accounting and an M.B.A. in Finance from LaSalle University.

Sonya L. Lambert has served as our Vice President Marketing since December 2004 and was appointed as Chief Marketing Officer in March 2010. Ms. Lambert joined us in March 2003 as our Director of Marketing. From April 1999 through September 2001, Ms. Lambert was the Director of Marketing, Online Programs for Gerald Stevens, Inc. and was a Senior Marketing Manager for SportsLine.com from 1995 to 1999. Ms. Lambert left the industry from September 2001 through March 2003 to pursue personal interests. She is responsible for the development and execution of eCommerce and catalog marketing strategies. Ms. Lambert received a B.S. in Communications from the University of Florida.

Robert D. Hirsch has served as our Vice President Information Technology and Chief Information Officer since September 2008. Prior to joining us, from 2006 to 2008, Mr. Hirsch served as Vice President of Application Development for JM Solutions, a division within JM Family Enterprises, a privately-held $10 billion diversified automotive company. From 2004 to 2006, Mr. Hirsch served as Vice President and Chief Information Officer of QEP Corporation, a publicly-traded manufacturer, marketer and distributor of flooring tools and accessories for the home improvement and professional installer markets. Prior thereto, Mr. Hirsch served as Director of Technology for Vision Care Holdings, LLC, a Managing Director of PricewaterhouseCoopers and a Vice President of Citicorp. Mr. Hirsch earned his Masters of Science in Information Technology from Barry University and received his undergraduate degree in Computer Science from the University of Miami.

Mary L. Marbach was appointed General Counsel in December, 2009 and our Corporate Secretary in July 2010. Ms. Marbach has been an attorney at the Company since July of 2009. Prior to joining the Company, Ms. Marbach was Senior Transactional Counsel at Imperial Finance and Trading, LLC in Boca Raton, Florida. Ms. Marbach was an associate at Greenberg Traurig, LLP in its Corporate and Securities Group in Boca Raton, Florida from 2002 through 2004. Prior to that, she was an associate at Morrison & Foerster, LLP in its Corporate & Securities Group in Palo Alto, California. Ms. Marbach has a BS from Syracuse University, an MBA from the University of Miami, and a JD from Boston University School of Law. Ms. Marbach is a member of the State Bar of California and the State Bar of Florida.

Directors

Michael A. Kumin has served as Interim Chairman of the Board of Vitacost since July 2010. Mr. Kumin is a Partner with Great Hill Partners, ("GHP"), a Boston-based investment firm. Mr. Kumin has served in a number of positions since joining GHP in 2002, and is presently a Partner responsible for originating and evaluating investment opportunities in the media, internet, software, and business and consumer services sectors. Prior to joining GHP, Mr. Kumin held various executive and investing positions, including roles at both Apollo Management, L.P. and Goldman, Sachs, L.P. Mr. Kumin has served on the Board of Directors of Spark Networks since June 2006. Mr. Kumin serves and has served on the Boards of Directors of numerous private internet companies, including BuscaPé.com and IGN Entertainment. Mr. Kumin graduated with honors from the Woodrow Wilson School of Public & International Affairs at Princeton University with a Bachelor of Arts. We believe Mr. Kumin's extensive experience as a board member of both public and private growth-oriented technology companies, his knowledge of the media, internet, software, and business and consumer services sectors, and his wealth of expertise, particularly in the areas of strategy, mergers and acquisitions, and corporate finance, provide the requisite qualifications, skills, perspectives and experience that make him well qualified to serve on our Board of Directors.

Christopher S. Gaffney has served as a Director of Vitacost since July 2010. Mr. Gaffney is a Managing Partner with, and one of the co-founders of GHP. Mr. Gaffney has been a Managing Partner at GHP since its founding in 1998, and in such position he shares responsibility for the general management, investment policy, fund raising and investor relations at GHP. Mr. Gaffney also continues to actively pursue new investments and manage portfolio companies. Prior to GHP, Mr. Gaffney served as an Associate, Principal and General Partner for Media/Communications Partners, a predecessor organization to GHP. Mr. Gaffney began his career as a commercial lending officer for the First National Bank of Boston in the specialized media lending unit. Mr. Gaffney has served on the Board of Directors of LECG Corporation, a publicly-traded provider of professional services, since December 2009. Mr. Gaffney previously served on the Boards of Directors of Spark Networks from November 2006 to October 2007, Incentra Solutions, Inc., a provider of information technology services that, at the time of Mr. Gaffney's service, traded on the OTC Bulletin Board, from August 2004 to July 2005, and Haights Cross Communications, Inc., an educational and library publisher with publicly-registered debt, from March 1997 to September 2007. Mr. Gaffney serves and has served on the Boards of Directors of numerous private companies, including BuscaPé.com and IGN. Mr. Gaffney is a summa cum laude graduate of Boston College with a degree in Accounting and Economics. We believe Mr. Gaffney's extensive experience in all phases of the lifecycles of growth companies, with a particular emphasis on companies in the media, internet, and business and consumer services sectors, gained as a Managing Partner at a well-known investment firm with $2.7 billion under management and his membership on numerous public and private company boards of directors provide the requisite qualifications, skills, perspectives and experience that make him well qualified to serve on our Board of Directors.

Stuart Goldfarb has served as our Director since February 28, 2011. Mr. Goldfarb has more than 25 years of direct marketing, media and e-commerce experience. He currently serves on the board of Atrinsic, Inc., a marketer of direct-to-consumer subscription products and an internet search-marketing agency. Mr. Goldfarb served as the President and CEO of Direct Brands, Inc., the world's largest direct marketer of music, DVDs, and books, from 2001 to 2009. Prior to joining Direct Brands, Inc., Mr. Goldfarb was President and CEO of bol.com, Bertelsmann's premier online retailer of books and music, doing business in eighteen European and Asian countries. Before joining Bertelsmann, he was Vice Chairman of Value Vision International, a cable TV home shopping and e-commerce company and was also the former Executive Vice President, Worldwide Business Development at NBC, where he held various executive level positions.

Edwin J. Kozlowski has served as our Director since February 28, 2011. Mr. Kozlowski has over 30 years of financial experience working in the retail and nutritional supplement industries. Mr. Kozlowski currently serves on the board and Executive Committee of Suncoast Centers, Inc., a social service, non-profit organization. Mr. Kozlowski served as Executive Vice President and Chief Operating Officer of Retail Ventures, Inc. from 2001 to 2004 and Senior Vice President and Chief Financial Officer — Chief Operating Officer of DSW in 2001. Prior to joining Retail Ventures, Inc., Mr. Kozlowski served as Executive Vice President and Chief Financial Officer of General Nutrition Companies, Inc. ("GNC") from 1990 to 2000. From 1978 to 1990, Mr. Kozlowski held various management positions within GNC. He has also served in senior financial positions at H.K. Porter Company and Arthur Young, LLP. Mr. Kozlowski was an officer with the United States Secret Service and served in the United State Army. He received a Bachelor of Science in accounting from Robert Morris University in 1975.

Robert G. Trapp, M.D. has served as our Director since April 2007. Dr. Trapp has maintained a private practice in rheumatology in Springfield, Illinois since 1989. He was a faculty member at Southern Illinois University School of Medicine from 1981 – 1989 where he served as Chief of the Division of Rheumatology. He has been a principal investigator in more than 125 phase I, II and III clinical trials evaluating new therapies in the treatment of rheumatological diseases. Dr. Trapp is board certified in internal medicine and rheumatology. He is a Fellow of the American College of Physicians and a member of the American College of Rheumatology. He received a Bachelor of Arts from Earlham College and his M.D. from Northwestern University School of Medicine.

All directors hold office until their successors have been elected and qualified or until their earlier resignation or removal. Directors are elected annually. None of the directors are involved in certain legal proceedings covered under Item 401(f) of Regulation S-K. Our Board of Directors has determined that all of our directors except for Mr. Horowitz are "independent directors" and meet the independence requirements under the listing standards of The NASDAQ Stock Market.

There are no family relationships among any of our directors or executive officers.

Section 16(a) Beneficial Ownership Reporting Compliance

Our executive officers, directors, and stockholders with beneficial ownership of more than 10% of our common stock are required, under the Securities Exchange Act of 1934, as amended, to file reports of ownership of our common stock with the Securities and Exchange Commission. Based solely upon a review of the copies of reports furnished to us and written representations that no other reports were required to be filed during fiscal 2010, we are not aware of any late filings.

Code of Ethics

We have adopted a code of business conduct and ethics applicable to all of our directors, officers and employees. A copy of that code is available on our corporate website at *www.vitacost.com*. If any substantive amendments are made to the code of business conduct and ethics or any waiver is granted, we intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding such amendment to, or waiver from, a provision of this code of business conduct and ethics by posting such information on our website, at the address and location specified above, or as otherwise required by the NASDAQ Global Market.

Board Composition

Our board currently consists of six members. Our bylaws permit our board to establish by resolution the authorized number of directors, and six directors are currently authorized. At each annual meeting of stockholders, the terms of each of our incumbent directors expire and all members of our board of directors are elected. All directors elected at an annual meeting will be elected to serve from the time of election and qualification until the next annual meeting following such election.

Audit Committee

Our audit committee currently consists of Messrs. Kozlowski and Goldfarb and Dr. Trapp. Our board of directors has determined that Mr. Kozlowski is an audit committee financial expert and that he meets the requirements for independence under the current requirements of The NASDAQ Stock Market LLC.

Procedures by which stockholders may recommend nominees to our Board of Directors

The Nominating/Corporate Governance Committee will consider properly submitted stockholder nominations for candidates for membership on the Board of Directors as well as candidates recommended for consideration by the Nominating/Corporate Governance Committee as described below under "Identifying and Evaluating Nominees for Directors." Any stockholder nominations must comply with the requirements of the Company's amended and restated bylaws and should include all information relating to such nominee as would be required to be disclosed in solicitations of proxies for the election of such nominee as a director pursuant to Regulation 14A under the Exchange Act, such nominee's written consent to be named in the proxy statement as a nominee and to serve as a director if elected, as well as a written statement executed by such nominee acknowledging that as a director of the Company, such nominee will owe a fiduciary duty under the General Corporation Law of the State of Delaware exclusively to the Company and its stockholders. In addition, stockholder nominations should be submitted within the time frame required by the Company's amended and restated bylaws and addressed to: Vitacost.com, Inc., Attention: General Counsel, 5400 Broken Sound Blvd., NW, Suite 500, Boca Raton, Florida.

A stockholder that instead desires to merely recommend a candidate for consideration by the Nominating/Corporate Governance Committee shall direct the recommendation in writing to Vitacost.com, Inc., Attention: General Counsel, 5400 Broken Sound Blvd., NW, Suite 500, Boca Raton, Florida, and must include the candidate's name, home and business contact information, detailed biographical data and qualifications, information regarding any relationships between the candidate and the Company within the last three years and evidence of the nominating person's ownership of Company stock.

Director Qualifications

In discharging its responsibilities to nominate candidates for election to the Board of Directors, the Nominating/Corporate Governance Committee has not specified any minimum qualifications for serving on the Board of Directors. However, the Nominating/Corporate Governance Committee endeavors to evaluate, propose and approve candidates with business experience and personal skills in the health and wellness industry, finance, marketing, financial reporting and other areas that may be expected to contribute to an effective Board of Directors. The Nominating/Corporate Governance Committee seeks to ensure that the Board of Directors is composed of individuals who have experience relevant to the needs of the Company and who have the highest professional and personal ethics, consistent with the Company's values and standards. Candidates should be committed to enhancing stockholder value and should have sufficient time to carry out their duties and to provide insight and practical wisdom based on experience.

Identifying and Evaluating Nominees for Directors

The Nominating/Corporate Governance Committee utilizes a variety of methods for identifying and evaluating director nominees. Candidates may come to the attention of the Nominating/Corporate Governance Committee through current members of the Board of Directors, professional search firms, stockholders or other persons. These candidates are evaluated at regular or special meetings of the Nominating/Corporate Governance Committee and may be considered at any point during the year. As described above, the Nominating/Corporate Governance Committee considers properly submitted stockholder nominations and recommendations for candidates for the Board of Directors. Following verification of the stockholder status of persons proposing candidates, nominations and recommendations are aggregated and considered by the Nominating/Corporate Governance Committee. If any materials are provided by a stockholder in connection with the nomination or recommendation of a director candidate, such materials are forwarded to the Nominating/Corporate Governance Committee. The Nominating/Corporate Governance Committee also reviews materials provided by professional search firms or other parties in connection with a nominee who is not proposed by a stockholder.

Item 11. Executive Compensation

Compensation Discussion and Analysis

Overview

Our executive compensation program is designed to enable us to attract and retain key personnel and provide incentives that promote short and long-term financial growth and stability to enhance stockholder value based on a pay-for-performance model. Our compensation committee reviews and recommends to our board of directors the compensation program for our "Named Executive Officers" and oversees our executive compensation strategy. In 2010, our Named Executive Officers were Ira P. Kerker, our former Chief Executive Officer, Richard P. Smith, our former Chief Financial and Accounting Officer, Jeffrey Horowitz, our Chief Executive Officer, Stephen E. Markert, Jr. our interim Chief Financial Officer; Sonya L. Lambert, our Chief Marketing Officer, Robert D. Hirsch, our Vice President Information Technology and Chief Information Officer, Mary Marbach, our General Counsel and Corporate Secretary and Birender S. Brar, our former Vice President Supply Chain.

The discussion in this section describes compensation paid to our Named Executive Officers for services rendered to us in all capacities during our fiscal year ended December 31, 2010.

Our executive compensation program provides for the following elements:

- base salaries, which are designed to allow us to attract and retain qualified candidates;
- incentive compensation, which provides additional cash compensation and is designed to support our pay-for-performance philosophy and align compensation with our corporate strategies and business and financial objectives;
- equity compensation, principally in the form of stock options, which are granted to incentivize executive behavior that results in increased stockholder value; and
- a benefits package that is available to all of our employees.

A detailed description of these components is provided below.

Elements of Our Executive Compensation Program

Base Salary. The base salary provides cash compensation for performing the essential elements of our executive positions. We strive to set our base salaries at levels which we believe are competitive in our market and provide our executives a level of compensation that permits them to focus their energies on job performance.

Annual Bonus/Incentive Compensation. Our incentive compensation, in the form of cash payment, is intended to compensate our executives after the end of each calendar quarter for meeting our corporate and/or financial objectives and, in the case of certain executives, their individual performance objectives and to incentivize our executives to meet these objectives. We may set multiple objectives for an executive to achieve. A specific incentive payment may be earned for meeting one or more of such objectives. Further, our incentive compensation is intended to reward and incentivize our executives for exceeding their objectives. We may grant discretionary cash bonuses as an award to our executives for performance that is not necessarily rewarded by the incentive compensation or to attract new executives to join our management team. For those Named Executive Officers who received a bonus, their objectives were set by the appropriate executive or compensation committee. The potential incentive compensation in 2010 ranged from 4.3% to 189.3%.

Equity-Based Compensation. Generally, the goals of our equity based compensation are intended to align the interests of our Named Executive Officers with the interests of our stockholders. Our Named Executive Officers typically receive equity awards in the form of stock options that vest equally over a period of five years in an effort to encourage the long-term retention of our executives. We may, however, grant options or other awards that vest immediately as determined by our compensation committee to be consistent with our objectives. The exercise price of our stock option grants is the fair market value of our stock on the grant date. Also, our stock option awards typically provide for the acceleration of vesting of options in the event of a change in control of our company. We have not yet established policies for the timing of awarding stock option grants to our executives. The compensation committee intends to adopt a policy regarding the timing of grants in relation to the release of material information to our stockholders.

Benefits. We provide our Named Executive Officers other benefits generally available to our employees such as health benefits, a 401(k) plan and life and disability insurance. These benefits are intended to provide support to our executives and their families throughout various stages of their careers, and these core benefits are provided to all executives regardless of their individual performance levels. The 401(k) plan allows participants to defer their annual compensation, subject to the limitations set by the Internal Revenue Code, which was $16,500 per person for 2010. The executives' elective deferrals are immediately vested and non-forfeitable upon contribution to the 401(k) plan.

Determining the Amount of Each Element of Compensation

Base Salary. Generally, base salaries for our Named Executive Officers are established through negotiation when the executive is hired. Factors we considered in the negotiation are prior experience, qualifications, prior salary and our need for the particular qualifications of such executive. Adjustments in base salary are based on the executive's responsibilities, performance and their overall compensation package. We review our executives' base salaries annually taking into consideration the executive's level of responsibilities, performance, tenure and salaries of our comparable executive and an employee's overall compensatory arrangement. In the event of material changes in position, responsibilities or other factors, the compensation committee may consider changes in base pay during the year. Our Named Executive Officers' base salaries are reviewed and approved by our board of directors.

In 2010, our compensation committee, as approved by our board of directors, made the following increases in the base salaries of our executives:

	2010 Base Salary	2009 Base Salary	Percentage Increase	Change
Ira P. Kerker, *Former Chief Executive Officer*	$280,000	$233,700	19.8%	$46,300
Richard P. Smith, *Former Chief Financial and Accounting Officer*	$254,000	$223,000	13.9%	$31,000
Sonya L. Lambert, *Chief Marketing Officer*	$225,000	$165,600	35.9%	$59,400
Robert Hirsch, *Vice President Information Technology and Chief Information Officer*	$178,000	$178,000	0.0%	$ —
Mary L. Marbach, *General Counsel and Corporate Secretary*	$140,000	$140,000	0.0%	$ —
Birender S. Brar, *Former Vice President Supply Chain*	$140,000	$140,000	0.0%	$ —

Annual Bonus/Incentive Compensation. Our incentive compensation is payable subsequent to the end of each calendar quarter after it has been determined if the goals have been achieved. Our compensation committee or appropriate executive has the authority to modify a bonus structure during the year if deemed appropriate. Examples of circumstances in which we may consider revising a bonus plan include acquisitions, mergers, divestitures, successful expansion of distribution or manufacturing capabilities and other material changes in our company.

Our executive bonus plan for 2010 provides a potential bonus for each executive. In 2010, the potential awards were as follows:

Name	Annual Maximum Bonus Opportunity	Maximum Bonus as a Percentage of Base Salary 2010
Jeffrey Horowitz,[1] *Chief Executive Officer*	$ 75,000	18.8%
Stephen E. Markert, Jr.,[1] *Interim Chief Financial Officer*	$ 10,000	4.3%
Sonya L. Lambert, *Chief Marketing Officer*	$103,680	46.1%
Robert D. Hirsch, *Vice President Information Technology and Chief Information Officer*	$ 36,250	20.4%
Mary L. Marbach, *General Counsel and Corporate Secretary*	$ 40,000	28.6%
Ira P. Kerker, *Former Chief Executive Officer*	$530,000	189.3%
Richard P. Smith, *Former Chief Financial and Accounting Officer*	$240,000	94.5%
Birender S. Brar, *Former Vice President Supply Chain*	$ 20,000	14.3%

(1) Named Executives hired in 2010.

Each of the incentive goals are stand-alone and are evaluated separately so that some goals can be met and corresponding bonuses paid while other goals are not met and no corresponding bonus paid.

To the extent incentive goals are nonfinancial or individual goals, the goals are established by the executive officer's manager or direct report and, in the case of our Chief Executive Officer, by our board of directors or compensation committee. The nonfinancial or individual goals are established based upon various factors including our need to complete a particular project, achieve a particular outcome, or otherwise obtain a desired result. Additionally, these goals may be based upon adherence to company values such as accountability and teamwork, overall job competency, and performance against specified objectives. The assessment of the achievement of such goals is often a somewhat subjective analysis and, therefore, is determined in the discretion of the executive officer's manager or direct report or, in the case of our Chief Executive Officer, at the discretion of our board of directors or compensation committee. We based the incentive pay of our Chief Executive Officer, Chief Financial and Accounting Officer and Vice President Marketing solely on financial goals because these individuals were not tasked with implementing specific projects whose completion would not otherwise be reflected in our results of operations. We believed that the financial and nonfinancial goals were equally important, and, therefore, we allocated incentive pay equally between these two types of goals. Selected key officers received bonuses in 2010 based on the performance of the company in the first quarter. As performance began to lag in the second quarter, decisions were made to reduce or suspend bonus payments.

Allocation of Equity Compensation Awards

In 2010, we granted stock options to our Named Executive Officers. Stock options were granted to our Chief Executive Officer (option to purchase 200,000 shares of our common stock), General Counsel (option to purchase 50,000 shares of our common stock), and Vice President Supply Chain (option to purchase 20,000 shares of our common stock).

Our compensation committee does not apply a rigid formula in allocating stock options to executives as a group or to any particular executive. Instead, our compensation committee exercises its judgment and discretion and considers, among other things, the role and responsibility of the executive, competitive factors, the amount of stock-based equity compensation already held by the executive, the non-equity compensation received by the executive and the total number of options to be granted to all participants during the year. Our compensation committee typically makes annual grants of equity awards to our Named Executive Officers in connection with its annual review of our employees' compensation and then throughout the year.

Executive Equity Ownership

We believe it is important for our Named Executive Officers to have their interests aligned with our stockholders and, therefore, to be granted equity incentive awards. We have not, however, established specific stock retention and ownership guidelines for our executives.

Type of Equity Awards

Our stock award plans permits us to issue qualified and non-qualified stock options, stock appreciation rights, restricted stock, stock units, bonus stock, and other equity awards.

Severance and Change in Control Arrangements

For a description of the severance and change in control arrangements we have with our Named Executive Officers, see "Executive Compensation — Employment Agreements" and "Executive Compensation — Payments Upon Termination or Upon Change in Control." The compensation committee believed that these arrangements were necessary to attract and retain our Named Executive Officers. The terms of each arrangement were determined in negotiation with the applicable Named Executive Officer in connection with the executive's hiring and were not based on any set formula.

Effect of Accounting and Tax Treatment on Compensation Decisions

In the review and establishment of our compensation programs, we consider the anticipated accounting and tax implications to us and our executives. In this regard, we may begin utilizing restricted stock and restricted stock units as additional forms of equity compensation incentives in response to changes in the accounting treatment of equity awards under the authoritative accounting guidance. While we consider the applicable accounting and tax treatment of alternative forms of equity compensation, these factors alone are not dispositive, and we also consider the cash and non-cash impact of the programs and whether a program is consistent with our overall compensation philosophy and objectives.

Section 162(m) of the Internal Revenue Code imposes a limit on the amount of compensation that we may deduct in any one year with respect to our Chief Executive Officer and each of our three highest compensated officers excluding our Chief Financial Officer, unless specific and detailed criteria are satisfied. Performance-based compensation, as defined in the Internal Revenue Code, is fully deductible if the programs are approved by stockholders and meet other requirements. In general, we have determined that we will not seek to limit executive compensation so that it is deductible under Section 162(m). However, from time to time, we monitor whether it might be in our interests to structure our compensation programs to satisfy the requirements of Section 162(m). We seek to maintain flexibility in compensating our executives in a manner designed to promote our corporate goals and, therefore, our compensation committee has not adopted a policy requiring all compensation to be deductible.

Role of Executives in Executive Compensation Decisions

Our compensation committee seeks input from our Chief Executive Officer when discussing the performance of, and compensation levels for, our Named Executive Officers other than himself. The compensation committee also works with the Chief Executive Officer and with our Chief Financial Officer in evaluating the financial, accounting, tax and retention implications of our various compensation programs. No Executive participates in deliberations relating to his or her own compensation.

Compensation Committee Report

The information contained in this report will not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor will such information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate it by reference in such filing.

The compensation committee has reviewed and discussed the Compensation Discussion and Analysis set forth in this Annual Report on Form 10-K with our management. Based on such review and discussions, the Compensation Committee has recommended to our board that the Compensation Discussion and Analysis be included in this Annual Report on Form 10-K.

Compensation Committee
Michael A. Kumin
Christopher S. Gaffney

Summary of Cash and Other Compensation

The Summary Compensation Table below presents information concerning the total compensation of our Named Executive Officers for the fiscal years ended December 31, 2010, 2009 and 2008. Mr. Horowitz and Mr. Markert, Jr. were not Named Executive Officers prior to fiscal 2010; therefore, their compensation information is not presented for fiscal 2009.

Summary Compensation Table

		Salary ($)	Bonus[1]	Option Awards[2]	Non-Equity Incentive Plan Compensation	All Other Compensation[3]	Total Compensation
Jeffrey Horowitz,[4]	2010	$153,846	$ —	$ 894,000	$ 75,000	$ —	$1,122,846
Chief Executive Officer	2009	$ —	$ —	$ —	$ —	$ —	$ —
	2008	$ —	$ —	$ —	$ —	$ —	$ —
Stephen E. Markert, Jr.,	2010	$ 37,058	$ —	$ —	$ 10,000	$ —	$ 47,058
Interim Chief Financial	2009	$ —	$ —	$ —	$ —	$ —	$ —
Officer	2008	$ —	$ —	$ —	$ —	$ —	$ —
Sonya L. Lambert,	2010	$209,408	$ —	$ —	$ —	$ —	$ 209,408
Chief Marketing Officer	2009	$154,735	$ 15,600	$ 565,600	$103,680	$ —	$ 839,615
	2008	$144,000	$ —	$ 81,600	$107,496	$ —	$ 333,096
Robert D. Hirsch,	2010	$177,778	$ —	$ —	$ 31,710	$ —	$ 209,488
Vice President Information	2009	$159,046	$ 11,700	$ 141,400	$ 36,240	$ —	$ 348,386
Technology and Chief Information Officer	2008	$ 37,838	$ —	$ —	$ 9,060	$ —	$ 46,898
Mary Marbach,	2010	$140,000	$ —	$ 326,000	$ 40,000	$ —	$ 506,000
General Counsel and	2009	$ 31,877	$ 1,000	$ —	$ 10,000	$ —	$ 42,877
Corporate Secretary	2008	$ —	$ —	$ —	$ —	$ —	$ —
Ira P. Kerker,[5]	2010	$181,969	$ —	$ —	$ 17,500	$ —	$ 199,469
Former Chief Executive	2009	$213,804	$125,000	$1,446,250	$ 70,000	$ —	$1,855,054
Officer	2008	$194,000	$ —	$ 132,600	$ 62,500	$ —	$ 389,100
Richard P. Smith,[6]	2010	$209,956	$ —	$ —	$ 8,750	$ —	$ 218,706
Former Chief Financial	2009	$208,254	$125,000	$ 919,100	$ 70,000	$ —	$1,322,354
and Accounting Officer	2008	$193,000	$ —	$ 132,600	$ 62,500	$ —	$ 388,100
Birender S. Brar,[7]	2010	$105,538	$ —	$ 130,400	$ —	$ —	$ 235,938
Former Vice President	2009	$ 86,520	$ 2,500	$ —	$ 33,250	$ —	$ 122,270
Supply Chain	2008	$ 39,500	$ —	$ —	$ —	$ —	$ 39,500

(1) We report executive plan awards in the column titled "Non-Equity Incentive Plan Compensation."

(2) Amounts shown do not reflect compensation actually received by the Named Executive Officer. Instead, the amounts represent the aggregate grant date fair value related to option awards, granted in the year indicated, pursuant to Statement of Financial Accounting Standards Codification Topic 718. For a discussion of the valuation assumptions, see Note 1 to our consolidated financial statements.

(3) None of the Named Executive Officers received personal benefits valued at $10,000 or more in the aggregate during the fiscal year ending December 31, 2010.

(4) Mr. Horowitz became Chief Executive Officer on February 17, 2011. Prior to his appointment as the Company's Chief Executive Officer, he served as the Company's Interim Chief Executive Officer from August 2010 through February 2011. In 2010, Mr. Horowitz received $11,667 in compensation pursuant to a consulting agreement with the Company under which Mr. Horowitz provided certain management consulting services.

(5) On August 16, 2010, Mr. Kerker and the Company announced his separation from the Company.

(6) On October 19, 2010, the Company terminated Mr. Smith from his position as Chief Financial and Accounting Officer.

(7) On September 20, 2010, Mr. Brar tendered his resignation as Vice President, Supply Chain.

Stock and Option Award Grants and Exercises

The following table summarizes information concerning grants of plan-based awards made by us for services rendered during the fiscal year ended December 31, 2010 to each of the Named Executive Officers.

Grants of Plan-Based Awards

		Estimated Future Payouts Under Non- Equity Incentive Plan Awards			All Other Option Awards Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Options Awards[(2)]
Name	**Grant Date**	**Threshold ($)**	**Target ($)**	**Maximum ($)**	**(#)**	**($/Sh)[(1)]**	
Jeffrey Horowitz	2010	—	$ 75,000	—	—	—	—
	8/2/2010	—	—	—	200,000	$8.91	$894,000
Stephen E. Markert, Jr.	2010	—	$ 10,000	—	—	—	—
Sonya L. Lambert	2010	—	$103,680	—	—	—	—
Robert D. Hirsch	2010	—	$ 36,250	—	—	—	—
Mary Marbach	2010	—	$ 40,000	—	—	—	—
	2/3/2010	—	—	—	50,000	$9.72	$326,000
Ira P. Kerker	2010	—	$265,000	$530,000	—	—	—
Richard P. Smith	2010	—	$120,000	$240,000	—	—	—
Birender S. Brar	2010	—	$ 20,000	—	—	—	—
	2/3/2010	—	—	—	20,000	$9.72	$130,400

(1) The exercise price for the stock option was the closing price our common stock on the grant date, as reported on the NASDAQ Stock Market.

(2) The grant date fair value of options is based on the fair value calculated pursuant to Statement of Financial Accounting Codification Topic 718. For a discussion of the valuation assumptions, see Note 1 to our consolidated financial.

Outstanding Equity Awards at Fiscal Year End

Name	Number of Securities Underlying Unexercised Options(1) Exercisable	Number of Securities Underlying Unexercised Options(1) Unexercisable	Option Exercise Price	Option Expiration Date
Jeffrey Horowitz	166,667	33,333(2)	$ 8.910	8/1/2021
Sonya L. Lambert	35,200	—	$ 3.750	3/4/2015
	20,000	—	$ 3.750	3/31/2016
	80,000	—	$ 3.750	9/19/2016
	80,000	—	$ 7.500	12/30/2017
	80,000	—	$12.000	9/23/2019
Robert D. Hirsch	80,000	—	$ 7.500	12/14/2018
	20,000	—	$12.000	9/23/2019
Mary Marbach	—	50,000(3)	$ 9.720	2/3/2019
Ira P. Kerker	33,480	—	$ 3.125	2/13/2015
	20,000	—	$ 3.750	5/13/2015
	100,000	—	$ 3.750	12/10/2015
	20,000	—	$ 3.750	12/11/2016
	130,000	—	$ 7.500	12/30/2017
	200,000	—	$12.000	9/23/2019
	5,000	—	$10.350	12/30/2020
Richard P. Smith	13,600	—	$ 2.031	1/11/2014
	20,000	—	$ 2.500	1/11/2015
	80,000	—	$ 3.750	12/10/2015
	20,000	—	$ 3.750	12/11/2016
	130,000	—	$ 7.500	12/30/2017
	130,000	—	$12.000	9/23/2019

(1) The aggregate number of option awards outstanding at December 31, 2010 was 2,717,530. The aggregate number of option awards owned by our Named Executive Officers at December 31, 2010 was 1,547,280.

(2) These options vested on January 16, 2011.

(3) These options vest as follows: 10,000 vest on each of February 2, 2011, 2012, 2013, 2014 and 2015, respectively.

Pension Benefits

We do not maintain any defined benefit pension plans.

Nonqualified Deferred Compensation

We do not maintain any nonqualified deferred compensation plans.

Fiscal 2010 Potential Payments Upon Termination or Change In Control Table

If the Named Executive Officers' employment had been terminated on December 31, 2010 for any reason other than a change of control (as defined in the employment agreements entered into with each Named Executive Officer) or terminated pursuant to a change of control on December 31, 2010, each executive would have received the payments described in the following table.

Name	Benefit	Termination with Cause	Termination without Cause	Termination due to Change in Control	Death	Disability
Jeffrey Horowitz	Continuation of Salary[1]	$ —	$400,000	$400,000	$ —	$ —
	Bonus Payout	—	75,000	75,000	—	—
	Medical Benefits	—	—	—	—	—
	Acceleration of Stock Options[7]	—	—	—	—	—
		$ —	$475,000	$475,000	$ —	$ —
Stephen Markert	Continuation of Salary	$ —	$ —	$ —	$ —	$ —
	Bonus Payout	—	—	—	—	—
	Medical Benefits	—	—	—	—	—
	Acceleration of Stock Options[7]	—	—	—	—	—
		$ —	$ —	$ —	$ —	$ —
Sonya Lambert	Continuation of Salary[2][3][4]	$ —	$450,000	$450,000	$225,000	$225,000
	Bonus Payout	—	226,800	226,800	113,400	113,400
	Medical Benefits[6]	—	9,000	9,000	—	—
	Acceleration of Stock Options[7]	—	—	—	—	—
		$ —	$685,800	$685,800	$338,400	$338,400
Robert Hirsch	Continuation of Salary[2][3][4]	$ —	$177,800	$177,800	$177,800	$177,800
	Bonus Payout	—	28,500	47,940	28,500	28,500
	Medical Benefits[6]	—	9,000	9,000	—	—
	Acceleration of Stock Options[7]	—	—	—	—	—
		$ —	$215,300	$234,740	$206,300	$206,300
Mary Marbach	Continuation of Salary[5]	$ —	$ 2,692	$ —	$ 35,000	$ 35,000
	Bonus Payout	—	—	—	—	—
	Medical Benefits	—	—	—	—	—
	Acceleration of Stock Options[7]	—	—	—	—	—
		$ —	$ 2,692	$ —	$ 35,000	$ 35,000

(1) Payable over a 12 month period subject to executive executing and delivering to us a full and unconditional release and executive paying any and all amounts owed to us under any contract, agreement or loan document.

(2) Termination without cause obligation payable over a 24 month period subject to executive executing and delivering to us a full and unconditional release and executive paying any and all amounts owed to us under any contract, agreement or loan document.

(3) Change in control amount obligation in a single lump sum within 10 days of termination subject to executive executing and delivering to us a full and unconditional release and executive paying any and all amounts owed to us under any contract, agreement or loan document.

(4) Death or disability obligation payable in a single lump sum within 30 days.

(5) Payable in a single lump sum within 30 days subject to executive executing and delivering to us a full and unconditional release and executive paying any and all amounts owed to us under any contract, agreement or loan document.

(6) Entitled to receive up to 18 months company paid COBRA benefits.

(7) The dollar value of the equity acceleration in this chart is based on the closing price of our common stock on December 7, 2010 (the last day of trading in 2010) less the exercise price of the options multiplied by the number of unvested options.

Employment Agreements and Change-In-Control Arrangements

Named Executive Officers

Jeffrey Horowitz

On February 17, 2011, in connection with his appointment as Chief Executive Officer, the Company and Mr. Horowitz entered into an employment agreement that has a 4 year term from its commencement date of August 16, 2010 and supersedes his previous consulting agreement with the Company. In consideration for Mr. Horowitz's services, the Company will pay Mr. Horowitz an annual salary of $400,000 and an annual bonus of up to $275,000 payable, except as set forth in the following sentence, pursuant to the satisfaction of performance goals under the Company's annual incentive compensation plan for senior executives. For the period from August 16, 2010 through December 31, 2010, Mr. Horowitz will be paid a guaranteed bonus of $75,000 and for the 2011 calendar year, Mr. Horowitz will be paid a guaranteed bonus of $275,000. For the period from August 16, 2010 until the date of the agreement, Mr. Horowitz was paid a lump sum equal to the difference between the annual salary that would have been paid under the employment agreement and the amount he was paid pursuant to his consulting agreement for such period. On the date of which the Company's stockholders approve a new equity compensation plan, Mr. Horowitz will be granted a nonqualified stock option to purchase 950,000 shares of the common stock of the Company. The option will vest periodically so that it is fully vested on August 15, 2014. Under the employment agreement, in the event Mr. Horowitz's employment is terminated by the Company without cause or by Mr. Horowitz for "good reason" (as such terms are defined in the employment agreement), Mr. Horowitz will be entitled to receive the following: severance equal to 12 months of Mr. Horowitz's annual salary or, if less, the salary that would have been paid had he remained employed through August 15, 2014; prorated annual bonus for the year of termination; and either (i) complete vesting of any stock options that had not yet vested or (ii) if the stock option described above has not been granted, $2,500,000. If Mr. Horowitz's employment is terminated due to his death or disability, he will be entitled to payment of a prorated annual bonus for the year of termination and, only if the stock option described above has not been granted, a payment of $2,500,000. Mr. Horowitz's receipt of the severance benefits discussed above is contingent on Mr. Horowitz signing and not revoking a release of claims against the Company. Capitalized terms used in this paragraph with regard to certain employment agreements have the meaning ascribed to them in that certain employment agreement.

Stephen E. Markert, Jr.

On October 19, 2010, we entered into an employment agreement with Stephen E. Markert, Jr., interim Chief Financial Officer, which can be terminated by the employee or us upon 60 days written notice. Mr. Markert earns a salary equal to $235,000 annually, and is eligible to earn discretionary bonuses and employee benefits commensurate with his position. Mr. Markert is also entitled to reimbursement of living expenses of up to $2,000 per month. Under his agreement, Mr. Markert is subject to a confidentiality, non-solicitation and non-competition agreement during the period he is employed for a one-year period following termination. Capitalized terms used in this paragraph with regard to certain employment agreements have the meaning ascribed to them in that certain employment agreement.

Sonya L. Lambert

Effective April 1, 2007, we entered into an employment, non-competition and proprietary rights agreement with Sonya L. Lambert, Chief Marketing Officer, for a one-year term, automatically renewable for additional one-year terms annually, unless otherwise terminated by the employee or us. Under the original agreement, Ms. Lambert earned a salary of $120,000 annually and is eligible to receive a marketing bonus based on performance (up to $21,600 per quarter), vacation and employee benefits commensurate with her position. If Ms. Lambert's employment is terminated by us without "cause" (as defined in the agreement), in addition to any compensation and benefits accrued through such termination, Ms. Lambert may, subject to her execution of a general release of claims against us, receive a lump-sum severance payment of up to 12 months' base salary plus a prorated portion of the performance bonuses, as well as up to 18 months of company-paid continuation medical benefits. If Ms. Lambert's employment terminates due to her death or disability, she or her estate will receive a lump sum payment equal to the sum of three months' base salary, accrued yet unused vacation pay and a prorated bonus, in addition to any compensation and benefits accrued through such termination. Under her agreement, Ms. Lambert is subject to a confidentiality, non-solicitation and non-competition agreement during the period she is employed and for a period thereafter. The confidentiality and non-competition provisions extend for a two-year period following termination and the non-solicitation provision extends for a period of one year following termination. For the year ended December 31, 2008, Ms. Lambert's base salary under the agreement was increased to $144,000.

On June 30, 2009, the agreement was amended to increase her annual base salary to $165,600 and to increase the maximum amount of the quarterly bonus she may receive to $25,920 per quarter. Further, pursuant to the amendment, effective as of the successful registration of our initial public offering: (i) so long as Ms. Lambert had not voluntarily resigned from her employment with us, all of Ms. Lambert's then-outstanding options, to the extent necessary, became fully vested and non-forfeitable; and (ii) so long as Ms. Lambert was then employed by us, Ms. Lambert was issued fully vested, non-forfeitable options to purchase 100,000 shares of our common stock at the initial public offering price (or 80,000 shares of our common stock after giving effect to the four-for-five reverse stock split of our common stock effected on September 17, 2009).

On March 22, 2010, the amended agreement was further amended to provide for a two-year term commencing on March 15, 2010, renewable upon mutual agreement by us and Ms. Lambert. The amendment further amended the agreement to provide that in the event of a termination by us of Ms. Lambert "without cause" (as defined in the agreement), then, in addition to any compensation and benefits accrued through such termination, and subject to her execution of a general release of claims against us, and subject to her compliance with her confidentiality, non-solicitation and non-competition agreement, Ms. Lambert is entitled to (i) a severance payment equal to the greater of (a) two times the sum of her then current base salary and the average of her prior two years' annual bonus, or (b) the amount she would be entitled to receive (e.g. base salary, bonus, vacation pay) for the remainder of the term as if she remained employed until the last day of such term, payable in 24 equal monthly payments and (ii) 18 months of company-paid continuation medical benefits. In the event of a termination by the Company without cause within the time periods specified above, and subject to her execution of a general release of claims against us, and subject to her compliance with her confidentiality, non-solicitation and non-competition agreement, then Ms. Lambert would be entitled to the severance payment of $685,800. The amendment further amended the agreement to provide that if the employment of Ms. Lambert is terminated following a "Change in Control" (as defined in the amendment), either by the Company without cause or by Ms. Lambert for "Good Reason" (as defined in the amendment), then Ms. Lambert is entitled to the following severance terms (in addition to any compensation and benefits accrued through such termination), subject to her execution of a general release of claims against us, and subject to her compliance with her confidentiality, non-solicitation and non-competition agreement: if terminated without cause or for Good Reason within 18 months after Change in Control, a lump sum payment equal to two times her then current base salary and two times the higher of (i) the average of the prior two years' annual bonus and (ii) last year's bonus. If the employment of Ms. Lambert is terminated following a Change in Control, either by the Company without cause or by Ms. Lambert for Good Reason, within the time periods specified above, subject to her execution of a general release of claims against us, and subject to her compliance with her confidentiality, non-solicitation and non-competition agreement, then, subject to the following sentence, Ms. Lambert would be entitled to the severance payment of $685,800. Notwithstanding the foregoing, however, the second amendment also provided for certain cutbacks of amounts owed to Ms. Lambert in the event such payments to be made to her on account of a Change in Control was deemed to be "excess parachute payments" as defined in Section 280G of the Code and, as a result, Ms. Lambert may not receive that total severance payment amount. Capitalized terms used in this paragraph with regard to certain employment agreements have the meaning ascribed to them in that certain employment agreement.

Robert D. Hirsch

On September 16, 2008, we entered into an employment, non-competition and proprietary rights agreement with Robert D. Hirsch, Vice President Information Technology and Chief Information Officer, for a one-year term, automatically renewable for additional one-year terms annually, unless otherwise terminated by the employee or us. The contract term has been automatically renewed each year since September 16, 2008, with the current one-year term continuing to September 17, 2011. Under the original agreement, Mr. Hirsch earned a salary of $145,000 annually, and is eligible to earn annual performance bonuses, vacation and employee benefits commensurate with his position. On the initial date of Mr. Hirsch's employment, he was also granted options to purchase up to 100,000 shares of our common stock at $6.00 per share (or 80,000 shares at $7.50 per share after giving effect to the four-for-five reverse stock split of our common stock affected on September 17, 2009). These options vest 20% each year on the anniversary date of Mr. Hirsch's employment agreement and are fully vested after five years. Each option has a term of nine years. Upon Mr. Hirsch's termination of employment for any reason, all unvested options are forfeited to us and all vested options must be exercised within 30 days and if not exercised during the 30-day period will be forfeited to us. If Mr. Hirsch's employment is terminated by us without "cause" (as defined in the agreement), in addition to any compensation and benefits accrued through such termination, Mr. Hirsch may, subject to his execution of a general release of claims against us, receive a lump-sum severance payment in an amount equal to the sum of two weeks' base salary for each year served, up to a total of six weeks' base salary, accrued yet unused vacation pay and a prorated portion of the annual performance bonus earned through the date of termination, as well as up to 18 months of employee-paid continuation medical benefits. If Mr. Hirsch's employment terminates due to his death or disability, he or his estate will receive a lump sum payment equal to the sum of three months' base salary accrued yet unused vacation pay and a prorated portion of the annual performance bonus earned through the date of termination, in addition to any compensation and benefits accrued through such termination. Under his agreement, Mr. Hirsch is subject to a confidentiality, non-solicitation and non-competition agreement during the period he is employed and for a period of two years thereafter.

On June 30, 2009, the agreement was amended to increase his annual base salary to $166,750. Further, pursuant to the amendment, effective as of the successful registration our initial public offering: (i) so long as Mr. Hirsch had not voluntarily resigned from his employment with us, all of Mr. Hirsch's then-outstanding options, to the extent necessary, became fully vested and non-forfeitable; and (ii) so long as Mr. Hirsch was then employed by us, Mr. Hirsch was issued fully vested, non-forfeitable options to purchase 25,000 shares of our common stock at the initial public offering price (or 20,000 shares of our common stock after giving effect to the four-for-five reverse stock split of our common stock effected on September 17, 2009).

On March 22, 2010, the amended agreement was further amended to provide that in the event of a termination by us of Mr. Hirsch "without cause" (as defined in the agreement), then, in addition to any compensation and benefits accrued through such termination, and subject to his execution of a general release of claims against us, and subject to his compliance with his confidentiality, non-solicitation and non-competition agreement, Mr. Hirsch is entitled to (i) a severance payment equal to the greater of (a) the sum of his then current base salary and the average of his prior two years' annual bonus, or (b) the amount he would be entitled to receive (e.g. base salary, bonus, vacation pay) for the remainder of the term as if he remained employed until the last day of such term, payable in 12 equal monthly payments and (ii) 18 months of company-paid continuation medical benefits. In the event of a termination by the Company without cause within the time periods specified above, and subject to his execution of a general release of claims against us, and subject to his compliance with his confidentiality, non-solicitation and non-competition agreement, then Mr. Hirsch would be entitled to the severance payment of $215,300. The amendment further amended the agreement to provide that if the employment of Mr. Hirsch is terminated following a "Change in Control" (as defined in the amendment), either by the Company without cause or by Mr. Hirsch for "good reason" (as defined in the amendment), then Mr. Hirsch is entitled to the following severance terms (in addition to any compensation and benefits accrued through such termination), subject to his execution of a general release of claims against us, and subject to his compliance with his confidentiality, non-solicitation and non-competition agreement: if terminated Without Cause or for Good Reason within 12 months after a Change in Control, a lump sum payment equal to his then current base salary and the higher of (i) the average of the prior two years' annual bonus and (ii) last year's bonus. If the employment of Mr. Hirsch is terminated following a Change in Control, either by the Company Without Cause or by Mr. Hirsch for Good Reason, within the time periods specified above, and subject to his execution of a general release of claims against us, and subject to his compliance with his confidentiality, non-solicitation and non-competition agreement, then, subject to the following sentence, Mr. Hirsch would be entitled to the severance payment of $234,740. Notwithstanding the foregoing, however, the second amendment also provided for certain cutbacks of amounts owed to Mr. Hirsch in the event such payments to be made to him on account of a Change in Control was deemed to be "excess parachute payments" as defined in Section 280G of the Code and, as a result, Mr. Hirsch may not receive that total severance payment amount. Capitalized terms used in this paragraph with regard to certain employment agreements have the meaning ascribed to them in that certain employment agreement.

Mary L. Marbach

On December 2, 2009, we entered into an employment, non-competition and proprietary rights agreement with Mary L. Marbach, General Counsel, for a one-year term, automatically renewable for additional one-year terms annually, unless otherwise terminated by the employee or us. The current one-year term will continue until December 2, 2010. Ms. Marbach earns a salary of $140,000 annually, and is eligible to earn annual performance bonuses of up to $40,000, vacation and employee benefits commensurate with her position. If Ms. Marbach's employment is terminated by us without "cause" (as defined in her agreement), in addition to any compensation and benefits accrued through such termination, Ms. Marbach may, subject to her execution of a general release of claims against us, receive a lump-sum severance payment in an amount equal to the sum of one week base salary for each year served, up to a total of six weeks' base salary, accrued yet unused vacation pay and a prorated portion of the annual performance bonus earned through the date of termination, as well as up to 18 months of employee-paid continuation medical benefits. If Ms. Marbach's employment terminates due to her death or disability, she or her estate will receive a lump sum payment equal to the sum of three months' base salary, accrued yet unused vacation pay and a prorated portion of the annual performance bonus earned through the date of termination, in addition to any compensation and benefits accrued through such termination. Under her agreement, Ms. Marbach is subject to a confidentiality, non-solicitation and non-competition agreement during the period she is employed and for a period of two years thereafter. Capitalized terms used in this paragraph with regard to certain employment agreements have the meaning ascribed to them in that certain employment agreement.

Ira P. Kerker

Effective January 29, 2007, we entered into an employment, non-competition and proprietary rights agreement with Ira P. Kerker, our former Chief Executive Officer, for a one-year term, automatically renewable for additional one-year terms annually, unless otherwise terminated by the employee or us. Under the original agreement, Mr. Kerker earned a salary of $180,000 annually, quarterly bonuses of up to $10,000 and was eligible for an annual bonus, vacation and employee benefits commensurate with his position. If Mr. Kerker's employment was terminated by us without "cause" (as defined in the agreement), in addition to any compensation and benefits accrued through such termination, Mr. Kerker may, subject to his execution of a general release of claims against us, have received a lump-sum cash severance payment in an amount equal to the sum of two months' base salary for each year served, accrued yet unused vacation pay and a prorated annual bonus, as well as up to 18 months of company-paid continuation medical benefits. If Mr. Kerker's employment terminated due to his death or disability, he or his estate would have received a lump sum cash payment equal to the sum of twelve months' base salary, accrued yet unused vacation pay and a prorated annual bonus, in addition to any compensation and benefits accrued through such termination. Under his agreement, Mr. Kerker is subject to a confidentiality, non-solicitation and non-competition agreement during the period he is employed and for a period thereafter. The confidentiality and non-competition provisions extend for a two-year period following termination and the non-solicitation provision extends for a period of one year following termination. For the year ended December 31, 2008, Mr. Kerker's base salary under the agreement was increased to $194,000, and his maximum quarterly bonus for the second, third and fourth quarters of 2008 was increased to up to $17,500 per quarter.

On June 30, 2009, the original agreement was amended to increase his annual base salary to $232,800 and to increase the severance payment upon a termination of his employment by us without "cause" to an amount equal to the sum of 2.5 times his then-current annual base salary, a prorated portion of vacation pay, and a prorated portion of the aggregate cash bonus earned by Mr. Kerker for the year preceding such termination, payable in 24 equal monthly installments.. Further, pursuant to the amendment, effective as of the successful registration of our initial public offering: (i) so long as Mr. Kerker had not voluntarily resigned from his employment with us, all of Mr. Kerker's then-outstanding options, to the extent necessary, became fully vested and non-forfeitable; and (ii) so long as Mr. Kerker was then employed by us, Mr. Kerker was issued fully vested, non-forfeitable options to purchase 250,000 shares of our common stock at the initial public offering price (or 200,000 shares of our common stock after giving effect to the four-for-five reverse stock split of our common stock effected on September 17, 2009).

On March 22, 2010, the amended agreement was further amended to provide for a three-year term for Mr. Kerker commencing on March 15, 2010, renewable upon mutual agreement by us and Mr. Kerker. In addition, the amendment provided that the compensation of Mr. Kerker was to be reviewed by our Board on an annual basis (based on the original anniversary date of the effective date of the agreements, January 29, 2007) and may have been increased (but not decreased), as determined by our Board of Directors. The amendment further amended the agreement to provide, among other things, that in the event of a termination by us of Mr. Kerker "Without Cause" (as defined in the agreement) or by Mr. Kerker for "Good Reason" (as defined in the amendment), then, in addition to any compensation and benefits accrued through such termination, and subject to his execution of a general release of claims against us, and subject to his compliance with his confidentiality, non-solicitation and non-competition agreement, Mr. Kerker was entitled to receive (i) a severance payment equal to the greater of (a) 2.5 times the sum of his then current base salary and the average of the prior two years' annual bonus, or (b) the amount he would be entitled to receive (e.g. base salary, bonus, vacation pay) for the remainder of the term as if he remained employed until the last day of such term, payable in 24 equal monthly payments and (ii) 18 months of company-paid continuation medical benefits. In the event of a termination by the Company Without Cause or Mr. Kerker for Good Reason within the time periods specified above, and subject to his execution of a general release of claims against us, and subject to his compliance with his confidentiality, non-solicitation and non-competition agreement, then Mr. Kerker would be entitled to the severance payment of $1,265,625. The amendment further amended the agreement to provide that if the employment of Mr. Kerker was terminated following a "Change in Control" (as defined in the amendment), either by the Company Without Cause or by Mr. Kerker for Good Reason, then Mr. Kerker was entitled to the following severance terms (in addition to any compensation and benefits accrued through such termination), subject to his execution of a general release of claims against us, and subject to his compliance with his confidentiality, non-solicitation and non-competition agreement: if terminated Without Cause or for Good Reason within two years after a Change in Control, a lump sum payment equal to 2.99 times his then current base salary and 2.99 times the higher of (i) the average of the prior two years' annual bonus and (ii) last year's bonus. If the employment of Mr. Kerker was terminated following a Change in Control, either by the Company Without Cause or by Mr. Kerker for Good Reason, within the time periods specified above, subject to his execution of a general release of claims against us, and subject to his compliance with his confidentiality, non-solicitation and non-competition agreement, then, subject to the following sentence, Mr. Kerker would be entitled to the severance payment of $1,420,250. Notwithstanding the foregoing, however, the second amendment also provided for certain cutbacks of amounts owed to Mr. Kerker in the event such payments to be made to him on account of a Change in Control was deemed to be "excess parachute payments" as defined in Section 280G of the Code and, as a result, Mr. Kerker may not receive that total severance payment amount. Capitalized terms used in this paragraph with regard to certain employment agreements have the meaning ascribed to them in that certain employment agreement.

Richard P. Smith

Effective January 29, 2007, we entered into an employment, non-competition and proprietary rights agreement with Richard P. Smith, our former Chief Financial and Accounting Officer, for a one-year term, automatically renewable for additional one-year terms annually, unless otherwise terminated by the employee or us. Under the original agreement, Mr. Smith earned a salary of $179,500 annually, quarterly bonuses of up to $10,000 and was eligible for an annual bonus, vacation and employee benefits commensurate with his position. If Mr. Smith's employment was terminated by us without "cause" (as defined in the agreement), in addition to any compensation and benefits accrued through such termination, Mr. Smith may, subject to his execution of a general release of claims against us, have received a lump-sum cash severance payment in an amount equal to the sum of two months' base salary for each year served, accrued yet unused vacation pay and up to 18 months of company-paid continuation medical benefits. If Mr. Smith's employment terminated due to his death or disability, he or his estate would have received a lump sum cash payment equal to the sum of twelve months' base salary, accrued yet unused vacation pay and a prorated annual bonus, in addition to any compensation and benefits accrued through such termination. Under his agreement, Mr. Smith is subject to a confidentiality, non-solicitation and non-competition agreement during the period he is employed and for a period thereafter. The confidentiality and non-competition provisions extend for a two-year period following termination and the non-solicitation provision extends for a period of one-year following termination. For the year ended December 31, 2008, Mr. Smith's base salary under the agreement was increased to $193,000, and his maximum quarterly bonus for the second, third and fourth quarters of 2008 was increased to up to $17,500 per quarter.

On June 30, 2009, the original agreement was amended to increase his annual base salary to $221,950 and to increase the severance payment upon a termination of his employment by us without "cause" to an amount equal to the sum of 2.5 times his then-current annual base salary, a prorated portion of vacation pay, and a prorated portion of the aggregate cash bonus earned by Mr. Smith for the year preceding such termination, payable in 24 equal monthly installments. Further, pursuant to the amendment, effective as of the successful registration our initial public offering: (i) so long as Mr. Smith had not voluntarily resigned from his employment with us, all of Mr. Smith's then-outstanding options, to the extent necessary, became fully vested and non-forfeitable; and (ii) so long as Mr. Smith was then employed by us, Mr. Smith was issued fully vested, non-forfeitable options to purchase 162,500 shares of our common stock at the initial public offering price (or 130,000 shares of our common stock after giving effect to the four-for-five reverse stock split of our common stock effected on September 17, 2009).

On March 22, 2010, the amended agreement was further amended to provide for a two-year term commencing on March 15, 2010, renewable upon mutual agreement by us and Mr. Smith. In addition, the amendment provided that the compensation of Mr. Smith was to be reviewed by our Board on an annual basis (based on the original anniversary date of the effective date of the agreement, January 29, 2007) and may have been increased (but not decreased), as determined by our Board of Directors. The amendment further amended the agreement to provide, among other things, that in the event of a termination by us of Mr. Smith "Without Cause" (as defined in the agreement) or by Mr. Smith for "Good Reason" (as defined in the amendment), then, in addition to any compensation and benefits accrued through such termination, and subject to his execution of a general release of claims against us, and subject to his compliance with his confidentiality, non-solicitation and non-competition agreement, Mr. Smith was entitled to receive (i) a severance payment equal to the greater of (a) 2.5 times the sum of his then current base salary and the average of the prior two years' annual bonus, or (b) the amount he would be entitled to receive (e.g. base salary, bonus, vacation pay) for the remainder of the term as if he remained employed until the last day of such term, payable in 24 equal monthly payments and (ii) 18 months of company-paid continuation medical benefits. In the event of a termination by the Company Without Cause or by Mr. Smith for Good Reason within the time periods specified above, and subject to his execution of a general release of claims against us, and subject to his compliance with his confidentiality, non-solicitation and non-competition agreement, then Mr. Smith would be entitled to the severance payment of $1,200,625. The amendment further amended the agreement to provide that if the employment of Mr. Smith was terminated following a "Change in Control" (as defined in the amendment), either by the Company Without Cause or by Mr. Smith for Good Reason, and subject to his execution of a general release of claims against us, and subject to his compliance with his confidentiality, non-solicitation and non-competition agreement, then Mr. Smith was entitled to the following severance terms (in addition to any compensation and benefits accrued through such termination): if terminated Without Cause or for Good Reason within 18 months after a Change in Control, and subject to his execution of a general release of claims against us, and subject to his compliance with his confidentiality, non-solicitation and non-competition agreement, a lump sum payment equal to 2.5 times his then current base salary and 2.5 times the higher of (i) the average of the prior two years' annual bonus and (ii) last year's bonus. If the employment of Mr. Smith was terminated following a Change in Control, either by the Company Without Cause or by Mr. Smith for Good Reason, within the time periods specified above, and subject to his execution of a general release of claims against us, and subject to his compliance with his confidentiality, non-solicitation and non-competition agreement, then, subject to the following sentence, Mr. Smith would be entitled to the severance payments of $1,200,625. Notwithstanding the foregoing, however, the second amendment also provided for certain cutbacks of amounts owed to Mr. Smith in the event such payments to be made to him on account of a Change in Control was deemed to be "excess parachute payments" as defined in Section 280G of the Code and, as a result, Mr. Smith may not receive that total severance payment amount. Capitalized terms used in this paragraph with regard to certain employment agreements have the meaning ascribed to them in that certain employment agreement.

Birender S. Brar

On May 29, 2008, we entered into an employment, non-competition and proprietary rights agreement with Bobby Birender S. Brar, Vice President Supply Chain, for a one-year term, automatically renewable for additional one-year terms annually, unless otherwise terminated by the employee or us. The contract term had been automatically renewed each year since May 29, 2008, with the current one-year term scheduled to continue until May 28, 2011. Under the original agreement, Mr. Brar earned a salary of $65,000 annually, and was eligible to earn annual performance bonuses (up to $5,000 quarterly), vacation and employee benefits commensurate with his position. On the initial date of Mr. Brar's employment, he was also granted options to purchase up to 15,000 shares of our common stock at $6.00 per share (or 12,000 shares at $7.50 per share after giving effect to the four-for-five reverse stock split of our common stock effected on September 17, 2009). These options vested 20% each year on the anniversary date of Mr. Brar's employment agreement and would have been fully vested after five years. Each option has a term of nine years. Upon Mr. Brar's termination of employment for any reason, all unvested options were forfeited to us and all vested options must have been exercised within 30 days and if not exercised during the 30-day period were forfeited to us. If Mr. Brar's employment was terminated by us without "cause" (as defined in the agreement), in addition to any compensation and benefits accrued through such termination, Mr. Brar may, subject to his execution of a general release of claims against us, have received a lump-sum severance payment in an amount equal to the sum of two weeks' base salary for each year served, up to a total of six weeks' base salary, accrued yet unused vacation pay and a prorated portion of the annual performance bonus earned through the date of termination, as well as up to 18 months of employee-paid continuation medical benefits. If Mr. Brar's employment terminated due to his death or disability, he or his estate would have received a lump sum payment equal to the sum of three months' base salary accrued yet unused vacation pay and a prorated portion of the annual performance bonus earned through the date of termination, in addition to any compensation and benefits accrued through such termination. Under his agreement, Mr. Brar is subject to a confidentiality, non-solicitation and non-competition agreement during the period he is employed and for a period of two years thereafter. On July 22, 2008, the agreement was amended to increase his annual base salary to $71,500 and to increase his bonus potential by 10%. Mr. Brar was also granted options to purchase up to 30,000 options at $6.00 per share (or 24,000 shares at $7.50 per share after giving effect to the four-for-five reverse stock split of our common stock effected on September 17, 2009). On July 1, 2009, the amended agreement was further amended to increase his annual base salary to $100,000 with an annual potential bonus of $20,000. On December 1, 2009, the amended agreement was amended further to increase his annual base salary to $140,000 with an annual potential bonus of $20,000.

On March 22, 2010, the amended agreement was further amended to provide that in the event of a termination by us of Mr. Brar "Without Cause" (as defined in the agreement), then, in addition to any compensation and benefits accrued through such termination, and subject to his execution of a general release of claims against us, and subject to his compliance with his confidentiality, non-solicitation and non-competition agreement, Mr. Brar was entitled to (i) a severance payment equal to the greater of (a) the sum of his then current base salary and the average of his prior two years' annual bonus, or (b) the amount he would be entitled to receive (e.g. base salary, bonus, vacation pay) for the remainder of the term as if he remained employed until the last day of such term, payable in 12 equal monthly payments and (ii) 18 months of company-paid continuation medical benefits. In the event of a termination by the Company Without Cause within the time periods specified above, and subject to his execution of a general release of claims against us, and subject to his compliance with his confidentiality, non-solicitation and non-competition agreement, then Mr. Brar would have been entitled to the severance payment of $175,750. The amendment further amended the agreement to provide that if the employment of Mr. Brar was terminated following a "Change in Control" (as defined in the amendment), either by the Company Without Cause or by Mr. Brar for "Good Reason" (as defined in the amendment), then Mr. Brar was entitled to the following severance terms (in addition to any compensation and benefits accrued through such termination), and subject to his execution of a general release of claims against us, and subject to his compliance with his confidentiality, non-solicitation and non-competition agreement: if terminated Without Cause or for Good Reason within 12 months after a Change in Control, a lump sum payment equal to his then current base salary and the higher of (i) the average of the prior two years' annual bonus and (ii) last year's bonus. If the employment of Mr. Brar was terminated following a Change in Control, either by the Company Without Cause or by Mr. Brar for Good Reason, within the time periods specified above, and subject to his execution of a general release of claims against us, and subject to his compliance with his confidentiality, non-solicitation and non-competition agreement, then, subject to the following sentence, Mr. Brar would be entitled to the severance payment of $175,750. Notwithstanding the foregoing, however, the second amendment also provided for certain cutbacks of amounts owed to Mr. Brar in the event such payments to be made to him on account of a Change in Control was deemed to be "excess parachute payments" as defined in Section 280G of the Code and, as a result, Mr. Brar may not receive that total severance payment amount. Capitalized terms used in this paragraph with regard to certain employment agreements have the meaning ascribed to them in that certain employment agreement.

Director Compensation

Directors who are also our employees are not separately compensated for their services as directors but are reimbursed for out-of-pocket expenses incurred in connection with providing board services. The following table summarizes compensation earned by our non-employee directors in 2010:

	Fees Earned or Paid in Cash	Option Awards	All Other Compensation	Total Compensation
Michael A. Kumin, Interim Chairman	$12,500	$—	$ —	$12,500
Christopher S. Gaffney	$ 7,500	$—	$ —	$ 7,500
Jeffrey M. Stibel[1]	$ 7,500	$—	$ —	$ 7,500
Allen S. Josephs, M.D.	$ 7,500	$—	$47,520[2]	$55,020
Lawrence A. Pabst, M.D.[3]	$18,750	$—	$ —	$18,750
Robert G. Trapp, M.D.	$16,250	$—	$ —	$16,250
Stewart L. Gitler[4]	$24,063	$—	$ —	$24,063
Eran Ezra[5]	$10,000	$—	$ —	$10,000
Michael Sheridan	$ 3,750	$—	$56,700[6]	$60,450
Mark A. Jung	$ 7,500	$—	$13,750[6]	$21,250

(1) Mr. Stibel resigned from our board effective February 28, 2011.

(2) We paid Dr. Josephs $47,520 for consulting services provided to us in 2010. He resigned from our board effective July 1, 2010.

(3) Mr. Pabst was removed without cause from our board effective July 21, 2010.

(4) Mr. Gitler was removed without cause from our board effective July 21, 2010.

(5) Mr. Ezra was removed without cause from our board effective July 21, 2010.

(6) We paid Messrs. Sheridan and Jung $56,700 and $13,750, respectively in connection with the Company's audit committee review in 2010. They resigned from our board effective January 14, 2011.

The aggregate number of shares subject to stock options outstanding at December 31, 2010 for each non-employee director was as follows:

Name	Aggregate Number of Options Awards Outstanding as of December 31, 2010 2010
Robert G. Trapp, M.D.	27,800

Cash Compensation of Non-Employee Directors in Fiscal 2010

During fiscal 2010, each of our non-employee directors received an annual retainer of $15,000 for service on the board and any committee of the board, except for the Chairman of the board, who received an annual retainer of $25,000 in lieu of the standard annual retainer of $15,000 for his services in such capacity. Directors were also reimbursed for certain expenses they incurred in connection with attendance at board and committee meetings. The Chairman of the audit committee received the additional annual compensation of $5,000 for his services as Chairman of the audit committee in fiscal 2010. The cash retainers are paid quarterly.

Equity and Non-cash Compensation of Non-Employee Directors in Fiscal 2010

The current practice of our board is to approve the grant of an option to purchase 5,000 shares of our common stock for each director. The exercise price for all options granted is 100% of the fair market value of the shares on the grant date. The options vest immediately upon grant. The Chairman of the board is also granted of an option to purchase an additional 10,000 shares of our common stock and the chairman of the audit committee is granted an additional 5,000 shares of our common stock.

As a result of the proxy solicitation and subsequent change in the Board of Directors, no option grants were awarded to non-employee directors in 2010. Each non-employee director is allotted $2,000 per year of Company product.

Compensation Committee Interlocks and Insider Participation

Our compensation committee currently consists of Messrs. Gaffney and Kumin. None of the members of our compensation committee has, at any time, served as an officer or employee of Vitacost. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table sets forth certain information regarding the beneficial ownership of our common stock on December 31, 2010, by the following:

- each of our directors and executive officers listed in the "Summary Compensation Table" on page 73 of this Annual Report on Form 10-K;
- all of our directors and executive officers as a group; and
- each person known by us to beneficially own more than 5% of our outstanding common stock.

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of December 31, 2010 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person.

Except as otherwise indicated and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person's name.

Name and Address of Beneficial Owner[1]	Number of Shares Beneficially Owned	Percent Beneficially Owned
Directors, Director-Nominees and Executive Officers:		
Jeffrey J. Horowitz[2]	200,000	*
Stephen E. Markert, Jr.	—	*
Sonya L. Lambert[3]	295,200	1.1%
Robert D. Hirsch[4]	100,000	*
Mary L. Marbach[5]	10,180	*
Christopher S. Gaffney[6]	5,419,697	19.5%
Mark A. Jung	—	*
Michael A. Kumin[7]	20,630	*
Michael Sheridan	—	*
Jeffrey M. Stibel	—	*
Robert G. Trapp, M.D.[8]	753,926	2.7%

Name and Address of Beneficial Owner[1]	Number of Shares Beneficially Owned	Percent Beneficially Owned
All current directors and executive officers as a group (11) persons[9]	6,799,633	23.8%
5% Stockholders:		
Group comprised of Great Hill Investors, LLC, Great Hill Equity Partners III, L.P. and Great Hill Equity Partners IV, L.P.[10]	5,419,697	19.5%
Group comprised of Freshford Capital Management, LLC, Freshford GP, LLC and Freshford Partners, LP[11]	2,551,000	9.2%
Group comprised of Baron Capital Group, Inc., BAMCO, Inc., Baron Capital Management, Inc. and Ronald Baron[12]	2,750,000	9.9%
Jennison Associates, LLC and Prudential Financial, Inc.[13]	2,498,062	9.0%

* Less than 1%

(1) Except as otherwise indicated, each person may be reached at our company's address at Vitacost.com Inc., 5400 Broken Sound Boulevard, NW, Suite 500, Boca Raton, FL 33487.

(2) Mr. Horowitz holds options to purchase 200,000 shares of common stock exercisable at $8.91 per share. All options are immediately exercisable or are exercisable within 60 days of December 31, 2010 and are included in the table above.

(3) Ms. Lambert holds options to purchase 295,000 shares of common stock exercisable at the following prices: (i) 135,200 shares at $3.75 per share; (ii) 80,000 shares at $7.50 per share; and (iii) 80,000 at $12.00 per share. All options are immediately exercisable.

(4) Mr. Hirsch holds options to purchase 100,000 shares of common stock exercisable at the following prices: (i) 80,000 shares of common stock exercisable at $7.50 per share; and (ii) 20,000 shares of common stick exercisable at $12.00 per share. All options are immediately exercisable.

(5) Ms. Marbach owns 145 shares of common stock individually and 35 shares are held in trust for her minor child. Ms. Marbach holds options to purchase 10,000 shares of common stock exercisable at $9.72 per share. All options are immediately exercisable within 60 days of December 31, 2010 and are included in the table.

(6) Mr. Gaffney owns no shares of common stock individually and holds no options to purchase shares of common stock. For additional information regarding Mr. Gaffney's beneficial ownership of shares of common stock, see note (10), below.

(7) Mr. Kumin owns 20,630 shares of common stock.

(8) Dr. Trapp owns 726,126 shares of common stock and holds options to purchase 27,800 shares of common stock exercisable at the following prices: (i) 10,000 at $0.16 per share; (ii) 800 at $1.88 per share; (iii) 800 at $2.50 per share; (iv) 800 at $3.13 per share; (v) 10,400 at $7.50 per share; and (vi) 5,000 at $12.00 per share. All options are immediately exercisable.

(9) Includes shares beneficially owned by all current directors and executive officers as of December 31, 2010.

(10) Based on the statement on Schedule 13D (Amendment No. 6) filed with the SEC on October 13, 2010, Mr. Gaffney and John G. Hayes have reported shared voting and dispositive power with respect to all 5,419,697 shares of common stock. GHI has reported shared voting and dispositive power with respect to 15,801 of such shares of common stock. GHEPIII, Great Hill Partners GP III, L.P. ("GPIII"), and GHP III, LLC ("GHPIII"), have reported shared voting and dispositive power with respect to 3,545,064 of such shares of common stock. GHEPIV, Great Hill Partners GP IV, L.P. ("GPIV"), and GHP IV, LLC ("GHPIV"), have reported shared voting and dispositive power with respect to 1,858,832 of such shares of common stock. Matthew T. Vettel has reported shared voting and dispositive power with respect to 5,404,796 of such shares of common stock. GPIII is the sole general partner of GHEPIII, and the sole general partner of GPIII is GHPIII. The sole general partner of GHEPIV is GPIV, and the sole general partner of GPIV is GHPIV. Messrs. Gaffney and Hayes are managers of GHI, and managers of the general partners of GHPIII and GHPIV, and Mr. Vettel is a manager of GHPIII and GHPIV. GPIII may be deemed to indirectly beneficially own the shares of common stock beneficially owned by GHEPIII, and GHPIII may be deemed to indirectly beneficially own the shares of common stock beneficially owned by GHEPIII and that may be deemed indirectly beneficially owned by GPIII. GPIV may be

deemed to indirectly beneficially own the shares of common stock beneficially owned by GHEPIV, and GHPIV may be deemed to indirectly beneficially own the shares of common stock beneficially owned by GHEPIV and that may be deemed indirectly beneficially owned by GPIV. Each of Messrs. Gaffney and Hayes may be deemed to indirectly beneficially own the shares of common stock beneficially owned by GHI, GHPIII and GHPIV, and Mr. Vettel may be deemed to indirectly beneficially own the shares of common stock beneficially owned by GHPIII and GHPIV. Each of Messrs. Gaffney, Hayes and Vettel, GHI, GHPIII and GHPIV disclaims beneficial ownership of such shares of common stock. The address of each of the above entities and individuals is One Liberty Square, Boston, Massachusetts 02109.

(11) Based on the statement on Schedule 13G filed with the SEC on February 14, 2011, Freshford Capital Management, LLC has reported sole voting and dispositive power with respect to 648,365 shares of common stock and shared voting and dispositive power with respect to 1,902,635 shares of common stock. Freshford GP, LLC and Freshford Partners, LP have reported shared voting and dispositive power with respect to 1,902,635 shares of common stock. Each of Freshford Capital Management, LLC, Freshford GP, LLC and Freshford Partners, LP disclaims beneficial ownership of such shares of common stock, except to the extent of his pecuniary interest therein. The address of Freshford Capital Management, LLC, Freshford GP, LLC and Freshford Partners, LP is 10 Bank Street, Suite 675, White Plains, New York 10606.

(12) Based on the statement on Schedule 13G filed with the SEC on February 14, 2011, BAMCO, Inc., Baron Capital Group, Inc., and Ronald Baron have reported shared voting and dispositive power with respect to all such shares of common stock. Baron Small Cap Fund has reported shared voting and dispositive power with respect to any 2,325,000 shares of common stock. The address of BAMCO, Inc., Baron Capital Group, Inc. and Ronald Baron is 767 Fifth Avenue, 49th Floor, New York, New York 10153.

(13) Based on the Schedule 13G filed with the SEC on February 11, 2011, Jennison Associates, LLC has reported Sole voting power with respect to 2,493,866 shares of common stock and shared dispositive power with respect to 2,498,062 shares of common stock. The address of Jennison Associates, LLC is 466 Lexington Avenue, New York, New York, 10017. Based on the Schedule 13G filed with the SEC on February 8, 2011, Prudential Financial, Inc. has sole voting and dispositive power with respect to 181,896 shares of common stock, shared voting power with respect to 1,278,459 shares of common stock, and shared dispositive power with respect to 2,316, 166 shares of common stock. The address of Prudential Financial, Inc. is 751 Broad Street, Newark, New Jersey, 07102-3777.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Indemnification Agreements

Our certificate of incorporation and bylaws contain provisions that limit the liability of our directors and provide for indemnification of our officers and directors to the full extent permitted under Delaware law. In addition, we have entered into separate indemnification agreements with our directors and officers that could require us to, among other things, indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. Such provisions do not, however, affect liability for any breach of a director's duty of loyalty to us or our stockholders, liability for acts or omissions not in good faith or involving active and deliberate dishonesty or knowing violations of law or liability for transactions in which the director derived an improper personal benefit, among others.

Stockholder Agreement with the Great Hill Entities

In October 2010, we entered into a Stockholder Agreement with the Great Hill Entities. The Stockholder Agreement contains certain restrictions with respect to the Great Hill Entities' ownership of our Common Stock, including, without limitation, with respect to voting, participation in third-party tender offers, affiliate transactions, board composition and sales by the Great Hill Entities of their shares of our Common Stock in privately negotiated transactions. All capitalized terms used and not defined in this "Stockholder Agreement with the Great Hill Entities" section of this proxy statement have the respective meanings assigned to them in the Stockholder Agreement.

Voting Restrictions and Obligations

The Stockholder Agreement provides that for a period of seven years (the "Voting Standstill Period"), at such time(s) as the Great Hill Entities and/or its Controlled Affiliates beneficially own more than 30% of our outstanding Common Stock (such amount in excess of 30% of our Common Stock, the "Excess Shares"), the

Great Hill Entities will vote or furnish a written consent in respect of the Excess Shares in direct proportion to the votes cast or written consents furnished by all Non-Affiliate Holders with regard to each matter submitted by us or a third party to our stockholders for their vote or written consent (the "Proportional Voting Requirement").

The voting restrictions described above will not apply during such time as:

- any Person or group (other than the Great Hill Entities or their Controlled Affiliates) become and are the beneficial owner of 15% or more of our outstanding Common Stock with the prior approval of the Majority Independent Board;
- we publicly announce and are a party to a definitive agreement approved by the Majority Independent Board, providing for,
- a merger, business combination or similar transaction,
- a restructuring, reorganization, liquidation, dissolution or other similar transaction, or
- the sale of all or substantially all of our assets.

In addition, the Proportional Voting Requirement will not apply with respect to certain public proxy or consent solicitations to the extent conducted by a non-Great Hill Entity.

Majority Independent Board

During the Voting Standstill Period, to the fullest extent permitted by law, the Great Hill Entities will take all lawful action to ensure that our Board is composed, at all times, of a majority of Non-Great Hill Directors.

Third-Party Tender Offer Restrictions and Obligations

With respect to any tender offer conducted by a third party and not approved or recommended by the Majority Independent Board, the Great Hill Entities will not enter into any tender commitment or voting support agreement in respect of the Excess Shares and will cause the Excess Shares to be tendered (or not tendered) in direct proportion to the manner in which all Non-Affiliate Holders tender (or do not tender) their Common Stock.

Restrictions on Affiliate Transactions

For as long as the Great Hill Entities and/or their Controlled Affiliates beneficially own any shares of our Common Stock, we will not enter into any transactions with the Great Hill Entities and/or their Controlled Affiliates, unless they are approved in advance by the Majority Independent Board.

Great Hill Entities' Board Representation

During the Voting Standstill Period and during such time as the Great Hill Entities and/or their Controlled Affiliates beneficially own at least 15% of our outstanding Common Stock:

- the Great Hill Entities have the right to nominate two persons as directors of our company who are reasonably acceptable to the our Nominating/Corporate Governance Committee (the "Great Hill Designees," and each, a "Great Hill Designee"); and
- to the fullest extent permitted by law, we have agreed to take certain actions to cause the Great Hill Designees to be nominated and recommended for election to our Board.

If any Great Hill Designee serving as a director dies, resigns, is disqualified or is removed as a director, and the Great Hill Entities are then entitled to designate a Great Hill Designee, the resulting vacancy will be filled by a person nominated by the Great Hill Entities and reasonably acceptable to our Nominating/Corporate Governance Committee.

We will use our reasonable best efforts not to modify the composition of our Board in a manner that would likely result in the elimination or significant diminishment of the rights of the Great Hill Entities specified above. The foregoing does not limit our right to increase the number of directors on our Board.

Our obligation to nominate a Great Hill Designee for election as a director of Vitacost or to fill a vacancy with a successor Great Hill Designee, as described above, will terminate at such time as the Great Hill Entities and/or their Controlled Affiliates cease to beneficially own at least 15% of our outstanding Common Stock.

Private Sale Transfer Restrictions

The Great Hill Entities will provide us with written notice at least three business days prior to engaging in a Private Sale to any Person:

- pursuant to which such Person and/or such Person's Controlled Affiliates would beneficially own 20% or more of our outstanding Common Stock, or
- who has publicly announced an intention to:
    - influence or seek control of us or our Board, or
    - conduct a proxy or consent solicitation to (i) remove and/or elect our directors, (ii) amend or modify our certificate of incorporation or bylaws, or (iii) submit any stockholder proposal for inclusion in any of our proxy materials relating to director nominations or controlling or influencing control of us or our Board.

Such written notice, to the extent applicable, must include the identity of the proposed transferee, the proposed price per share, a summary of the material terms of the intended sale, and a summary of any agreements between the Great Hill Entities and the proposed transferee with respect to us or our Common Stock.

Reimbursement of Consent Solicitation Expenses

We agreed to reimburse the Great Hill Entities for up to $700,000 of their out-of-pocket expenses incurred in connection with the solicitation of written consents from our stockholders conducted by the Great Hill Entities, pursuant to which, on July 21, 2010, our stockholders amended our bylaws; removed, without cause, certain of our (now former) directors; and elected each of Messrs. Gaffney, Jung, Kumin and Stibel as directors of Vitacost.

Registration Rights Agreement with the Great Hill Entities and Certain of Their Affiliates

In their capacity as our affiliates, the Great Hill Entities are subject to certain restrictions on their ability to sell shares of our Common Stock currently owned and hereafter acquired (if so acquired) by them under applicable U.S. federal securities laws. The Great Hill Entities have also separately agreed with us to comply with our securities trading policies applicable to our directors and officers. Messrs. Gaffney and Kumin currently serve on our Board as the Great Hill Designees.

Concurrently with entering into the Stockholders Agreement, we entered into a Registration Rights Agreement with the Great Hill Entities and the Holders. All capitalized terms used and not defined in this "Registration Rights Agreement with the Great Hill Entities and Certain of Their Affiliates" section of this proxy statement have the respective meanings assigned to them in the Registration Rights Agreement.

Of the 5,419,697 shares of our Common Stock beneficially owned by the Holders as of the date of the Registration Rights Agreement, one-half (or 2,709,848) of such shares immediately constituted Registrable Securities and, therefore, were immediately entitled to demand and piggyback registration rights under the Registration Rights Agreement. After the expiration of 18 months until the termination of the Registration Rights Agreement, all remaining shares of our Common Stock then beneficially owned by the Holders (which includes all shares of our Common Stock acquired by the Holders, if any, subsequent to the date of the Registration Rights Agreement) will constitute Registrable Securities and are entitled to full registration rights under the Registration Rights Agreement.

Demand Registration Rights

The Registration Rights Agreement provides that, subject to certain blackout and suspension requirements and other limitations, upon the request of the Holders of a majority of Registrable Securities, we will effect the underwritten registration under the Securities Act of 1933, as amended (the "Securities Act"), of the shares of our Common Stock beneficially owned by the Holders to the extent of the aggregate limitation on the number of Registrable Securities described above.

The Holders cannot make a request for a Demand Registration for less than 50% of all Registrable Securities then owned by them and subject to the Registration Rights Agreement, and we are not required to effect (i) more than one Demand Registration during any 12-month period or (ii) more than two Demand Registrations under the Registration Rights Agreement. The Demand Registration must be in the form of an underwritten public offering only.

If the Managing Underwriter notifies us that it must limit the number of Registrable Securities that can be included in a demand registration (an "Underwriters' Maximum Number"), then:

- we will include in such demand registration only such number of Registrable Securities that does not exceed the Underwriters' Maximum Number, and
- such permissible number of Registrable Securities will be allocated pro rata among the Holders based on the number of Registrable Securities requested to be included by each Holder.

We may postpone a registration under the Registration Rights Agreement, or require a Holder to refrain from disposing of Registrable Securities under the registration, in either case, for no more than 90 consecutive days, if we make a good faith determination that:

- such registration or disposition would materially interfere with any then pending or proposed material transaction, or
- the Holder(s) are in possession of material non-public information the premature public disclosure of which we reasonably believe would not be in our best interests;

provided that we cannot suspend a registration for the reasons described above for more than 135 days in any 12-month period.

Shelf Registration Rights

Eighteen months following the date of the Registration Rights Agreement (provided that at such time we are eligible to use a short-form registration statement for a secondary offering of our securities), upon the request of Holders of a majority of the Registrable Securities, we will file a short-form registration statement under the Securities Act for the resale, from time to time, pursuant to Rule 415 under the Securities Act by the Holders of the requested number of shares of Registrable Securities of the Holders (the "Shelf Registration Statement"). We will maintain the effectiveness of the Shelf Registration Statement for 18 months (or until such earlier time as all of the Registrable Securities can be sold without restriction pursuant to Rule 144 under the Securities Act).

Piggyback Registration Rights

If we propose to register any of our securities for our own account under the Securities Act (subject to certain exceptions, including an acquisition or business combination, issuances related solely to stock options and employee benefit plans, or pursuant to a Demand Registration or shelf registration for Holders (a "Piggyback Registration"), we will be required to include Registrable Securities in each Piggyback Registration if requested to do so by any Holder in accordance with certain notice requirements in the Registration Rights Agreement. The Holders of Registrable Securities will be permitted to withdraw all or any part of their shares from any Piggyback Registration prior to the effective date of such Piggyback Registration, except as otherwise provided in a written agreement with our underwriter. Subject to certain restrictions, we can offer to include any shares of our Common Stock beneficially owned by any of our directors or executive officers in any Piggyback Registration on the same terms and conditions applicable to the Holders of the Registrable Securities.

If a Piggyback Registration is in the form of an underwritten offering, and the Managing Underwriter provides notice to us of an Underwriters' Maximum Number, then:

- we will be entitled to include any number of our securities for our own account that does not exceed the Underwriters' Maximum Number; and

- the number of our securities offered and sold by us for our own account, if any, that exceeds the Underwriters' Maximum Number will be allocated pro rata among the Holders and our directors and executive officers on the basis of the number of securities requested to be included by each such Person.

Most Favored Nation

We also agreed that if, at any time after the date and during the term of the Registration Rights Agreement, we enter into a registration rights agreement (or similar agreement) with any person or entity who is not a Holder and such person or entity obtains registration rights on more favorable terms than those contained in the Registration Rights Agreement, the Registration Rights Agreement will be amended for the benefit of the Holders to include such more favorable terms.

Registration Expenses; Indemnification

We will pay all of the registration costs and expenses incurred in connection with each Demand Registration, shelf registration or Piggyback Registration, as the case may be, under the Registration Rights Agreement and will reimburse the Holders for certain reasonable fees incurred by them in connection therewith. Each Holder, however, will be responsible for any underwriting fees, discounts or commissions attributable to the sale of Registrable Securities pursuant to a Registration Statement. Our obligation to pay registration expenses as described above applies irrespective of whether any sales of Registrable Securities occur pursuant to a demand, shelf or piggyback registration under the Registration Rights Agreement. We and the Holders further agreed to certain indemnification obligations with respect to liabilities which could arise and be asserted under U.S. federal securities laws.

Termination of Registration Rights

The Registration Rights Agreement will terminate on the earlier of the date that (i) the Holders no longer beneficially own any Registrable Securities or (ii) all Registrable Securities are eligible for sale without any volume or other limitations or transfer restrictions under the Securities Act.

Procedures for Related Party Transactions

Under our code of conduct and ethics, our employees, officers and directors are encouraged to avoid actual or apparent conflicts of interest between personal and corporate-related relationships. In particular, our employees, officers and directors should not participate in a personal business transaction with us in which they will receive a significant profit or gain, unless otherwise approved by our Board. Further, our employees, officers and directors should advise the Board of any prospective or existing potential conflict. Pursuant to its charter, our audit committee must then approve any related-party transactions reported to the Board. In approving or rejecting such proposed transactions, the audit committee considers the facts and circumstances available and deemed relevant to the audit committee, including the material terms of the transactions, risks, benefits, costs, availability of other comparable services or products and, if applicable, the impact on a director's independence. Our audit committee will approve only those transactions that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee determines in the good faith exercise of its discretion. A copy of our Code of Conduct and Ethics and Audit Committee Charter have been previously filed as Exhibits 14 and 99.2, respectively, to our Form S-1 filed with the SEC on June 20, 2007 and are available for review at the investor relations section of our corporate website at *http://investor.vitacost.com.*

Item 14. Principal Accounting Fees and Services

PricewaterhouseCoopers LLP is the Company's principal accountant for the year ended December 31, 2010. McGladrey & Pullen, LLP was the Company's principal accountant for the year ended December 31, 2009. The table below sets forth the audit fees, audit-related fees, and tax fees billed to the Company by PricewaterhouseCoopers LLP and McGladrey & Pullen, LLP for the years ended December 31, 2010 and 2009, respectively.

For purposes of the preceding table, the professional fees are classified as follows:

	2010	2009
Audit fees	$1,088,107[1]	$175,000[2]
Audit-related fees	—	310,035
Tax fees	—	54,463
	$1,088,107	$539,498

- Audit Fees — (1) On March 11, 2011, McGladrey & Pullen, LLP resigned as the Company's independent registered public accounting firm. On April 20, 2011, the Company engaged PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm, effective April 21, 2011. The Company incurred $555,608 in fees for professional services rendered by McGladrey in connection with the audit of the consolidated financial statements included in the Annual Report on Form 10 K, the review of the quarterly consolidated financial statements included in the Quarterly Reports on Form 10 Q, the assessment of the internal control assertions required by Section 404 of the Sarbanes-Oxley Act of 2002 and other SEC filings and accounting consultations on matters related to the annual audit or interim reviews. The Company incurred $532,500 in fees for professional services rendered by PricewaterhouseCoopers in connection with the audit of the consolidated financial statements included in the Annual Report on Form 10 K, the review of the quarterly consolidated financial statements included in the Quarterly Report on Form 10 Q for the three and nine month period ended September 30, 2009, the assessment of the internal control assertions required by Section 404 of the Sarbanes-Oxley Act of 2002 and other SEC filings and accounting consultations on matters related to the annual audit or interim review. (2) These amounts represent fees for professional services rendered by McGladrey in connection with the audit of the consolidated financial statements included in the Annual Report on Form 10 K
- Audit-Related Fees — These amounts represent fees for professional services rendered for assurance and related services that traditionally are performed by the principal accountants. Specifically, the fees were incurred for services rendered in connection with the filing of the S-1, and quarterly reviews including $6,840 out of pocket expenses.
- Tax Fees — These amounts represent fees for professional services rendered for a cost segregation and relocation study performed by professional staff of the principal accountant's tax division except those services related to the audit of the financial statements including $463 of out of pocket expenses.

Audit Committee Pre-Approval Policy

Our Audit Committee has reviewed and approved all of the fees charged by our principal accountants. The Audit Committee concluded that all services rendered during 2010 and 2009 by our principal accountants were consistent with maintaining their respective independence. As a matter of policy, we will not engage our principal accountants for non-audit services other than "audit-related services," as defined by the SEC, certain tax services, and other permissible non-audit services as specifically approved by the chairperson of the Audit Committee and presented to the full Board at its next regular meeting. The policy also includes limits on hiring partners of, and other professionals employed by, the principal accountants to ensure that the SEC's auditor independence rules are satisfied.

Under the policy, the Audit Committee must pre-approve all services provided by our principal accountants and fees charged for these services including an annual review of audit fees, audit-related fees, tax fees, and other fees with specific dollar value limits for each category of service. The Audit Committee will also consider and, if appropriate, approve specific engagements on a case-by-case basis that are not otherwise pre-approved. Any proposed engagement that does not fit within the definition of a pre-approved service may be presented to the chairperson of the Audit Committee for approval.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this Report:

1. Financial Statements: The information concerning Vitacost's financial statements, and Report of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm required by this Item is incorporated by reference herein to the section of this Report in Item 8, entitled "Financial Statements and Supplementary Data."

2. Financial Statement Schedule: The following financial statement schedule of Vitacost.com, Inc., for the fiscal years ended December 31, 2010, 2009 and 2008, is filed as part of this Report and should be read in conjunction with the Consolidated Financial Statements of Vitacost.com, Inc.

   Schedule II Valuation and Qualifying Accounts

   Schedules not listed above have been omitted because they are not applicable or are not required or the information required to be set forth therein is included in the Consolidated Financial Statements or Notes thereto.

3. Exhibits: See Item 15(b) below. We have filed, or incorporated into this Report by reference, the exhibits listed on the accompanying Index to Exhibits immediately following the signature page of this Form 10-K.

(b) Exhibits:

We have filed, or incorporated into the Report by reference, the exhibits listed on the accompanying Index to Exhibits immediately following the signature page of this Form 10-K.

(c) Financial Statement Schedules: See Item 15(a), above.

Item 15(A)(2) Financial Statement Schedule II

All schedules have been omitted as the requested information is inapplicable or the information is presented in the financial statements or related notes included as part of this Report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VITACOST.COM, INC.

Dated: June 16, 2010

By: */s/ Jeffrey J. Horowitz*
Jeffrey J. Horowitz,
Chief Executive Officer

/s/ Stephen E. Markert, Jr.
Stephen E. Markert, Jr.,
Interim Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jeffrey Horowitz and Stephen E. Markert, Jr. each as his or her attorney-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any amendments to this Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Jeffrey J. Horowitz Jeffrey J. Horowitz	Chief Executive Officer (Principal Executive Officer)	June 16, 2011
/s/ Stephen E. Markert Jr. Stephen E. Markert Jr.	Interim Chief Financial Officer (Principal Financial Officer)	June 16, 2011
/s/ Michael Kumin Michael Kumin	Director (Interim Chairman of the Board)	June 16, 2011
/s/ Christopher Gaffney Christopher Gaffney	Director	June 16, 2011
/s/ Stuart Goldfarb Stuart Goldfarb	Director	June 16, 2011
/s/ Edwin J. Kozlowski Edwin J. Kozlowski	Director	June 16, 2011
/s/ Robert G. Trapp Robert G. Trapp	Director	June 16, 2011

EXHIBIT INDEX

Exhibit Number	Exhibits
3(i)(1)	Amended and Restated Certificate of Incorporation of the Registrant(1)
3(i)(2)	Amendment to Amended and Restated Certificate of Incorporation of the Registrant(2)
3(ii)(1)	Amended and Restated Bylaws of the Registrant(3)
3(ii)(2)	Amendment to Amended and Restated Bylaws of Vitacost.com, Inc. effective July 21, 2010(7)
4.1	Specimen of Common Stock Certificate(2)
†4.2	Form of Nonstatutory Stock Option Agreement(1)
†4.3	Form of Incentive Stock Option Agreement(5)
4.4	Certificate of Designation with respect to the Series A Junior Participating Preferred Stock, $0.00001 par value, of Vitacost.com, Inc.(8)
4.5	Rights Agreement dated March 24, 2010, between Vitacost.com, Inc. and Mellon Investor Services LLC, as Rights Agreement(8)
4.6	Stockholder Agreement dated as of October 8, 2010 by and between the Registrant and Great Hill Investors, LLC, Great Hill Equity Partners III, L.P. and Great Hill Partners IV, L.P.(12)
4.7	Registration Rights Agreement dated as of October 8, 2010 by and between the Registrant and Great Hill Investors, LLC, Great Hill Equity Partners III, L.P. and Great Hill Partners IV, L.P.(13)
†10.1	2000 Stock Option Plan(1)
†10.2	2007 Stock Award Plan(5)
†10.14	Second Amendment to Employment, Non-Competition and Proprietary Rights Agreement between Vitacost.com, Inc. and Sonya L. Lambert dated as of March 22, 2010(8)
†10.15	Second Amendment to Employment, Non-Competition and Proprietary Rights Agreement between Vitacost.com, Inc. and Robert D. Hirsch dated as of March 22, 2010(8)
10.16	Stockholder Agreement dated October 8, 2010, between Vitacost.com, Inc. and Great Hill Investors, LLC, Great Hill Equity Partners III, L.P. and Great Hill Equity Partners IV, L.P.(9)
10.17	Registration Rights Agreement dated October 8, 2010, between Vitacost.com, Inc. and Great Hill Investors, LLC, Great Hill Equity Partners III, L.P., Great Hill Partners GP III, L.P., GHP III, LLC, Great Hill Equity Partners IV, L.P., Great Hill Partners GP IV, L.P., and GHP IV, LLC(9)
†10.18	Employment Agreement dated October 19, 2010, between Vitacost.com, Inc. and Stephen E. Markert, Jr.(10)
†10.19	Employment Agreement dated February 16, 2011, between Vitacost.com, Inc. and Jeffrey Horowitz(11)
14	Vitacost.com, Inc. Code of Conduct and Ethics(4)
16.1	Letter dated March 17, 2011 from McGladrey & Pullen, LLP to the Securities and Exchange Commission regarding change in certifying accountant.(14)
**21	List of Subsidiaries of Registrant
**23.1	Consent of Independent Registered Certified Public Accounting Firm
**23.2	Consent of Independent Registered Public Accounting Firm
**31.1	Certification of Chief Executive Officer Pursuant to Rule 13-14(a) of the Securities Exchange Act of 1934 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
**31.2	Certification of Chief Financial Officer Pursuant to Rule 13-14(a) of the Securities Exchange Act of 1934 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
**32.1	Certification of Chief Executive Officer and Chief Financial and Accounting Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1) Filed as an Exhibit to Registrant's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on June 20, 2007.

(2) Filed as an Exhibit to Amendment No. 7 of Registrant's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on September 21, 2009.

(3) Filed as an Exhibit to Registrant's Amendment No. 5 of Registration Statement on Form S-1 filed with the Securities and Exchange Commission on August 24, 2009.

(4) Filed as an Exhibit to Registrant's Amendment No. 4 of Registration Statement on Form S-1 filed with the Securities and Exchange Commission on July 28, 2009.

(5) Filed as an Exhibit to Registrant's Amendment No. 3 of Registration Statement on Form S-1 filed with the Securities and Exchange Commission on June 12, 2009.

(6) Filed as Exhibit 16.1 to Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 17, 2011.

(7) Filed as an Exhibit to Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 21, 2010.

(8) Filed as an Exhibit to Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 25, 2010

(9) Filed as an Exhibit to Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 13, 2010.

(10) Filed as an Exhibit to Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2010.

(11) Filed as an Exhibit to Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 22, 2011.

(12) Filed as Exhibit 10.37 to Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 13, 2010.

(13) Filed as Exhibit 10.38 to Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 13, 2010.

** Included herewith

† Denotes a management contract or compensatory plan or arrangement.

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